                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
                      the Securities Exchange Act of 1934

     Filed by the Registrant [X]
     Filed by a Party other than the Registrant [ ]
     Check the appropriate box:
     [X] Preliminary Proxy Statement       [ ] Confidential, for Use of the
                                               Commission Only (as permitted by
                                               Rule 14a-6(e)(2))
     [ ] Definitive Proxy Statement
     [ ] Definitive Additional Materials
     [ ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                        KENTEK INFORMATION SYSTEMS, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In its Charter)

--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
     [ ] No fee required
     [X] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

     (1) Title of each class of securities to which transaction applies:

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
     (2) Aggregate number of securities to which transaction applies:

                                   4,604,152
--------------------------------------------------------------------------------
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): $8.29 (the consideration to be paid per share of Common Stock, par value $0.01 per share, of KENTEK INFORMATION SYSTEMS, INC. pursuant to the merger described in this Proxy Statement).

--------------------------------------------------------------------------------
     (4) Proposed maximum aggregate value of transaction:

                                  $38,168,420
--------------------------------------------------------------------------------
     (5) Total fee paid:

                                   $7,633.68
--------------------------------------------------------------------------------
     [ ] Fee paid previously with preliminary materials

     [X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

                                   $7,633.68
--------------------------------------------------------------------------------
     (2) Form, Schedule or Registration Statement No.:

                                 Schedule 13E-3
--------------------------------------------------------------------------------
     (3) Filing Parties:

                              KE Acquisition Corp.
                                Philip W. Shires
--------------------------------------------------------------------------------
     (4) Date filed:

                                  June 6, 1999
--------------------------------------------------------------------------------

                                 [KENTEK LOGO]

                                                              SEPTEMBER 28, 1999

Dear Stockholder,

     You are cordially invited to attend a special meeting of stockholders of Kentek Information Systems, Inc. to be held on October 28, 1999 at 9:00 a.m. at the offices of Cooley Godward LLP, 2595 Canyon Boulevard, Suite 250, Boulder, Colorado 80302.

     At the special meeting, you will be asked to approve a merger of Kentek with KE Acquisition Corp. In the merger, shares of Kentek common stock will be converted into the right to receive $8.29 per share, in cash, without interest.

     The merger has been unanimously approved by your Board of Directors, acting on the unanimous recommendation of an independent Special Committee of the Board. The Special Committee and the full Board concluded that the proposed merger is in the best interests of Kentek stockholders, and therefore the Board unanimously recommends that you vote in favor of the merger.

     Details of the proposed merger and other important information are described in the accompanying Notice of special meeting and proxy statement. You are urged to read these important documents carefully before casting your vote.

     Whether or not you plan to attend the special meeting, we urge you to complete, sign, date and promptly return the enclosed proxy card. The merger cannot be completed unless Kentek stockholders adopt the merger agreement.

     We thank you for your prompt attention to this matter and appreciate your support.

                                            Very truly yours,

                                            Howard L. Morgan, Ph.D.
                                            Chairman of the Board of Directors

     YOUR VOTE IS IMPORTANT. PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR COMMON STOCK AT THIS TIME. AFTER THE MERGER IS APPROVED, STOCKHOLDERS WILL RECEIVE A LETTER OF TRANSMITTAL AND RELATED INSTRUCTIONS.

                        KENTEK INFORMATION SYSTEMS, INC.

                       ---------------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                                 TO BE HELD ON
                                OCTOBER 28, 1999

                       ---------------------------------

To the Stockholders of
Kentek Information Systems, Inc.:

     Notice is hereby given that a special meeting of Stockholders of Kentek Information Systems, Inc. ("Kentek") will be held on October 28, 1999 at 9:00 a.m. at the offices of Cooley Godward LLP, 2595 Canyon Boulevard, Suite 250, Boulder, Colorado 80302, for the following purposes:

        1. To consider and vote on a proposal to approve and adopt a Merger Agreement, dated as of May 14, 1999 (the "Merger Agreement") between Kentek and KE Acquisition Corp. ("KE Acquisition"), pursuant to which KE Acquisition will be merged with and into Kentek (the "Merger"). Pursuant to the Merger, each share of Kentek's common stock, $0.01 par value, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $8.29 in cash, without interest, other than shares held by Kentek as treasury stock, shares owned by KE Acquisition, and shares as to which appraisal rights have been validly exercised. Philip W. Shires, Kentek's President and Chief Executive Officer and a member of Kentek's board of directors, is the sole stockholder, officer and director of KE Acquisition. A copy of the Merger Agreement is included in the attached proxy statement and is incorporated in the attached proxy statement by reference.

        2. To transact other business as may properly come before the special meeting or any adjournments or postponements of the special meeting. Management is not aware of any other business.

     Any stockholder who does not wish to accept the merger consideration of $8.29 per share and who properly demands appraisal under Delaware law will have the right to have the fair value of his or her shares determined by the Delaware Chancery Court. A copy of the relevant provisions of Delaware law is included in the attached proxy statement. This appraisal right is subject to a number of restrictions and technical requirements described in the attached proxy statement.

     Only stockholders of record as of the close of business on September 15, 1999 will be entitled to notice of the special meeting and to vote at the special meeting and any adjournment thereof. Any stockholder will be able to examine a list of holders of record, for any purpose related to the special meeting, during the 10-day period before the meeting. The list will be available at Kentek's corporate headquarters located at 2945 Wilderness Place, Boulder, Colorado 80301. Approval and adoption of the Merger Agreement requires the affirmative vote by at least a majority of the outstanding shares entitled to vote at the special meeting.

                                            By Order of the Board of Directors,

                                            James C.T. Linfield
                                            Corporate Secretary

Boulder, Colorado
September 28, 1999

EACH STOCKHOLDER IS URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF A STOCKHOLDER DECIDES TO ATTEND THE SPECIAL MEETING, HE OR SHE MAY, IF SO DESIRED, REVOKE THE PROXY AND VOTE THE SHARES IN PERSON.

                        KENTEK INFORMATION SYSTEMS, INC.

                       ---------------------------------

                                PROXY STATEMENT
                                      FOR
                        SPECIAL MEETING OF STOCKHOLDERS
                                 TO BE HELD ON
                                OCTOBER 28, 1999

                       ---------------------------------

     This proxy statement is being furnished to holders of common stock, par value $0.01 per share of Kentek Information Systems, Inc., a Delaware corporation ("Kentek"), in connection with the solicitation of proxies by the Board of Directors of Kentek (the "Board") for use at the special meeting of stockholders, and at any adjournment or postponement thereof, to be held at the offices of Cooley Godward LLP, 2595 Canyon Boulevard, Suite 250, Boulder, Colorado 80302 on October 28, 1999 at 9:00 a.m. The special meeting has been called to consider and vote upon a proposal to approve and adopt the Merger Agreement, dated as of May 14, 1999 (as amended from time to time, the "Merger Agreement"), among Kentek and KE Acquisition Corp. ("KE Acquisition"), pursuant to which KE Acquisition will be merged with and into Kentek (the "Merger"). A copy of the Merger Agreement is attached as Annex A.

     Pursuant to the Merger, each share of Kentek's common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $8.29 in cash, without interest (the "Merger Consideration"), other than shares held by Kentek as treasury stock, shares owned by KE Acquisition and shares as to which appraisal rights have been validly exercised. A Special Committee of the Board (the "Special Committee"), which is composed solely of directors unaffiliated with KE Acquisition, negotiated the $8.29 price and the other terms of the Merger Agreement.

     The Board formed the Special Committee because Philip W. Shires, one of the five Board members who was serving at the time of the negotiation and execution of the Merger Agreement, has a direct conflict of interest regarding the Merger arising from his relationships with Kentek and KE Acquisition. In particular, Mr. Shires presently serves as the sole stockholder, director and officer of KE Acquisition as well as the President, Chief Executive Officer and a member of the board of directors of Kentek. The Special Committee is composed of three Board members who are not employees of Kentek or KE Acquisition and who do not have material commercial relationships with Kentek or KE Acquisition.

     Based on the unaudited financial statements of Kentek as of March 31, 1999, the net book value per share was $9.66, of which $7.47 per share was attributable to cash and securities held by Kentek. Kentek has not yet closed its books for the quarter and fiscal year ended June 30, 1999. However, Kentek estimates that, as of June 30, 1999, the value of cash and securities per share was $8.05 and the adjusted value of cash and securities per share was $7.51. The adjusted value of cash and securities per share reflects certain current liabilities, obligations and commitments of Kentek including estimated income taxes currently payable, operating and purchase commitments of Kentek's Japanese subsidiaries, bonus payments to employees and costs associated with the Merger. See page [52] of the proxy statement for a more detailed discussion of Kentek's adjusted value of cash and securities per share as of June 30, 1999.

     KE Acquisition and Mr. Shires, as the sole stockholder, officer and director of KE Acquisition, intend to finance a substantial portion of the Merger Consideration from cash and securities held by Kentek. As of June 30, 1999, approximately $7.51 per share of the Merger Consideration will be financed with the cash and securities held by Kentek and approximately $0.78 of the Merger Consideration will be financed by KE Acquisition and Mr. Shires.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     The date of this proxy statement is September 28, 1999.

                                                     (continued from cover page)

     All shares represented by properly executed proxies received prior to or at the special meeting and not revoked will be voted in accordance with the instructions indicated in the proxies. If no instructions are indicated, the proxies will be voted FOR adoption and approval of the Merger Agreement and in the discretion of the persons named in the proxy with respect to any other matters as may properly come before the special meeting. A stockholder may revoke his or her proxy at any time prior to its use by delivering to the Secretary of Kentek a signed notice of revocation or a later-dated and signed proxy or by attending the special meeting and voting in person.

     The Special Committee, the Board and Kentek believe that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Public Stockholders, and recommend that Kentek stockholders approve the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement. In addition, as described further in this proxy statement, KE Acquisition, Philip W. Shires, Donald W. Shires and Renee Bond (collectively, the "Schedule 13E-3 Filing Parties") also believe that the Merger is fair to the Public Stockholders.

     The Special Committee and the Board retained Janney Montgomery Scott as their financial advisor to review the Merger and to render an opinion as to the fairness, from a financial point of view, of the Merger to the Public Stockholders. On May 14, 1999, Janney Montgomery Scott delivered its written opinion to the Special Committee and the Board that, as of the date of the opinion, and based upon and subject to certain matters stated in the opinion, the Merger was fair, from a financial point of view, to the Public Stockholders. Janney Montgomery Scott orally updated its written opinion on August 13, 1999 and September 10, 1999. See pages [38-45] of this proxy statement for additional information relating to Janney Montgomery Scott's fairness analysis.

     During the six month trading period ended April 21, 1999, the last trading day before the public announcement that Mr. Shires had proposed to acquire the shares held by the stockholders of Kentek other than Mr. Shires and KE Acquisition (the "Public Stockholders"), Kentek's common stock closed at prices between $5.38 per share to $7.00 per share. The average closing price of the shares during the six month trading period ended April 21, 1999 was $6.25 per share. On April 21, 1999, the closing bid price of the shares on the Nasdaq National Market was $6.9375 per share. On May 13, 1999, the last trading day before public announcement of the execution of the Merger Agreement, the high and low sale prices and the closing price of the shares on the Nasdaq National Market were $7.625 per share.

     Subsequent to the consummation of the Merger, the Public Stockholders will no longer have an interest in Kentek. As of the date of this proxy statement, KE Acquisition and Mr. Shires beneficially own an aggregate of 298,219 shares (including shares which Mr. Shires has the option to acquire), representing approximately 6.5% of Kentek's common stock, of which 61,500 shares or approximately 1.3% of the common stock are eligible to vote at the special meeting.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE A SOLICITATION OF A PROXY IN ANY JURISDICTION FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE A PROXY SOLICITATION IN SUCH JURISDICTION. THE INFORMATION IN THIS PROXY STATEMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS PROXY STATEMENT.

     The Board knows of no additional matters that will be presented for consideration at the special meeting. Execution of a proxy, however, confers on the designated proxyholders discretionary authority to vote the shares covered by the proxy on other business, if any, that may properly come before the special meeting. This proxy statement and the accompanying form of proxy are first being mailed to stockholders on or about September 28, 1999.

                          ----------------------------

                               TABLE OF CONTENTS
                          ----------------------------

                                                              PAGE
                                                              ----
Questions and Answers about the Merger......................     1
Summary.....................................................     4
Selected Consolidated Financial Data of Kentek..............    12
Cautionary Statement Regarding Forward-Looking Statements...    13
The Special Meeting.........................................    14
Special Factors.............................................    16
Background of the Merger....................................    32
Price of the Common Stock...................................    54
The Merger..................................................    55
Certain Provisions of the Merger Agreement..................    59
Security Ownership of Certain Beneficial Owners and
  Management................................................    65
Regulatory Considerations...................................    67
Buyer.......................................................    67
Appraisal Rights............................................    67
Independent Auditors........................................    68
Stockholder Proposals.......................................    68
Where You Can Find More Information.........................    69
Available Information.......................................    69
Annex A Merger Agreement....................................   A-1
Annex B Opinion of Janney Montgomery Scott Inc..............   B-1
Annex C Section 262 of the Delaware General Corporation
  Law.......................................................   C-1
Annex D Management of Kentek and KE Acquisition.............   D-1
Annex E Annual Report on Form 10-K for the Fiscal Year Ended
  June 30, 1998.............................................   E-1
Annex F Quarterly Report on Form 10-Q for the Period Ended
  March 31, 1999............................................   F-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q.    WHAT IS THE PROPOSED TRANSACTION?

A. KE Acquisition will acquire Kentek by merging into Kentek, with Kentek as the surviving corporation.

Q.    WHO IS THE BUYER?

A. The buyer is KE Acquisition Corp., which was formed by Philip W. Shires to acquire Kentek in the Merger. Mr. Shires is the President and Chief Executive Officer of Kentek and also a director and a stockholder of Kentek. Mr. Shires is the only director, officer and stockholder of KE Acquisition, and, immediately after the Merger, he will be the only director and officer of Kentek. Mr. Shires has had discussions with his son, Donald W. Shires, and another employee of Kentek, Renee Bond, about their interest in purchasing an equity interest in Kentek after the Merger of up to 30% in the case of Donald W. Shires and 10% in the case of Renee Bond. In addition, Philip W. Shires expects that these two individuals will likely become Vice Presidents and directors of Kentek after the Merger. Donald W. Shires is currently responsible for Kentek's Boulder, Colorado operations and engineering and Renee Bond is currently responsible for Kentek's worldwide consumable supplies sales, but neither are executive officers or directors of Kentek. Philip W. Shires and KE Acquisition currently do not have any agreements with these two individuals regarding their equity participation, employment or director positions. However, Mr. Shires anticipates, based on his discussions with Donald W. Shires and Renee Bond, that prior to the Merger they will agree to cancel their existing Kentek options in connection with their participation in Kentek after the Merger. Donald W. Shires currently holds 7,500 Kentek options, 2,500 of which are vested, and Renee Bond currently holds 10,959 Kentek options, all of which are vested. See pages [5-6] and [56].

Q.    WHAT WILL I RECEIVE IN THE MERGER?

A. Stockholders of Kentek will be entitled to receive $8.29 in cash, without interest, for each share of common stock, other than KE Acquisition and stockholders who dissent and properly seek appraisal of the fair value of their shares. If you own stock options of Kentek, you will be entitled to receive, immediately prior to the Merger, the difference between $8.29 and the exercise price of your vested stock option.

Q. WHY IS THE BOARD OF DIRECTORS RECOMMENDING THAT I VOTE FOR THE MERGER AGREEMENT?

A. In the opinion of the board of directors, based upon the unanimous recommendation of an independent special committee of the board of directors, the terms and provisions of the Merger Agreement and the Merger are fair to and in the best interests of Kentek's public stockholders, and the board of directors has accordingly unanimously approved the Merger Agreement and declared it advisable. The price of $8.29 per share is a 32.6% premium over the average closing price for the shares on the Nasdaq National Market for the six month trading period ended April 21, 1999. In addition, the price is a 19.5% premium over the closing price for the shares on April 21, 1999, the date before Kentek announced it had received Mr. Shires' initial proposal, and a 8.7% premium over the closing price for the shares on May 13, 1999, the date before Kentek announced the execution of the Merger Agreement. To review the background and reasons for the Merger in greater detail, see pages [15-20] to [31-38].

Q.    HOW WILL KE ACQUISITION AND MR. SHIRES FINANCE THE MERGER?

A. KE Acquisition and Mr. Shires, the sole stockholder, officer and director of KE Acquisition, intend to finance a substantial portion of the Merger Consideration from the cash and securities held by Kentek. As of June 30, 1999, Kentek estimates that approximately $7.51 per share of the Merger Consideration will be financed with the cash and securities currently held by Kentek and approximately $0.78 of the Merger Consideration will be financed by KE Acquisition and Mr. Shires. See page [52].

Q. SINCE PHILIP W. SHIRES IS THE SOLE STOCKHOLDER OF KE ACQUISITION, WHAT CONFLICTS OF INTEREST DOES THE BOARD OF DIRECTORS HAVE IN RECOMMENDING APPROVAL OF THE MERGER AGREEMENT?

A. Philip W. Shires, the President and Chief Executive Officer of Kentek and a member of the board of directors, has a direct conflict of interest in recommending approval of the Merger Agreement because he is the sole stockholder, director and officer of KE Acquisition. If the Merger occurs, Mr. Shires will own all of Kentek's common stock following the Merger and as a result will receive the benefit of future earnings and increased value of Kentek, while you will no longer receive any such benefit. To counteract this conflict of interest, the recommendation of the board of directors is based on the unanimous recommendation of the special committee. The members of the special committee did not have a conflict of interest in recommending approval of the Merger Agreement and the Merger. To review the factors considered by the special committee and the board of directors in approving the Merger Agreement and the Merger, see pages [22-29].

Q. HOW DID THE BOARD OF DIRECTORS MAKE SURE THE PRICE PER SHARE I WILL RECEIVE IN THE PROPOSED MERGER IS FAIR?

A. The board of directors formed a special committee consisting of three directors who had no conflicts of interest with respect to the transaction to evaluate and negotiate the terms of the Merger Agreement with KE Acquisition. The special committee independently selected and retained legal and financial advisors to assist it in the negotiation, and received written and oral opinions from its financial advisor, on which the special committee and the entire board of directors relied, that as of the date of the Merger Agreement and as of August 13, 1999 and September 10, 1999, the $8.29 per share you will receive in the proposed Merger is fair to you from a financial point of view.

Q.    WHAT ARE THE DISADVANTAGES TO ME OF KENTEK MERGING WITH KE ACQUISITION?

A. Following the proposed Merger, the holders of Kentek's common stock will no longer benefit from the earnings or increased value, if any, of Kentek. In addition, the $8.29 per share Merger Consideration is less than the net book value per share of $9.66 as of March 31, 1999 and is only slightly greater than the approximately $8.05 per share value of cash and securities held by Kentek as of June 30, 1999.

Q.    WHAT VOTE IS REQUIRED TO APPROVE THE MERGER AGREEMENT?

A. The holders of a majority of all outstanding shares of Kentek's common stock must vote to approve the Merger Agreement. As of September 10, 1999, directors and executive officers of Kentek and their affiliates as a group beneficially owned an aggregate of approximately 25% of the common stock eligible to vote at the special meeting. The directors and executive officers of Kentek have indicated that they intend to vote their common stock in favor of the adoption of the Merger Agreement although they are not obligated to do so. KE Acquisition, Philip W. Shires, Donald W. Shires and Renee Bond collectively own approximately 1.3% of Kentek's common stock, which they will vote in favor of the Merger Agreement.

Q.    WHAT DO I NEED TO DO NOW?

A. Please mark your vote on, sign, date and mail your proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting.

Q.    WHAT RIGHTS DO I HAVE IF I OPPOSE THE MERGER?

A. Stockholders who oppose the Merger may dissent and seek appraisal of the fair value of their shares, but only if they comply with all of the Delaware law procedures explained on pages [64-65] and in Annex C to this proxy statement.

Q.    WHO CAN VOTE ON THE MERGER?

A. All stockholders of record as of the close of business on September 15, 1999 will be entitled to notice of, and to vote at, the special meeting to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Q.    SHOULD I SEND MY STOCK CERTIFICATES NOW?

A. No. After the Merger is completed, Kentek will send you a transmittal form and written instructions for exchanging your share certificates.

Q. IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A. Your broker will vote your shares ONLY if you instruct your broker on how to vote. You should follow the directions provided by your broker regarding how to vote your shares.

Q.    MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A. Yes. Just send in a written revocation or another signed proxy card with a later date to American Stock Transfer & Trust, Inc., Kentek's transfer agent, before the special meeting or simply attend the special meeting and vote in person. American Stock Transfer's address is 40 Wall Street, New York, New York 10005.

Q.    WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A. We are working toward completing the Merger as quickly as possible. If the Merger Agreement is approved and the other conditions to the Merger are satisfied, we expect to complete the Merger on the day of the special meeting.

Q:    WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO ME?

A. The cash you receive for your shares generally will be taxable for U.S. federal income tax purposes to the extent the cash exceeds your tax basis. To review the federal income tax consequences to stockholders in greater detail, see pages [52-53].

Q:    WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

A. We do not expect that any other matters will be voted upon at the special meeting.

Q:    WHO CAN HELP ANSWER MY QUESTIONS?

A. If you have more questions about the Merger or would like additional copies of this proxy statement, you should contact Kentek at 303-440-5500.

                                    SUMMARY

     The following summary is intended only to highlight certain information contained elsewhere in this proxy statement. This summary is not intended to be complete and is qualified by the more detailed information contained elsewhere in this proxy statement, the Annexes hereto and the documents otherwise referred to in this proxy statement. Stockholders are urged to review this entire proxy statement carefully, including the Annexes hereto and all documents referenced in this proxy statement.

                                    OVERVIEW

     Kentek is furnishing this proxy statement to allow its stockholders to consider and vote on a proposal to approve and adopt the Merger Agreement with KE Acquisition. Pursuant to the Merger Agreement, KE Acquisition will be merged directly into Kentek and stockholders of Kentek, other than KE Acquisition, who do not dissent from the Merger will receive $8.29 per share for each share that they own at the effective time of the Merger.

     During the time the Merger Agreement was negotiated and at the time the Merger Agreement was executed, Philip W. Shires was the President and Chief Executive Officer and a member of the board of directors of Kentek. Mr. Shires was also the sole stockholder, officer and director of KE Acquisition. Mr. Shires, therefore, has a direct conflict of interest with respect to the proposed transaction. As of the date of this proxy statement, Mr. Shires owns approximately 1.3% of Kentek's outstanding common stock.

     In light of the conflict of interest discussed in the prior paragraph, Kentek's Board of Directors (the "Board") formed the Special Committee. The Special Committee is composed of three of Kentek's directors who were not affiliated with KE Acquisition. The Special Committee negotiated the terms of the Merger Agreement on behalf of the Board and Kentek. In connection with the execution of the Merger Agreement, both the Board and the Special Committee determined that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement were fair to the Public Stockholders.

     For additional information on the directors and executive officers of Kentek and KE Acquisition, see Annex D attached hereto.

                                  THE COMPANY

     Kentek is a supplier of heavy-duty, high reliability, mid-range, non-impact laser printers and related consumable supplies and spare parts. Printers that print 30 to 60 pages per minute ("ppm") and 30,000 to 400,000 pages per month characterize the mid-range market. Kentek manufactures consumable supplies for its printers, with the exception of toner, which is manufactured for Kentek to its specifications. Certain additional companies manufacture, remanufacture and market (i.e., "clone") consumable supplies, including toner, for Kentek printers. Over the useful life of Kentek's printers, the consumable supplies must be replaced several times each year under normal use conditions and, consequently, sales of consumable supplies and spare parts typically generate revenues in excess of three times the original cost of the printer and represent approximately 85% of the total cost of ownership of the printer.

     Kentek currently sells its products to OEMs, system integrators, and independent supplies resellers in the mid-range market. Kentek's customers include BancTec, IBM Global Services, Lexmark, NCR, Oce Printing Systems, Printer Systems International, Standard Register, Tally and Unisys. Kentek believes that its printers presently compete only in high-volume production printing applications which include printing invoices, forms, payroll, direct mail and check imaging.

     Since 1997, Kentek has experienced significant declines in new printer sales and total revenues as a result of negative competitive trends affecting the traditional mid-range printer industry. Kentek had hoped to alleviate some of these negative industry trends with the introduction of its next generation printer, the KW60.

However, in November 1998, Kentek terminated the development of the KW60. Kentek's management team and Board terminated the development of the KW60 as a result of the following factors:

     - the development of the KW60 would require an additional two years of engineering;

     - the development of the KW60 would require at least an additional $20 million of capital;

     - Kentek's principal customer/prospect for the KW60 would not wait past May 1999 for delivery of the KW60; and

     - Kentek's printer sales were declining rapidly as a result of the competitive pressures and negative industry trends affecting the traditional mid-range printer industry.

     As a result of Kentek's decision to abandon development efforts on the KW60, Kentek's management team and Board instituted certain restructuring actions from November 6, 1998 through March 31, 1999 in order to reduce all expenses associated with the development and the planned manufacture of the KW60. See page [16] of this proxy statement for additional details relating to the restructuring actions initiated by Kentek's management team and Board.

     In April and May 1999, Kentek's management team concluded that Kentek was unlikely to sell more than 600 additional printer units prior to June 30, 2001. This conclusion was based on the factors set forth in the following paragraphs and Kentek's historical printer unit sales numbers. As of the date of this proxy statement, Kentek's management team believes that continued declines in Kentek printer sales may make the manufacture of Kentek printers economically impractical in the near future. However, Kentek's management team currently intends to manufacture printers as long Kentek's customers order printers in economically viable quantities, which Kentek's management team currently estimates to be approximately 600 printers per year.

     As of the date of this proxy statement, substantially all of Kentek's customers resell or have indicated that they intend to resell the new Xerox 40 ppm light-duty mid-range printer. Kentek believes that its competitors, including Xerox, will continue to release new lower cost printers with enhanced features and that its customers will continue to replace Kentek printers with such lower cost printers. As a result, Kentek anticipates that it will continue to suffer progressively greater declines in new printer sales. See page [15-17] of this proxy statement for additional information.

     Kentek's sales of consumable supplies and spare parts have also been declining as its new printer sales have not kept pace with the rate at which existing Kentek printers have been going out of service. The following table sets forth Kentek's total sales, printer sales, printer unit sales, and consumable supplies and spare parts sales since 1996.

                                                                               NINE MONTHS ENDED
                                                  1996      1997      1998      MARCH 31, 1999
                                                 -------   -------   -------   -----------------
                                                             (dollars in thousands)
Total sales....................................  $74,381   $56,460   $45,053        $28,019
Printer sales..................................  $18,436   $ 8,370   $ 7,041        $ 3,470
Consumable supplies and spare parts unit
  sales........................................  $55,945   $48,090   $38,012        $24,549
Printer unit sales.............................    3,093     1,464       671            365

     The section of this proxy statement entitled "Special Factors -- Relevant Background Information," beginning on page [15], contains a more comprehensive discussion of the competitive pressures and negative competitive trends affecting the traditional mid-range printer industry and Kentek's inability to develop a new faster mid-range printer.

     Kentek's principal executive offices are located at 2945 Wilderness Place, Boulder, Colorado 80301 and its telephone number is (303) 440-5500.

                                     BUYER

     KE Acquisition was formed in April 1999 for purposes of the Merger. Philip
W. Shires, the President and Chief Executive Officer and a member of the board of directors of Kentek, is the sole stockholder, officer and director of KE Acquisition. KE Acquisition has not carried on any activities to date other than those incident to its formation, the negotiation and execution of the Merger Agreement and related financing transactions.

     Philip W. Shires expects that, following the Merger, Kentek will elect to be taxed under Subchapter S of the Internal Revenue Code and that this election will result in certain tax benefits to Kentek and its stockholders. Because of the election, the number of type of persons that may hold Kentek stock will be limited. Mr. Shires has had discussions with his son, Donald W. Shires, and another employee of Kentek, Renee Bond, about their interest in purchasing an equity interest in Kentek after the Merger of up to 30% in the case of Donald W. Shires and 10% in the case of Renee Bond. Donald W. Shires is responsible for Kentek's Boulder, Colorado operations and engineering and Renee Bond is responsible for Kentek's worldwide consumable supplies sales, but neither are executive officers or directors of Kentek. Mr. Shires has proposed that such investments be subject to a vesting schedule based on continued employment with Kentek. In addition, Mr. Shires expects that these two individuals will likely become Vice Presidents and directors of Kentek after the Merger. Mr. Shires and KE Acquisition currently do not have any agreements with Donald W. Shires and Renee Bond regarding their equity participation, employment or director positions. However, Mr. Shires anticipates, based on his discussions with Donald
W. Shires and Renee Bond, that prior to the Merger they will agree to cancel their Kentek options in connection with their participation in Kentek after the Merger. Donald W. Shires currently holds 7,500 Kentek options, 2,500 of which are vested, and Renee Bond currently holds 10,959 Kentek options, all of which are vested.

     The address of the principal office of KE Acquisition is 2945 Wilderness Place, Boulder, Colorado 80301 and its telephone number is (303) 440-5500.

                              THE SPECIAL MEETING

TIME AND PLACE OF MEETING

     The special meeting will be held at the offices of Cooley Godward LLP, 2595 Canyon Boulevard, Suite 250, Boulder, CO 80302 on October 28, 1999, starting at 9:00 a.m., local time.

MATTER TO BE CONSIDERED

     The special meeting has been called for the holders of Kentek's common stock to consider and vote upon a proposal to approve and adopt the Merger Agreement. See page [13].

RECORD DATE; VOTE REQUIRED

     Holders of record of common stock at the close of business on September 15, 1999 (the "Record Date") have the right to receive notice of and to vote at the special meeting. Each share is entitled to one vote on each matter presented to the stockholders for a vote at the special meeting. The affirmative vote of the holders of a majority of the outstanding shares is required to approve and adopt the Merger Agreement. The Schedule 13E-3 Filing Parties beneficially own an aggregate of approximately 6.5% of the outstanding common stock (including stock that can be acquired upon the exercise of options), of which approximately 1.3% is eligible to vote at the special meeting. The Schedule 13E-3 Filing Parties will vote their Kentek shares in favor of the proposal to approve and adopt the Merger Agreement.

SECURITY OWNERSHIP OF MANAGEMENT

     As of September 10, 1999, directors and executive officers of Kentek and their affiliates as a group beneficially owned an aggregate of 1,586,600 shares, or approximately 34.46% of the common stock, of which 1,157,130 shares, or approximately 25.13% of the common stock, are eligible to vote at the special meeting.

The directors and executive officers of Kentek have indicated that they intend to vote their shares in favor of the adoption of the Merger Agreement although they are not obligated to do so. See page [13].

SECURITY OWNERSHIP OF KENTEK'S PRINCIPAL STOCKHOLDERS

     As of September 10, 1999, the four largest holders of Kentek's common stock beneficially owned an aggregate of 3,004,930 shares, or approximately 65.26% of the common stock, of which 2,977,687 shares, or approximately 64.67% of the common stock, are eligible to vote at the special meeting. Kentek believes that its four largest stockholders will vote their shares in favor of the adoption of the Merger Agreement although they are not obligated to do so and, as of the date of this proxy statement, Kentek has not requested any proxy from these stockholders. See pages [13] and [33-34].

RECOMMENDATION OF THE SPECIAL COMMITTEE AND KENTEK'S BOARD OF DIRECTORS

     Because of the direct conflict of Philip W. Shires with respect to any transaction between Kentek and KE Acquisition, the Board established a special committee (the "Special Committee") to act on behalf of the Public Stockholders of Kentek for purposes of negotiating the price and other terms of the transaction with KE Acquisition and evaluating the fairness of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement. The Special Committee is composed solely of directors unaffiliated with KE Acquisition. The members of the Special Committee will cease to be directors of Kentek upon completion of the Merger.

     The Special Committee and the Board each unanimously determined on May 14, 1999 that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Public Stockholders and recommend that holders of shares vote in favor of approval and adoption of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement. See page [38].

     On August 13, 1999 and September 10, 1999, the Special Committee and the Board each unanimously reaffirmed their prior determinations that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Public Stockholders. See page [38].

OPINION OF FINANCIAL ADVISOR

     The Special Committee and the Board retained Janney Montgomery Scott as their financial advisor to review the Merger and to render an opinion as to the fairness, from a financial point of view, of the Merger to the Public Stockholders. On May 14, 1999, Janney Montgomery Scott delivered its written opinion to the Special Committee and the Board that, as of the date of the opinion, and based upon and subject to certain matters stated in the opinion, the Merger was fair, from a financial point of view, to the Public Stockholders. See pages [38-41].

     A copy of Janney Montgomery Scott's May 14, 1999 written opinion is attached to this proxy statement as Annex B. The Janney Montgomery Scott opinion should be read in its entirety with respect to assumptions made, matters considered, and limitations on the review undertaken by Janney Montgomery Scott in rendering its opinion. See pages [38-41] and Annex B.

     In response to comments received from the Securities and Exchange Commission, the Board and the Special Committee asked Janney Montgomery Scott to prepare two supplemental financial analyses of the Merger. The Board and the Special Committee requested the supplemental analyses because the Board and the Special Committee believed that the supplemental analyses would provide additional relevant data regarding the fairness of the Merger to the Public Stockholders. See pages [39-45].

     On August 13, 1999, Janney Montgomery Scott presented its first supplemental financial analysis to the Special Committee and the Board and orally confirmed its prior opinion to the Special Committee and the Board that, as of that date, the Merger was fair, from a financial point of view, to the Public Stockholders.

See page [44] of this proxy statement for additional information relating to Janney Montgomery Scott's August 13, 1999 supplemental financial analysis.

     On September 10, 1999, Janney Montgomery Scott presented its second supplemental financial analysis to the Special Committee and the Board and orally confirmed its prior opinion to the Special Committee and the Board that, as of that date, the Merger was fair, from a financial point of view, to the Public Stockholders. See pages [44-45] of this proxy statement for additional information relating to Janney Montgomery Scott's September 10, 1999 supplemental financial analysis.

     Notwithstanding the fact that the Board and the Special Committee requested that Janney prepare its August 13, 1999 and September 10, 1999 supplemental financial analyses, the Board and the Special Committee continue to believe that Janney Montgomery Scott's May 14, 1999 financial analysis constitutes a relevant analysis of the fairness of the Merger to Kentek's Public Stockholders.

     Janney Montgomery Scott has agreed to orally update its May 14, 1999 written opinion as of the closing of the proposed merger transaction.

                                   THE MERGER

EFFECTIVE TIME OF THE MERGER

     Pursuant to the Merger Agreement, KE Acquisition will be merged directly into Kentek, with Kentek as the surviving corporation (the "Surviving Corporation"). The Merger will become effective when the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at a later time specified in the certificate of merger.

MERGER CONSIDERATION

     In the Merger each share shall be converted into the right to receive $8.29 per share in cash, without interest, other than shares owned by KE Acquisition, shares held in treasury, and shares as to which appraisal rights have been validly exercised.

     The price of $8.29 per share is a 32.6% premium over the average closing price for the shares on the Nasdaq National Market for the six month trading period ended April 21, 1999, the day before Kentek announced it had received KE Acquisition's and Mr. Shires' initial proposal. In addition, the price is a 19.5% premium over the closing price for the shares on April 21, 1999, and a 8.7% premium over the closing price for the shares on May 13, 1999, the day before Kentek announced the execution of the Merger Agreement.

     Based on the unaudited financial statements of Kentek as of March 31, 1999, net book value per share was $9.66, and $7.47 of the net book value per share was attributable to cash equivalent assets held by Kentek. Kentek has not yet closed its books for its fourth quarter and fiscal year ended June 30, 1999. However, Kentek estimates that, as of June 30, 1999, the cash equivalent value of each share was $8.05 and the adjusted cash equivalent value of each share was $7.51. The adjusted cash equivalent value per share reflects certain current liabilities and commitments of Kentek including estimated income taxes currently payable, operating and purchase commitments of Kentek's Japanese subsidiaries, bonus payments to employees, and costs associated with the Merger. See page [52] of the proxy statement for a more detailed discussion of Kentek's adjusted value of cash and securities per share as of June 30, 1999.

     KE Acquisition and Mr. Shires, as the sole stockholder, officer and director of KE Acquisition, intend to finance a substantial portion of the Merger Consideration from the cash and securities held by Kentek. Accordingly, as of June 30, 1999, Kentek estimates that approximately $7.51 per share of the Merger Consideration will be financed with the cash and securities currently held by Kentek and approximately $0.78 of the Merger Consideration will be financed by KE Acquisition and Mr. Shires. See page [52].

STOCK OPTIONS

     Immediately prior to the Merger, each director or employee of Kentek holding options to acquire Kentek shares will receive cash equal to the excess, if any, of $8.29 over the per share exercise price of each option, to the extent the option is then vested and exercisable. With the exception of an option for 30,000 shares held by Dr. Howard L. Morgan, the Chairman of Kentek, the exercisability of Kentek options will not be accelerated as a result of the Merger. Any options that are not terminated immediately prior to the Merger will continue to be outstanding, but, after the Merger, those options, to the extent they vest, will become the right to receive $8.29 in cash upon payment of the exercise price.

     Prior to the Merger, KE Acquisition may enter into agreements with option holders to treat options differently than the treatment described above. As of the date of this proxy statement, KE Acquisition has not agreed and does not expect that it will agree to treat any options other than as described above. KE Acquisition does anticipate, however, that Philip W. Shires, Donald W. Shires and Renee Bond will cancel their Kentek options prior to the Merger. See page [56].

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     The obligations of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or waiver of a number of conditions, including that Kentek's stockholders adopt the Merger Agreement and KE Acquisition shall have received the financing necessary to consummate the transactions contemplated by the Merger Agreement. See pages [58-59].

TERMINATION OF THE MERGER AGREEMENT

     Either Kentek or KE Acquisition may terminate the Merger Agreement under certain circumstances, including if the Merger has not been completed by November 14, 1999. See pages [59-60].

MERGER FINANCING

     The total amount of cash required to consummate the transactions contemplated by the Merger Agreement (the "Merger Financing"), including payment of related fees and expenses, is estimated to be approximately $39 million. KE Acquisition and Mr. Shires, the sole stockholder, officer and director of KE Acquisition, expect that KE Acquisition will finance the Merger from borrowings under a senior secured credit facility and from cash and securities held by Kentek. In a commitment letter (the "Commitment Letter") dated April 19, 1999, US Bank, N.A. committed, subject to certain customary terms and conditions, to provide up to $6 million of debt financing for purposes of financing the Merger and paying related fees and expenses. See pages [54-55].

APPRAISAL RIGHTS

     If the Merger is consummated, under applicable Delaware law, holders of common stock who follow the appropriate procedures, including filing a written demand for appraisal with Kentek prior to the special meeting, and who do not vote in favor of the Merger, will be entitled to receive payment of the fair value of their shares as appraised by the Delaware Court of Chancery. Under certain circumstances, a holder may forfeit the right to appraisal, in which case the holder's shares will be treated as if they had been converted, in the Merger, into a right to receive the Merger Consideration, without interest thereon. See pages [64-65].

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     As a result of his relationships with Kentek and KE Acquisition, Philip W. Shires, Kentek's Chief Executive Officer and President and a director, has interests that constitute direct conflicts of interest in connection with the Merger. The Special Committee and the Board were and are aware of the conflicts and considered them in addition to the other matters described under "Special Factors -- Reasons of Kentek for the Merger; Fairness of the Merger," "Background of the Merger -- Recommendation of the Special

Committee and the Board of Directors" and "The Merger -- Interests of Certain Persons in the Merger." See pages [22-29], [38] and [53-54].

CERTAIN EFFECTS OF THE TRANSACTION

     Immediately following the Merger, the Public Stockholders will cease to have any ownership interest in Kentek or rights as holders of shares. Rather, Philip W. Shires, the sole stockholder of KE Acquisition, will own 100% of Kentek.

     As a result of the Merger:

     - the Public Stockholders will no longer benefit from any profits or increases in the value of Kentek;

     - the Public Stockholders will no longer bear the risk of any decreases in value of Kentek;

     - Kentek will be privately held and there will be no public market for the common stock;

     - KE Acquisition will cause Kentek to terminate the registration of the common stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

     - Kentek will no longer be required to file periodic reports with the Securities and Exchange Commission (the "SEC").

     See pages [29-30].

PLANS FOR KENTEK AFTER THE MERGER

     Kentek's total revenues, printer sales, and consumable supplies and spare parts sales are decreasing rapidly due to increased competition in the mid-range printer industry and the introduction, by competitors, of new products. As of the date of this proxy statement, substantially all of Kentek's customers resell or have indicated that they intend to resell the new Xerox 40 ppm light-duty mid-range printer.

     As of the date of this proxy statement, the Schedule 13E-3 Filing Parties believe that continued declines in Kentek printer sales may make the manufacture of Kentek printers economically impractical in the near future. However, the
Schedule 13E-3 Filing Parties currently intend to manufacture printers as long Kentek's customers order printers in economically viable quantities, which the
Schedule 13E-3 Filing Parties currently estimate to be approximately 600 printers per year. If Kentek terminates the manufacturing of new printers, such an event would represent a significant departure from Kentek's historical operations.

     The Schedule 13E-3 Filing Parties believe that Kentek's competitors, including Xerox, will continue to release new lower cost printers with enhanced features and that Kentek's customers will continue to replace Kentek printers with such lower cost printers. As a result, the Schedule 13E-3 Filing Parties anticipate that Kentek will continue to suffer progressively greater declines in new printer sales. Based on the foregoing and based on Kentek's historical printer unit sales numbers set forth on page [5] of this proxy statement, the
Schedule 13E-3 Filing Parties estimate that Kentek will not continue to manufacture and sell printers beyond the next twelve months. In addition, the
Schedule 13E-3 Filing Parties anticipate that Kentek's sales of consumable supplies and spare parts sales will continue to decline over the course of the next several years as Kentek's installed base of printers exit their useful life cycle and as Kentek's new printer sales continue to decline.

     The Schedule 13E-3 Filing Parties intend to manage Kentek's business in response to the increased competition in the mid-range printer industry and the introduction, by Kentek's competitors, of new products. In particular, the
Schedule 13E-3 Filing Parties intend to:

     - manage an orderly liquidation of Kentek's business operations and assets over the next four to five years;

     - reduce expenses ahead of declining revenues in order to maintain operating profitability;

     - manufacture and sell existing models of printers as long as Kentek's customers continue to order printers in economically viable quantities, which the Schedule 13E-3 Filing Parties currently estimate to be approximately 600 printers per year. The Schedule 13E-3 Filing Parties currently estimate that this level may be reached in the next twelve months; and

     - manufacture and sell consumable supplies and spare parts for existing Kentek printers as long as Kentek's customers continue to order consumable supplies and spare parts in economically viable quantities, which the Schedule 13E-3 Filing Parties currently estimate to be approximately $2.5 million in consumable supplies and spare parts orders per year. The Schedule 13E-3 Filing Parties currently estimate that this level may be reached in approximately four to five years.

     The Schedule 13E-3 Filing Parties anticipate that the revenues generated by Kentek following the Merger will be sufficient to:

     - repay Kentek's creditors; and

     - enable Kentek to service and support its existing customer contractual obligations, which typically extend five years from the end of the contract term or five years after the date that the last printer is shipped.

     The Schedule 13E-3 Filing Parties do not intend to introduce or develop new products, although they may pursue extensions of existing product lines if those are feasible.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     For a summary of the material U.S. federal income tax consequences of the Merger, see "The Merger -- Certain Federal Income Tax Consequences" on pages [52-53].

     EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE FEDERAL INCOME, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE MERGER.

                 SELECTED CONSOLIDATED FINANCIAL DATA OF KENTEK

     The following table sets forth selected consolidated financial data for Kentek and its subsidiaries as of and for each of the five fiscal years in the period ended June 30, 1998 and for the nine months ended March 31, 1999 and 1998. No separate financial information is provided for KE Acquisition since it is a special purpose entity formed in connection with the Merger and has no independent operations. No pro forma data giving effect to the Merger is provided because Kentek does not believe that the information is material to stockholders in evaluating the Merger and Merger Agreement since the proposed merger consideration is all cash and the common stock of Kentek will cease to be publicly traded upon the consummation of the Merger.

     The selected data for Kentek as of and for each of the five fiscal years in the period ended June 30, 1998 has been derived from audited consolidated financial statements of Kentek. The selected data for the nine months ended March 31, 1999 and 1998 has been derived from the unaudited consolidated financial statements of Kentek and, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial data for and at the end of such periods. Results of operations for the nine months ended March 31, 1999 are not necessarily indicative of results for the full year. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Consolidated Financial Statements of Kentek and the notes thereto included in Kentek's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and Form 10-Q for the period ended March 31, 1999, copies of which are enclosed with this proxy statement.

                                                      NINE MONTHS
                                                    ENDED MARCH 31,                 FISCAL YEAR ENDED JUNE 30,
                                                   -----------------   ----------------------------------------------------
                                                    1999      1998       1998       1997       1996       1995       1994
                                                   -------   -------   --------   --------   --------   --------   --------
                                                      (UNAUDITED)        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales........................................  $28,019   $34,682   $45,053    $56,460    $74,381    $70,192    $78,867
Operating income.................................    1,327     3,666     4,243      7,249     13,277      6,406     10,026
Net income.......................................    3,389     3,939     4,977      4,761     13,102      5,035      9,647
PER SHARE DATA:(a)
Net income per basic share.......................  $  0.56   $  0.56   $  0.70    $  0.70    $  6.59    $  6.02    $ 11.54
Net income per diluted share.....................     0.56      0.55      0.70       0.69       2.45       1.02       2.01
Book Value per share(b)..........................  $  9.66   $  7.68   $  7.81    $  7.31    $  6.76    $  4.90    $  3.40
Weighted average shares:
  Basic..........................................    6,053     7,048     7,068      6,849      1,987        836        836
  Diluted........................................    6,064     7,160     7,143      6,924      5,344(c)   4,934      4,791
Cash dividends declared..........................  $  0.06   $  0.06   $  0.08    $  0.08    $  0.00    $  0.00    $  0.00
BALANCE SHEET DATA:
Working capital..................................  $42,087   $52,309   $53,128    $48,061    $42,860    $25,506    $17,870
Total assets.....................................   50,084    61,077    61,472     57,652     60,245     39,711     45,450
Long-term debt...................................       --        --        --         --        115      6,651      5,864
Total liabilities................................    5,693     6,460     5,755      6,991     14,078     17,027     29,692
Total stockholders' equity.......................   44,391    54,617    55,717     50,661     46,167     22,684     15,758
Ratio of earnings to fixed charges(d)............     14.9      24.9      23.6       22.3

---------------

(a) Net income per share data has been retroactively restated to give effect for the adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per share."

(b) Book value per share has been calculated based on total stockholders' equity divided by shares issued and outstanding as of the end of the period presented, including the pro forma conversion of convertible preferred stock and senior preferred stock to common stock for 1994 and 1995.

(c) Weighted average shares have been calculated based on the average market price per share from the date of the IPO to year-end.

(d) For purposes of computing the ratio of earnings to fixed charges, earnings consists of income before income taxes plus fixed charges. Fixed charges consist of interest expense and that portion of rental expenses representative of the interest factor.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This proxy statement contains or incorporates by reference certain forward-looking statements and information relating to Kentek that are based on the beliefs of management as well as assumptions made by and information currently available to Kentek. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts, including statements regarding the completion of the Merger. When used in this document, the words "anticipate," "believe," "estimate," "expect," "plan," "intend," "project," "predict," "may," and "should" and similar expressions, are intended to identify forward-looking statements. Such statements reflect the current view of Kentek with respect to future events, including the completion of the Merger, and are subject to numerous risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Kentek to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements, including, among others:

     - delays in receiving required regulatory and other approvals;

     - the ability of KE Acquisition to obtain funding necessary to consummate the Merger;

     - the failure of stockholders to approve the Merger Agreement;

     - general economic or market conditions;

     - changes in business strategy;

     - availability of financing on acceptable terms to fund future operations;

     - competitive conditions in Kentek's markets;

     - general economic or market conditions;

     - changes in technology; and

     - various other factors, both referenced and not referenced in this proxy statement including those discussed in Kentek's periodic and other filings with the SEC.

     Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this proxy statement as anticipated, believed, estimated, expected, planned or intended.

     Notwithstanding the foregoing, Kentek is not entitled to rely on the statutory safe harbor of Section 21E of the Securities and Exchange Act of 1934 in relation to the disclosure contained in this proxy statement.

                              THE SPECIAL MEETING

MATTERS TO BE CONSIDERED

     The purpose of the special meeting is to vote upon a proposal to approve and adopt the Merger Agreement. If the Merger Agreement is approved by the stockholders of Kentek and the other conditions to the Merger are satisfied or waived, KE Acquisition will merge with and into Kentek and all shares currently held by stockholders will be converted into the right to receive $8.29 in cash, without interest, other than shares held by Kentek as treasury stock, shares owned by KE Acquisition and shares as to which appraisal rights have been validly exercised. See page [56] of this proxy statement. At the special meeting, the stockholders will also be asked to transact other business as properly may come before the meeting. The Board is not presently aware of any other business.

     Representatives of the independent auditors of Kentek are not expected to be present at the special meeting.

     A copy of the Merger Agreement is attached to this proxy statement as Annex
A. See also "The Merger" and "Certain Provisions of the Merger Agreement" beginning on pages [52] and [56] of this proxy statement. THE SPECIAL COMMITTEE AND THE BOARD HAVE, BY UNANIMOUS VOTES, APPROVED THE MERGER AGREEMENT AND RECOMMEND A VOTE FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

REQUIRED VOTES

     The affirmative vote of at least a majority of the outstanding shares entitled to vote thereon is required to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required.

     As of September 10, 1999, directors and executive officers of Kentek and their affiliates were beneficial owners of an aggregate of 1,586,600 shares, approximately 34.46% of the common stock, of which 1,157,130 shares, or approximately 25.13% of the common stock, are eligible to vote at the special meeting. The directors and executive officers of Kentek have determined that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Public Stockholders and, as a result, have indicated that they intend to vote their shares in favor of the adoption of the Merger Agreement although they are not obligated to do so. The directors and executive officers of Kentek have not entered into any formal or informal arrangements relating to the voting of their shares.

     As of September 10, 1999, the four largest holders of Kentek's common stock were beneficial owners of an aggregate of 3,004,930 shares, approximately 65.26% of the common stock, of which 2,997,687 shares, or approximately 64.67% of the common stock, are eligible to vote at the special meeting. Kentek believes that each of its four largest stockholders will vote their shares in favor of the adoption of the Merger Agreement although they are not obligated to do so and, as of the date of this proxy statement, Kentek has not requested a proxy from any of these stockholders. See pages [33-34].

     The affirmative vote of a majority of the votes cast at the special meeting will be required to take action with respect to any other matter as may be properly brought before the special meeting.

VOTING AND REVOCATION OF PROXIES

     Shares that are entitled to vote and are represented by a proxy properly signed and received at or prior to the special meeting, unless subsequently properly revoked, will be voted in accordance with the instructions indicated thereon. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SHARES REPRESENTED BY THE PROXY WILL BE VOTED FOR THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT. The Board is not currently aware of any business to be acted upon at the special meeting other than as described in this proxy statement. If, however, other matters are properly brought before the special meeting or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act thereon in accordance with their best judgment, unless authority to do so is withheld in the proxy. The persons appointed as proxies may not exercise their discretionary voting authority to vote any proxy in favor of any adjournments or postponements of the special meeting if instruction is given to vote against the approval and adoption of the Merger Agreement.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the shares represented by the proxy are voted at the special meeting by:

     - attending and voting in person at the special meeting,

     - giving notice of revocation of the proxy at the special meeting, or

     - delivering to the Secretary of Kentek a written notice of revocation or a duly executed proxy relating to the same shares and matters to be considered at the special meeting, bearing a date later than the proxy previously executed.

     Attendance at the special meeting will not in and of itself constitute a revocation of a proxy. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Kentek Information Systems, Inc., 2945 Wilderness Place, Boulder, Colorado 80301, Attention: Corporate Secretary, and must be received before the taking of the votes at the special meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM; VOTING AT THE SPECIAL MEETING

     Only holders of shares at the Record Date will be entitled to receive notice of and to vote at the special meeting. At the close of business on the Record Date, there were outstanding and entitled to vote [4,604,152] shares. Each holder of record of common stock on the Record Date will be entitled to one vote for each share held on all matters to be voted upon at the special meeting. The presence, in person or by proxy, at the special meeting of the holders of at least a majority of the shares entitled to vote is necessary to constitute a quorum for the transaction of business.

     Abstentions will be counted as present for the purpose of determining whether a quorum is present but will not be counted as votes cast in favor of the Merger proposal. Abstentions, therefore, will have the same effect as a vote against the Merger proposal.

     Brokerage firms who hold shares in "street name" for customers will not have the authority to vote those shares with respect to the Merger proposal if such firms have not received voting instructions from a beneficial owner. The failure of a broker to vote shares in the absence of instructions (a "broker non-vote") will be counted as present for the purpose of determining whether a quorum is present but will not be counted as votes cast in favor of the Merger proposal. Broker non-votes, therefore, will have the same effect as a vote against the Merger proposal.

APPRAISAL RIGHTS

     Each stockholder has a right to dissent from the Merger, and, if the Merger is consummated, to receive "fair value" for his or her shares in cash by complying with the provisions of the Delaware General Corporation Law (the "DGCL"), including Section 262 of the DGCL. The dissenting stockholder must deliver to Kentek, prior to the vote being taken on the Merger Agreement at the special meeting, written notice of his or her intent to demand payment for his or her shares if the Merger is effected and must not vote in favor of approval and adoption of the Merger Agreement. The full text of Section 262 of the DGCL is attached as Annex C hereto. See "Appraisal Rights" for a further discussion of the rights and the legal consequences of voting shares in favor of the approval and adoption of the Merger Agreement.

SOLICITATION OF PROXIES

     The cost of solicitation of proxies will be borne by Kentek. In addition to the use of the mails, proxies may be solicited by telephone by officers and directors and a small number of regular employees of Kentek who will not be specially compensated for such services. Kentek may also request banks and brokers to solicit proxies from their customers, where appropriate, and will reimburse the banks and brokers for reasonable expenses incurred in that regard.

                                SPECIAL FACTORS

RELEVANT BACKGROUND INFORMATION

     Prior to its initial public offering in 1996, Kentek was a leading supplier of heavy-duty, high reliability, mid-range, non-impact laser printers and related consumable supplies and spare parts. In 1997 and 1998, however, Kentek's printer sales, consumable supplies sales, revenues and market share began to decline substantially as trends unfavorable to Kentek and similar mid-range printer companies accelerated. The major trends that have had the most negative impact on Kentek include:

     - Light-duty printers have been dramatically improved. In particular, the speed, duty-cycle, and cost-of-operation of light-duty printers have been significantly improved.

     - The initial acquisition cost of light-duty printers has significantly decreased.

     - Distributed network printing, using the new, lower cost, and faster light-duty printers, has grown tremendously.

     - Increased competition between Xerox and Hewlett Packard ("HP") for dominance in the office and departmental printer market has negatively impacted the traditional mid-range printer manufacturers.

     Improvement in Light Duty Printers. Historically, lower-end printers were typically 10 to 20 ppm behind those printers that defined the mid-range market. Lower-end printers were also rated at approximately one-half of the monthly duty cycle (capacity of pages per month).

     Printer companies specializing in the mid-range market typically were successful in quickly introducing faster new generation printers, thus maintaining their advantage over lower-end printers. However, over the past three years, several product delays in the mid-range market, most notably the delay of HP's 32 ppm printer, allowed other lower-end competitors, such as Lexmark and Xerox, to enter the mid-range printer market. As these new market entrants began to develop faster lower-end printers, competition for market share increased in the mid-range printer market.

     Rapid Growth of Distributed Networks. As networked offices became more prevalent in the workplace, preference shifted from offices with one or two centralized, bulky printers for all users, to offices with multiple printers, each serving a small group of individuals. Because the lower-end printers that were entering the marketplace were smaller, easier to install, and had a considerably lower acquisition cost than mid-range printers, higher speed light duty printers quickly became the leading solution in the new networked office environment. Although Kentek believes traditional mid-range printers have been more cost-effective in the long-run, as measured by cost per page where volume and print coverage are high, customers concerned with current budget requirements and near term profitability have increasingly opted for lower-end printers with significantly lower initial acquisition costs.

     Increased Market Competition. In the mid-1990s, analog office copier machines were slowly being replaced by both mid-range printers and new printer/copiers ("digital copiers") with similar speeds. In response to these trends, Xerox, the leading supplier of office copiers worldwide, began work on digital copiers that could compete in the office sector. HP's delay in introducing its 32 ppm printer in late 1998 permitted new light duty Xerox products to compete in the mid-range printer market. Xerox has devoted very substantial resources in developing new digital copiers that have taken market share away from HP and other industry participants. Xerox's efforts have recently culminated with the very successful introduction of a line of digital copiers, including 40 ppm and 60 ppm digital copiers, which were developed at a cost approaching $500 million. In addition to its substantial investment in development costs, Xerox, as well as other industry participants, has devoted substantial resources to extensive marketing efforts.

     In comparison with Kentek's 40 ppm printer:

     - Xerox's 40 ppm digital copier is priced at approximately $3,000 per unit while Kentek's 40 ppm printer is priced at approximately $15,000 per unit; and

     - Xerox's 40 ppm digital copier incorporates nearly all of the product features of Kentek's printers.

     Kentek's mid-range printers have effectively been foreclosed from competing in the departmental printing and networked office market segments as a result of the factors set forth above. Kentek's printers, therefore, currently compete only in high-volume production printing applications which include printing invoices, forms, payroll, direct mail and check imaging. For these applications, where aggregate usage exceeds 50,000 pages per month and page coverage (the percentage of the page covered with toner) is much higher than the 4-5% level of a standard office memo, Kentek believes its printers can provide a more efficient and cost-effective solution than multiple low-range or light duty mid-range printers. This is partly because the consumable supply products for Kentek printers (individually replaceable photoconductor, toner, developer, fuser and cleaner) have a lower cost per page than the all-in-one cartridge designs of the new low-cost digital copiers. As the consumable supply products for a mid-range printer constitute roughly 85% of the total cost of operation over a printer's useful life, high print volume customers with high page coverage requirements can materially reduce annual printing costs by using a Kentek printer rather than a new low-cost digital copier even though the initial acquisition cost of a Kentek printer is considerably higher.

     The impact of the negative industry trends set forth above on Kentek were exacerbated in November 1998 when Kentek was unable to successfully introduce its next generation 60 ppm printer, the KW60. In November 1998, Kentek determined that the successful development of the KW60 would require at least two additional years and an additional $20 million of capital and Kentek's principal customer/prospect for the KW60 would not wait past May 1999 for delivery of the 60 ppm printer. After considering these factors, the negative industry trends, and Kentek's declining printer sales, consumable supplies sales, revenues and market share, Kentek's management team and the Board determined that it was in Kentek's best interest to halt further development efforts on the KW60.

     As a result of Kentek's decision to abandon development efforts on the KW60, Kentek's management team and Board instituted the following restructuring actions from November 6, 1998 through March 31:

     - Kentek vacated three of the five buildings it occupied, two of which were devoted exclusively to the development and planned manufacture of the KW60;

     - Kentek terminated 75 employees associated with the development of the KW60, thereby reducing its headcount by approximately 58%;

     - Kentek commenced the conversion of certain assets, including accounts receivable and inventory, to cash; and

     - Kentek completed a comprehensive review of its inventories and physically disposed of certain inventories previously provided for in its historical reserve for excess and obsolete inventories.

     As a direct result of Kentek's abandonment of its development efforts relating to the KW60 and the restructuring actions set forth above, Kentek reduced its quarterly operating expenses by approximately $2.8 million, incurred a third quarter restructuring charge of approximately $1.14 million, reduced its current tax liability and improved its cash position. Kentek's third quarter restructuring charge resulted solely from its termination of employees and its abandonment of three of the five buildings it occupied as set forth above.

     Since November 1998, Kentek's profitability has increased as a result of the expense reductions associated with the termination of the development and planned manufacture of the KW60. However, Kentek continues to experience declines in new printer sales as a result of the negative competitive trends discussed above and the lack of a new faster mid-range printer to address increasing performance from light duty printers. Kentek's sales of consumable supplies and spare parts have also been declining as new printer sales have not kept pace with the rate at which existing Kentek printers have been going out of service. See

"Summary -- The Company" on page [5] of this proxy statement for additional information regarding the decline of Kentek's printer, consumable supply and spare parts sales.

     Kentek believes that substantially all of its customers currently resell the new Xerox 40 ppm printer or intend to resell the new Xerox 40 ppm printer in the near future. In addition, Kentek anticipates its competitors will continue to release new lower cost printers with enhanced features. As a result, Kentek's management team anticipates that Kentek will continue to suffer progressively greater declines in new printer sales and, as Kentek's installed base of printers exit their useful life cycle, Kentek's sales of consumable supplies and spare parts sales will continue to decline over the course of the next several years.

     In April and May 1999, Kentek's management team concluded that Kentek is unlikely to sell more than 600 additional printer units prior to June 30, 2001. This conclusion was based on the factors set forth above and on Kentek's historical printer sales numbers. Kentek's historical printer sales numbers are set forth on page [5] of this proxy statement.

     As of the date of this proxy statement, Kentek's management team believes that continued declines in Kentek printer sales may make the manufacture of Kentek printers economically impractical in the near future. This belief is based on the fact that approximately 40% of Kentek's 160 vendors require Kentek to place minimum component orders. A key Kentek computer chip vendor, for instance, presently requires Kentek to purchase a minimum of 1,000 of its computer chips per order with a $275,000 set up charge. In addition, Kentek's printers are currently assembled by a sole source third party vendor located in Japan. In August 1999, this vendor informed Kentek that it would not continue to assemble Kentek's printers once Kentek ordered less than 50 printer units per month. As Kentek's printer sales continue to decline, Kentek is finding it increasingly difficult to meet this sole source vendor's and its other vendor's minimum order requirements. However, Kentek's management team currently intends to manufacture printers as long as Kentek's customers order printers in economically viable quantities, which Kentek's management team currently estimates to be approximately 600 printers per year.

     In response to the trends described above, the public markets have not placed a significant value on Kentek's printer business. Kentek's common stock has declined from a high in 1996 of $15.50, and has primarily traded at less than $8.00 per share since late 1996. From the end of August 1998 until the announcement of Mr. Shires' merger proposal on April 21, 1999 the shares did not trade above $7.00 per share. In addition, for the six month trading period ended April 21, 1999, the average closing price of Kentek common stock was $6.25 per share.

     A significant portion of Kentek's market valuation reflects Kentek's cash and investment securities. Based on the unaudited financial statements of Kentek as of March 31, 1999, the cash equivalent value of each share was $7.47. Kentek has not yet closed its books for the quarter and fiscal year ended June 30, 1999. However, Kentek estimates that, as of June 30, 1999, the cash equivalent value of each share was $8.05 and the adjusted cash equivalent value of each share was $7.51. The adjusted cash equivalent value of each share reflects certain current liabilities and commitments of Kentek including estimated income taxes currently payable, operating and purchase commitments of Kentek's Japanese subsidiaries, bonus payments to employees and costs associated with the Merger. See "The Merger -- Merger Consideration" on page [52] of this proxy statement for a more detailed discussion of Kentek's adjusted value of cash and securities per share as of June 30, 1999. At times, Kentek's common stock has traded at a discount to its per share cash value.

     In response to the low valuation of Kentek's common stock and in response to requests from numerous stockholders, Kentek's board authorized a stock buy back program at its August 28, 1998 meeting. Kentek repurchased a total of 2,589,750 shares at an aggregate cost of $15,179,084, or an average per share cost of $5.86. The repurchased shares constituted approximately 38% of the shares outstanding immediately following completion of Kentek's initial public offering.

     The table below sets forth the number of shares purchased, the range of prices paid, and the average purchase price for shares repurchased by Kentek during each quarterly period since July 1, 1996. No repurchases occurred within the past 60 days or subsequent to February 24, 1999, the date on which Dr. Howard L. Morgan and Philip W. Shires initially discussed Mr. Shires' potential purchase of Kentek.

                                                     Range of       Average Purchase   Number of Shares
                 Quarter Ended                    Prices Paid(1)        Price(1)        Repurchased(1)
                 -------------                    ---------------   ----------------   ----------------
September 30, 1996 through June 30, 1998........              --             --                  --
September 30, 1998..............................   $ 6.125-6.310         $6.185             202,400
December 31, 1998...............................   $ 5.478-5.925         $5.737           2,009,650
March 31, 1999..................................   $6.3125-6.375         $6.350             377,700

---------------

(1) Includes sales commissions, where applicable.

PURPOSE OF THE MERGER

     In light of the facts and circumstances discussed under "Special
Factors -- Relevant Background Information," the Board unanimously concluded in November 1998 that Kentek should explore strategic transactions, including transactions that would result in the sale of Kentek or transactions that would otherwise improve Kentek's financial outlook or provide liquidity to Kentek's stockholders. Ultimately, Kentek's Board unanimously concluded that the sale of Kentek in the Merger was in the best interest of Kentek and its stockholders. The Board's determination to explore strategic transactions for Kentek was not prompted by a single member of the Board or a group of Board members. Rather, the Board's determination was the result of a consensus among the Board members in light of the business considerations described above.

     Kentek's principal reasons for the Merger are as follows.

     - Financial Performance and Future Prospects. Kentek's financial condition, business and prospects are not promising as a result of numerous factors, including:

      - Kentek has failed to demonstrate the consistent profitability, revenue growth and product development generally expected by the public equity markets for small capitalization companies and Kentek is not likely to demonstrate long term increases in profitability or revenue growth. For instance, Kentek reported a net profit of $0.04 per share in the first quarter of 1999 and a net loss of $0.05 per share in the second quarter of 1999. Although Kentek had a net profit of $0.71 per share in the third quarter of 1999, this resulted primarily from the conversion of certain assets, including inventory, to cash. See page [16].

      - Kentek has experienced significant declines in its market share and printer sales over the past several years and Kentek anticipates it will continue to experience such declines until it is forced out of the market by companies such as Xerox, HP and Lexmark. Prior to its initial public offering in 1996, Kentek's printers accounted for approximately 37% of the mid-range printer market. Presently, Kentek's printers account for less than 1% of the mid-range printer market.

      - Kentek's sales of consumable supplies and spare parts have been declining due to a shrinking installed base of printers and will continue to decline as existing Kentek printers go out of service over the next three to five years. See pages [16-17].

      - During the six month trading period ended April 21, 1999, the average daily trading volume of Kentek common stock on the Nasdaq National Market was 6,517 shares. As a result, Kentek believes that its larger stockholders are not able to sell their holdings in the market, other than at prices significantly below the Merger Consideration. In addition, Kentek believes significant sales would likely decrease the trading price of Kentek's common stock.

      - Kentek currently has a limited institutional following and a small public float.

      - Kentek's market capitalization was approximately $35.8 million as of September 10, 1999. Kentek's market capitalization is small as compared to other public companies, including its primary competitors.

      - Kentek's stock price has not performed well since Kentek's initial public offering in 1996 at a price of $8.00 per share. During that period, Kentek's common stock closed at a high of $15.50 per share and at a low of $4.25 per share. During the six month trading period ended April 21, 1999, the shares closed at a high of $7.00 per share and at a low of $5.38 per share.

      - Kentek does not have new products to introduce to the market since it terminated the development of the KW60 printer and Kentek has no plans to invest the substantial sums required to develop a new printer engine platform.

      - Kentek is the smallest company remaining in the traditional mid-range printer manufacturing industry.

     - Market Price and Premium. The proposed price of $8.29 per share constitutes a 32.6% premium over the average closing price for the shares on the Nasdaq National Market for the six month trading period ended April 21, 1999, the date before Kentek announced it had received Mr. Shires' initial proposal. In addition, the proposed price constitutes a 19.5% premium over the closing price for the shares on April 21, 1999. The market price of the common stock indicates the arms-length trading price of the common stock as determined in the open market.

     - Lack of Potential Buyers. No party other than KE Acquisition and Mr. Shires has shown interest in acquiring Kentek despite the following factors:

      - Broadview Associates, an investment banking firm engaged by Kentek in 1995 to investigate strategic alternatives, was unable to locate any financial or strategic buyers that were interested in acquiring Kentek prior to its initial public offering in 1996;

      - at the request of and on behalf of the Special Committee, Dr. Morgan contacted substantially all of Kentek's competitors, as well as certain other companies that had been contacted in 1995 in connection with the attempted sale of Kentek prior to its initial public offering, concerning their interest in pursuing a strategic or financial transaction;

      - Kentek did not enter into a merger agreement with KE Acquisition until 23 days after the public announcement of Mr. Shires' indication of interest in Kentek, providing ample time for interested parties to indicate their interest in Kentek; and

      - the Merger Agreement authorizes Kentek under certain circumstances to

        -- engage in negotiations with third parties who submit proposals for alternative transactions if the Board and/or the Special Committee determine in the exercise of their fiduciary duties that the proposals are in the best interest of the Public Stockholders, and

        -- terminate the Merger Agreement at nominal expense in order to permit
           Kentek to enter into an alternative transaction.

     - Highest Potential Return; Prompt and Orderly Transfer of Ownership. The Board and the Special Committee believe that the Merger presents Kentek's stockholders with the highest potential investment return available and provides for a prompt and orderly transfer of the ownership of Kentek. The Board's and the Special Committee's beliefs are based on:

      - their consideration of the projected financial results of Kentek's operations, as set forth on pages [46-48] of this proxy statement;

      - their consideration of alternative strategic transactions, as discussed on pages [20-22] of this proxy statement; and

      - their determination that the proposed merger transaction is preferable to the alternative strategic transactions and the status quo.

     - Liquidity. Holders of significant blocks of Kentek common stock are not able to effectively sell their shares into the available market as the typical daily trading volume of Kentek's common stock in recent years has been low. During the six month trading period ended April 21, 1999, the average daily trading volume of Kentek common stock was 6,517 shares. Given that Kentek's Public Stockholders currently hold approximately 4,542,652 shares of Kentek common stock, approximately 0.0014% of Kentek's common stock is traded on any given day. Accordingly, Kentek's larger stockholders are unable to sell a material portion of their shares, other than at prices significantly below the Merger Consideration. In addition, Kentek believes significant sales would likely decrease the trading price of Kentek's common stock.

     - Benefits of Being a Private Company. As a privately held company, Kentek:

      - will be able to eliminate the time devoted by its management and certain other employees to matters which relate exclusively to Kentek being a public company;

      - will be able to eliminate certain other costs which relate to being a public company, including:

        -- approximately $250,000 per year relating to certain accounting, consulting, auditing and SEC counsel activities,

        -- approximately $50,000 per year relating to preparing, printing and mailing corporate reports and proxy statements,

        -- approximately $15,000 per year relating to board of director fees and expenses;

        -- approximately $10,000 per year relating to stock transfer and transfer agent fees, and

        -- approximately $90,000 per year relating to investor relations activities.

      - will be eligible to elect to be taxed under Subchapter S of the Internal Revenue Code, thereby creating tax advantages for Kentek's stockholders.

     KE Acquisition expects that, over time, it could save up to approximately $415,000 per year in costs as a result of the acquisition of Kentek. These savings are expected to result from the elimination of the public company expenses described above.

ALTERNATIVE STRATEGIC TRANSACTIONS CONSIDERED BY KENTEK

     In addition to considering the sale of Kentek to KE Acquisition or a third party, the Special Committee, Board and Kentek's management team considered the following alternatives:

     - Maintaining the Status Quo. The Special Committee, the Board and Kentek's management team considered the possibility of maintaining the status quo. Since November 1998, Kentek has substantially increased its profitability and is presently generating positive cash flow. Kentek's increased profitability, however, is the result of the expense reductions associated with the termination of the development and planned manufacture of the KW60 and conversions of inventory and other assets to cash. See page [16]. The Special Committee, the Board and Kentek's management team further determined that Kentek cannot maintain the status quo in the long term because its cash flow will likely decrease significantly over time as its installed printer base, printer sales and consumable supply sales continue to decrease. In addition, the Special Committee, the Board and Kentek's management team noted that the Merger would provide Kentek's stockholders with the opportunity to vote for the Merger or to maintain the status quo.

     - Cash Tender Offer. The Special Committee, the Board and Kentek's management team considered a cash tender offer for all of the shares held by the Public Stockholders. Each of the Special Committee, the Board and Kentek's management team ultimately rejected this alternative in the belief that the Merger would be more efficient and equitable than a transaction involving a tender offer. While the Merger will result in an acquisition of 100% of the shares, it is unlikely that a tender offer would yield the same result. It is almost certain that in order to obtain 100% of the shares, Kentek would have had to complete a second-step merger after completion of the cash tender offer. Such a second-step merger would have added time and expense to the transaction without providing a material benefit to the Public Stockholders.

     - Distribution of Cash and Securities as Dividend. The Special Committee, the Board and Kentek's management team also considered distributing a significant portion of the cash and securities held by Kentek to its stockholders as a special dividend, thereby allowing Kentek's stockholders to retain an equity interest in Kentek. Each of the Special Committee, the Board and Kentek's management team ultimately rejected this alternative because a significant portion of the dividend would be taxable to Kentek's stockholders at ordinary income tax rates, which may be substantially higher than capital gains tax rates. In addition, the Special Committee, the Board and Kentek's management team believed that this alternative would result in the trading price of the shares declining below levels required for the shares to continue to be quoted on the Nasdaq National Market. This would result in Kentek's stockholders having a less liquid equity interest, as compared to the equity interest held by stockholders as of the date of this proxy statement. The resulting company would be a very small company with few assets or long term prospects.

     - Merger Combined with Contingent Cash Payment. The Special Committee, the Board and Kentek's management team considered an alternative in which the Merger Consideration would have been structured to provide $7.85 per share in cash at the closing with the possibility of the Public Stockholders ultimately receiving a contingent cash payment of up to $0.50 per share plus 12% interest per annum over a period of four to four and one-half years after the consummation of the Merger. This "contingent" cash payment to the Public Stockholders would have been paid from 50% of the "after tax dollars" realized by Kentek. However, there would have been no guaranteed right of payment in the event Kentek did not realize sufficient profits. While this alternative might have resulted in the Public Stockholders receiving a larger payment than $8.29 per share, most of the additional cash payment would not have been received until as much as four and one-half years after the Merger and receipt of the payment would have been subject to significant uncertainties and contingencies relating to Kentek's business and liabilities after the Merger. In addition, subsequent to announcing the proposed merger transaction on April 21, 1999, Mr. Shires discussed the possibility of including a contingent payment right in the proposed merger consideration with representatives of Kentek's four largest stockholders. Three of the four stockholders indicated that they would rather receive a lump sum payment upon the consummation of a merger transaction as opposed to what they viewed as a speculative and contingent future payment that was difficult to value. The Special Committee, the Board and Kentek's management team did not discuss other alternative transactions or other aspects of the proposed transaction with Kentek's stockholders or their affiliates, excluding Kentek's officers and directors. See pages [28] and [33-34] of this proxy statement for more information regarding Kentek's discussions with its largest stockholders. As a result of the foregoing factors, the Special Committee determined that the Merger offered a better transaction for the Public Stockholders and did not pursue the contingent payment alternative.

     - Liquidation of Kentek. The Special Committee, the Board and Kentek's management team considered whether Kentek's Public Stockholders would benefit from a liquidation of the company in light of the fact that Kentek's cash flow, revenues and profits will likely decrease significantly over time as Kentek's installed printer base, printer sales and consumable supply sales continue to decrease. Each of the Special Committee, the Board and Kentek's management team considered the following facts in connection with the potential liquidation of Kentek.

      - In order to maximize the value of Kentek's assets and revenues from the sale of consumable supplies and spare parts, the liquidation of Kentek would likely take place over a four to five year period. A liquidation of Kentek's assets in a shorter period of time would require Kentek to prematurely shut down its operations and dispose of its assets, including its accounts receivable, at a substantial discount to their fair market value.

      - The liquidation of Kentek over a four to five year period would give rise to adverse tax consequences to Kentek's stockholders. In particular, the Internal Revenue Code of 1986, as amended, provides that a significant portion of the cash distributions to Kentek's stockholders in connection with such a liquidation would be taxable to Kentek's stockholders at ordinary income tax rates. For most Kentek stockholders, ordinary income tax rates are likely to be substantially higher than the capital gains tax rates which would otherwise be applicable to a substantial portion of the distributions received by Kentek's stockholders in connection with the Merger.

      As a result of the foregoing factors, the Special Committee, the Board and Kentek's management team determined that the liquidation of Kentek was not an acceptable alternative to the proposed merger transaction or to maintaining the status quo.

     The Special Committee, the Board and Kentek's management team did not consider a stock-for-stock transaction with KE Acquisition as an alternative to a cash-out merger. A stock-for-stock transaction would have been inconsistent with most of the reasons for the Merger described above. Specifically, a stock-for-stock transaction would not have eliminated the detriments of being a public company with minority interests and would have eliminated most of the benefits described below. In addition, since there would have been reduced liquidity for the stock of Kentek after the Merger, the Public Stockholders would not have had meaningful liquidity for the stock they would have received.

REASONS OF KENTEK FOR THE MERGER; FAIRNESS OF THE MERGER

  Special Committee.

     In approving, and recommending that the entire Board approve, the Merger Agreement, and in declaring, and recommending that the entire Board declare, the Merger Agreement advisable and the transactions contemplated by the Merger Agreement to be fair to and in the best interests of Kentek's stockholders, the Special Committee considered the following facts and circumstances. The Special Committee concluded that each of the factors set forth below supported its decision to approve and recommend the Merger Agreement to Kentek's stockholders.

     - Limitations as a Public Company. The Special Committee determined that the factors set forth below had adversely affected the trading markets for, and the value of, Kentek's common stock.

      - The Special Committee believed that Kentek's stock price performance has not been good since Kentek's initial public offering in 1996. See pages [19] and [51].

      - The average daily trading volume of Kentek's common stock is low. See page [18].

      - Kentek has limited institutional sponsorship and a small public float.

      - Kentek's market capitalization is small. See page [18].

      - Since its initial public offering in 1996, Kentek has received diminishing research attention from market analysts.

      - In recent years, Kentek's failure to demonstrate consistent profitability, revenue growth and product development has highlighted Kentek's inability to generate and sustain the rate of rapid growth generally expected by the public equity markets for small capitalization companies.

      The Special Committee also determined that the foregoing factors were likely to adversely effect the trading markets for, and the value of, Kentek's common stock in the future. Accordingly, the Special Committee concluded that the $8.29 per share cash consideration to be received by the Public Stockholders was preferable to continuing to hold shares in the public company.

     - Financial Performance and Future Prospects. The Special Committee considered the following information with respect to the financial performance and future prospects of Kentek.

      - The financial condition, results of operations, business and prospects of Kentek, including the financial projections supplied to Janney Montgomery Scott and the inherent uncertainties and contingencies associated with the financial projections. In particular, the Special Committee considered the factors discussed on pages [15-19] and [46-48] of this proxy statement.

      - The fact that Kentek is smaller than all of the remaining companies in the mid-range printer manufacturing industry. The Special Committee noted that many of Kentek's competitors, including Xerox, HP and Lexmark, have substantially greater resources than Kentek. The Special Committee determined that such companies are better able to expend the significant resources that are required to design, manufacture and market mid-range printers.

      - The economic and market conditions affecting Kentek as set forth on page [15-17] of this proxy statement.

      The Special Committee determined that the information relating to the financial performance and future prospects of Kentek indicated that:

      - Kentek does not have favorable long-term business prospects;

      - The financial performance and future prospects of Kentek are likely to continue to depress the trading of Kentek's common stock if the proposed merger transaction is not consummated; and

      - The proposed merger transaction is in the best interest of Kentek's Public Stockholders.

     - Opinion of Janney Montgomery Scott. On May 14, 1999, Janney Montgomery Scott delivered to the Special Committee the financial presentation and its written opinion that, as of the date of its opinion and based upon and subject to the matters stated in its opinion, the $8.29 per share Merger Consideration to be received by the Public Stockholders in the Merger was fair to the Public Stockholders from a financial point of view. THE FULL TEXT OF JANNEY MONTGOMERY SCOTT'S WRITTEN OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY JANNEY MONTGOMERY SCOTT, IS ATTACHED AS ANNEX B TO THIS PROXY STATEMENT AND IS INCORPORATED IN THIS PROXY STATEMENT BY REFERENCE. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF JANNEY MONTGOMERY SCOTT CAREFULLY. In addition, Janney Montgomery Scott delivered to the Special Committee supplemental financial presentations and an oral updates of its written opinion on August 13, 1999 and September 10, 1999. With respect to Janney Montgomery Scott's analyses, written fairness opinion and oral updates of its fairness determination, the Special Committee considered the following facts.

      - In preparing its original and supplemental financial analyses, Janney Montgomery Scott utilized management's assessment of Kentek's business and prospects.

      - The projections underlying Janney Montgomery Scott's original financial analysis assume that the Merger is completed and allow the Special Committee and the Board to analyze the fairness of the Merger to the Public Stockholders from the perspective of the Schedule 13E-3 Filing Parties in order to assess the ability of the Schedule 13E-3 Filing Parties to pay more than the Merger Consideration.

      - On May 14, 1999, Janney Montgomery Scott presented its original financial analysis and written fairness opinion to the Special Committee and the Board that, as of that date, the Merger was fair, from a financial point of view, to the Public Stockholders.

      - Janney Montgomery Scott's original fairness analysis and written fairness opinion indicated that the $8.29 per share to be paid by KE Acquisition falls within the fair value per share of Kentek's common stock.

      - In response to comments received by Kentek from the staff of the Securities and Exchange Commission, the Special Committee and the Board unanimously requested that Janney Montgomery Scott prepare two supplemental financial analyses based on financial projections which do not give effect to the Merger.

      - The Special Committee and the Board unanimously requested that Janney Montgomery Scott prepare the supplemental financial analyses because they believed that the supplemental financial analyses provided additional relevant data regarding the fairness of the Merger to the Public Stockholders.

      - The financial projections relied upon by Janney Montgomery Scott in preparing its supplemental financial analyses differ from the projections utilized by Janney Montgomery Scott in connection with the preparation of its original fairness analysis as set forth below.

        -- The projections underlying the supplemental financial analyses assume that Kentek retains its cash and earns interest income based on a rate of 5%. The assumptions underlying Janney Montgomery Scott's original financial analysis assume that all of the cash held by Kentek is paid to the Public Stockholders in connection with the consummation of the Merger.

        -- The projections underlying the supplemental financial analyses assume that Kentek does not incur any debt because its cash is retained and is not used to finance the Merger. The projections underlying the original financial analysis assume that Kentek is burdened with the $6 million of debt that KE Acquisition and Philip W. Shires propose to borrow from US Bank to consummate the Merger.

        -- The ongoing cost of remaining a public company is included in operating expense projections underlying the supplemental financial analyses. The ongoing cost of remaining a public company is not included in the operating expense projections underlying the original financial analysis.

        -- The supplemental financial analyses assume that the tax rate on pretax income is 37.5%, Kentek's estimated historical tax rate as a public company. The original financial analysis assumes that the tax rate on pretax income is 44.0%, the estimated tax rate applicable to Kentek after it elects to be treated as an S-corporation subsequent to the consummation of the Merger.

        -- The supplemental financial analyses assume that Kentek will continue to pay $0.02 per share quarterly dividends. The original financial analysis assumes that Kentek will no longer pay dividends.

      - On August 13, 1999, Janney Montgomery Scott presented its first supplemental financial analysis to the Special Committee and the Board and orally confirmed its prior opinion to the Special Committee and the Board that, as of that date, the Merger was fair, from a financial point of view, to the Public Stockholders.

      - Janney Montgomery Scott's first supplemental financial analysis presented a discounted cash flow analysis and comparable Company analysis which were prepared under the assumption that Kentek's cash would be retained and Kentek would continue to operate its business.

      - Janney Montgomery Scott's first supplemental fairness analysis and oral update of its written fairness opinion indicated that the $8.29 per share to be paid by KE Acquisition falls within the fair value per share of Kentek's common stock.

      - On September 10, 1999, Janney Montgomery Scott presented its second supplemental financial analysis to the Special Committee and the Board and orally confirmed its prior opinion to the Special Committee and the Board that, as of that date, the Merger was fair, from a financial point of view, to the Public Stockholders. Janney Montgomery Scott confirmed its prior fairness opinion notwithstanding the fact that the modified discounted cash analysis presented in its September 10, 1999 analysis indicates that the $8.29 per share to be paid by KE Acquisition does not fall within the fair value per share of Kentek's common stock.

      - Janney Montgomery Scott's second supplemental financial analysis presented a discounted cash flow analysis which was prepared under the assumption that a large portion of Kentek's cash would be distributed to Kentek's stockholders as a special dividend and Kentek would continue to operate its business. See pages [44-45] of this proxy statement for additional details.

      - Janney Montgomery Scott's fairness analysis and May 14, 1999 written opinion were not modified by Janney Montgomery Scott's two supplemental financial analyses and oral updates of the May 14, 1999 opinion.

      - Janney Montgomery Scott's written opinion and oral updates of its written opinion are limited to the facts and circumstances as they existed on their respective dates of issuance.

      - The written opinion of Janney Montgomery Scott will be orally updated as of the closing date of Merger.

      - $100,000 of the fee payable to Janney Montgomery Scott is conditioned on the consummation of the Merger.

      After considering the foregoing facts and reviewing the materials prepared by Janney Montgomery Scott, the Special Committee determined that:

      - Janney Montgomery Scott's original fairness analysis and written fairness opinion supported the Special Committee's determination as to the fairness of the proposed merger transaction because the analysis and opinion indicated that the $8.29 per share to be paid by KE Acquisition falls within the fair value per share of Kentek's common stock;

      - Janney Montgomery Scott's first supplemental fairness analysis and oral update of its written fairness opinion supported the Special Committee's determination as to the fairness of the proposed merger transaction because the first supplemental analysis and oral update did not modify Janney Montgomery Scott's original fairness analysis or written fairness opinion and because the first supplemental analysis and oral update indicated that the $8.29 per share to be paid by KE Acquisition falls within the fair value per share of Kentek's common stock;

      - Janney Montgomery Scott's second supplemental fairness analysis resulted in a range of estimated per share values for the common stock of between $9.03 and $9.63, and, as a result, did not support the Special Committee's determination as to the fairness of the Merger;

      - Janney Montgomery Scott's second supplemental fairness analysis did not change the Special Committee's determination regarding the fairness of the Merger to the Public Stockholders because:

        -- the modified discounted cash flow analysis contained in Janney
           Montgomery Scott's second supplemental financial presentation to the Special Committee and the Board provided only one of several valuation data points considered by Janney Montgomery Scott in relation to its determination regarding the fairness of the Merger to the Public Stockholders from a financial point of view; and

        -- most of the valuation data points considered by Janney Montgomery
           Scott in relation to its review of the fairness of the Merger indicated that values less than $8.29 per share were fair to the Public Stockholders.

        Janney Montgomery Scott's second supplemental financial analysis did not account for the following factors, which the Special Committee believed were relevant in considering Janney Montgomery Scott's second supplemental fairness analysis.

        -- Distributions of cash to Kentek's stockholders as a special dividend would give rise to adverse tax consequences for most of Kentek's stockholders. In particular, it is likely that such special dividends would be taxed at ordinary income tax rates, which are likely to be substantially higher than the capital gains tax rates that will be applicable to a significant portion of the Merger Consideration.

        -- Janney Montgomery Scott's second supplemental fairness analysis assumes that Kentek's management team will continue to manage Kentek's business operations in the event that the proposed management buyout is not consummated. The Special Committee was uncertain whether Kentek's management team would have an incentive to continue to manage Kentek's business operations if the proposed management buyout is not consummated.

        -- Distributions of cash to Kentek's stockholders would likely reduce the trading price for the common stock, possibly resulting in Kentek ceasing to be eligible to be traded on the Nasdaq National Market and adversely affecting the trading market for the common stock.

      - Janney Montgomery Scott's September 10, 1999 oral update of its written fairness opinion supported the Special Committee's determination as to the fairness of the proposed merger transaction because the oral update indicated that the $8.29 per share to be paid by KE Acquisition falls within the fair value per share of Kentek's common stock;

      - it is reasonable for Janney Montgomery Scott to qualify its written opinion and oral updates of its written opinion to the facts and circumstances as they existed on their respective dates of issuance;

      - the proposed update of Janney Montgomery Scott's fairness opinion as of the closing of the Merger will provide the Special Committee with relevant information regarding the fairness of the Merger to the Public Stockholders immediately prior to the consummation of the Merger and will provide additional protection for the interests of the Public Stockholders;

      - the contingent nature of Janney Montgomery Scott's fee as described above may have created a potential conflict of interest in that Kentek would be unlikely to consummate the Merger unless Janney Montgomery Scott's fairness opinion had indicated that the Merger was fair to Kentek's stockholders; and

      - the potential conflict of interest relating to the fairness opinion prepared by Janney Montgomery Scott and presented to the Special Committee and the Board was not material given the Special Committee's belief that Janney Montgomery Scott would not allow the conditional payment of fees to influence its fairness analysis.

     - Market Price and Premium. The Special Committee considered that the proposed price of $8.29 per share constituted a 32.6% premium over the average closing price for the shares on the Nasdaq National Market for the six month trading period ended April 21, 1999, the date before Kentek announced it had received Mr. Shires' initial proposal. In addition, the Special Committee considered that the proposed price constituted a 19.5% premium over the closing price for the shares on April 21, 1999. The market price of the common stock was deemed relevant because the Special Committee viewed it as indicating the arms-length trading value of the common stock as determined in the open market. The Special Committee concluded that the approximately 20-30% premium of the proposed merger price over the average closing price of Kentek's common stock supported its determination as to the fairness of the proposed merger transaction.

     - Negotiations with KE Acquisition. The Special Committee considered the following factors relating to the negotiations with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement.

      - The negotiations were the product of arm's-length discussions between Mr. Shires, as the sole stockholder, officer and director of KE Acquisition, and the Special Committee.

      - The negotiations led to an increase in KE Acquisition's offer from $7.85 per share to $8.29 per share to be received by the Public Stockholders.

      - The Special Committee's belief that $8.29 per share was the highest price that Mr. Shires and KE Acquisition would offer and that further negotiation with Mr. Shires would not result in an increase to the proposed purchase price per share. The Special Committee's belief was based on the fact that Mr. Shires had indicated that he would not offer to pay more than $8.29 per share because a higher price did not offer, in Mr. Shires' opinion, a potential rate of return that would justify the level of risk assumed in connection with an acquisition of Kentek.

      - The fact that Kentek may, under certain circumstances, engage in discussions or negotiations with, and furnish information or access to, third parties who submit a written acquisition proposal for a transaction, together with the ability of the Board to terminate the Merger Agreement at minimal expense in order to permit Kentek to enter into a transaction.

      In light of the factors set forth above, the Special Committee concluded that:

      - The Special Committee's involvement in the negotiations provided protection for the interests of Kentek's Public Stockholders; and

      - $8.29 per share was the highest price that KE Acquisition would offer in connection with the proposed transaction.

     - Financing Commitment. The Special Committee considered the Commitment Letter received by KE Acquisition from US Bank to fund a certain portion of the financing for the Merger and KE Acquisition's plan to fund the remainder of the Merger Consideration with cash and securities currently held by Kentek. The Special Committee and its financial advisors reviewed the terms and conditions of the commitment letters and the financing plans and determined that the financing plans would allow KE Acquisition and Mr. Shires to make the payments to Kentek's stockholders that are required under the Merger Agreement.

     - Lack of Potential Buyers. The Special Committee believed that the length of time between the public announcement of Mr. Shires' indication of interest in Kentek and the date of the Merger Agreement provided a substantial amount of time within which to gauge the current level of interest in Kentek and to permit potential buyers to come forward. The Special Committee also believed, based on discussions with Janney Montgomery Scott, that the prospects for a transaction between Kentek and potential unaffiliated strategic or financial third party buyers were limited due to Kentek's recent and projected future revenues and results of operation. In addition, the Special Committee considered the provisions of the Merger Agreement, which legally and practically permit Kentek to meaningfully respond to third party proposals for alternative transactions. See page [57-58]. In particular, the terms of the Merger Agreement authorize Kentek under certain circumstances to engage in negotiations with third parties who submit proposals for alternative transactions if the Board and/or the Special Committee determine in the exercise of their fiduciary duties that the proposals are in the best interest of the Public Stockholders. In addition, the Merger Agreement may be terminated at a minimal cost in order to permit Kentek to enter into an alternative transaction. Finally, the Special Committee considered that Broadview Associates had been unable to locate any financial or strategic buyers that were interested in acquiring Kentek prior to its initial public offering in 1995.

     As a result of the foregoing, the Special Committee concluded that:

      - there are no third parties interested in purchasing Kentek for more than $8.29 per share; and

      - the structure of the proposed merger transaction allows Kentek the opportunity to pursue an alternative transaction with any party that is willing to make a superior offer for Kentek prior to the consummation of the proposed transaction.

     - Special Committee Composition and Retention of Advisors. The Special Committee took into account that it was composed of disinterested directors, none of who would have equity interests in Kentek subsequent to the consummation of the Merger. The Special Committee also considered that it was advised by legal counsel and financial advisors who negotiated on behalf of the Special Committee, assisted the Special Committee in evaluating proposed transactions and provided the Special Committee with financial and legal advice. The Special Committee concluded that these factors provided protection for the interests of Kentek's Public Stockholders.

     - Availability of Appraisal Rights. The Special Committee considered that appraisal rights will be available to the Public Stockholders under Delaware law. The Special Committee concluded that the appraisal rights allow Kentek's stockholders to dispute the Special Committee's determination that the Merger is fair to the Public Stockholders.

     - Loss of Equity Interest. The Special Committee considered the fact that if the Merger Agreement is approved the Public Stockholders will not participate in the earnings or increased value of Kentek, if any. Because of the risks and uncertainties associated with Kentek's future prospects, the Special Committee concluded that the Merger was preferable to enabling the holders of Kentek shares to have a speculative potential future return.

     In evaluating the Merger Agreement and the transactions contemplated by the Merger Agreement, the Special Committee also considered the following additional factors:

     - Book Value per Share. The Special Committee considered that the book value per share as of March 31, 1999 was $9.66, approximately $1.37 per share higher than the $8.29 per share Merger Consideration. In addition, the Special Committee considered that Kentek's common stock has often traded at a significant discount to book value over the past year. The Special Committee concluded that these factors did not indicate that the Merger was unfair to the Public Stockholders given that the Merger is likely to provide a greater return to Kentek's stockholders than any of the various alternatives considered by the Board, including maintaining the status quo.

     - Value of Cash Equivalent Assets Per Share. The Special Committee considered that, as of March 31, 1999, $7.47 of the net book value per share was attributable to cash equivalent assets held by Kentek. In addition, the Special Committee considered that KE Acquisition and Mr. Shires intend to finance a substantial portion of the Merger Consideration from the cash and securities held by Kentek and that, as of March 31, 1999, only $0.82 per share of the Merger Consideration would be financed by KE Acquisition and Mr. Shires. The Special Committee determined that these factors did not indicate that the Merger was unfair to the Public Stockholders given that the Merger is likely to provide a greater return of the cash equivalent value per share to Kentek's stockholders than any of the various alternatives considered by the Board.

     - Stockholder Support for Transaction Structure. The Special Committee considered that three of Kentek's four largest stockholders indicated that they preferred a fixed payment per share at the closing of the Merger as opposed to a lower fixed payment per share together with a contingent payment right. In light of Kentek's largest stockholders preferences regarding the structure of the merger consideration and in light of the Special Committee's independent consideration of the proposed structure of the merger consideration, the Special Committee determined that the full amount of the merger consideration should be paid upon the consummation of the merger transaction. The Special Committee based its determination on its belief that the inclusion of a contingent payment right presented a less desirable alternative because the contingent payment right would be speculative, subject to contingencies, illiquid and difficult for stockholders to value. Although Kentek's stockholders influenced the Special Committee's determination regarding the structure of the merger consideration, the stockholders did not influence the Special Committee's decision to recommend the proposed merger transaction to Kentek's stockholders because the Special Committee believed that each of the proposed structures provided significant liquidity and fair value to Kentek's stockholders.

     - Lack of Neutralized Voting. The Special Committee considered that the transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The Special Committee determined that such a transaction structure would not provide a material benefit to Kentek's stockholders because:

      - the Schedule 13E-3 Filing Parties hold approximately 1.3% of Kentek's outstanding common stock, on a collective basis, and do not have the ability to control a significant portion of the shares of common stock that are eligible to vote with respect to the proposed transaction; and

      - none of Kentek's stockholders, including Kentek's four largest stockholders, are subject to voting agreements or are otherwise required to vote in favor of the Merger.

     In view of the various factors considered by the Special Committee in connection with its evaluation of the Merger and the Merger Consideration, the Special Committee did not find it necessary to quantify or otherwise attempt to assign relative importance to the specific factors considered in making its determination, nor did it evaluate whether the factors were of equal importance. However, based upon these factors, the evaluation of all the relevant information provided to them by Janney Montgomery Scott and taking into account the existing trading ranges for Kentek common stock, the Special Committee determined that the Merger, including the Merger Consideration, was fair from a financial point of view, to the Public Stockholders. In considering the factors described above, individual members of the Special Committee may have given different weights to different factors. The Special Committee was not aware of any factors which would lead the Special Committee to believe that the Merger would be unfair to the Public Stockholders.

  Board of Directors.

     In reaching its determination that the Merger and the Merger Agreement are fair and in the best interest of the Public Stockholder, the Board considered and relied upon the Special Committee's conclusions, recommendations, unanimous approval of the Merger Agreement, and declaration of the Merger Agreement's advisability and upon Janney Montgomery Scott's opinion, which opinion was also addressed to the Board, that, as of the date of the opinion, based upon and subject to various considerations, assumptions and limitations stated in the opinion, the $8.29 per share in cash to be received by the Public Stockholders in the Merger was fair to the stockholders from a financial point of view, and the related analyses presented by Janney Montgomery Scott.

     In view of the wide variety of factors considered by the members of the Board in connection with their evaluation of the Merger and the complexity of such matters, the Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative importance to the specific factors considered in making its determination. The Board also relied on the experience and expertise of Janney Montgomery Scott for quantitative analysis of the financial terms of the Merger. See "-- Opinion of Financial Advisor to the Board and the Special Committee" beginning on page [38]. The Board did not find it necessary to quantify or otherwise attempt to assign relative importance to the specific factors considered in making its determination, nor did it evaluate whether the factors were of equal importance. Rather, the Board conducted a discussion of, among other things, the factors described above, including asking questions of Kentek's management and legal and financial advisors, and reached a consensus that the Merger was advisable and in the best interests of Kentek and the Public Stockholders. In considering the factors described above, individual members of the Board may have given different weights to different factors. The Board was not aware of any factors which would lead the Board to believe that the Merger would be unfair to the Public Stockholders.

  Kentek and the Schedule 13E-3 Filing Parties.

     Kentek, KE Acquisition, Philip W. Shires, Donald W. Shires and Renee Bond have also considered the factors considered by the Special Committee and the Board and believe that the consideration to be received by the Public Stockholders pursuant to the Merger is fair to the Public Stockholders. Kentek and the Schedule 13E-3 Filing Parties base their belief as to the fairness of the Merger on the following factors.

     - the Special Committee and the Board, prior to the Merger, concluded that the Merger is fair to, and in the best interests of, the Public Stockholders;

     - the Special Committee and the Board, prior to the Merger, received an opinion from Janney Montgomery Scott that, as of the date of the opinion and based on and subject to certain matters stated in the opinion, the consideration to be paid in the Merger is fair to the Public Stockholders from a financial point of view; and

     - the negotiations between Kentek and KE Acquisition, on the one hand, and the Special Committee, on the other hand, of the terms of the Merger Agreement were conducted on an arm's-length basis.

     Kentek and the Schedule 13E-3 Filing Parties did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusions as to fairness.

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

CERTAIN EFFECTS OF THE MERGER TRANSACTION

     If the Merger Agreement is approved by the holders of a majority of the shares, and the other conditions to the closing of the Merger are satisfied or waived, Kentek and KE Acquisition will close the Merger. At or soon after the closing of the Merger:

     - KE Acquisition will merge with and into Kentek, with Kentek as the surviving corporation;

     - the approximately 4,542,652 shares currently held by the Public Stockholders, representing approximately 98.7% of the shares currently issued and outstanding, will be converted into the right to receive $8.29 in cash per share, without interest;

     - the certificate of incorporation of Kentek will be amended to read substantially in the form of Exhibit A to the Merger Agreement, a copy of which is attached hereto as Annex A, and the bylaws of KE Acquisition will be the bylaws of the Surviving Corporation until amended in accordance with applicable law;

     - Kentek will pay the fees and expenses relating to the Merger;

     - the Public Stockholders will cease to have any ownership interest in Kentek or rights as holders of shares;

     - the Public Stockholders will no longer benefit from any increases in the value of Kentek or the payment of dividends on the shares;

     - the Public Stockholders will no longer bear the risk of any decreases in value of Kentek;

     - the Schedule 13E-3 Filing Parties aggregate interests in the net book value and net earnings of Kentek will increase from approximately 1.3% to 100%;

     - one or more of the Schedule 13E-3 Filing Parties will be the sole beneficiaries of any future earnings and profits of Kentek and will have the ability to benefit from any divestitures, strategic acquisitions or other corporate opportunities that may be pursued by Kentek in the future;

     - Kentek will be privately held, there will be no public market for the common stock;

     - there will not be another meeting of Public Stockholders;

     - Mr. Shires will cause Kentek to terminate the registration of the shares under the Exchange Act as soon as the requirements for termination of registration are met; and

     - Kentek will no longer be required to file periodic reports with the SEC.

     Kentek believes that the Merger will be treated for federal income tax purposes as a purchase by KE Acquisition of the common stock held by the Public Stockholders and, therefore, will not give rise to gain, loss or other income to Kentek. For information regarding certain tax consequences to Public Stockholders, see "The Merger -- Certain Federal Income Tax Consequences."

     As described above in "-- Purpose of the Merger," KE Acquisition expects that, over time, it could save up to approximately $415,000 per year in costs as a result of the acquisition of the Public Stockholder's interest in Kentek. These savings are expected to result from the elimination of the public company expenses described above.

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

                            BACKGROUND OF THE MERGER

BACKGROUND OF THE PROPOSED MERGER TRANSACTION

     In November 1998, the Board, including Mr. Shires, unanimously concluded that Kentek should explore strategic transactions, including transactions that would result in the sale of Kentek or transactions that would otherwise improve Kentek's financial outlook or otherwise provide liquidity to Kentek's stockholders. The Board's determination to explore strategic transactions for Kentek was not prompted by a single member of the Board or a group of Board members. Rather, the Board's determination was the result of a consensus by all of the Board members in light of the business considerations discussed in "Special Factors -- Relevant Background Information."

     The reasons for the Board's decision to explore strategic transactions were as follows:

     - Since 1996, Kentek has experienced significant declines in new printer sales as a result of negative competitive trends affecting the traditional mid-market printer industry and Kentek's failure to develop a new faster mid-range printer to address increasing performance from light duty printers. See pages [4-5] and [15-17] of this proxy statement for more information.

     - Since 1996, Kentek's sales of consumable supplies and spare parts have declined as its new printer sales have not kept pace with the rate at which existing Kentek printers have been going out of service. See pages [5] and [16-17] of this proxy statement for more information.

     - Since 1996, Kentek's total revenues and market share have declined significantly as a result of the declines in sales of Kentek's printers, consumable supplies and spare parts. See page [5] of this proxy statement for more information.

     - Kentek's Board believed that substantially all of Kentek's customers currently resell the new Xerox 40 ppm printer or intend to resell the new Xerox 40 ppm printer in the near future. In addition, the Board anticipated that Kentek's competitors would continue to release new lower cost printers with enhanced features. As a result, the Board believed that it was likely that Kentek would continue to suffer progressively greater declines in new printer sales and, as Kentek's installed base of printers exit their useful life cycle, Kentek's sales of consumable supplies and spare parts sales would continue to significantly decline.

     In December 1998, January 1999 and February 1999 all of the members of the Board, including Mr. Shires, discussed the remaining alternatives for Kentek's business. In addition, Dr. Morgan, acting on behalf of the Board, held discussions with Janney Montgomery Scott regarding strategic alternatives available to Kentek. Janney Montgomery Scott ultimately informed Dr. Morgan that Kentek was not an attractive acquisition candidate as a result of Kentek's declining sales, the negative competitive trends affecting the traditional mid-range printer industry and Kentek's failure to develop a new faster mid-range printer.

     During the same period of time, Mr. Shires, acting as a representative of the Board, held informal discussions with Broadview Associates regarding strategic alternatives for Kentek. Broadview Associates informed Mr. Shires that Kentek was not an attractive acquisition candidate as a result of Kentek's declining sales, the negative competitive trends affecting the traditional mid-range printer industry and Kentek's failure to develop a new faster mid-range printer.

     Neither Dr. Morgan, Mr. Shires, nor any other member of the Board contacted any other financial advisors or investment bankers regarding strategic alternatives for Kentek. In addition, neither Dr. Morgan, Mr. Shires, nor any other member of the Board contacted any third parties regarding their interest in pursuing a strategic transaction with Kentek prior to the date on which the Special Committee instructed Dr. Morgan to contact firms in the printer industry regarding their potential interest in acquiring Kentek. See page [32] below for additional details.

     On February 24, 1999, Dr. Morgan approached Kentek's President and Chief Executive Officer, Philip W. Shires, to discuss alternatives for Kentek's business. In the course of this discussion, Dr. Morgan raised the possibility of Mr. Shires purchasing Kentek. Subsequent to the meeting, Dr. Morgan notified the remaining members of the Board of his discussion with Mr. Shires concerning the sale of Kentek.

     On March 8, 1999, Mr. Shires notified the Board of his potential willingness to acquire Kentek's outstanding shares at a cash price of $7.85 per share, or at the option of each stockholder, at a cash price of $7.50 per share and the contingent right to receive additional cash consideration.

     During the next several weeks, Mr. Shires explored the feasibility of a potential acquisition of Kentek, engaged in discussions with potential financing sources, and retained legal counsel to assist with the formulation of a formal proposal to acquire Kentek. During this time, Dr. Morgan consulted with Kentek's outside legal counsel, Cooley Godward LLP, on behalf of the Board regarding the possibility of Mr. Shires making a formal proposal to acquire Kentek.

     On April 13, 1999, Mr. Shires' legal counsel transmitted to each of Kentek's directors and to Cooley Godward LLP an initial proposal to acquire Kentek in the form of a merger agreement. The draft merger agreement contemplated that KE Acquisition would acquire all outstanding shares at a cash price of $7.85 per share, or at the option of each stockholder, at a cash price of $7.50 per share and the contingent right to receive additional cash consideration. Subsequently, Mr. Shires orally communicated to the Board a revised proposal which deleted the option for Kentek stockholders to receive the all cash price of $7.85 per share.

     The Board, following consultation with Kentek's outside legal counsel, Cooley Godward LLP, unanimously determined that, in view of possible conflicts of interest in connection with any proposal from Mr. Shires, it was advisable to form a special committee of the Board comprised of disinterested directors. At a meeting of the Board on April 21, 1999 the Board resolved to form the Special Committee, consisting of Messrs. Morgan, Weinig and Perreault, for the purpose of evaluating and negotiating the terms of any potential acquisition proposal from Mr. Shires or any entity organized by him and any related matters.

     At the April 21, 1999 meeting of the Board, the members of the Special Committee engaged in discussions regarding the retention of an investment bank and law firm as its financial and legal advisors. The Special Committee determined to retain Janney Montgomery Scott as financial advisor to the Special Committee, based upon its familiarity and expertise with Kentek. Janney Montgomery Scott had served as the managing underwriter for Kentek's initial public offering and had also been retained by Kentek in late 1996 and early 1997 to analyze trends in the printer market and to identify potential acquisition candidates that would strengthen Kentek's market position. The Special Committee also determined to retain Cooley Godward LLP as its legal advisor based upon the firm's familiarity and expertise with Kentek. Cooley Godward LLP had served as Kentek's counsel in connection with its 1996 initial public offering and had subsequently served as Kentek's outside legal counsel, primarily for public company and securities law advice. In addition, a current partner of Cooley Godward LLP while working at a previous law firm had served as underwriters' counsel in Kentek's initial public offering and another partner of Cooley Godward LLP currently serves as Corporate Secretary of Kentek.

     On April 21, 1999, Kentek issued a press release indicating that it had received a proposal from Mr. Shires to acquire the outstanding shares for a cash price of $7.50 per share at closing plus an additional consideration in the form of a contingent cash payment right. The press release also indicated that the Board of Directors had formed the Special Committee of independent directors to review the advisability of the proposal and that the Special Committee had retained Janney Montgomery Scott to serve as independent financial advisor to the Special Committee and Cooley Godward LLP to serve as independent legal counsel to the Special Committee.

     Between the April 21, 1999 announcement and May 7, 1999, the following events took place.

     - The Special Committee instructed Dr. Morgan to contact firms in the printer industry on behalf of the Special Committee regarding their potential interest in acquiring Kentek.

     - Dr. Morgan contacted and had discussions with Printronix, Lexmark, Genicom and Miami Computer Services to solicit their interest in acquiring Kentek. These companies were contacted because they had preexisting customer or supplier relationships with Kentek. Neither Xerox nor HP was a current customer, and both had previously told Kentek that they would not acquire assets that generated revenues less than $250 million per year, or that could not quickly be brought to those levels.

     - Each of the parties contacted by Dr. Morgan declined to make an acquisition proposal and no other parties contacted the Board, the Special Committee, Kentek or Janney Montgomery Scott regarding their interest in pursuing an acquisition proposal.

     - Based upon discussions among the Special Committee and Janney Montgomery Scott, the Special Committee concluded not to attempt to contact potential financial buyers for Kentek. The Special Committee ultimately determined that the size of the transaction, the potential profit and potential return on investment were deemed likely to be too small to interest an institutional financial buyer, such as a leveraged buy out fund. In addition, the Special Committee considered that Kentek's lack of growth prospects would be a significant deterrent for many financial buyers. Finally, the Special Committee considered that Broadview Associates, an investment banking firm that was engaged by Kentek in 1995 to investigate strategic alternatives, had been unable to locate any financial or strategic buyers that were interested in acquiring Kentek prior to its initial public offering in 1996.

     - Cooley Godward LLP negotiated the terms of the proposed merger agreement with Mr. Shires' counsel. In particular, Cooley Godward LLP and Mr. Shires' counsel negotiated open issues relating to the price per share, the structure and timing of the merger consideration, the feasibility of contingent value rights, the necessity of a voting agreement and the scope of break up fees.

     - Janney Montgomery Scott met with Kentek officers to prepare its financial analysis of the proposed acquisition.

     - Dr. Morgan updated the Special Committee, Janney Montgomery Scott and Cooley Godward LLP regarding his discussions with potential acquirers.

     - Mr. Shires, on his own behalf and on behalf of KE Acquisition, contacted each of Kentek's four largest stockholders regarding the possibility of including a contingent payment right in the proposed merger consideration. At the time that Mr. Shires engaged in discussions with Kentek's four largest stockholders, such stockholders beneficially owned an aggregate of 3,004,930 shares, or approximately 65.26% of Kentek's shares of common stock. As of the date of this proxy statement, such stockholders own approximately 64.67% of the shares entitled to vote at the special meeting.

      Mr. Shires' discussions with Kentek's four largest stockholders can be summarized as follows.

      - James H. Simons -- Mr. Shires and Mr. Simons, a member of Kentek's Board, participated in a telephone conference during the last week of April 1999 regarding the desirability of including a contingent payment right in the merger consideration. At the time of the telephone conference between Mr. Simons and Mr. Shires, Mr. Simons beneficially owned approximately 23.17% of Kentek's common stock. During the course of their conversation, Mr. Simons indicated to Mr. Shires that he favored receiving a portion of the merger consideration as a contingent payment right. In particular, Mr. Simons indicated to Mr. Shires that he believed that the proposed payment of $7.50 per share together with a contingent payment right was worth more to Kentek's stockholders than a fixed payment of $7.85 per share. Subsequently, Mr. Simons determined that the payment of $7.50 per share together with a contingent payment right was not as valuable as a fixed payment of $8.29 per share.

      - Khronos Capital Limited -- Mr. Shires and I. Jimmy Mayer, the principal of Khronos Capital Limited, participated in a telephone conference during the last week of April 1999 regarding the desirability of including a contingent payment right in the merger consideration. At the time of the telephone conference between Mr. Mayer and Mr. Shires, Mr. Mayer beneficially owned approximately 13.03% of Kentek's common stock. During the course of their conversation, Mr. Mayer indicated to Mr. Shires that he favored receiving a fixed payment per share at the closing of the Merger as opposed to a lower fixed payment per share together with a contingent payment right. Mr. Mayer noted that he preferred a fixed payment per share at the closing of the Merger because

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

        the full amount of the Merger Consideration could be reinvested in other financial opportunities at that time. In addition, Mr. Mayer noted that the proposed contingent payment right was undesirable because it was speculative and potentially difficult for Khronos Capital Limited to manage with respect to its investors on a going-forward basis. Mr. Mayer was a member of Kentek's Board until his resignation in January 1998.

      - Wellington Management Company, LLP -- Mr. Shires and Sandy Green, a principal of Wellington Management Company, LLP, met in person during the last week of April 1999 at a financial conference in Vail, Colorado. At that time, Wellington Management Company, LLP beneficially owned approximately 14.73% of Kentek's common stock. During the course of their meeting, Mr. Shires and Mr. Green discussed the desirability of including a contingent payment right in the merger consideration. Mr. Green indicated to Mr. Shires that he favored receiving a fixed payment per share as opposed to a lower fixed payment per share together with a contingent payment right. Mr. Green based his belief on the fact that the proposed contingent payment right was speculative, subject to contingencies, difficult to value and difficult for Wellington Management Company to manage with respect to its investors on a going-forward basis.

      - ROI Capital Management, Inc. -- Mr. Shires and Mark Boyer, a principal of ROI Capital Management, Inc., participated in a telephone conference during the last week of April 1999 regarding the desirability of including a contingent payment right in the merger consideration. At the time of the telephone conference between Mr. Boyer and Mr. Shires, ROI Capital Management, Inc. beneficially owned approximately 14.34% of Kentek's common stock. During the course of their conversation, Mr. Boyer indicated to Mr. Shires that he favored receiving a fixed payment per share as opposed to a lower fixed payment per share together with a contingent payment right. Mr. Boyer based his belief on the fact that the proposed contingent payment right was speculative, subject to contingencies, difficult to value and difficult for ROI Capital Management to manage with respect to its investors on a going-forward basis.

      No members of the Board, other than Mr. Shires and Mr. Simons, participated in the discussions regarding the desirability of the proposed contingent payment right. In addition, no member of the Board, including Mr. Shires, discussed any other aspects of the proposed merger transaction or any alternative transactions with Kentek's four largest stockholders or their affiliates (excluding Mr. Simons). Accordingly, with the exception of Mr. Simons, Kentek's largest stockholders and their affiliates did not participate in any aspect of the negotiations between the Special Committee, the Board and Mr. Shires that ultimately led to Mr. Shires' offer of $8.29 per share. Mr. Simons participated in such negotiations as a member of the Board.

      During the course of Mr. Shires discussions with the individuals set forth above, each of the individuals indicated that they intended to vote in favor of the proposed merger transaction, regardless of the structure of the merger consideration. Kentek and Mr. Shires did not, however, solicit such individuals or stockholders to vote in favor of the Merger or any other transaction involving Kentek. None of the stockholders set forth above or their affiliates are subject to voting agreements or are otherwise required to vote in favor of the Merger.

     On May 7, 1999, the Special Committee met telephonically. Janney Montgomery Scott and Cooley Godward LLP participated in the May 7, 1999 meeting. Dr. Morgan updated the Special Committee and its advisors about discussions with potential acquirors. The Special Committee discussed the proposed terms of Mr. Shires' proposal, particularly the valuation of the contingent cash payment right contained in Mr. Shires' proposal. The Special Committee also discussed whether it was likely that proposals from potential acquirors might be received. The Special Committee instructed Cooley Godward LLP to proceed with the negotiation of the proposed merger agreement which had been received from Mr. Shires' counsel.

     Between May 7, 1999 and May 10, 1999, Kentek's counsel and Mr. Shires' counsel continued to discuss open issues relating to the proposed merger agreement. In particular, Mr. Shires' counsel and Kentek's

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

counsel discussed the circumstances under which a break up fee, in the amount of actual expenses incurred by Mr. Shires in connection with the transaction, would be payable to Mr. Shires.

     On May 10, 1999, the full Board met in New York City. Janney Montgomery Scott attended this meeting in person, and Cooley Godward LLP participated via telephone. During the course of the meeting, the following actions took place.

     - The Board members discussed the status of Mr. Shires' proposal, including the proposed structure of the merger consideration and Mr. Shires' valuation of the contingent payment right.

     - The Board determined that each of the proposed structures for the payment of the merger consideration (i.e., the payment of a lump sum upon the consummation of the merger transaction and the payment of a lower fixed amount together with a contingent payment right) provided significant liquidity and fair value to Kentek's stockholders. However, the Board ultimately determined that the full amount of the merger consideration should be paid in a lump sum upon the consummation of the transaction because the contingent payment right contained in the alternative payment structure was speculative, subject to contingencies, illiquid and difficult for stockholders to value.

     - Janney Montgomery Scott presented its preliminary analysis of the fairness of the proposed merger to the Public Stockholders from a financial point of view. Based on the financial analyses prepared for the Board and the Special Committee, Janney Montgomery Scott indicated that the $7.85 per share price proposed by Mr. Shires was within the range of fair values for Kentek's common stock. However, Janney Montgomery Scott noted that the $7.85 per share price was at the lower end of Kentek's valuation range and that a higher price would increase the fairness of the proposed merger to the Public Stockholders.

     - The Board members discussed the proposed merger consideration. In light of Janney Montgomery Scott's preliminary analysis of the Merger, the disinterested members of the Board and the Special Committee unanimously determined to attempt to negotiate a higher price than the $7.85 per share merger consideration proposed by Mr. Shires. In particular, the disinterested members of the Board and the Special Committee informed Mr. Shires that they believed he should pay approximately $8.25 per share. The disinterested members of the Board and the Special Committee based their beliefs on the range of fair values established by Janney Montgomery Scott's financial analysis and the trading values of Kentek's common stock on the Nasdaq National Market. Specifically, the disinterested members of the Board and the Special Committee represented a fair value because it represented a:

      - premium value to Kentek's stockholders as compared to the $7.93 midpoint of Janney Montgomery Scott's Buyout Analysis (which is described on page [43] of this proxy statement);

      - 32.6% premium over the average closing price for the shares on the Nasdaq National Market for the six month trading period ended April 21, 1999, the day before Kentek announced it had received KE Acquisition's and Mr. Shires' initial proposal; and

      - 19.5% premium over the closing price for the shares of Kentek's common stock on April 21, 1999.

      In addition, Mr. Simons suggested to the disinterested members of the Board and the Special Committee that the merger consideration should reflect an additional payment to account for the fact that the proposed merger would likely close three to four months after the execution of a merger agreement. The disinterested members of the Board and the Special Committee unanimously concurred with Mr. Simons and determined that an increase of $0.04 per share represented a reasonable additional payment per share. Thereafter, the disinterested members of the Board and the Special Committee informed Mr. Shires that they believed $8.29 per share represented the fair value of Kentek's shares. In response, Mr. Shires indicated that $8.29 per share was too high of a price per share given that it was at the higher end of Janney Montgomery Scott's projected range of fair values. After further negotiation, however, Mr. Shires agreed to pay $8.29 per share and noted that he would not, under any circumstances, pay more than $8.29 per share because he believed that a higher price did not offer a potential rate of return that would justify the level of risk assumed in connection with the acquisition of Kentek.

     - Mr. Shires furnished the Special Committee and its advisers with a commitment letter from US Bank regarding the financing for the proposed transaction.

     - Cooley Godward LLP reported on the status of the negotiations on the form of definitive merger agreement.

     - The Board, Janney Montgomery Scott and Cooley Godward LLP discussed the following in relation to the proposed merger agreement:

      - No Voting Agreement. The proposed agreement did not require any of Kentek's major stockholders to vote in favor of the proposed merger and the related transactions.

      - Modest Termination Fees. The proposed agreement did not require the payment of termination fees in excess of the reasonable expenses incurred by KE Acquisition in connection with the preparation and negotiation of the proposed merger agreement.

      - Fiduciary Outs. The proposed agreement provided that the Board and/or the Special Committee could authorize Kentek to engage in discussions or negotiations concerning an unsolicited Acquisition Proposal (and may furnish information and cooperate in this regard) subsequent to the execution of the proposed merger agreement. This action could be taken if the Board and/or the Special Committee determined in the exercise of its fiduciary duties that the action was in the best interests of Kentek stockholders. An "Acquisition Proposal" was defined as any proposal or offer with respect to:

        -- a tender or exchange offer, a merger, consolidation or other business combination involving Kentek or any of its subsidiaries, including a merger of equals involving Kentek;

        -- the acquisition of an equity interest in Kentek representing in excess of 33% of the power to vote for the election of a majority of directors of Kentek, or

        -- the acquisition of assets of Kentek or its subsidiaries, including stock of one or more subsidiaries of Kentek, representing 33% or more of the consolidated assets of Kentek, in each case by any person other than KE Acquisition.

      In addition, the proposed agreement provided that following receipt of an Acquisition Proposal that was financially superior to the proposed merger, as determined in good faith by the Board, the Board could withdraw, modify or not make a recommendation in favor of the proposed merger. This action could be taken if the Board concluded in good faith that the action was necessary in order to act in a manner that is consistent with its fiduciary obligations under applicable law.

      - Confidentiality. Pursuant to the terms of the proposed agreement, Kentek could not engage in negotiations with, or disclose any nonpublic information to, any person unless it received from the person an executed confidentiality agreement on terms and conditions deemed by the Board to be appropriate and in Kentek's best interest.

      - Notification of Acquisition Proposals. Kentek would be required to promptly notify KE Acquisition of the receipt of any Acquisition Proposal not less than two business days prior to entering into any agreement in connection with the Acquisition Proposal. Any notice would be required to include the identity of the person or group making the Acquisition Proposal and the material terms and conditions of the Acquisition Proposal. Kentek could not enter into a definitive agreement in connection with an Acquisition Proposal unless at least five business days had passed since Kentek initially notified KE Acquisition of an inquiry or proposal relating to an Acquisition Proposal. Within the two-business day or five-business day periods referred to above, if any, KE Acquisition could propose an improved transaction. The two and five-business day waiting periods would not required if the Board or the Special Committee decided that the waiting periods conflicted with the exercise of the Board's fiduciary obligations to its stockholders.

      - Termination Provisions. Kentek could terminate the proposed agreement at any time if:

        -- the Board determined in good faith that an Acquisition Proposal was financially superior to the proposed merger and was reasonably capable of being financed, and

        -- Kentek entered into a definitive agreement to effect the financially superior Acquisition Proposal, and Kentek complied with the covenants set forth below under "Certain Provisions of the Merger
           Agreement -- Covenants."

      If the Merger Agreement was validly terminated, none of its provisions would survive, except for miscellaneous provisions relating to confidentiality, expenses, governing law, jurisdiction, waiver of a jury trial, and other matters. Termination would be without any liability on the part of any party, unless the party is in willful breach of a provision of the proposed agreement.

      - Price. The proposed price of $8.29 per share constituted a 32.6% premium over the average closing price for the shares on the Nasdaq National Market for the six month trading period ended April 21, 1999, the day before Kentek announced it had received KE Acquisition's initial proposal. In addition, the proposed price constituted a 19.5% premium over the closing price for the shares on April 21, 1999.

     Following the May 10, 1999 meeting, Cooley Godward LLP negotiated with Mr. Shires' counsel the final terms of a merger agreement reflecting the revised proposal. Copies of the final merger agreement, the final financial presentation material of Janney Montgomery Scott, and a draft of Janney Montgomery Scott's fairness opinion were distributed to all members of the Board.

     The Special Committee and the Board next met on May 14, 1999 telephonically. Janney Montgomery Scott and Cooley Godward LLP participated in the May 14, 1999 meetings. The Special Committee reviewed with counsel a draft of the Merger Agreement in final form. Janney Montgomery Scott provided a detailed financial analysis of Kentek and the pending proposal to the Special Committee and advised the Special Committee that, in its opinion, as of that date, the $8.29 price was fair, from a financial point of view, to the stockholders of Kentek other than KE Acquisition. A discussion with and questions to Janney Montgomery Scott by the Special Committee followed. The Special Committee then concluded, after also considering Kentek's prospects of increasing stockholder value as a public company, that in the circumstances then existing, the $8.29 per share offer was, for stockholders other than KE Acquisition, preferable to continuing to hold shares in the public company. The Special Committee then unanimously determined to approve the Merger Agreement and declare that the Merger Agreement was advisable and fair to and in the best interests of the stockholders of Kentek other than KE Acquisition, and approved resolutions recommending that the Board approve the Merger Agreement and cause Kentek to execute and deliver the Merger Agreement. Immediately thereafter, the entire Board unanimously resolved to approve the Merger Agreement. Subsequent to the Board meeting, on May 14, 1999, Kentek and KE Acquisition entered into the Merger Agreement.

     Kentek issued a press release on the morning of May 14, 1999 announcing the execution of the Merger Agreement.

     In connection with the preparation of this proxy statement, the Special Committee and the Board met telephonically on August 13, 1999 and September 10, 1999. Janney Montgomery Scott and Cooley Godward LLP participated in the August 13, 1999 and September 10, 1999 meetings. At each of the meetings, Janney Montgomery Scott provided supplemental financial analyses of Kentek and the transactions contemplated by the Merger Agreement. Janney Montgomery Scott advised the Special Committee and the Board that its supplemental financial analyses did not change in any material respect its prior opinion that, as of that date, the $8.29 price was fair, from a financial point of view, to the stockholders of Kentek other than KE Acquisition. Janney Montgomery Scott also reported that it had performed updates to its May 14, 1999 analysis and that no circumstances had come to its attention that would cause Janney Montgomery Scott to change its opinion as to the fairness of the Merger from a financial point of view. At each meeting, discussions with and questions to Janney Montgomery Scott by the Special Committee followed. The Special Committee then concluded, in each case, based on Janney Montgomery Scott's supplemental financial presentations and oral updates of its written opinion, that the proposed merger transaction was still fair to and in the best interests of the stockholders of Kentek other than KE Acquisition. In addition, the entire Board unanimously determined at each meeting that the Merger remained fair to and in the best interest of Kentek's Public Stockholders.

RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS

     On May 14, 1999, the Special Committee unanimously determined that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Public Stockholders, and recommended that the Board and the stockholders of Kentek approve and adopt the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement.

     On May 14, 1999, the Board, on the unanimous recommendation of the Special Committee, unanimously determined that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Public Stockholders, and recommended that the stockholders of Kentek approve and adopt the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement. Prior to participating in the determinations and recommendations of the Board, Mr. Shires, who is the sole, stockholder, director and officer of KE Acquisition, identified his affiliations with KE Acquisition and noted that as a result of the affiliations he had a direct conflict of interest.

     In response to comments received from the Securities and Exchange Commission, the Board and the Special Committee asked Janney Montgomery Scott to prepare supplemental financial analyses of the Merger. The Board and the Special Committee requested the supplemental analyses because the Board and the Special Committee believed that the supplemental analyses would provide additional relevant data regarding the fairness of the Merger to the Public Stockholders. See pages [39-45].

     On August 13, 1999, Janney Montgomery Scott presented its first supplemental financial analysis to the Special Committee and the Board and orally confirmed its prior opinion to the Special Committee and the Board that, as of that date, the Merger was fair, from a financial point of view, to the Public Stockholders. See page [44] of this proxy statement for additional information relating to Janney Montgomery Scott's August 13, 1999 supplemental financial analysis.

     On August 13, 1999, after reviewing Janney Montgomery Scott's first supplemental financial analysis, the Board and the Special Committee unanimously reaffirmed their determinations that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Public Stockholders.

     On September 10, 1999, Janney Montgomery Scott presented its second supplemental financial analysis to the Special Committee and the Board and orally confirmed its prior opinion to the Special Committee and the Board that, as of that date, the Merger was fair, from a financial point of view, to the Public Stockholders. See pages [44-45] of this proxy statement for additional information relating to Janney Montgomery Scott's September 10, 1999 supplemental financial analysis.

     On September 10, 1999, after reviewing Janney Montgomery Scott's second supplemental financial analysis, the Board and the Special Committee unanimously reaffirmed their determinations that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Public Stockholders.

     The Special Committee and the Board have not revoked or modified their May 14, 1999 determinations that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Public Stockholders.

OPINION OF FINANCIAL ADVISOR TO THE BOARD AND THE SPECIAL COMMITTEE

     The Special Committee and the Board retained Janney Montgomery Scott as their financial advisor to review the Merger and to render an opinion as to the fairness, from a financial point of view, of the Merger to the Public Stockholders. As described in this proxy statement, Janney Montgomery Scott's opinion, dated

May 14, 1999, as orally confirmed on August 13, 1999 and September 10, 1999, together with the related presentations to the Special Committee and the Board, were only two of many factors taken into consideration by the Special Committee and the Board in making their determinations to approve the Merger and the Merger Agreement.

     Janney Montgomery Scott is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate and other purposes.

     Pursuant to the terms of Janney Montgomery Scott's engagement, Kentek paid Janney Montgomery Scott $25,000 upon commencement of the engagement and agreed to pay Janney Montgomery Scott an additional $100,000 upon the closing of the Merger. In addition, Kentek has agreed to reimburse Janney Montgomery Scott for its out-of-pocket expenses, and to indemnify Janney Montgomery Scott against certain liabilities, or to contribute to payments Janney Montgomery Scott may be required to make in respect thereof.

     On May 14, 1999, Janney Montgomery Scott delivered its financial analysis of the Merger to the Special Committee and the Board. At the same time, Janney Montgomery Scott delivered its written opinion to the Special Committee and the Board that, as of the date of the opinion, and based upon and subject to certain matters stated in the opinion, the Merger was fair, from a financial point of view, to the Public Stockholders.

     Thereafter, in response to comments received from the Securities and Exchange Commission, the Special Committee and the Board asked Janney Montgomery Scott to prepare two supplemental financial analyses of the Merger. The Special Committee and the Board believed that Janney Montgomery Scott's original fairness opinion should be supplemented by additional financial analyses because the supplemental analyses would provide additional relevant data regarding the fairness of the Merger to the Public Stockholders. In particular, the two supplemental analyses used financial projections prepared as if Kentek were to continue as a public company. See the Status Quo Projections on page [41] of the proxy statement. This enabled the Special Committee, the Board and Janney Montgomery Scott to compare the Merger Consideration offered to the Public Stockholders to the estimated value of Kentek as an ongoing concern. This differed from Janney Montgomery Scott's May 14, 1999 financial analysis which was prepared using financial projections giving effect to the consummation of the Merger. As opposed to the supplemental financial analyses, Janney Montgomery Scott's May 14, 1999 financial analysis allowed the Special Committee, the Board and Janney Montgomery Scott to compare the Merger Consideration to the estimated post-Merger value of Kentek.

     On August 13, 1999, Janney Montgomery Scott presented its first supplemental financial analysis to the Special Committee and the Board and orally confirmed its prior opinion to the Special Committee and the Board that, as of that date, the Merger was fair, from a financial point of view, to the Public Stockholders. See page [44] of this proxy statement for additional details regarding the August 13, 1999 supplemental financial analysis of Janney Montgomery Scott.

     On September 10, 1999, Janney Montgomery Scott presented its second supplemental financial analysis to the Special Committee and the Board and orally confirmed its prior opinion to the Special Committee and the Board that, as of that date, the Merger was fair, from a financial point of view, to the Public Stockholders. See pages [45-46] of this proxy statement for additional details regarding the September 10, 1999 supplemental financial analysis of Janney Montgomery Scott.

     THE FULL TEXT OF JANNEY MONTGOMERY SCOTT'S WRITTEN OPINION, DATED MAY 14, 1999, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROXY STATEMENT AS ANNEX B AND IS INCORPORATED IN THIS PROXY STATEMENT BY REFERENCE. JANNEY MONTGOMERY SCOTT'S OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF KENTEK AND ADDRESSES THE FAIRNESS OF THE TRANSACTIONS TO THE PUBLIC STOCKHOLDERS OF KENTEK FROM A FINANCIAL POINT OF VIEW. JANNEY MONTGOMERY SCOTT'S OPINION DOES NOT ADDRESS THE UNDERLYING DECISION OF KENTEK TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY PUBLIC STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE OR AS TO ANY OTHER ACTION SUCH STOCKHOLDER SHOULD TAKE IN CONNECTION WITH THE MERGER. THE SUMMARY OF THE WRITTEN OPINION

OF JANNEY MONTGOMERY SCOTT SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     In connection with its opinion and the updates of its opinion, Janney Montgomery Scott held discussions with members of management of Kentek regarding Kentek's business, financial condition and prospects. In addition, Janney Montgomery Scott reviewed:

     - certain publicly available business and financial information relating to Kentek that Janney Montgomery Scott deemed relevant;

     - certain information, including financial forecasts, relating to the business and prospects of Kentek;

     - selected financial and stock market data for certain other publicly traded companies that Janney Montgomery Scott deemed relevant;

     - the financial terms of certain other business combinations that Janney Montgomery Scott deemed relevant;

     - the recent trading history of the common stock; and

     - other financial studies and analyses as Janney Montgomery Scott deemed necessary.

     In preparing its opinion and the updates of its opinion, Janney Montgomery Scott assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Janney Montgomery Scott has not assumed any responsibility for independently verifying such information or undertaken any independent evaluation or appraisal of any of the assets or liabilities of Kentek or been furnished with any such evaluation or appraisal. In addition, Janney Montgomery Scott has not assumed any obligation to conduct any physical inspection of the properties or facilities of Kentek. With respect to the financial forecast information furnished to or discussed with it by Kentek, Janney Montgomery Scott has assumed that it was reasonably prepared and reflected the best currently available estimates and judgment of Kentek's management as to the expected future financial performance of Kentek. Janney Montgomery Scott's opinion and updates of its opinion express no view with respect to how the projections were obtained or the assumptions on which they were based. Further, Janney Montgomery Scott has relied upon the assurances of management of Kentek that they are not aware of any facts or circumstances that would make such forecast inaccurate or misleading. Janney Montgomery Scott's opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to it, as of May 14, 1999. Janney Montgomery Scott's updates of its opinion are necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to it, as of August 13, 1999 and September 10, 1999.

     In arriving at its opinion and the updates of its opinion, Janney Montgomery Scott did not ascribe a specific range of values to Kentek, but made its determination as to the fairness, from a financial point of view, of the Merger Consideration to the Public Stockholders on the basis of a variety of financial and comparative analyses, including those described below. The summary of analyses performed by Janney Montgomery Scott as set forth below does not purport to be a complete description of the analyses underlying Janney Montgomery Scott's opinion and the updates of its opinion. The presentation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such opinions are not readily susceptible to partial or summary description. No company or transaction used in analyses as a comparison is identical to Kentek or the Merger, nor is an evaluation of the results of analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions being analyzed. The estimates contained in analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of the business or securities do not purport to be appraisals or to reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In arriving at its opinion and the updates of its opinion, Janney Montgomery Scott made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, Janney Montgomery Scott believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, could create an incomplete view of the processes underlying the analyses, its opinion and the updates of its opinion.

     Projections. Janney Montgomery Scott analyzed Kentek's projections in support of its fairness opinion and the updates to its fairness opinion. The projections were not reviewed by independent auditors and were not prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants. The projections were based on numerous estimates and other assumptions and are inherently subject to significant uncertainties and contingencies. Although Kentek believes that it has a reasonable basis for the projections, there is no assurance that the projections will be achieved and the use thereof by Janney Montgomery Scott should not be regarded as an indication that Kentek or any other person considers the estimates an accurate prediction of future events.

     Merger Projections. In connection with its analysis of the Merger, Janney Montgomery Scott utilized financial projections that gave effect to the Merger (the "Merger Projections"). The following assumptions were made by Kentek in connection with its preparation of the Merger Projections.

     - The Merger Projections assume that all of the cash held by Kentek is paid to the Public Stockholders in connection with the consummation of the Merger.

     - The Merger Projections assume that Kentek is burdened with the $6 million of debt that KE Acquisition and Philip W. Shires propose to borrow from US Bank to consummate the Merger.

     - The ongoing cost of remaining a public company is not included in the operating expenses set forth in the Merger Projections.

     - The Merger Projections assume that the tax rate on pretax income is 44.0%, the estimated tax rate applicable to Kentek after it elects to be treated as an S-corporation subsequent to the consummation of the Merger.

     - The Merger Projections assume that Kentek will no longer pay dividends.

     Kentek and Janney Montgomery Scott believe that the financial analyses based on the Merger Projections provide relevant data regarding the fairness to the Public Stockholders of the Merger because they allowed the Special Committee and the Board to compare the Merger Consideration offered to the Public Stockholders to the estimated, post-Merger value of Kentek's common stock being acquired by KE Acquisition.

     Status Quo Projections. In response to comments received from the Securities and Exchange Commission, the Board and the Special Committee asked Janney Montgomery Scott to prepare two supplemental financial analyses of the Merger. The Board and the Special Committee requested the supplemental analyses because the Board and the Special Committee believed that the supplemental analyses would provide additional relevant data regarding the fairness of the Merger to the Public Stockholders.

     On August 13, 1999 and September 10, 1999, Janney Montgomery Scott presented its supplemental financial analyses to the Special Committee and the Board and orally confirmed its prior opinion to the Special Committee and the Board to the effect that, as of those dates, the Merger was fair, from a financial point of view, to the Public Stockholders.

     In preparing its supplemental financial analyses, Janney Montgomery Scott utilized financial projections that did not give effect to the Merger (the "Status Quo Projections"). The following assumptions were made by Kentek in connection with the preparation of the Status Quo Projections.

     - The Status Quo Projections assume that Kentek retains cash and earns interest income based on a rate of 5%.

     - The Status Quo Projections assume that Kentek does not incur any debt since cash is kept in the business and is not used to finance the Merger.

     - The ongoing cost of remaining a public company is included in the operating expenses set forth in the Status Quo Projections.

     - The Status Quo Projections assume that the tax rate on pretax income is 37.5%, Kentek's estimated historical tax rate as a public company.

     - The Status Quo Projections assume that Kentek will continue to pay $0.02 per share quarterly dividends.

     Kentek and Janney Montgomery Scott believe that the financial analyses based on the Status Quo Projections provide relevant data regarding the fairness to the Public Stockholders of the Merger because they allowed the Special Committee and the Board to compare the Merger Consideration offered to the Public Stockholders to the estimated value of Kentek as an ongoing concern without giving effect to the Merger.

     The Status Quo Projections and the Merger Projections are set forth on pages [46-47] and [48] of this proxy statement, respectively.

ANALYSES PRESENTED BY THE FINANCIAL ADVISOR TO THE BOARD AND THE SPECIAL
COMMITTEE

     The following is a summary of the material analyses performed by Janney Montgomery Scott and presented to the Special Committee and the Board at their May 14, 1999 meetings.

     Historical Stock Price Performance. Janney Montgomery Scott reviewed and analyzed the reported daily closing market prices and trading volume of the common stock for the three year period ended May 13, 1999. The common stock closed at a three year high for that period of $14.25 per share on May 14, 1996, and at a three year low for that period of $4.25 per share on September 13, 1996. For the 90 trading days from December 10, 1998 through April 21, 1999, the day before Kentek announced it had received Mr. Shires' initial proposal, the common stock closed at prices from between $5.50 per share to $7.00 per share. For the 60 days prior to the announcement, the common stock closed at prices from between $6.00 per share to $7.00 per share; for the 30 days prior to the announcement, the common stock closed at prices ranging from between $6.00 per share to $7.00 per share; and for the 10 days prior to the announcement, the common stock closed at prices ranging from $6.375 per share to $7.00 per share. The historical stock performance review was performed to provide background information and to add context to the other analyses performed by Janney Montgomery Scott, as described below. This analysis was not used to determine the overall fairness of the transaction.

     Analysis of Selected Publicly Traded Comparable Companies. Using publicly available information, Janney Montgomery Scott compared the financial performance and stock market valuation for Kentek with respective corresponding data and ratios of certain similar publicly traded companies. Janney Montgomery Scott selected these companies from the universe of possible companies based upon Janney Montgomery Scott's view as to the comparability of financial and operating characteristics of these companies to Kentek. With respect to each analysis, Janney Montgomery Scott made comparisons among the following companies: Axiohm Transaction Solutions, Bull Run Corp., Genicom Corp., Lexmark International Group Inc., Printronix Inc., QMS Inc., Transact Technologies Inc., Tridex Corp. and Zebra Technologies (the "Comparable Companies").

     Among other multiples calculated and reviewed by Janney Montgomery Scott were the Comparable Companies' (i) stock price multiples to historical and estimated net income and (ii) enterprise value (total stock market value adjusted for debt and cash) multiples to latest twelve months ("LTM") revenues, earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA"). All of the trading multiples of the Comparable Companies were based on closing stock prices on May 3, 1999.

     The Comparable Companies were found to have the following trading ranges:

                                  ENTERPRISE VALUE /          EQUITY VALUE /
                               ------------------------   -----------------------
                                 LTM      LTM      LTM     1999 (P)     2000 (P)
                               REVENUE   EBITDA   EBIT    NET INCOME   NET INCOME
                               -------   ------   -----   ----------   ----------
High.........................   2.7x     74.4x    42.7x     28.6x        24.0x
Median.......................   0.9x      6.1x    16.7x     15.2x        13.5x
Low..........................   0.3x      3.5x     7.7x      9.0x         7.7x

     Applying the median values to Kentek's historical and projected financials resulted in an implied valuation range of $4.01 to $7.62 per share.

     Based on the foregoing comparisons, Janney Montgomery Scott noted that the $8.29 per share value of the consideration to be received by the Public Stockholders represented an equity value which, as a multiple of Kentek's historical and estimated future financial results, was within or above the valuation range of the Comparable Companies and that this fact supported a determination that the consideration to be received in the Merger was fair to the Public Stockholders from a financial point of view.

     Analyses of Selected Comparable Transactions. Janney Montgomery Scott also reviewed publicly available information relating to certain merger and acquisition transactions in respect of companies primarily in industries related to Kentek's business ("Comparable Transactions"). With respect to Kentek, Janney Montgomery Scott examined multiples of the value of common equity and indebtedness assumed in each of the transactions to, among other measures, the acquired companies' revenue, EBITDA and EBIT. For each measure, revenue, EBITDA and EBIT consisted of the latest twelve months of available financial information on the respective date of each transaction.

     Janney Montgomery Scott identified and examined nineteen Comparable Transactions which occurred during the past three years. The following chart identifies the transactions that Janney Montgomery Scott deemed most relevant.

TARGET                                                              ACQUIROR
------                                                              --------
Texas Instrument -- Worldwide Printer Division...........  Genicom Corporation
Digital Equipment -- Printing Systems Division...........  Genicom Corporation
DH Technology Inc. ......................................  Axiohm SA
International Imaging Materials..........................  Paxar Corporation
Computer Vision Corporation..............................  Parametric Technology Corp.
Eltron International Inc. ...............................  Zebra Technologies Corp.
Raster Graphics Inc. ....................................  Gretag Imaging Group Inc.

     The transaction values of the Comparable Transactions were found to have the following multiples of the target's revenues, EBITDA and EBIT:

                                                                    DEAL VALUE
                                                              -----------------------
                                                                LTM      LTM     LTM
                                                              REVENUE   EBITDA   EBIT
                                                              -------   ------   ----
High........................................................    2.3x     13.0x   14.9x
Median......................................................    1.2x      9.6x   12.9x
Low.........................................................    0.3x      9.3x    3.3x

     Applying the median values to Kentek's historical financials resulted in an implied valuation range of $5.12 to $10.25 per share.

     Based on the foregoing comparisons, Janney Montgomery Scott noted that the $8.29 per share value of the consideration to be received by the Public Stockholders represented an equity value which, as a multiple of Kentek's historical financial results, was within or above the valuation range of the Comparable

Transactions, and that this fact supported a determination that the consideration to be received in the Merger was fair to the Public Stockholders from a financial point of view.

     Buyout Analysis. Janney Montgomery Scott prepared a buyout analysis of the future unleveraged free cash flows that Kentek's operations could be expected to generate during various periods using Merger Projections provided to Janney Montgomery Scott by Kentek, including management's projections of sales, cost of goods sold, operating expenses, capital expenditures, accounts receivable, inventory, accounts payable and tax rate. This buyout analysis originally appeared under the title "DCF" in Janney Montgomery Scott's May 14, 1999 financial presentation to the Special Committee and the Board and was subsequently re-titled "Buyout Analysis" in Janney Montgomery Scott's September 10, 1999 financial presentation. Janney Montgomery Scott believes that the term "Buyout Analysis" more accurately reflects this valuation methodology because it allows the Special Committee, the Board and Janney Montgomery Scott to compare the Merger Consideration to the estimated post-Merger value of Kentek. See the footnotes on page [48] of this proxy statement for additional information relating to the Merger Projections provided to Janney Montgomery Scott by Kentek.

     In the buyout analysis, unleveraged free cash flows of Kentek were projected over a period ending June 30, 2004. A terminal value was calculated utilizing an exit multiple between 0.0x and 4.0x projected EBITDA in fiscal 2004. The exit multiple range selected by Janney Montgomery Scott was based on then current industry EBITDA multiples, adjusted for company specific considerations. The estimated future unleveraged free cash flows and the terminal value were discounted to present values using a range of discount rates from between 12.5% and 22.5%. The discount rate range selected by Janney Montgomery Scott was based on an estimate of the weighted average cost of capital for small capitalization stocks, adjusted for company specific considerations. After subtracting the present value of payments due debtholders, Janney Montgomery Scott arrived at a range of estimated per share values for the common stock of between $7.57 and $8.42. Based on a midpoint exit multiple of 2.0x EBITDA in the fiscal year 2004, and a midpoint discount rate of 17.5%, this analysis produced a midpoint per share value for the common stock of $7.93.

     Based on the foregoing analysis, Janney Montgomery Scott noted that the $8.29 per share value of the consideration to be received by the Public Stockholders represented an equity value which was within the valuation range of the buyout analysis, and that this fact supported a determination that the consideration to be received in the Merger was fair to the Public Stockholders from a financial point of view.

     Liquidation Analysis. Janney Montgomery Scott conducted an analysis to estimate the net amount of cash which would be realized in an orderly liquidation of certain of Kentek's assets and satisfaction of certain of its liabilities, excluding costs related to dissolving Kentek as a corporate entity. In performing its analysis, Janney Montgomery Scott relied on Kentek management's estimates of the net amount which would be realized from the disposal of certain of Kentek's assets and the satisfaction of certain of its liabilities. The liquidation analysis resulted in an equity value range of Kentek from $5.00 per share to $8.25 per share.

     Based on the foregoing orderly liquidation analysis, Janney Montgomery Scott noted that the $8.29 per share value of the consideration to be received by the Public Stockholders represented an equity value which was above the valuation range of the orderly liquidation analysis, and that this fact supported a determination that the consideration to be received in the Merger was fair to the Public Stockholders from a financial point of view.

     The first supplemental financial analysis prepared by Janney Montgomery Scott and presented to the Special Committee and the Board on August 13, 1999 was based on financial projections prepared as if Kentek were to continue as a public company. See the Status Quo Projections on pages [47-48]. This enabled the Special Committee, the Board and Janney Montgomery Scott to compare the Merger Consideration offered to the Public Stockholders to the estimated value of Kentek as an ongoing concern. The first supplemental financial analysis introduced three new valuation data points which are summarized below.

     Supplemental Analysis of Selected Publicly Traded Comparable Companies. In connection with its August 13, 1999 supplemental analysis of Comparable Companies, Janney Montgomery Scott utilized the methodology described on page [42] of this proxy statement. Under the Status Quo Projections, the projected net income figures for Kentek in 1999 and 2000 were significantly higher than the projected net income figures for Kentek under the Merger Projections. This difference resulted primarily from the fact that the Status Quo Projections include the interest income that Kentek would earn on the significant cash balances that it would continue to hold if the Merger was not consummated. This resulted in a higher implied valuation range of $4.01 to $10.85 per share, as compared to the implied valuation range of $4.01 to $7.62 per share that resulted from Janney Montgomery Scott's May 14, 1999 analysis of Comparable Companies using the Merger Projections.

     Based on the foregoing analysis, Janney Montgomery Scott noted that the $8.29 per share value of the consideration to be received by the Public Stockholders represented an equity value which, as a multiple of Kentek's historical and estimated future financial results, was within or above the valuation range of the Comparable Companies and that this fact supported a determination that the consideration to be received in the Merger was fair to the Public Stockholders from a financial point of view.

     Discounted Cash Flow Analysis. Janney Montgomery Scott prepared a discounted cash flow analysis of the future unleveraged free cash flows that Kentek's operations could be expected to generate during various periods using the Status Quo Projections provided to Janney Montgomery Scott by Kentek, including management's projections of sales, cost of goods sold, operating expenses, capital expenditures, accounts receivable, inventory, accounts payable and tax rate. Janney Montgomery Scott utilized the Status Quo Projections to compare the Merger Consideration to the estimated value of Kentek as an ongoing concern. In preparing the discounted cash flow analysis, Janney Montgomery Scott assumed that Kentek retains all of its cash throughout the forecast period. This enabled the Special Committee, the Board and Janney Montgomery Scott to compare the Merger Consideration to the estimated value of Kentek as an ongoing concern, while also assigning a value to the estimated cash accumulated by the end of the forecast period. See page [41] of this proxy statement for additional information relating to the Status Quo Projections provided to Janney Montgomery Scott by Kentek.

     In connection with Janney Montgomery Scott's discounted cash flow analysis, unleveraged free cash flows of Kentek were projected over a period ending June 30, 2004. A terminal value was calculated utilizing an exit multiple between 0.0x and 4.0x projected EBITDA in fiscal 2004. The exit multiple range selected by Janney Montgomery Scott was based on then current industry EBITDA multiples, adjusted for company specific considerations. The estimated future unleveraged free cash flows and the terminal value were discounted to present values using a range of discount rates from between 12.5% and 22.5%. The discount rate range selected by Janney Montgomery Scott was based on an estimate of the weighted average cost of capital for small capitalization stocks, adjusted for company specific considerations. After adding the present value of cash accumulated by the end of the forecasted period, Janney Montgomery Scott arrived at a range of estimated per share values for the common stock of between $5.79 and $8.53. Based on a midpoint exit multiple of 2.0x EBITDA in the fiscal year 2004, and a midpoint discount rate of 17.5%, this analysis produced a midpoint per share value for the common stock of $6.99.

     Based on the foregoing analysis, Janney Montgomery Scott noted that the $8.29 per share value of the consideration to be received by the Public Stockholders represented an equity value which was above the valuation range of the Discounted Cash Flow Analysis, and that this fact supported a determination that the consideration to be received in the Merger was fair to the Public Stockholders from a financial point of view.

     The second supplemental analysis prepared by Janney Montgomery Scott and presented to the Special Committee and the Board on September 10, 1999 was based on financial projections prepared as if Kentek were to continue as a public company. See the Status Quo Projections on pages [47-48]. This enabled the Special Committee, the Board and Janney Montgomery Scott to compare the Merger Consideration to the estimated value of Kentek as an ongoing concern. This analysis introduced one new valuation data point which is summarized below.

     Modified Discounted Cash Flow Analysis. Janney Montgomery Scott prepared a discounted cash flow analysis of the future unleveraged free cash flows that Kentek's operations could be expected to generate during various periods using the Status Quo Projections provided to Janney Montgomery Scott by Kentek, including management's projections of sales, cost of goods sold, operating expenses, capital expenditures, accounts receivable, inventory, accounts payable and tax rate. Janney Montgomery Scott utilized the Status Quo Projections to compare the Merger Consideration to the estimated value of Kentek as an ongoing concern. In preparing its modified discounted cash flow analysis, Janney Montgomery Scott assumed that Kentek's adjusted cash balance as of June 30, 1999 was paid out as a special dividend to the Public Stockholders. This enabled the Special Committee, the Board and Janney Montgomery Scott to compare the Merger Consideration to the value that could be realized through an immediate special dividend plus the estimated value of Kentek as an ongoing concern. See page [41] of this proxy statement for additional information relating to the Status Quo Projections provided to Janney Montgomery Scott by Kentek.

     In connection with Janney Montgomery Scott's discounted cash flow analysis, unleveraged free cash flows of Kentek were projected over a period ending June 30, 2004. A terminal value was calculated utilizing an exit multiple between 0.0x and 4.0x projected EBITDA in fiscal 2004. The exit multiple range selected by Janney Montgomery Scott was based on then current industry EBITDA multiples, adjusted for company specific considerations. The estimated future unleveraged free cash flows and the terminal value were discounted to present values using a range of discount rates from between 12.5% and 22.5%. The discount rate range selected by Janney Montgomery Scott was based on an estimate of the weighted average cost of capital for small capitalization stocks, adjusted for company specific considerations. After adding the June 30, 1999 adjusted cash equivalent value of each share of Kentek's common stock, Janney Montgomery Scott arrived at a range of estimated per share values for the common stock of between $9.03 and $9.63. Based on a midpoint exit multiple of 2.0x EBITDA in the fiscal year 2004, and a midpoint discount rate of 17.5%, this analysis produced a midpoint per share value for the common stock of $9.29.

     Based on the foregoing analysis, Janney Montgomery Scott noted that the $8.29 per share value of the consideration to be received by the Public Stockholders represented an equity value which was below the valuation range of the Modified Discounted Cash Flow Analysis, and that this fact did not support a determination that the consideration to be received in the Merger was fair to the Public Stockholders from a financial point of view. Notwithstanding the fact that the modified discounted cash flow analysis did not support a determination that the Merger was fair to the Public Stockholders, Janney Montgomery Scott orally confirmed its prior fairness opinion to the Special Committee and the Board. Janney Montgomery Scott based the update of its fairness opinion on the following factors.

     - Janney Montgomery Scott's modified discounted cash flow analysis provided only one of several valuation data points considered by Janney Montgomery Scott in relation to its determination regarding the fairness of the Merger to the Public Stockholders from a financial point of view.

     - Most of the valuation data points considered by Janney Montgomery Scott in relation to its review of the fairness of the Merger indicated that values less than $8.29 per share were fair to the Public Stockholders.

     - The background and industry factors considered by Janney Montgomery Scott in connection with the preparation of its May 14, 1999 fairness opinion and the August 13, 1999 update of its fairness opinion. See page [39] of this Proxy Statement.

CERTAIN PROJECTIONS

     Kentek does not as a matter of course make public projections as to future sales, earnings, or other results. However, in April 1999, the management of Kentek prepared the prospective financial information set forth below for Janney Montgomery Scott in connection with its analysis of KE Acquisition's and Mr. Shires' proposal and the financial evaluation of Kentek at that time. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Kentek's management, was prepared on a reasonable basis, reflected the best available estimates and judgments and presented, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of Kentek. However, this information is not fact and should not be relied upon as necessarily indicative of future results, and readers of this proxy statement are cautioned not to place undue reliance on the prospective financial information.

     Neither Kentek's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained in this proxy statement, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                             STATUS QUO PROJECTIONS

     The Status Quo Projections prepared by Kentek and used in Janney Montgomery Scott's supplemental financial analyses are set forth below. The Status Quo Projections reflect the best available estimates and judgements of Kentek's management regarding the future financial performance of Kentek assuming that the Merger is not consummated and Kentek continues as a public company.

     See pages [40-41] of this proxy statement for additional details regarding the Status Quo Projections and the differences between the Status Quo Projections and the Merger Projections.

                                                         FISCAL YEAR ENDED JUNE 30,
                                               -----------------------------------------------
                                                2000      2001      2002      2003      2004
                                               -------   -------   -------   -------   -------
                                                           (dollars in thousands)
REVENUES:
Printers -- IBM (a)..........................  $    --   $    --   $    --   $    --   $    --
Printers -- OEM (b)..........................    3,400     1,600        --        --        --
Supplies -- Lexmark (c)......................    4,500     2,000     1,000       500       500
Supplies -- OEM (d)..........................   12,494    10,000     8,000     5,000     2,000
Supplies -- OEM New (e)......................    1,006     2,515     3,018     3,018     3,018
Parts -- IBM (f).............................      750       350       250       100       100
Parts -- OEM (g).............................    1,501     1,000     1,000       500       500
Other (h)....................................       48        30        15        10         5
Total Revenue................................  $23,699   $17,495   $13,283   $ 9,128   $ 6,123
INCOME STATEMENT DATA:
Total Revenue................................  $23,699   $17,495   $13,283   $ 9,128   $ 6,123
Cost of Sales (i)............................   12,323     9,097     6,907     4,746     3,184
Operating Expenses (j).......................    7,306     5,485     4,515     3,295     2,265
Operating Income (EBIT)......................    3,505     2,612     1,561       786       474
BALANCE SHEET DATA:
Accounts Receivable, Net (k).................  $ 2,922   $ 2,157   $ 1,638   $ 1,125   $   755
Inventory, Net (l)...........................    4,220     3,115     2,365     1,625     1,090
Total Assets.................................   50,547    52,915    55,013    56,721    58,370
Accounts Payable (m).........................    1,215       897       681       468       314
Total Liabilities............................    3,583     2,940     2,574     2,201     1,882
Total Stockholders' Equity...................   46,964    49,974    52,439    54,520    56,488
CASH FLOW STATEMENT:
Cash -- End of Period........................  $39,731   $44,098   $47,660   $50,845   $53,499
OTHER RELEVANT DATA:
Capital Expenditures (n).....................  $   361   $   260   $   200   $   200   $   200
Tax Rate (o).................................     37.5%     37.5%     37.5%     37.5%     37.5%
Interest Rate on Cash........................      5.0%      5.0%      5.0%      5.0%      5.0%

---------------

(a)  Kentek has not sold printers to IBM since fiscal year 1996.

(b) Kentek estimates that it is not likely to sell more than 600 printer units prior to June 30, 2001. See page [17] for more information regarding Kentek's projected sales of printers.

(c) Supplies provided by Kentek to Lexmark support IBM's installed base of Kentek printers. Kentek's projections are based on information provided by IBM to Kentek regarding the number of Kentek printers subject to service contracts that are contained in IBM's installed base. Kentek's projections are also based on twelve month rolling forecasts of supplies sales provided to Kentek by Lexmark. In addition, Kentek's projections are based on historical Lexmark supplies sales of $20.5 million in 1994, $22.2 million in 1995, $23.7 million in 1996, $19.4 million in 1997, $12.7 million in
     1998 and approximately $8.3 million in 1999.

(d) Based on historical sales of $16.3 million in 1994, $16.2 million in 1995, $20.8 million in 1996, $20.2 million in 1997, $18.7 million in 1998 and approximately $17.4 million in 1999. Kentek does not have accurate data available as to how many printers remain in its non-IBM installed base; therefore, they are unable to project these revenues utilizing unit data.

(e) Assumes that each new printer sold after fiscal year 1999 will produce $5,029 in annual supplies revenues, after adjusting for potential cloning of 15%. Assumes the revenues will continue over the seven year life of the printers, with Kentek only realizing 50% of these revenues in years one and seven and 100% of these revenues in years two through six. "Cloning" refers to sales by Kentek's competitors of manufactured and remanufactured consumable supplies for Kentek printers.

(f) Kentek assumes that IBM is close to announcing end-of-life on Kentek printers, as evidenced by significant decreases in parts sales to IBM in recent years. Kentek assumes that minimal, declining sales of certain replacement parts will occur over the next five years as independent resellers form some sort of sales channel for these parts

(g) Based on Kentek's estimate as to the amount of parts that will be sold in conjunction with the sale of 600 additional printers.

(h) Primarily reflects Kentek's sales of printer components to its Japanese subsidiary for assembly of printers. Based on historical sales and Kentek's forecast of future printer sales. See footnote (b) above.

(i) Assumes that gross margins stay constant at 48%, the average of Kentek's gross margins for fiscal year 1998 (50%) and 1997 (46%).

(j) Assumes that operating expenses will decline at a rate consistent with the winding down of the printer business. Includes costs of being a public company which are assumed to be $415 per year throughout the forecast period.

(k)  Assumes 45-day turnover consistent with current operating results.

(l)  Assumes 125-day turnover, based on 126-day turnover for fiscal year 1998.

(m)  Assumes 36-day turnover consistent with current results.

(n) Based on management's projections. Assumes that capital expenditures will initially decline in conjunction with the winding down of the printer business.

(o)  Assumes estimated historical rate of 37.5%.

                               MERGER PROJECTIONS

     The Merger Projections prepared by Kentek and used by Janney Montgomery Scott in connection with its original financial analysis are set forth below. The Merger Projections reflect the best available estimates and judgements of Kentek's management regarding the future financial performance of Kentek giving effect to the Merger.

     See pages [40-41] of this proxy statement for additional details regarding the Merger Projections and the differences between the Merger Projections and the Status Quo Projections.

                                                         FISCAL YEAR ENDED JUNE 30,
                                               -----------------------------------------------
                                                2000      2001      2002      2003      2004
                                               -------   -------   -------   -------   -------
                                                           (dollars in thousands)
INCOME STATEMENT DATA:
Total Revenue(a).............................  $23,699   $17,495   $13,283   $ 9,128   $ 6,123
Cost of Sales(b).............................   12,323     9,097     6,907     4,746     3,184
Operating Expenses(c)........................    6,891     5,070     4,100     2,880     1,850
Operating Income (EBIT)......................    3,920     3,027     1,976     1,201       889
BALANCE SHEET DATA:
Accounts Receivable, Net(d)..................  $ 2,922   $ 2,157   $ 1,638   $ 1,125   $   755
Inventory, Net(e)............................    4,220     3,115     2,365     1,625     1,090
Total Assets(f)..............................   15,696    14,536    15,164    15,073    14,607
Accounts Payable(g)..........................    1,215       897       681       468       314
Total Liabilities(h).........................    7,683     4,940     4,574     3,914     3,031
Total Stockholders' Equity(i)................    8,012     9,596    10,590    11,159    11,576
CASH FLOW STATEMENT:
Cash -- End of Period........................  $ 4,880   $ 5,720   $ 7,811   $ 9,197   $ 9,737
OTHER RELEVANT DATA:
Capital Expenditures(j)......................  $   361   $   260   $   200   $   200   $   200
Tax Rate(k)..................................     44.0%     44.0%     44.0%     44.0%     44.0%

---------------

(a)  See Revenues line items and footnotes (a) - (h) of Status Quo Projections.

(b) Assumes that gross margin stays constant at 48%, the average of Kentek's gross margins for fiscal years 1998 (50%) and 1997 (46%).

(c) Assumes that operating expenses will decline at a rate consistent with the winding down of the printer business. The costs of being a public company, approximately $415 per year, are not included.

(d)  Assumes 45-day turnover consistent with current results.

(e)  Assumes 125-day turnover, based on 126-day turnover for fiscal year 1998.

(f) Represents the total assets of Kentek subsequent to the payment of the merger consideration in connection with the proposed merger transaction.

(g)  Assumes 36-day turnover consistent with current results.

(h) Assumes that Kentek borrows $6.0 million subsequent to the consummation of the proposed merger to fund Kentek's operations on a going-forward basis.

(i) Represents the total stockholders' equity subsequent to the payment of the merger consideration in connection with the proposed merger transaction.

(j) Based on management's projections. Assumes that capital expenditures will initially decline in conjunction with the winding down of the printer business.

(k) Assumes tax rate applicable after Kentek elects to be treated as an S-Corporation.

CERTAIN TRANSACTIONS

     Kentek entered into an Employment Agreement with Mr. Shires on April 1, 1989 (the "Employment Agreement"). The Employment Agreement, which pursuant to its terms has been amended by the Board, provided in fiscal 1998 for an annual salary of $252,000, an annual bonus equal to 1.5% of Kentek's pre tax profit for each fiscal year and a leased or purchased automobile or an automobile allowance of $800 per month. The Employment Agreement can be terminated by Kentek by written notice at any time, and in such event, Mr. Shires is entitled to a monthly severance payment equal to his then current monthly salary, exclusive of any incentive compensation or bonus, for a period of six months after termination. Mr. Shires is obligated not to solicit any employees to leave employment of Kentek for a period of three years after termination of his employment.

     From July 1, 1997 through the date of this proxy statement, Kentek paid The Arca Group, Inc. approximately $179,000 for consulting services provided by Dr. Morgan, Chairman of the Board. Dr. Morgan is President of The Arca Group, Inc. Kentek does not anticipate that it will engage The Arca Group subsequent to the consummation of the Merger.

     Cooley Godward LLP, counsel to the Special Committee in connection with the Merger, has represented Kentek in various legal matters since 1994.

PLANS FOR KENTEK AFTER THE MERGER; CONDUCT OF THE BUSINESS OF KENTEK IF THE MERGER IS NOT CONSUMMATED

     Kentek's total revenues, printer sales, and consumable supplies and spare parts sales are decreasing rapidly due to increased competition in the mid-range printer industry and the introduction, by competitors, of new products. As of the date of this proxy statement, Kentek believes that substantially all of its customers resell the new Xerox 40 ppm printer or intend to begin reselling the new Xerox 40 ppm printer in the near future.

     As of the date of this proxy statement, the Schedule 13E-3 Filing Parties believe that continued declines in Kentek printer sales may make the manufacture of Kentek printers economically impractical in the near future. However, the
Schedule 13E-3 Filing Parties currently intend to manufacture printers as long as Kentek's customers order printers in economically viable quantities, which the Schedule 13E-3 Filing Parties currently estimate to be approximately 600 printers per year. If, as expected, Kentek terminates the manufacturing of new printers, such an event would represent a significant departure from Kentek's historical operations.

     The Schedule 13E-3 Filing Parties believe that Kentek's competitors, including Xerox, will continue to release new lower cost printers with enhanced features and that Kentek's customers will continue to replace Kentek printers with such lower cost printers. As a result, the Schedule 13E-3 Filing Parties anticipate that Kentek will continue to suffer progressively greater declines in new printer sales. Based on the foregoing and based on Kentek's historical printer unit sales numbers set forth on page [5] of this proxy statement, the
Schedule 13E-3 Filing Parties estimate that Kentek will not continue to manufacture and sell printers beyond the next twelve months. In addition, the
Schedule 13E-3 Filing Parties anticipate that Kentek's sales of consumable supplies and spare parts sales will continue to decline over the course of the next several years as Kentek's installed base of printers exit their useful life cycle and as Kentek printer sales continue to decline.

     The Schedule 13E-3 Filing Parties intend to manage Kentek's business in response to the increased competition in the mid-range printer industry and the introduction, by Kentek's competitors, of new products. In particular, the
Schedule 13E-3 Filing Parties intend to:

     - manage an orderly liquidation of Kentek's business operations and assets over the next four to five years;

     - reduce expenses ahead of declining revenues in order to maintain operating profitability;

     - manufacture and sell existing models of printers as long as Kentek's customers continue to order printers in economically viable quantities, which the Schedule 13E-3 Filing Parties currently estimate to be approximately 600 printers per year. The Schedule 13E-3 Filing Parties currently estimate that this level may be reached in the next twelve months; and

     - manufacture and sell consumable supplies and spare parts for existing Kentek printers as long as Kentek's customers continue to order consumable supplies and spare parts in economically viable quantities, which the Schedule 13E-3 Filing Parties currently estimate to be approximately $2.5 million in consumable supplies and spare parts orders per year. The Schedule 13E-3 Filing Parties currently estimate that this level may be reached in approximately four or five years.

     The Schedule 13E-3 Filing Parties anticipate that the revenues generated by Kentek following the Merger will be sufficient to:

     - repay Kentek's creditors; and

     - enable Kentek to service and support its existing customer contractual obligations, which typically extend five years from the end of the contract term or five years after the date that the last printer is shipped.

     The Schedule 13E-3 Filing Parties do not intend to introduce or develop new products, although they may pursue extensions of existing product lines if those are feasible.

     Other than as discussed above, Kentek has no current plans or proposals relating to any extraordinary corporate transactions, such as a merger, reorganization or liquidation involving Kentek or any of its subsidiaries, any sale or transfer of a material amount of the assets of Kentek or any of its subsidiaries or any other material change in Kentek's corporate structure or business. Kentek, however, will continue to be open to reviewing and exploring any opportunities to maximize stockholder value and will evaluate any transactions involving its business as they arise. The Schedule 13E-3 Filing Parties have no plans, other than pursuant to the Merger Agreement, to acquire the shares held by the Public Stockholders.

                           PRICE OF THE COMMON STOCK

     Kentek's common stock began trading publicly on the Nasdaq National Market under the ticker symbol KNTK on April 17, 1996. Prior to that date, there was no public market for the common stock. The initial offering price per share was $8.00. As of September 10, 1999, 4,604,152 shares were outstanding and Kentek had approximately 250 holders of record of the common stock, which figure does not include those stockholders whose certificates are held by nominees. The table below sets forth the per share quarterly high and low closing prices of the common stock since Kentek's initial public offering on April 17, 1996 as reported on the Nasdaq National Market.

                                                               HIGH     LOW
                                                              ------   -----
FISCAL YEAR ENDED JUNE 30, 1996
  Fourth Quarter............................................  $15.50   $8.00
FISCAL YEAR ENDED JUNE 30, 1997
  First Quarter.............................................  $10.75   $4.25
  Second Quarter............................................    6.50    4.38
  Third Quarter.............................................    7.38    5.63
  Fourth Quarter............................................    8.25    6.19
FISCAL YEAR ENDED JUNE 30, 1998
  First Quarter.............................................  $10.38   $6.75
  Second Quarter............................................    9.38    6.25
  Third Quarter.............................................    8.88    6.75
  Fourth Quarter............................................    9.38    7.88
FISCAL YEAR ENDED JUNE 30, 1999
  First Quarter.............................................  $ 8.66   $6.00
  Second Quarter............................................    6.63    5.38
  Third Quarter.............................................    6.75    5.88
  Fourth Quarter............................................    7.88    6.31
FISCAL YEAR ENDED JUNE 30, 2000
  First Quarter(1)..........................................  $8.063   $7.75

---------------

(1) Through September 24, 1999

     On April 21, 1999, the last trading day before the public announcement that Mr. Shires had proposed to acquire the shares held by the Public Stockholders for $7.50 per share, the closing bid price of the common stock was $6.9375 per share.

     On May 13, 1999, the last trading day before public announcement of the execution of the Merger Agreement, the high and low sale prices and the closing price of the common stock were $7.625 per share.

     On September 27, 1999, the closing price of the common stock as reported
was $[     ] per share.

     On September 27, 1999, there were approximately [250] holders of common stock.

     Stockholders should obtain current market price quotations for the common stock in connection with voting their shares.

     A cash dividend of $.02 per share for the third quarter was declared May 10, 1999. A quarterly cash dividend of $.02 per share has been paid for each quarter during the last two years. Pursuant to the Merger Agreement, no further dividends will be paid. Kentek anticipates that it would likely continue to pay a quarterly cash dividend of $0.02 per share in the event that the Merger is terminated.

     Upon consummation of the Merger, the shares will cease to be traded on the Nasdaq National Market.

                                   THE MERGER

OVERVIEW

     For a description of the principal terms of the Merger and the Merger Agreement, including the consideration to be received by the Public Stockholders, see "Certain Provisions of the Merger Agreement."

MERGER CONSIDERATION

     The Merger Agreement provides that each share outstanding will be converted into the right to receive cash in an amount equal to $8.29 per share, without interest. All shares that are owned by Kentek as treasury stock will be canceled and no payment will be made for the shares. All shares owned by KE Acquisition shall be canceled and no payment will be made for the shares. If the appraisal rights of any shares are perfected, then those shares will be treated as described under "Appraisal Rights."

     The Merger Consideration will be paid promptly after the Merger and after Kentek receives stock certificates and appropriate documentation from you. After the Merger you will be given instructions explaining how to send stock certificates and other required documents to the exchange agent.

     The aggregate Merger Consideration, including amounts necessary to cash out director and employee stock options, is estimated to be approximately $39 million.

     The price of $8.29 per share is a 32.6% premium over the average closing price for the shares on the Nasdaq National Market for the six month trading period ended April 21, 1999, the date before Kentek announced it had received Mr. Shires' initial proposal. In addition, the price is a 19.5% premium over the closing price for the shares on April 21, 1999, and a 8.7% premium over closing price for the shares on May 13, 1999, the date before Kentek announced the execution of the Merger Agreement.

     Based on the unaudited financial statements of Kentek as of March 31, 1999, the net book value of Kentek approximated $44,391,000, or $9.66 per share, and net earnings of Kentek for the nine months ended March 31, 1999 approximated $3,389,000. As of March 31, 1999, $7.47 of the net book value per share was attributable to cash and securities held by Kentek. Kentek has not yet closed its books for the quarter and fiscal year ended June 30, 1999. However, Kentek estimates that, as of June 30, 1999, the value of Kentek's cash and securities approximated $37,067,509, or $8.05 per share. Payment for certain obligations is imminent. Accordingly, approximately $2,974,800 of Kentek's cash balance will be used in a very short period of time to satisfy certain liabilities and commitments, including:

     - $1,364,000 for estimated income taxes currently payable;

     - $600,000 for operating and purchase commitments of Kentek's Japanese subsidiary;

     - $661,000 for costs associated with the Merger; and

     - $349,800 for year-end bonuses paid to employees.

     After adjusting Kentek's June 30, 1999 cash and securities balances for these obligations and commitments, the value of the cash and securities held by Kentek would have approximated $34,092,709, or $7.51 per share. This adjusted value represents a $248,291 decrease in the amount of cash and securities held by Kentek as of March 31, 1999. Given that KE Acquisition and Mr. Shires intend to finance a substantial portion of the Merger Consideration from cash and securities held by Kentek, as of June 30, 1999 (as adjusted), approximately $7.51 per share of the Merger Consideration will be financed with the cash and securities held by Kentek and approximately $0.78 of the Merger Consideration will be financed by KE Acquisition and Mr. Shires.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain federal income tax consequences of the Merger to holders of common stock. The discussion is for general information only and does not purport to consider all aspects of federal income taxation that might be relevant to holders of common stock. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. The discussion applies only to stockholders who hold shares as capital assets within the meaning of Section 1221 of the Code, and may not apply to common stock received pursuant to compensation arrangements, common stock held as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment, or to certain types of stockholders, such as financial institutions, insurance companies, tax-exempt organizations and broker-dealers, who may be subject to special rules. This discussion does not address the federal income tax consequences to a stockholder who, for federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust (as defined in the Code), nor does it consider the effect of any foreign, state, local or other tax laws.

     BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF COMMON STOCK SHOULD CONSULT HIS OWN TAX ADVISOR TO DETERMINE THE TAX EFFECTS TO SUCH STOCKHOLDER OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

     The receipt of cash for shares pursuant to the Merger will be a taxable transaction for federal income tax purposes, and may also be a taxable transaction under applicable foreign, state, local or other tax laws. In general, for federal income tax purposes, a stockholder will recognize capital gain or loss equal to the difference between the stockholder's adjusted tax basis in his common stock and the amount of cash received therefor. Gain or loss must be determined separately for shares acquired at the same cost in a single transaction.

     Capital gain in excess of capital loss recognized by an individual investor upon a disposition of common stock that has been held for more than 12 months will generally be subject to a maximum tax rate of 20% or, in the case of common stock that has been held for 12 months or less, will be subject to tax at ordinary income tax rates. There are also limitations on a stockholder's deductibility of capital losses.

     Payments in connection with the Merger may be subject to "backup withholding" at a rate of 31%. Backup withholding does not apply if a stockholder is a corporation or comes within certain exempt categories and, when required, demonstrates this fact. Backup withholding also does not apply if the stockholder provides a correct taxpayer identification number or social security number to the Transfer Agent identified below, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the stockholder's federal income tax liability, provided that the required information is furnished to the IRS. Each stockholder should consult with his own tax advisor as to his qualification or exemption from backup withholding and the procedure for obtaining an exemption. Stockholders may prevent backup withholding by completing a Substitute Form W-9 provided by the Transfer Agent and submitting it to the Transfer Agent.

ACCOUNTING TREATMENT

     KE Acquisition will account for the Merger as "purchase" in accordance with generally accepted accounting principles. Therefore, the aggregate consideration paid by KE Acquisition in connection with the Merger will be allocated to Kentek's assets and liabilities based upon their fair values, with any excess being treated as goodwill.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Stockholders should be aware that, as a result of his relationships with Kentek and KE Acquisition, Philip W. Shires, Kentek's Chief Executive Officer and President and a director, has interests that are different from, or in addition to, the interests of holders of shares generally. These interests have presented Mr. Shires with direct conflicts of interest in connection with the Merger. The Special Committee and the Board were and are aware of the interests and conflicts described below and elsewhere in this proxy statement and considered them in addition to the other matters described under "Background of the Merger-Recommendation of the Special Committee and the Board of Directors" and "-- Reasons of Kentek for the Merger; Fairness of Merger." For information on the role of the Special Committee, see also "Background of the Merger."

     The members of the Special Committee were compensated as follows: the chairman was paid $30,000 and the other two members of the Special Committee were paid $25,000 for serving as members of the Special Committee.

     Pursuant to the Merger Agreement, Kentek has agreed for two years after the Merger to indemnify all present directors and officers of Kentek and, subject to certain limitations, use its best efforts to maintain for two years a directors' and officers' insurance and indemnification policy and a fiduciary liability policy on terms with respect to coverage and amount not less favorable in any material respect, than any policies in effect on May 14, 1999. See "Certain Provisions of the Merger Agreement -- Covenants."

     As of September 10, 1999, the executive officers and directors of Kentek beneficially owned an aggregate of 1,586,600 shares of which 1,157,130 are entitled to vote at the special meeting. Based on the merger consideration of $8.29 per share, the aggregate consideration which would be received in the Merger by the executive officers and directors of Kentek in respect of the shares would be $9,592,607. See "Security Ownership of Certain Beneficial Owners and Management."

     The members of the Special Committee will not serve as directors of KE Acquisition subsequent to the MERGER. All unvested stock options held by Dr. Howard L. Morgan, the Chairman of Kentek, will vest upon the consummation of the Merger. Except as set forth in the preceding sentence, none of the officers or directors of Kentek will receive a compensation package or severance payments as a result of the Merger.

MERGER FINANCING

     The total amount of cash required to consummate the transactions contemplated by the Merger Agreement is estimated to be approximately $39 million. This includes approximately $37.7 million to be paid to Kentek stockholders, approximately $410,000 to be paid to Kentek option holders, and approximately $735,000 for fees and expenses, including fees of Janney Montgomery Scott, legal and accounting fees, printing and mailing costs, and other expenses. KE Acquisition and Philip W. Shires expect to obtain all of the Merger Financing from cash and securities held by Kentek and from borrowings under a senior secured loan facility to be entered into with US Bank pursuant to the Commitment Letter.

     Subject to the terms and conditions of the Commitment Letter, US Bank has agreed to provide up to $6 million of debt financing for purposes of financing the Merger, paying related fees and expenses, and providing working capital for Kentek. The Commitment Letter is subject to customary conditions, including the negotiation, execution and delivery of definitive documentation with respect to the commitment. The Commitment Letter was extended by US Bank on August 18, 1999 and will expire on October 31, 1999.

     The Commitment Letter provides that:

     - Kentek may borrow up to $4 million in the form of a term loan;

     - the outstanding principal amount of the term loan together with accrued interest will be payable in 24 equal monthly installments;

     - Kentek will pay a $10,000 commitment fee to US Bank with respect to the term loan;

     - Kentek may borrow up to $2 million against a revolving line of credit;

     - the outstanding principal amount of the revolving line of credit will be due no later than November 30, 2000;

     - all accrued amounts of interest relating to amounts outstanding under the revolving line of credit will be payable in full on a monthly basis;

     - Kentek will pay a commitment fee of 0.25% per quarter to US Bank on the unused portion of the revolving line of credit;

     - the term and revolving loans will be secured by a first priority perfected security interest in Kentek's accounts, inventory and general intangibles;

     - Philip W. Shires will personally guarantee the full amount of the outstanding term and revolving loans, and Donald W. Shires and Renee Bond will personally guarantee a portion of the term and revolving loans which has yet to be determined;

     - the term and revolving loans will bear interest at US Bank's floating reference rate on a 360-day year basis;

     - Kentek will be subject to certain covenants governing its future operations, including restrictions on other indebtedness and liens, investments, sale of assets, mergers, guarantees, distributions, and changes of control of ownership or management;

     - Kentek will be subject to certain financial tests, including ratios of earnings to expenses and net worth to debt and a requirement that Kentek be profitable.

     KE Acquisition and Philip W. Shires anticipate that the financing will be repaid from amounts generated from Kentek's operations.

                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

     This section of the proxy statement describes some aspects of the proposed Merger, including some of the provisions of the Merger Agreement. This description of the Merger Agreement is not complete and is qualified by reference to the Merger Agreement, a copy of which is attached to this proxy statement as Annex A and which is incorporated by reference. You are urged to read the entire Merger Agreement carefully.

STRUCTURE; TIMING

     The Merger Agreement provides for the merger of KE Acquisition into Kentek. Kentek will survive the Merger and continue to exist after the Merger. The Merger will become effective at the time a certificate of merger is filed with the Secretary of State of the State of Delaware, or a later time if agreed in writing by the parties and specified in the certificate of merger. The Merger is expected to occur as soon as practicable after all conditions to the Merger have been satisfied or waived.

EMPLOYEE AND DIRECTOR STOCK OPTIONS

     Immediately prior to the merger, each director or employee of Kentek holding options to acquire Kentek shares will receive cash equal to the excess, if any, of $8.29 over the per share exercise price of each option, to the extent the option is then vested and exercisable. With the exception of an option for 30,000 shares held by Dr. Howard L. Morgan, the Chairman of Kentek, the exercisability of Kentek options will not be accelerated as a result of the Merger. Any options that are not terminated immediately prior to the Merger will continue to be outstanding, but, after the Merger, those options, to the extent they vest, will become the right to receive $8.29 in cash upon payment of the exercise price.

     At Kentek's August 26, 1998 Board meeting, Kentek's Board unanimously approved the grant of 30,000 options to acquire common stock to Dr. Morgan. The exercise price of the options granted to Dr. Morgan is $6.81 per share, which equals the closing price of Kentek common stock on the date of issuance. At that time, the Board determined that the options would be exercisable by Dr. Morgan upon the earlier of the following dates:

     - the first date subsequent to the grant of the options on which Kentek's average six month stock price is greater than $10.00 per share,

     - the date on which a sale or merger of Kentek is consummated, and

     - the date that is ten years from the date of issuance of the stock options.

     The 30,000 options granted to Dr. Morgan by the Board on August 26, 1998 will be fully vested upon the consummation of the proposed merger transaction.

     Prior to the Merger, KE Acquisition may enter into agreements with option holders to treat options differently than the treatment described above. As of the date of this proxy statement, KE Acquisition has not agreed and does not expect that it will agree to treat any options other than as described above. KE Acquisition does anticipate, however, that Philip W. Shires will terminate, prior to the Merger, all 236,719 options to acquire Kentek shares that he presently holds. In addition, Donald W. Shires and Renee Bond have indicated that they intend to terminate, prior to the Merger, all of the vested options to acquire Kentek shares that they currently hold. Donald W. Shires currently holds 7,500 options to acquire Kentek shares, 2,500 of which are vested, and Renee Bond currently holds 10,959 options to acquire Kentek shares, all of which are vested.

CONVERSION OF SHARES

     Kentek will appoint an exchange agent who will pay the Merger Consideration in exchange for certificates representing shares of common stock. Kentek will make cash available to the exchange agent in order to permit the exchange agent to pay the Merger Consideration. Promptly after the Merger, Kentek or the exchange agent will send record holders of common stock a letter of transmittal and instructions explaining how to send stock certificates to the exchange agent. The exchange agent will receive all certificates for shares that are exchanged for the Merger Consideration. If you send your stock certificates to the exchange agent, together with a properly completed letter of transmittal, then promptly after the exchange agent receives and processes your documents, a check for the Merger Consideration will be mailed to you, subject to any tax withholding required by law.

COVENANTS

     Interim Operations of Kentek. Until the Merger, Kentek and its subsidiaries are required to comply with covenants concerning the operation of their businesses, compliance with applicable laws, corporate structure, governance and financing, and compensation of management. In general, Kentek must operate during this period in all material respects in the usual and ordinary course, consistent with past practices. Kentek must also obtain KE Acquisition's consent for some actions such as significant acquisitions or incurring indebtedness other than in the ordinary course of business, and afford KE Acquisition access to Kentek's properties and records.

     Other Covenants. The Merger Agreement contains mutual covenants of KE Acquisition and Kentek applicable to consummating the Merger and all related transactions. These include covenants relating to public announcements; notification if some matters occur; and cooperation in connection with governmental filings and in obtaining consents.

     Special Meeting; Proxy Material. Kentek and KE Acquisition agreed to prepare this proxy statement, and Kentek agreed to mail this proxy statement to each holder of common stock and call and hold the special meeting. Kentek also agreed to use all commercially reasonable efforts to obtain stockholder adoption of the Merger Agreement.

     No Solicitation by Kentek. Subject to exceptions summarized below, Kentek agreed that it will not directly or indirectly, solicit, encourage or initiate any Acquisition Proposal or negotiate with any prospective buyer in connection with any Acquisition Proposal. Kentek also agreed it will not authorize or permit any of the officers, directors, employees, agents and other representatives of Kentek and its subsidiaries to take any of the actions set forth in the preceding sentence. An "Acquisition Proposal" is any proposal or offer with respect to:

     - a tender or exchange offer, a merger, consolidation or other business combination involving Kentek or any of its subsidiaries, including a merger of equals involving Kentek,

     - the acquisition of an equity interest in Kentek representing in excess of 33% of the power to vote for the election of a majority of directors of Kentek, or

     - the acquisition of assets of Kentek or its subsidiaries, including stock of one or more subsidiaries of Kentek, representing 33% or more of the consolidated assets of Kentek, in each case by any person other than KE Acquisition or Philip W. Shires.

     Kentek agreed to cease any solicitation of, and any discussion or negotiation conducted prior to the date of the Merger Agreement with respect to, any Acquisition Proposal. As indicated above, Kentek ceased such activities, prior to the signing of the Merger Agreement, when the Special Committee concluded its process of review. At that time, the Special Committee had not received offers for or indications of interest with respect to Kentek from any parties other than KE Acquisition, and the Special Committee was not in the process of discussing or negotiating any such offers or indications of interest.

     However, the Merger Agreement provides that the Board and/or the Special Committee may authorize Kentek to engage in discussions or negotiations concerning an unsolicited Acquisition Proposal, and may furnish information and cooperate in this regard. This action can be taken if the Board and/or the Special Committee determines in the exercise of its fiduciary duties that such action is in the best interests of Kentek stockholders.

     In addition, the Merger Agreement provides that following receipt of an Acquisition Proposal that is financially superior to the Merger, as determined in good faith by the Board, the Board may withdraw, modify or not make its recommendation in favor of the Merger. This action can be taken if the Board concludes in good faith that such action is necessary in order to act in a manner that is consistent with its fiduciary obligations under applicable law.

     Kentek has agreed not to engage in negotiations with, or disclose any nonpublic information to, any person unless it receives from the person an executed confidentiality agreement on terms and conditions deemed to be appropriate and in Kentek's best interest by the Board.

     Kentek will promptly notify KE Acquisition of the receipt of any Acquisition Proposal not less than two business days prior to entering into any agreement in connection with the Acquisition Proposal. The notice must include the identity of the person or group making the Acquisition Proposal and the material terms and conditions of the Acquisition Proposal. Kentek agreed not to enter into a definitive agreement in connection with an Acquisition Proposal unless at least five business days have passed since Kentek initially notified KE Acquisition of an inquiry or proposal relating to an Acquisition Proposal. Within the two-business day or five-business day period referred to above, if any, KE Acquisition may propose an improved transaction. The two and five-business day waiting periods are not required if the Board or the Special Committee decides that the waiting periods conflict with the exercise of the Board's fiduciary obligations to its stockholders.

     Antitakeover Statutes. Kentek and the Board agreed to act to eliminate or minimize the effects of any takeover statute on the Merger and all related transactions.

     Indemnification and Insurance of Kentek's Directors and Officers. Kentek will continue to indemnify its present and former officers and directors, and those of its subsidiaries, in respect of acts or omissions occurring prior to the Merger. This indemnification obligation applies to the extent provided under Kentek's certificate of incorporation and bylaws as of May 14, 1999, and until any applicable statute of limitations has expired. The indemnification obligation is also subject to any limitation imposed under applicable law.

     At least until two years after the Merger, KE Acquisition will provide officers' and directors' liability insurance for acts or omissions occurring prior to the Merger. The insurance will cover each person currently covered by Kentek's officers' and directors' liability insurance policy, and will be on terms with respect to coverage and amount no less favorable than those of Kentek's policy in effect on May 14, 1999. In satisfying this obligation, KE Acquisition shall not be obligated to pay premiums in excess of 150% of the amount per annum that Kentek paid for this purpose in its last full fiscal year. If the premium would exceed the 150% level, KE Acquisition is obligated to get the coverage that can be obtained at the 150% level.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains a number of representations and warranties by both parties. The representations and warranties do not survive the Merger. Kentek and KE Acquisition each made reciprocal representations and warranties on matters such as corporate organization, authorization, authorization of the merger transactions, and governmental approvals. Kentek also represented and warrantied to KE Acquisition as to a number of other matters relating to Kentek's corporate structure, SEC filings, business operations, financial statements, assets, liabilities and litigation. With respect to the Merger, Kentek warranted to KE Acquisition that Section 203 of the DGCL does not apply to the Merger and all related transactions.

CONDITIONS TO THE MERGER

     Conditions to Kentek's and KE Acquisition's Obligations to Effect the Merger. The obligations of Kentek and KE Acquisition to consummate the Merger are subject to the satisfaction of the following conditions:

     - Kentek's stockholders must adopt the Merger Agreement;

     - no existing law and no court action may prohibit or threaten to prohibit the Merger;

     - all consents from any governmental authority required to permit the Merger must be obtained;

     - the Merger must not be prevented by any governmental authority, and no governmental authority can be seeking to prevent the Merger;

     - KE Acquisition must not be prohibited from exercising all material rights pertaining to ownership of Kentek or any of its subsidiaries, and no government authority can be seeking such a prohibition;

     - KE Acquisition must not be compelled to dispose of or hold separate all or any portion of the business or assets of Kentek or any of its subsidiaries, and no government authority can be seeking such disposition; and

     - no statute, rule, regulation or order can have been enacted or proposed that would make the consummation of the Merger illegal.

     Conditions to the Obligations of KE Acquisition. The obligations of KE Acquisition to effect the Merger are subject to the satisfaction of the following additional conditions:

     - Kentek must have performed in all material respects its obligations under the Merger Agreement;

     - the representations and warranties of Kentek must be true in all material respects as if made as of the date of the Merger;

     - Kentek must obtain all consents and make all filings required for the Merger, other than where failing to have such consents or make such filings would not reasonably be expected to have a material adverse effect on Kentek;

     - KE Acquisition must receive all documents it reasonably requests relating to Kentek and Kentek's authorization of the Merger Agreement;

     - KE Acquisition shall have received the financing necessary to consummate the transactions contemplated by the Merger Agreement and to fund the working capital needs of Kentek, on terms and conditions reasonably acceptable to KE Acquisition; and

     - no more than 5% of the shares shall exercise appraisal rights.

     Conditions to the Obligations of Kentek. The obligation of Kentek to effect the Merger is further subject to the satisfaction of the following additional conditions:

     - KE Acquisition must have performed in all material respects its obligations under the Merger Agreement;

     - the representations and warranties of KE Acquisition must be true in all material respects as if made as of the date of the Merger;

     - KE Acquisition must obtain all consents and make all filings required for the Merger, other than where not having such consents or making such filings would not reasonably be expected to impede the receipt of the Merger Consideration by Kentek's stockholders; and

     - Kentek must receive all documents it reasonably requests relating to KE Acquisition and KE Acquisition's authorization of the Merger Agreement.

TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement may be terminated at any time prior to the Merger as follows:

     - by mutual written consent of Kentek and KE Acquisition;

     - by either Kentek or KE Acquisition:

     - if the Merger has not been consummated by November 14, 1999;

     - if any law or regulation makes consummation of the Merger illegal or otherwise prohibited;

     - if any judgment, injunction, order or decree enjoining Kentek or KE Acquisition from consummating the Merger is entered and such injunction, judgment, order or decree has become final and non-appealable; or

     - if Kentek's stockholders do not approve the Merger Agreement; or

     - by KE Acquisition if:

      - any person, entity or group other than KE Acquisition has increased its beneficial ownership of common stock by an amount equal to 15% or more of the outstanding common stock, as compared with its level of ownership on the date of the Merger Agreement;

      - any representation or warranty of Kentek under the Merger Agreement is untrue when made or any covenant of Kentek under the Merger Agreement is breached, which, in either case, would result in a closing condition not being satisfied, subject to a 60-day cure period;

      - the Board withdraws or modifies in a manner adverse to KE Acquisition its approval or recommendation of the Merger;

      - the Board approves, recommends or endorses any Acquisition Proposal other than the Merger; or

     - by Kentek if:

      - the Board determines in good faith that an Acquisition Proposal is financially superior to the Merger and is reasonably capable of being financed, and

      - Kentek enters into a definitive agreement to effect the financially superior Acquisition Proposal, and Kentek has complied with the covenant set forth above under "-- Covenants."

     If the Merger Agreement is validly terminated, none of its provisions survive, except for miscellaneous provisions relating to confidentiality, expenses, governing law, jurisdiction, waiver of a jury trial, and other matters. Termination shall be without any liability on the part of any party, unless such party is in willful breach of a provision of the Merger Agreement.

PAYMENT OF FEES AND EXPENSES

     The fees and expenses of the Merger and all related transactions will be paid by Kentek and KE Acquisition, and will not reduce the Merger Consideration. Kentek agreed to pay KE Acquisition's expenses relating to the Merger and all related transactions if the Merger is not completed, if KE Acquisition has not materially breached its representations and warranties or obligations and if:

     - Kentek enters into an agreement to consummate an Acquisition Proposal and the transaction is subsequently consummated;

     - the Merger Agreement is terminated by KE Acquisition because a representation or warranty of Kentek was untrue when made or any covenant of Kentek under the Merger Agreement was breached, which, in either case, resulted in a closing condition not being satisfied;

     - the Merger Agreement is terminated by KE Acquisition because the Board withdrew or modified in a manner adverse to KE Acquisition its approval or recommendation of the Merger;

     - the Merger Agreement is terminated by KE Acquisition or Kentek because the Board approved an Acquisition Proposal other than the Merger; or

     - an Acquisition Proposal is made and, within 12 months after termination of the Merger Agreement, Kentek enters into a definitive agreement to consummate a type of transaction contemplated by an Acquisition Proposal, and later consummates the transaction.

     The following is an estimate of fees and expenses to be incurred in connection with the Merger:

Legal Fees and Expenses of KE Acquisition's Counsel.........  $180,000
Accountants' Fees and Expenses..............................    25,000
Financing Costs and Fees....................................    25,000
Financial Advisor to Special Committee......................   150,000
Legal Fees and Expenses of Special Committee Counsel........   150,000
Special Committee Fees and Expenses.........................    80,000
Printing....................................................    75,000
Filing Fees.................................................     7,500
Transfer Agent..............................................    25,000
Mailing.....................................................     7,500
Miscellaneous...............................................    10,000
                                                              --------
          TOTAL.............................................  $735,000
                                                              ========

     Kentek currently expects that approximately $39 million will be required to pay the Merger Consideration to the Public Stockholders, assuming no holders exercise appraisal rights. For a description of the sources of the funds, see "The Merger -- Merger Financing."

AMENDMENTS; WAIVERS

     The provisions of the Merger Agreement may be amended or waived if, and only if, the amendment or waiver is in writing and signed. However, after the adoption of the Merger Agreement by Kentek's stockholders, the stockholders must approve amendments or waivers that adversely affect the Merger Consideration, any term of the certificate of incorporation of Kentek or any of the terms or conditions of the Merger Agreement.

CONSEQUENCES OF THE MERGER

     After the Merger, Kentek's stockholders will no longer have any interest in Kentek or its future earnings or increase in value. The shares will be deregistered under the federal securities laws and will no longer be quoted on the Nasdaq National Market or any exchange.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of Kentek's common stock as of September 24, 1999 by:

     - each member of the Board;

     - each of the current executive officers of Kentek;

     - all current executive officers and directors of Kentek as a group;

     - all those known by Kentek to be beneficial owners of more than five percent of its common stock; and

     - Each of the Schedule 13E-3 Filing Parties

                                                              BENEFICIAL OWNERSHIP(1)
                                                              ------------------------
                                                                NUMBER       PERCENT
NAME OF BENEFICIAL OWNER                                       OF SHARES     OF TOTAL
------------------------                                      -----------   ----------
James H. Simons, Ph.D.(2)...................................   1,066,630      23.17%
  c/o Renaissance Technologies Corp.
  800 Third Avenue
  New York, New York 10022
Murdoch & Co.(3)............................................   1,028,082      22.33%
  c/o Bermuda Trust Company, Ltd.
  6 Front Street
  Hamilton MM11 Bermuda
Khronos Capital Limited(4)..................................     600,000      13.03%
  Tropic Isle Building
  Wickhams Cay
  Road Town, Tortola
  British Virgin Islands
Wellington Management Company, LLP(5).......................     678,000      14.73%
  75 State Street
  Boston, Massachusetts 02109
Wellington Trust Company, NA(6).............................     488,000      10.60%
  75 State Street
  Boston, Massachusetts 02109
ROI Capital Management, Inc(7)..............................     660,300      14.34%
  17 E. Sir Francis Drake Boulevard, #225
  Larkspur, California 94939
ROI Partners, L.P...........................................     286,200       6.22%
  17 E. Sir Francis Drake Boulevard, #225
  Larkspur, California 94939
Howard L. Morgan, Ph.D.(8)..................................     174,902       3.80%
Justin J. Perreault(9)......................................      19,849       *
Philip W. Shires(10)........................................     298,219       6.48%
Sheldon Weinig(9)...........................................      27,000       *
All directors and executive officers as a group (5
  persons)(11)..............................................   1,586,600      34.46%
Donald W. Shires(9).........................................       7,500       *
Renee Bond(9)...............................................      10,959       *
KE Acquisition Corp.........................................      61,500       1.34%

---------------

  *  Less than one percent

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares subject to options currently exercisable within 60 days of September 24, 1999, are deemed outstanding for computing the percentage of the person or entity holding the securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage of ownership is based on 4,604,152 shares outstanding on September 24, 1999.

 (2) Includes 1,028,082 shares held by Murdoch & Co. as nominee of a trust for the benefit of Dr. Simons and members of his immediate family. Also includes 27,243 shares issuable upon exercise of options.

 (3) Consists solely of shares held as nominee of a trust for the benefit of James H. Simons and members of his immediate family.

 (4) I. Jimmy Mayer deemed to be the beneficial owner of these shares. Mr. Mayer was a member of the Board until his resignation in January 1998.

 (5) Includes 488,000 shares beneficially owned by Wellington Trust Company, NA. Reflects 418,000 shares as to which Wellington Management Company, LLP has shared voting power and 678,000 shares with shared dispositive power.

 (6) Reflects 228,000 shares as to which Wellington Trust Company, NA has shared voting power and 488,000 shares with shared dispositive power.

 (7) Includes 286,200 shares beneficially owned by ROI Partners, L.P. According to ROI Capital Management's filing on Schedule 13G dated February 19, 1999, pursuant to their ownership interest in ROI Capital Management, Inc., Mitchell J. Soboleski and Mark T. Boyer may be deemed to beneficially own the number of Kentek shares listed.

 (8) Includes 118,659 shares issuable upon exercise of options.

 (9) Consists solely of shares issuable upon exercise of options.

(10) Includes 61,500 shares held by KE Acquisition and 236,719 shares issuable upon exercise of options. Mr. Shires is deemed to be the beneficial owner of the shares held by KE Acquisition.

(11) Includes shares included pursuant to notes (2) and (8) through (10) above.

                           REGULATORY CONSIDERATIONS

     Under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act") and the rules promulgated thereunder (the "Rules"), certain merger transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the Federal Trade Commission and certain waiting periods have expired. The Merger is not subject to the filing requirements of the HSR Act and the Rules. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if a challenge is made, what the result will be.

                                     BUYER

     KE Acquisition was organized in connection with the Merger and has not carried on any activities to date other than those incident to its formation and the transactions contemplated by the Merger Agreement. Philip W. Shires, the President and Chief Executive Officer and a member of the board of directors of Kentek, is the sole stockholder, officer and director of KE Acquisition.

     Philip W. Shires expects that, following the Merger, Kentek will elect to be taxed under Subchapter S of the Internal Revenue Code and that this election will result in certain tax benefits to Kentek and its stockholders. Because of the election, the number of type of persons that may hold Kentek stock will be limited. Mr. Shires has had discussions with his son, Donald W. Shires, and another employee of Kentek, Renee Bond, about their interest in purchasing an equity interest in Kentek after the Merger of up to 30% in the case of Donald W. Shires and 10% in the case of Renee Bond. Donald W. Shires is responsible for Kentek's Boulder, Colorado operations and engineering and Renee Bond is responsible for Kentek's worldwide consumable supplies sales, but neither are executive officers or directors of Kentek. Mr. Shires has proposed that such investments be subject to a vesting schedule based on continued employment with Kentek. In addition, Mr. Shires expects that these two individuals will likely become Vice Presidents and directors of Kentek after the Merger. Mr. Shires and KE Acquisition currently do not have any agreements with Donald W. Shires and Renee Bond regarding their equity participation, employment or director positions. However, Mr. Shires anticipates, based on his discussions with Donald
W. Shires and Renee Bond, that prior to the Merger they will agree to cancel their Kentek options in connection with their participation in Kentek after the Merger. Donald W. Shires currently holds 7,500 Kentek options, 2,500 of which are vested, and Renee Bond currently holds 10,959 Kentek options, all of which are vested.

     The principal executive offices of KE Acquisition are located at 2945 Wilderness Place, Boulder, Colorado 80301 and its telephone number is (303) 440-5500.

                                APPRAISAL RIGHTS

     If you hold common stock and you do not wish to accept the Merger Consideration, then Section 262 of the DGCL provides that you may elect to have the fair value of your shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, determined by the Delaware Chancery Court. This amount would then be paid in cash, together with a fair rate of interest. Section 262 is set forth in its entirety in Annex C to this proxy statement.

     If you wish to exercise your appraisal right or to preserve the right to do so, you should carefully review Annex C. If you fail to comply with the procedures specified in Section 262 in a timely manner you may lose your appraisal right. Because of the complexity of these procedures, you should seek the advice of counsel if you are considering exercising your appraisal rights.

     If you wish to exercise the right to demand appraisal under Section 262, you must satisfy each of the following conditions:

     - You must not vote in favor of the Merger.

     - You must deliver to Kentek a written demand for appraisal of your common stock before the vote on the Merger Agreement at the special meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote against the Merger Agreement. Merely voting against, or abstaining from voting, or failing to vote in favor of adoption of the Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262.

     - You must continuously hold your common stock from the date you make your demand through the Merger. If you transfer your common stock before the Merger, you will lose your right to appraisal.

     - You must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of your common stock within 120 days after the Merger.

     Demands for appraisal must be made in writing and must be mailed or delivered to: Corporate Secretary, Kentek Information Systems, Inc., 2945 Wilderness Place, Boulder, Colorado 80301.

     IF YOU ARE CONSIDERING SEEKING APPRAISAL, YOU SHOULD BE AWARE THAT THE FAIR VALUE OF YOUR SHARES OF COMMON STOCK AS DETERMINED UNDER SECTION 262 COULD BE GREATER THAN, THE SAME AS, OR LESS THAN THE MERGER CONSIDERATION. THE JANNEY MONTGOMERY SCOTT OPINIONS ARE NOT OPINIONS AS TO FAIR VALUE UNDER SECTION 262.

     If you demand appraisal of your common stock under Section 262 and you fail to perfect, or withdraw or lose, your right to appraisal, your common stock will be converted into the Merger Consideration. You may withdraw a demand for appraisal by delivering to Kentek a written withdrawal of the demand and acceptance of the Merger Consideration, except that if you try to withdraw more than 60 days after the Effective Time, Kentek must give its consent.

     The foregoing is a summary of the provisions of Section 262 of the General Corporation Law of the State of Delaware and is qualified by reference to the full text of the Section, which is included as Annex C.

                              INDEPENDENT AUDITORS

     The firm of Deloitte & Touche LLP has served as Kentek's independent auditors since May 9, 1997. The consolidated financial statements and the related financial statement schedules as of June 30, 1998 and 1997 and for each of the two years in the period ended June 30, 1998 included in this proxy statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference in this proxy statement. It is not expected that representatives of Deloitte & Touche LLP will be present at the special meeting.

     The firm of BDO Seidman, LLP served as Kentek's independent auditors prior to May 9, 1997. The consolidated financial statements of Kentek for the year ended June 30, 1996 included in Kentek's Annual Report on Form 10-K for the fiscal year ended June 30,1998 attached hereto as Annex E, have been audited by BDO Seidman, LLP, independent auditors, as stated in their reports appearing therein. It is not expected that representatives of BDO Seidman, LLP will be present at the special meeting.

                             STOCKHOLDER PROPOSALS

     If the Merger is consummated, there will be no public stockholders of Kentek and no public participation in any future meetings of stockholders of Kentek. However, if the Merger is not consummated, Kentek's public stockholders will continue to be entitled to attend and participate in Kentek stockholders' meetings. Pursuant to Rule 14a-8 under the Exchange Act promulgated by the SEC, any stockholder of Kentek who wishes to present a proposal at the next Annual Meeting of Stockholders of Kentek, in the event the Merger is not consummated, and who wishes to have the proposal included in Kentek's proxy statement for that meeting, must have delivered a copy of the proposal to Kentek at 2945 Wilderness Place, Boulder, Colorado 80301, Attention: Corporate Secretary, so that it is received no later than June 25, 1999. In order for proposals by stockholders not submitted in accordance with Rule 14a-8 to have been timely within the meaning of Rule 14a-4(c) under the Exchange Act, the proposal must have been submitted so that it was received no later than September 22, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows Kentek to "incorporate by reference" information into this proxy statement, which means that Kentek can disclose important information by referring you to another document filed separately with the SEC. The following documents previously filed by Kentek with the SEC are incorporated by reference in this proxy statement and are deemed to be a part hereof:

     - Kentek's Annual Report on Form 10-K for the fiscal year ended June 30, 1998;

     - Kentek's Quarterly Report on Form 10-Q for the period ended March 31,
       1999;

     - Kentek's Quarterly Report on Form 10-Q for the period ended December 31, 1998;

     - Kentek's Quarterly Report on Form 10-Q for the period ended September 30,1998; and

     - Kentek's Current Report on Form 8-K dated May 14, 1999.

     Specifically, the information set forth in the following sections of Kentek's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 is incorporated by reference in this proxy statement and deemed to be a part hereof:

        Item 1: Business;

        Item 2: Properties;

        Item 7: Management's Discussions and Analysis of Financial Condition and Results of
              Operations; and

        Item 7a: Quantitative and Qualitative Disclosures about Market Risk;

        Item 8: Financial Statements and Supplementary Data; and

        Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     Kentek's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 and Quarterly Report on Form 10-Q for the period ended March 31, 1999 are enclosed with this proxy statement. Any statement contained in a document incorporated by reference in this proxy statement shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this proxy statement modifies or replaces the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this proxy statement.

     Kentek undertakes to provide by first class mail, without charge and within one business day of receipt of any written or oral request, to any person to whom a copy of this proxy statement has been delivered, a copy of any or all of the documents referred to above which have been incorporated by reference in this proxy statement, other than exhibits to the documents, unless the exhibits are specifically incorporated by reference therein. Requests for copies should be directed to Corporate Secretary, Kentek Information Systems, Inc., 2945 Wilderness Place, Boulder, Colorado 80301; telephone number: (303) 440-5500.

                             AVAILABLE INFORMATION

     No person is authorized to give any information or to make any representations, other than as contained in this proxy statement, in connection with the Merger Agreement or the Merger, and, if given or made, such information or representations may not be relied upon as having been authorized by Kentek or by KE Acquisition or Philip W. Shires. The delivery of this proxy statement shall not, under any circumstances, create any implication that there has been no change in the information set forth in this proxy statement or in the affairs of Kentek since the date hereof.

     Because the Merger is a "going private" transaction, KE Acquisition, Philip
W. Shires, Donald W. Shires and Renee Bond have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 under the Exchange Act with respect to the Merger. This proxy statement does not contain all of the information set forth in the Schedule 13E-3 and the exhibits thereto. Copies of the Schedule 13E-3 and the exhibits thereto are available for inspection and copying at the principal executive offices of Kentek during regular business hours by any interested stockholder of Kentek, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail, by written request directed to Corporate Secretary, Kentek Information Systems, Inc., 2945 Wilderness Place, Boulder, Colorado 80301, or from the SEC as described below.

     Kentek is currently subject to the information requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial and other matters. Copies of the reports, proxy statements and other information, as well as the Schedule 13E-3 and the exhibits thereto, may be copied, at prescribed rates, at the public reference facilities maintained by the SEC at:

Judiciary Plaza              Citicorp Center              Seven World Trade Center
Room 1024                    500 West Madison Street      13th Floor
450 Fifth Street, N.W.       Suite 1400                   New York, NY 10048
Washington, D.C. 20549       Chicago, IL 60661

     For further information concerning the SEC's public reference rooms, you may call the SEC at 1-800-SEC-0330. Information may also be accessed on the World Wide Web through the SEC's Internet address at "http://www.sec.gov."

     Kentek's common stock is listed on the Nasdaq National Market (ticker symbol: KNTK), and materials may also be inspected at:

       The National Association of Securities Dealers
        1735 K Street, N.W.
        Washington, D.C. 20006

     A copy of the written opinion of Janney Montgomery Scott Inc., the financial advisor to the Special Committee and the Board, is attached as Annex B to this proxy statement. The opinion is also available for inspection and copying during regular business hours at the principal executive offices of Kentek by any interested stockholder of Kentek or the representative of any stockholder who has been so designated in writing.

                                    ANNEX A
                                MERGER AGREEMENT

                                    BETWEEN

                       KENTEK INFORMATION SYSTEMS, INC.,

                                      AND

                              KE ACQUISITION CORP.

                                  DATED AS OF

                                  MAY 14, 1999

                               TABLE OF CONTENTS

                                                                               PAGE
                                                                               ----
ARTICLE 1        THE MERGER..................................................   A-1
  Section 1.1.   The Merger..................................................   A-1
  Section 1.2.   Conversion of Shares........................................   A-2
  Section 1.3.   Surrender and Payment.......................................   A-2
  Section 1.4.   Dissenting Shares...........................................   A-3
  Section 1.5.   Stock Options...............................................   A-4
  Section 1.6.   Transfer Taxes, etc.........................................   A-4
ARTICLE 2        THE SURVIVING CORPORATION...................................   A-4
  Section 2.1.   Certificate of Incorporation................................   A-4
  Section 2.2.   By-laws.....................................................   A-4
  Section 2.3.   Directors and Officers......................................   A-4
  Section 2.4.   Director and Officer Liability..............................   A-4
ARTICLE 3        REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............   A-5
  Section 3.1.   Corporate Existence and Power...............................   A-5
  Section 3.2.   Corporate Authorization.....................................   A-5
  Section 3.3.   Governmental Authorization..................................   A-5
  Section 3.4.   Non-Contravention...........................................   A-5
  Section 3.5.   Capitalization..............................................   A-5
  Section 3.6.   Subsidiaries................................................   A-6
  Section 3.7.   SEC Filings.................................................   A-6
  Section 3.8.   Financial Statements........................................   A-6
  Section 3.9.   Disclosure Documents........................................   A-6
  Section 3.10.  Absence of Certain Changes..................................   A-7
  Section 3.11.  Litigation; Compliance......................................   A-8
  Section 3.12.  Taxes.......................................................   A-8
  Section 3.13.  ERISA.......................................................   A-9
  Section 3.14.  Permits.....................................................   A-9
  Section 3.15.  Required Stockholder Vote...................................   A-9
  Section 3.16.  Finders' Fees...............................................  A-10
  Section 3.17.  Environmental Matters.......................................  A-10
  Section 3.18.  Restrictions on Business Activities.........................  A-10
  Section 3.19.  Property....................................................  A-10
  Section 3.20.  Interested Party Transactions...............................  A-10
  Section 3.21.  Insurance...................................................  A-10
  Section 3.22.  Opinion of Financial Advisor................................  A-10
  Section 3.23.  Intellectual Property.......................................  A-10
  Section 3.24.  Material Contracts..........................................  A-11
  Section 3.25.  Takeover Statutes...........................................  A-11
ARTICLE 4        REPRESENTATIONS AND WARRANTIES OF MERGERCO..................  A-11
  Section 4.1.   Corporate Existence and Power...............................  A-11
  Section 4.2.   Corporate Authorization.....................................  A-11
  Section 4.3.   Governmental Authorization..................................  A-12
  Section 4.4.   Non-Contravention...........................................  A-12
  Section 4.5.   Disclosure Documents........................................  A-12
  Section 4.6.   Finders' Fees...............................................  A-12
  Section 4.7.   Litigation..................................................  A-12

                                                                               PAGE
                                                                               ----
ARTICLE 5        COVENANTS OF THE COMPANY....................................  A-13
  Section 5.1.   Affirmative Covenants of the Company........................  A-13
  Section 5.2.   Negative Covenants of the Company...........................  A-13
  Section 5.3.   No Solicitation.............................................  A-14
  Section 5.4.   Settlement of Certain Claims................................  A-15
  Section 5.5.   Antitakeover Statutes.......................................  A-15
  Section 5.6.   Access to Information.......................................  A-15
ARTICLE 6        COVENANTS OF EACH PARTY.....................................  A-16
  Section 6.1.   Reasonable Efforts..........................................  A-16
  Section 6.2.   Public Announcements........................................  A-16
  Section 6.3.   Notification of Certain Matters.............................  A-17
  Section 6.4.   Proxy Statement; Stockholder Meeting........................  A-17
ARTICLE 7        CONDITIONS..................................................  A-17
  Section 7.1.   Conditions to the Obligations of Each Party.................  A-17
  Section 7.2.   Conditions to the Obligations of MergerCo...................  A-18
  Section 7.3.   Conditions to the Obligations of the Company................  A-18
ARTICLE 8        TERMINATION.................................................  A-19
  Section 8.1.   Termination.................................................  A-19
  Section 8.2.   Effect of Termination.......................................  A-20
  Section 8.3.   Certain Fees................................................  A-20
ARTICLE 9        MISCELLANEOUS...............................................  A-21
  Section 9.1.   Notices.....................................................  A-21
  Section 9.2.   Amendments; No Waivers......................................  A-21
  Section 9.3.   Rules of Construction.......................................  A-22
  Section 9.4.   Successors and Assigns......................................  A-22
  Section 9.5.   Governing Law; etc..........................................  A-22
  Section 9.6.   Counterparts; Effectiveness.................................  A-22
  Section 9.7.   Parties in Interest.........................................  A-22
  Section 9.8.   Severability................................................  A-22
  Section 9.9.   Entire Agreement............................................  A-23
  Section 9.10.  Survival of Representations and Warranties..................  A-23

                                    EXHIBIT

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
       Exhibit A         -- Amended Certificate of Incorporation of the Company

                                MERGER AGREEMENT

     MERGER AGREEMENT dated as of May 14, 1999 among KENTEK INFORMATION SYSTEMS, INC., a Delaware corporation (the "COMPANY"), and KE ACQUISITION CORP., a Delaware corporation ("MERGERCO"). Certain capitalized terms used in this Agreement shall have the meanings assigned to them in Annex I.

     WHEREAS, the Boards of Directors of each of MergerCo and the Company have determined to engage in the transactions contemplated by this Agreement, pursuant to which, among other things, at the Effective Time, (i) MergerCo shall merge with and into the Company, and (ii) each share of Common Stock, par value $.01 per share, of the Company ("COMPANY COMMON SHARES") (except for Company Common Shares owned by the Company, Company Common Shares owned by MergerCo, and Company Common Shares as to which appraisal rights have been perfected) shall be converted, as set forth in this Agreement, into the right to receive, in exchange for each such Company Common Share, cash in an amount equal to $8.29, without interest, (such cash, the "MERGER CONSIDERATION");

     WHEREAS, the Board of Directors of the Company (at a meeting duly called and held, and acting on the unanimous recommendation of a special committee of the Board of Directors of the Company comprised entirely of non-management independent directors (the "SPECIAL COMMITTEE"), has approved this Agreement and the Merger contemplated by this Agreement and resolved to recommend, subject to its fiduciary duties, that stockholders of the Company approve and adopt this Agreement and the Merger;

     WHEREAS, the Board of Directors of MergerCo has approved the transactions contemplated by this Agreement; and

     WHEREAS, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also to prescribe certain conditions to the transactions contemplated by this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     SECTION 1.1. The Merger. (a) At the Effective Time, MergerCo shall be merged (the "MERGER") with and into the Company in accordance with the General Corporation Law of the State of Delaware (the "DELAWARE LAW"), whereupon the separate existence of MergerCo shall cease, and the Company shall be the surviving corporation (the "SURVIVING CORPORATION").

     (b) The Closing shall take place at the offices of Bartlit Beck Herman Palenchar & Scott in Denver, Colorado at 10:00 a.m. on the second business day following the fulfillment or waiver of each of the conditions precedent to the Merger set forth in Article 7, or at such other place, time and date as the parties hereto may agree.

     (c) At the Closing, upon fulfillment or waiver of the conditions precedent to the Merger set forth in Article 7, the parties shall cause a Certificate of Merger to be filed with the Secretary of State of the State of Delaware, in such form as required by, and duly executed in accordance with, the relevant provisions of the Delaware Law using the procedures permitted in Section 251 of the Delaware Law. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as the Company and MergerCo agree to specify in the certificate of merger (the "EFFECTIVE TIME").

     (d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and MergerCo, all as provided under Delaware Law.

     (e) The Surviving Corporation may, at any time after the Effective Time, take any action (including the execution and delivery of any document) in the name and on behalf of either of the Company and MergerCo in order to carry out and effectuate the transactions contemplated by this Agreement.

     (f) The Company hereby represents that (x) the Special Committee has unanimously (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company's stockholders, and (ii) recommended that this Agreement and the Merger be approved by the full Board of Directors and (y) its Board of Directors, at a meeting duly called and held, and acting on such unanimous recommendation of the Special Committee, has unanimously (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company's stockholders, (ii) approved this Agreement and the Merger, which approval satisfies in full the requirements of the Delaware Law that the Agreement be approved by the Company's Board of Directors, and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by its stockholders; provided, that such recommendation may be withdrawn, modified or amended to the extent the Board of Directors of the Company deems it necessary to do so in the exercise of its fiduciary obligations to the Company's stockholders. The Company further represents that Janney Montgomery Scott Inc. (the "FINANCIAL ADVISOR") has delivered to the Company's Board of Directors its written opinion that, as of the date of such opinion, the Merger Consideration to be paid in the Merger was fair to the holders of Company Common Shares from a financial point of view.

     SECTION 1.2. Conversion of Shares. At the Effective Time:

     (a) each Company Common Share held by the Company as treasury stock shall be canceled and no payment shall be made with respect thereto;

     (b) each Company Common Share owned by MergerCo shall be canceled and no payment shall be made with respect thereto;

     (c) each Company Common Share outstanding immediately prior to the Effective Time shall (except as otherwise provided in Section 1.2(a), Section 1.2(b) or as provided in Section 1.4 with respect to Company Common Shares as to which appraisal rights have been perfected) be converted into the right to receive the Merger Consideration in exchange for such Company Common Share. If, subsequent to the date of this Agreement but prior to the Effective Time, the Company changes the number of Company Common Shares outstanding as a result of any stock split, stock dividend, recapitalization or similar transaction, the Merger Consideration obtainable upon conversion of a Company Common Share as provided in this Section 1.2(c) shall be appropriately adjusted;

     (d) each share of common stock, par value $.01 per share, of MergerCo outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     SECTION 1.3. Surrender and Payment. (a) Promptly after the Effective Time, the Surviving Corporation shall transmit funds and securities to the Exchange Agent, by wire or other acceptable means, as required for payment, in accordance with this Agreement, of the Merger Consideration. Promptly after the Effective Time, the Surviving Corporation will send, or cause the Exchange Agent to send, to each holder of Company Common Shares at the Effective Time a letter of transmittal for use in exchanging certificates evidencing such Company Common Shares for the Merger Consideration (which letter shall specify that the delivery shall be effected, and risk of loss shall pass, only upon proper delivery of the certificates representing Company Common Shares to the Exchange Agent).

     (b) Each holder of Company Common Shares that have been converted into the right to receive the Merger Consideration in exchange for each Company Common Share, upon surrender to the Exchange Agent of a certificate or certificates representing such Company Common Shares, together with a properly completed letter of transmittal covering such Company Common Shares, will be entitled immediately upon such surrender to receive the Merger Consideration payable in respect of such Company Common Shares; provided that the Exchange Agent will withhold from payment all amounts required to be withheld by applicable law, including, without limitation, under the provisions of Code section 1445, unless the holder of Company Common Shares makes applicable affidavits or certifications reasonably satisfactory to the

Exchange Agent (based on instructions from the Surviving Corporation) that the Merger Consideration is not subject to withholding. Until so surrendered, each certificate representing Company Common Shares that have been converted into the right to receive in exchange for each Company Common Share the Merger Consideration shall, after the Effective Time, represent for all purposes, only the right to receive the Merger Consideration.

     (c) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of the Company Common Shares, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Company Common Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (d) After the Effective Time, there shall be no further registration of transfers of Company Common Shares. If, after the Effective Time, certificates representing Company Common Shares are presented to the Surviving Corporation, they shall be exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article 1.

     (e) Any Merger Consideration that remains unclaimed by the holders of Company Common Shares six months after the Effective Time shall be returned to the Surviving Corporation, upon demand, and any such holders who have not exchanged their Company Common Shares for the Merger Consideration in accordance with this Section prior to that time shall thereafter look only to the Surviving Company for payment of the Merger Consideration in respect of their Company Common Shares, subject to applicable abandoned property, escheat and other similar laws. Notwithstanding the foregoing, the Surviving Company shall not be liable to any former holder of Company Common Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or other similar laws. Any Merger Consideration remaining unclaimed by holders of Company Common Shares one day prior to such time as such amounts would otherwise escheat to or become property of any governmental entity shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled to such amounts.

     (f) Any Merger Consideration made available to the Exchange Agent pursuant to Section 1.3(a) to pay for Company Common Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation upon its demand.

     (g) MergerCo and the Company shall use all reasonable efforts to take all such action as may be necessary or appropriate in order to effectuate the Merger as promptly as possible, subject, in the case of the Company, to applicable fiduciary duties as provided in Section 5.3. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, immunities, powers and franchises of either of the Company or MergerCo, the officers and directors of the Surviving Corporation are fully authorized in the name of either of the Company or the MergerCo or otherwise to take, and shall take, all such action.

     SECTION 1.4. Dissenting Shares. Notwithstanding Section 1.2, Company Common Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Company Common Shares in accordance with Delaware Law ("DISSENTING SHARES") shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses its right to appraisal or it is determined that such holder does not have appraisal rights in accordance with Delaware Law. If after the Effective Time such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have an appraisal right, such Company Common Shares shall be treated as if they had been converted as of the Effective Time into a right to receive in exchange for each Company Common Share the Merger Consideration.

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

     SECTION 1.5. Stock Options. Except as otherwise agreed in writing prior to the Effective Time between MergerCo and the holder of any stock option, each stock option to purchase Company Common Shares outstanding at the Effective Time shall be adjusted such that the holder of any such option shall have the right, upon due exercise of such option (to the extent such option is then vested and exercisable), to receive from the Surviving Corporation an amount equal to the excess, if any, of the amount of the Merger Consideration over the applicable per share exercise price of such option for each Company Common Share such holder could have purchased had such holder exercised such option in full immediately prior to the Effective Time.

     SECTION 1.6. Transfer Taxes, etc. Except as set forth in Section 1.3(c), the Surviving Corporation shall bear and be responsible for the payment of all transfer, stamp, documentary, sales, use, registration and other similar Taxes (but excluding any federal, state, or local taxes measured by the income of the Person responsible for paying such Taxes) incurred in connection with the exchange of Company Common Shares for the Merger Consideration.

                                   ARTICLE 2

                           THE SURVIVING CORPORATION

     SECTION 2.1. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended to read in its entirety substantially in the form set forth in Exhibit A and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

     SECTION 2.2. By-laws. The by-laws of MergerCo in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

     SECTION 2.3. Directors and Officers. From and after the Effective Time, the directors and officers of MergerCo shall be the directors and officers of the Surviving Corporation.

     SECTION 2.4. Director and Officer Liability. The Surviving Corporation will indemnify and hold harmless the present and former officers and directors of the Company and its Subsidiaries (the "COVERED EMPLOYEES") in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's certificate of incorporation and bylaws in effect on the date hereof until any applicable statute of limitations has expired; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. For not less than two years after the Effective Time, MergerCo will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of the Company's policy in effect on the date hereof; provided that in satisfying its obligation under this Section, MergerCo shall not be obligated to pay premiums in excess of 150% of the amount per annum that the Company paid for this purpose in its last full fiscal year; but provided further, that MergerCo shall be obligated to provide such coverage as may be obtained for such amount. The provisions of this Section 2.4 are for the benefit of and may be enforced after the Effective Time by the Covered Employees.

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

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to MergerCo as follows:

     SECTION 3.1. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect.

     SECTION 3.2. Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement are within the Company's corporate powers and, except for any required approval by the Company's stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors' rights generally and to legal principles of general applicability governing the application and availability of equitable remedies.

     SECTION 3.3. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company require no action or waiting period by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law; (b) compliance with any applicable requirements of the Securities Act, the Exchange Act or any Blue Sky Laws; and
(c) compliance with those Laws, Regulations and Orders noncompliance with which would not reasonably be expected to have a Company Material Adverse Effect or to prevent, impair or result in significant delay of the consummation of the Merger.

     SECTION 3.4. Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of the Company or
(b) assuming effectuation of all filings and registrations with, the termination or expiration of any applicable waiting periods imposed by, and receipt of all Permits and Orders of, Governmental Authorities indicated as required in Section 3.3, (i) constitute a default under or give rise to (A) a right of termination, cancellation, acceleration, amendment or modification with respect to the Company or any of its Subsidiaries, (B) a loss of any benefit to which the Company or any of its Subsidiaries is entitled or (C) an increase in the obligations of the Company or any of its Subsidiaries, in each case, under any provision of any Material Contract of the Company or any of its Subsidiaries which, in any such case, individually or in the aggregate, would have a Company Material Adverse Effect, (ii) result in the creation or imposition of any material Lien (other than any Permitted Encumbrances) on any material asset of the Company or any of its Subsidiaries or (iii) violate or cause a breach under any Law, Regulation, Order or Permit applicable to the Company, its Subsidiaries and their respective assets except for any such matters that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

     SECTION 3.5. Capitalization. The authorized capital stock of the Company consists of 12,000,000 authorized Company Common Shares. As of the date of this Agreement, there were issued and outstanding 4,604,152 Company Common Shares and options to purchase an aggregate of 538,017 Company Common Shares. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section and except for changes since the date of this Agreement resulting from the exercise of employee stock options outstanding on such date, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, and

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

(iii) no options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Common Shares.

     SECTION 3.6. Subsidiaries. (a) Each of the Company's Subsidiaries is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all corporate or entity powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except to the extent the failure to have such licenses, authorizations, consents and approvals would not, individually or in the aggregate, have a Company Material Adverse Effect, and is duly qualified to do business as a foreign corporation or entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect.

     (b) The Company owns all of the issued and outstanding shares of capital stock of, or other equity interests in, each of the Subsidiaries of the Company (other than directors' qualifying shares), and such shares and interests have been duly authorized and are validly issued, and, with respect to capital stock, are fully paid and nonassessable, and were not issued in violation of any preemptive or similar rights of any past or present equity holder of such Subsidiary.

     SECTION 3.7. SEC Filings. (a) The Company has delivered to MergerCo (i) its annual reports on Form 10-K for its fiscal years ended June 30, 1996, 1997 and 1998, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended September 30, 1998, December 31, 1998 and March 31, 1999 ("COMPANY 10-Q"), (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since April 17, 1996, and (iv) all of its other reports, statements, schedules and registration statements filed with the Securities and Exchange Commission (the "SEC") since January 1, 1996 ("COMPANY SEC REPORTS").

     (b) As of its filing date, each such report or statement filed pursuant to the Exchange Act, and each registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     SECTION 3.8. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in its annual reports on Form 10-K and the quarterly reports on Form 10-Q referred to in Section 3.7 fairly present, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). For purposes of this Agreement, "COMPANY BALANCE SHEET" means the consolidated balance sheet of the Company as of March 31, 1999 set forth in the Company 10-Q and "COMPANY BALANCE SHEET DATE" means March 31, 1999. As of the date of this Agreement, there exist no liabilities or obligations of the Company and its Subsidiaries, whether accrued, absolute, contingent or threatened, which would be required to be reflected, reserved for or disclosed under generally accepted accounting principles in the financial statements of the Company as of and for the period ended March 31, 1999, other than (i) liabilities or obligations which are adequately reflected, reserved for or disclosed in the March 31, 1999 financial statements of the Company, (ii) liabilities incurred in the ordinary course of business since March 31, 1999 and (iii) such as would not have a Company Material Adverse Effect.

     SECTION 3.9. Disclosure Documents. (a) Each document required to be filed by the Company with the SEC in connection with the transactions contemplated by this Agreement, including, without limitation, the Schedule 13E-3 filing and proxy statement (the "PROXY STATEMENT") to be filed with the SEC in connection with the Merger and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, except that no warranty is made hereby with respect to any information supplied by MergerCo expressly for inclusion in the Proxy Statement.

     (b) At the time the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, and at the time such stockholders vote on adoption of this Agreement, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that no warranty is made hereby with respect to any information supplied by MergerCo for inclusion in the Proxy Statement.

     SECTION 3.10. Absence of Certain Changes. Except for this Agreement, from the Company Balance Sheet Date, the Company and its Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice and there has not been:

        (a) any event, occurrence or development (including the commencement of any action, suit or proceedings or, to the Knowledge of the Company, any investigation) of a state of circumstances or facts which, individually or together with other similar events, has had or reasonably would be expected to have a Company Material Adverse Effect;

        (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption (other than the receipt of Company Common Shares in payment of the exercise price of employee or director stock options and Taxes in respect of such exercise and other than the Company's regular quarterly dividend to be paid to stockholders of record on May 31, 1999) or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries;

        (c) any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries other than amendments to the terms of the existing credit facilities of the Company or its Subsidiaries or borrowings under such facilities;

        (d) any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

        (e) any creation or assumption by the Company or any of its Subsidiaries of any Lien (other than Permitted Encumbrances) on any material asset of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practices;

        (f) any making of any loan, advance or capital contribution to or investment in any Person other than loans, advances or capital contributions to or investments in wholly-owned Subsidiaries made in the ordinary course of business consistent with past practices;

        (g) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its Subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

        (h) any transaction or commitment made, or any contract or agreement entered into, by the Company or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any of its Subsidiaries of any contract or other right, in either case, material to the Company and its Subsidiaries taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practice and those contemplated by this Agreement;

        (i) any change in any method of accounting or accounting practice by the Company or any of its Subsidiaries, whether or not any such change is required by reason of a concurrent change in generally accepted accounting principles;

        (j) any (iv) grant of any severance or termination pay to any director, officer or employee of the Company or any of its Subsidiaries, (v) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries, (vi) increase in benefits payable under any existing severance or termination pay policies or employment agreements or (vii) increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its Subsidiaries except for such grants, payments, increases or changes in the ordinary course of business consistent with past practice; or

        (k) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries, which employees were not subject to a collective bargaining agreement at the Company Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees, which in any such case would reasonably be expected to have a Company Material Adverse Effect.

During the period from March 31, 1999, neither the Company nor any of its Subsidiaries has engaged in any conduct that is proscribed during the period from the date of this Agreement to the Effective Time by Section 5.2 or agreed in writing during such period prior to the date of this Agreement to engage in any such conduct.

     SECTION 3.11. Litigation; Compliance. (a) There is no action, suit or proceeding pending against, or (to the Knowledge of the Company) threatened against or affecting, or (to the Knowledge of the Company) any pending investigation against, the Company or any of its Subsidiaries or any of their respective properties before any court or arbitrator or any governmental body, agency or official which would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated by this Agreement.

     (b) The Company and its Subsidiaries are in substantial compliance with all applicable Laws and Regulations and are not in default with respect to any Order applicable to the Company or any of its Subsidiaries, except such events of noncompliance or defaults that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

     SECTION 3.12. Taxes. (a) The Company and its Subsidiaries have timely filed all required United States federal, state, local and foreign and other Tax Returns and such Tax Returns are true, complete and correct, and the Company and its Subsidiaries have timely paid and discharged all Taxes due in connection with or with respect to the periods or transactions covered by such Tax Returns and have paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings (to the extent that any such proceedings are required) and there are no other Taxes that would be due if asserted by a taxing authority, except Taxes with respect to which the Company is maintaining reserves to the extent required by generally accepted accounting principles, except where the failure of any of the foregoing to be true would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as does not involve or would not result in liability to the Company or any of its Subsidiaries that would reasonably be expected to have a Company Material Adverse Effect, (i) there are no Tax Liens on any assets of the Company or any of its Subsidiaries (other than Permitted Encumbrances); and (ii) there is no written claim against the Company or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted or proposed with respect to any Tax Return. The accruals and reserves (including deferred taxes) reflected in the Company Balance Sheet are in all material respects adequate to cover all Taxes accruable through the date thereof (including interest and penalties, if any, thereon and Taxes being contested) in accordance with generally accepted accounting principles.

     (b) Neither the Company nor any of its Subsidiaries is obligated under any agreement with respect to industrial development bonds or other obligations with respect to which the excludability from gross income of the holder for federal or state income tax purposes could be affected by the transactions contemplated by this Agreement, and to the Knowledge of the Company, neither the Company nor any of its Subsidiaries owns any property of a character, the indirect transfer of which, as a consequence of the Merger, would give rise to any material documentary, stamp or other transfer tax.

     (c) The Company is not a United States real property holding corporation (as defined in Section 897(c)(2) of the Code).

     SECTION 3.13. ERISA. (a) Each Company Employee Plan has been administered and is in compliance with the terms of such plan and all applicable laws, rules and regulations where the failure thereof would result in liability that would be reasonably expected to have a Company Material Adverse Effect. Each Company Employee Plan intended to be qualified has received a favorable determination from the IRS and, to the Company's Knowledge, nothing has occurred since that would adversely affect such qualification. No litigation or administrative or other proceeding involving any Company Employee Plans has occurred or, to the Company's Knowledge, is threatened where an adverse determination would result in liability that would be reasonably expected to have a Company Material Adverse Effect. The Company has not contributed to any "multiemployer plan", within the meaning of section 3(37) of ERISA. No condition exists and no event has occurred that would be expected to constitute grounds for termination of any Company Employee Plan and neither the Company nor any of its affiliates has incurred any liability arising in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA. For purpose of this Section, "AFFILIATE" of any Person means any other Person which, together with such Person, would be treated as a single employer under Section 414 of the Code.

     (b) Each enforceable employment, severance or other similar contract, arrangement or policy and each plan or arrangement providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not a Company Employee Plan, (ii) is entered into, maintained or contributed to, as the case may be, by the Company or any of its affiliates and (iii) covers any employee or former employee of the Company or any of its affiliates (a "COMPANY EMPLOYEE ARRANGEMENT") has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Company Employee Arrangement except for failures to comply which, singly or in the aggregate, would not have a Company Material Adverse Effect.

     (c) The Company has not established, and does not maintain, any post-retirement benefits for its employees, including but not limited to post-retirement life insurance or post-retirement medical.

     (d) Other than stock option agreements with Howard Morgan and Philip Shires, the Company has no agreements that provide for the payment of income or the provision of benefits (including vesting, entitlement, receipt, creation or transfer of any rights, privileges, income or title to property or beneficial ownership) to any employees of the Company as a result of a change of control of the Company.

     SECTION 3.14. Permits. To the Knowledge of the Company, the Company and its Subsidiaries have all Permits as are necessary to carry on their businesses as currently conducted, except for any such Permits for which the Company has made due application and except for any such Permits that the failure to possess which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has not received notice from any Governmental Authority (i) that such Permits are not in full force and effect or have been violated, in either case in any respect that would reasonably be expected to have a Company Material Adverse Effect or (ii) threatening to suspend, revoke or suspend any such Permits which, in any such case, would reasonably be expected to have a Company Material Adverse Effect.

     SECTION 3.15. Required Stockholder Vote. The affirmative vote by stockholders of the Company Common Shares of the Company representing a majority of the outstanding Company Common Shares is the only vote of the Company stockholders required by Law for the adoption and approval of this Agreement, the Merger and the transactions contemplated by this Agreement.

     SECTION 3.16. Finders' Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from MergerCo or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. The parties acknowledge that the Special Committee has retained the Financial Advisor as financial advisor and that the fees and expenses of the Financial Advisor will be paid by the Company.

     SECTION 3.17. Environmental Matters. Except for matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (a) to the Knowledge of the Company, the properties, operations and activities of the Company and its Subsidiaries are in compliance with all applicable Environmental Laws; (b) the Company and its Subsidiaries and the properties and operations of the Company and its Subsidiaries are not subject to any existing, pending or, to the Knowledge of the Company, threatened action, suit, or proceeding by or before any Court or Governmental Authority under any Environmental Law; and (c) all Permits, if any, required to be obtained or filed by the Company or any of its Subsidiaries under any Environmental Law in connection with the business of the Company and its Subsidiaries have been obtained or filed and are valid and currently in full force and effect.

     SECTION 3.18. Restrictions on Business Activities. Except for this Agreement, there is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted by the Company, except for any prohibition or impairment as would not reasonably be expected to have a Company Material Adverse Effect.

     SECTION 3.19. Property. The Company or its Subsidiaries, individually or together, hold under valid lease agreements all real and personal properties reflected in the Company 10-K or the Company 10-Q as being held under capitalized leases, and all real and personal property that is subject to the operating leases to which reference is made in the notes to the Company 10-K or the Company 10-Q, and enjoy peaceful and undisturbed possession of such properties under such leases, other than (i) any properties as to which such leases have terminated in the ordinary course of business since the date of the Company 10-K or the Company 10-Q and (ii) any matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

     SECTION 3.20. Interested Party Transactions. Except as a result of the transactions contemplated by this Agreement or the Company SEC Reports, since October 23, 1998 (the date of the Company's 1998 proxy statement), no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC.

     SECTION 3.21. Insurance. All insurance policies maintained by the Company or any of its Subsidiaries (i) are with reputable insurance carriers, (ii) provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets and
(iii) are in character and amount at least equivalent to that carried by entities engaged in similar businesses and subject to the same or similar perils or hazards.

     SECTION 3.22. Opinion of Financial Advisor. The Special Committee has received an opinion dated May 14, 1999 of the Financial Advisor, that, as of such date, the Merger Consideration was fair to the Company's stockholders from a financial point of view.

     SECTION 3.23. Intellectual Property. (a) The Company and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are used in the business of the Company and its Subsidiaries as currently conducted, except as would not reasonably be expected to have a Company Material Adverse Effect.

     (b) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which the Company is authorized to use any Third-Party Intellectual Property Rights; (ii) no claims with respect to the Company Intellectual Property Rights, any trade secret material to the Company, or Third-Party Intellectual Property Rights to the extent arising out of any use, reproduction or distribution of such Third-Party Intellectual Property Rights by or through the Company or any of its Subsidiaries, are currently pending or, to the Knowledge of the Company, are overtly threatened by any Person; and (iii) to the Company's Knowledge, there are no valid grounds for any bona fide claims (A) to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale license by the Company or any of its Subsidiaries infringes on any Third-Party Intellectual Property Right; (B) against the use by the Company or any of its Subsidiaries of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the business of the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted; (C) challenging the ownership, validity or effectiveness of any part of the Company Intellectual Property Rights or other trade secret material to the Company, or (D) challenging the license or legally enforceable right to use of the Third-Party Intellectual Rights by the Company or any of its Subsidiaries.

     (c) (i) all patents, registered trademarks and copyrights held by the Company and its Subsidiaries are valid and subsisting, except as would not reasonably be expected to have a Company Material Adverse Effect, and (ii) to the Company's Knowledge, there is no material unauthorized use, infringement or misappropriation of any of the Company Intellectual Property by any third party, including any employee or former employee of the Company or any of its Subsidiaries.

     SECTION 3.24. Material Contracts. All Material Contracts relating to the Company or any of its Subsidiaries are in full force and effect, the Company and its Subsidiaries have performed their obligations thereunder to date and, to the Knowledge of the Company, each other party thereto has performed its obligations thereunder to date, other than any failure of a Material Contract to be in full force and effect or any nonperformance thereof that would not reasonably be expected to have a Company Material Adverse Effect.

     SECTION 3.25. Takeover Statutes. The action of the Board of Directors of the Company in approving the Merger and this Agreement for purposes of Section 203 of the Delaware Law is sufficient to render inapplicable to the Merger and this Agreement (and the transactions provided for herein) the provisions of
Section 203 of the Delaware Law.

                                   ARTICLE 4

                   REPRESENTATIONS AND WARRANTIES OF MERGERCO

     MergerCo hereby represents and warrants to the Company as follows:

     SECTION 4.1. Corporate Existence and Power. MergerCo is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, and has all corporate or entity powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, except to the extent the failure to have such licenses, authorizations, consents and approvals would not, individually or in the aggregate, be reasonably expected to prevent, impair or result in significant delay of the consummation of the Merger. MergerCo is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, be reasonably expected to prevent, impair or result in significant delay of the consummation of the Merger.

     SECTION 4.2. Corporate Authorization. The execution, delivery and performance of this Agreement by MergerCo and the consummation by MergerCo of the transactions contemplated by this Agreement are within MergerCo's corporate powers and have been duly authorized by all necessary corporate or other action.

This Agreement constitutes the valid and binding agreement of MergerCo, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors' rights generally and to legal principles of general applicability governing the application and availability of equitable remedies.

     SECTION 4.3. Governmental Authorization. The execution, delivery and performance by MergerCo of this Agreement and the consummation of the transactions contemplated by this Agreement by MergerCo require no action or waiting period by or in respect of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law; (b) compliance with any applicable requirements of the Securities Act, the Exchange Act or any Blue Sky Laws; and
(c) compliance with those Laws, Regulations and Orders noncompliance with which would reasonably be expected to prevent, impair or result in significant delay of the consummation of the Merger.

     SECTION 4.4. Non-Contravention. The execution, delivery and performance by MergerCo of this Agreement and the consummation by MergerCo of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws or other organizational documents of MergerCo or (b) assuming effectuation of all filings and registrations with, the termination or expiration of any applicable waiting periods imposed by, and receipt of all Permits and Orders of, Governmental Authorities indicated as required in Section 4.3, (i) constitute a default under or give rise to (A) a right of termination, cancellation, acceleration, amendment or modification with respect to any assets or liabilities of MergerCo,
(B) a loss of any benefit to which MergerCo is entitled or (C) an increase in the obligations of MergerCo, in each case under any provision of any Material Contract of MergerCo, which, in any such case, individually or in the aggregate, would prevent, impair or result in significant delay of the consummation of the Merger, (ii) result in the creation or imposition of any material Lien (other than a Permitted Encumbrance) on any material assets of MergerCo or (iii) violate or cause a breach under any Law, Regulation, Order or Permit applicable to MergerCo, except for any such matters that would not reasonably be expected, individually or in the aggregate, to prevent, impair or result in significant delay of the consummation of the Merger.

     SECTION 4.5. Disclosure Documents. At the time the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, the information supplied by MergerCo for inclusion in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     SECTION 4.6. Finders' Fees. There is no investment banker, broker, finder or other intermediary which has been retained by, or is authorized to act on behalf of, MergerCo who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

     SECTION 4.7. Litigation. There is no action, suit or proceeding pending against, or (to the Knowledge of MergerCo) threatened against or affecting, or (to the Knowledge of MergerCo) any pending investigation against MergerCo or any of its properties before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated by this Agreement.

                                   ARTICLE 5

                            COVENANTS OF THE COMPANY

     SECTION 5.1. Affirmative Covenants of the Company. Except as expressly contemplated by this Agreement or consented to in writing by MergerCo, during the period from the execution of this Agreement by the Company to the Effective Time, the Company will, and will cause its Subsidiaries to:

        (a) operate their businesses in all material respects in the usual and ordinary course consistent with past practices;

        (b) use all reasonable efforts to preserve substantially intact their business organizations, maintain the rights and franchises that are material to the Company, retain the services of their officers and maintain the relationships with the customers and suppliers that are material to the Company;

        (c) use all reasonable efforts to sell all obsolete inventory so as to realize the value of the Company's deferred tax assets, and maintain supplies and other inventories in quantities deemed appropriate by the Company;

        (d) maintain and keep the properties and assets that are material to the Company in as good repair and condition in all material respects as on the date of this Agreement, ordinary wear and tear excepted;

        (e) use all commercially reasonable efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that set forth in Section 3.21; and

        (f) use all commercially reasonable efforts to comply in all material respects with all applicable Laws, Regulations and Orders.

     SECTION 5.2. Negative Covenants of the Company. Except as expressly contemplated by this Agreement, or otherwise consented to in writing by MergerCo, from the execution of this Agreement by the Company until the Effective Time, the Company will not, and will not permit any of its Subsidiaries to:

        (a) adopt or propose any change in the certificate of incorporation or bylaws of the Company or any of its Subsidiaries;

        (b) (i) acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other Person, (ii) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse or otherwise become responsible for the obligations of any other Person or make any loans or advances, except in each case in the ordinary course of business and consistent with past practice, (iii) make or authorize any capital expenditures other than capital expenditures in accordance with the Company's existing capital plan, capital expenditures to repair or replace casualty losses or other capital expenditures in the ordinary course of the Company's business or (iv) enter into or amend in any material respect any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 5.2(b);

        (c) sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments, (ii) in the ordinary course consistent with past practice, and (iii) as contemplated or permitted by this Agreement;

        (d) (i) take or agree or commit to take any action that would make any warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time such that the conditions set forth in
     Section 7.2(a) would not be satisfied or (ii) omit or agree or commit to omit to take any action necessary to prevent any such warranty from being inaccurate in any respect at any such time such that the conditions set forth in Section 7.2(a) would not be satisfied;

        (e) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (other than the Company's regular quarterly cash dividend to stockholders of record on

     May 31, 1999 and other than cash dividends and distributions by a wholly owned Subsidiary of the Company to the Company or to a Subsidiary, all of the capital stock of which is owned directly or indirectly by the Company), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities or any securities of its Subsidiaries;

        (f) adopt any change in executive compensation except in the ordinary course consistent with past practices or adjust or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee (except as contemplated by this Agreement or as required to comply with ERISA or to continue then existing tax and securities law status);

        (g) revalue in any material respect any significant portion of its assets, including, without limitation, writing down the value of inventory in any material manner or writing-off of notes or accounts receivable in any material manner except as required by generally accepted accounting principles;

        (h) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company referred to in Section 3.8 or incurred in the ordinary course of business, consistent with past practices;

        (i) make any tax election with respect to or settle or compromise any material income tax liability;

        (j) offer, sell, issue or grant, or authorize the offering, sale, issuance or grant, of any shares of capital stock of, or other equity interests in, any securities convertible into or exchangeable for any shares of capital stock of, or other equity interests (or phantom equity interests) in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests (or phantom equity interests) in, the Company or any of its Subsidiaries (other than the issuance of Company Common Shares upon the exercise of outstanding options);

        (k) grant any Lien (except Permitted Encumbrances) with respect to any material assets including any shares of capital stock of, or other equity interests in, any Subsidiary of the Company;

        (l) (i) change any of its policies or practices with respect to business transactions between the Company and its Subsidiaries, on the one hand, and the Company's Affiliates (other than the Company and its Subsidiaries), on the other hand, (ii) change any of its methods of accounting in effect at March 31, 1999 except as may be required to comply with generally accepted accounting principles, or (iii) change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending June 30, 1998, except, in each case, as may be required by Law;

        (m) except to the extent the Board of Directors of the Company deems it necessary to do so in the exercise of its fiduciary obligations to its stockholders, adopt any shareholder rights plan;

        (n) enter into or adopt any agreements or arrangements that provide for the payment of income or the provision of benefits (including vesting, entitlement, receipt, creation or transfer of any rights, privileges, income or title to property or beneficial ownership) to employees of the Company as a result of a change of control of the Company; or

        (o) agree or commit to do any of the foregoing.

     SECTION 5.3. No Solicitation. From and after the date of this Agreement, the Company will not, and will not authorize or permit any of the officers, directors, employees, agents and other representatives of the Company and its Subsidiaries (collectively, the "REPRESENTATIVES") to, directly or indirectly, solicit, encourage or initiate any Acquisition Proposal or negotiate with any prospective buyer in connection therewith; provided, however, that (a) nothing herein shall restrict the Company from filing a Current Report on Form 8-K describing this Agreement, the Merger and the transactions contemplated by this Agreement and by any other agreements being entered into by the Company on the date of this Agreement (which filing may include this Agreement as an exhibit) promptly after the date of this Agreement or from complying with its obligations under the Securities Act, the Exchange Act and any other applicable Law; (b) the Company's Board of Directors and/or the Special Committee may authorize the Company to engage in discussions or negotiations with any Person who (without any solicitation or initiation, directly or indirectly, by the Company or any Representative after the date of this Agreement) seeks to initiate such discussions or negotiations and may furnish such third party information concerning and access to the Company and its Subsidiaries and their respective businesses, properties and assets, and the Company's Board of Directors and/or the Special Committee may direct the Company's Representatives to cooperate with and be available to consult with any such Person; provided that in the case of this clause (b), the Company's Board of Directors and/or the Special Committee shall have determined in the exercise of its fiduciary duties that such action is in the best interests of the Company's stockholders, (c) following receipt of an Acquisition Proposal that is financially superior to the Merger (as determined in good faith by the Company's Board of Directors), the Board of Directors of the Company may withdraw, modify or not make its recommendation in favor of the Merger; provided that in the case of this clause (c), the Company's Board of Directors shall have concluded in good faith that such action is necessary in order for the Company's Board of Directors to act in a manner that is consistent with its fiduciary obligations under applicable law, and (d) the Company's Board of Directors may take and disclose to the Company's stockholders any position required under the Exchange Act; provided that, in each case referred to in the foregoing clauses (a), (b), (c) and (d), the Company shall not engage in negotiations with, or disclose any nonpublic information to, any Person unless it receives from such Person an executed confidentiality agreement on terms and conditions deemed to be appropriate and in the Company's best interests by the Board of Directors and its counsel and financial advisors. The Company shall immediately cease and cause to be terminated any existing solicitation of, and any discussion or negotiation conducted prior to the date of this Agreement by the Company or any of the Company's Representatives with respect to any Acquisition Proposal. Except to the extent the Company's Board of Directors or the Special Committee deems it necessary not to do so in the exercise of its fiduciary obligations to its stockholders, the Company will promptly notify MergerCo of the receipt of any Acquisition Proposal (in any event not less than two business days prior to entering into any agreement in connection with the Acquisition Proposal), including the identity of the Person or group making such Acquisition Proposal and the material terms and conditions of such Acquisition Proposal; provided that, except to the extent the Company's Board of Directors deems it necessary not to do so in the exercise of its fiduciary obligations to its stockholders, in no event shall the Company enter into a definitive agreement in connection with the Acquisition Proposal less than five business days after the Company's initial notification to MergerCo of an inquiry or proposal relating to an Acquisition Proposal. Within the two-business-day or five-business-day period referred to above, if any, MergerCo may propose an improved transaction.

     SECTION 5.4. Settlement of Certain Claims. Without the prior written agreement of MergerCo, prior to the Effective Time, the Company shall not settle or compromise any claim brought by any present, former or purported holder or owner of Company Common Shares or other securities of the Company, or by any other Person, which relates to or seeks to challenge or enjoin the transactions contemplated by this Agreement.

     SECTION 5.5. Antitakeover Statutes. If any takeover statute is or may become applicable to the transactions contemplated by this Agreement, the Company and the members of its Board of Directors shall use all reasonable efforts to grant such approvals and to take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any takeover statute on any of the transactions contemplated by this Agreement.

     SECTION 5.6. Access to Information. From the date of this Agreement until the Effective Time, the Company shall (i) afford MergerCo and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, including environmental engineers (collectively, the "MERGERCO REPRESENTATIVES"), reasonable access at reasonable times, upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof and (ii) furnish promptly to MergerCo and the MergerCo Representatives such information concerning the business, properties, contracts, records and personnel of the Company and its Subsidiaries (including financial, operating and other data and information) as may be reasonably requested, from time to time, by MergerCo.

                                   ARTICLE 6

                            COVENANTS OF EACH PARTY

     Each party agrees that:

     SECTION 6.1. Reasonable Efforts. (a) Subject to the terms and conditions of this Agreement, each party shall use, and shall cause each of its respective Subsidiaries to use, all commercially reasonable efforts (i) to take, or to cause to be taken, all appropriate action, and to do, or to cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement,
(ii) to obtain from any Governmental Authorities any Licenses, Permits or Orders required to be obtained by such party or any of its Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the performance of its obligations hereunder and (iii) to make all necessary filings and thereafter to make promptly any other required submissions, with respect to this Agreement required under any other applicable Law, Regulation or Order; provided, that the Company and MergerCo shall cooperate with each other in connection with the making of all such filings and in supplying any information requested supplementally or by second request from any Governmental Authority.

     (b) The parties agree to cooperate and to cause their respective Subsidiaries to cooperate with respect to, and agree to use all commercially reasonable efforts vigorously to contest and resist and to have vacated, lifted, reversed or overturned, any action, including legislative, administrative or judicial action, including any Order (whether temporary, preliminary or permanent) of any Governmental Authority, that is in effect and that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement. Each of the parties also agrees to take any and all commercially reasonable actions that may be required by any Governmental Authority as a condition to the granting of any Permit or Order required in order to permit the consummation of the transactions contemplated by this Agreement or as may be required to vacate, lift, reverse or overturn any administrative or judicial action that would otherwise cause any condition to the Effective Time not to be satisfied; provided, however, that in no event shall either party be required to take any action that could reasonably be expected to have a Company Material Adverse Effect or to result in a breach of this Agreement.

     (c) Each of the parties shall use, and shall cause its Subsidiaries to use, all commercially reasonable efforts to obtain from all Persons (other than Governmental Authorities) all consents that are (i) necessary, proper or advisable or (ii) otherwise required under any contracts, licenses, leases, easements or other agreements to which such party or any of its Subsidiaries is a party or by which it is bound, in order to permit such party to perform its obligations hereunder.

     (d) If any party shall fail to obtain any third party consent described in
Section 6.1(c), such party shall use all commercially reasonable efforts, and shall take any such actions reasonably requested by the other parties, to limit the adverse effect upon the Company and its Subsidiaries, and MergerCo and its Subsidiaries, and each of their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

     (e) Upon learning thereof, each party shall promptly notify the other parties of (i) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) from or by any Governmental Authorities with respect to the transactions contemplated by this Agreement or
(ii) the institution or the threat of litigation involving this Agreement or the transactions contemplated by this Agreement.

     SECTION 6.2. Public Announcements. Each party will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated by this Agreement and, except as may be required by applicable Law or regulations of the NASDAQ National Market, will not issue any such press release or make any such public statement prior to such consultation; provided, however, that following the execution hereof the Company and MergerCo may issue a press release mutually acceptable to both parties.

     SECTION 6.3. Notification of Certain Matters. Each party shall use all commercially reasonable efforts to give prompt notice to the other parties of
(i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any warranty contained in this Agreement to be materially untrue or inaccurate, or (ii) any failure of any party materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the parties receiving such notice; and provided further that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 7.2(a) or 7.3(a) hereof unless the failure to give such notice results in material prejudice to the other parties.

     SECTION 6.4. Proxy Statement; Stockholder Meeting. (a) As promptly as practicable after the execution of this Agreement, the Company and MergerCo shall prepare, and the Company shall file with the SEC, the preliminary Proxy Statement relating to the adoption of this Agreement and approval of the transactions contemplated by this Agreement by the stockholders of the Company, subject to Section 5.3. As promptly as practicable after all comments are received from the SEC on the preliminary Proxy Statement and after the furnishing by the Company and MergerCo of all information required to be contained therein, the Company shall file with the SEC a revised definitive Proxy Statement, subject to Section 5.3.

     (b) Subject to Section 5.3, the Company shall cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after the SEC completes its review process in connection with the Proxy Statement for the purpose of voting on the approval and adoption of this Agreement and the Merger and will (i) thereafter mail to its stockholders as promptly as practicable the Proxy Statement, (ii) include in the Proxy Statement the Board's recommendation set forth in Section 1.1(f), (iii) use all commercially reasonable efforts to obtain the necessary approval by its stockholders of this Agreement and the transactions contemplated by this Agreement and (iv) otherwise comply with all legal requirements applicable to such meeting.

                                   ARTICLE 7

                                   CONDITIONS

     SECTION 7.1. Conditions to the Obligations of Each Party. The obligations of the Company and MergerCo to consummate the Merger are subject to the satisfaction of the following conditions:

        (a) this Agreement and the Merger shall have been adopted and approved by the stockholders of the Company in accordance with the Delaware Law;

        (b) no provision of any existing law or regulation and no judgment, injunction, order or decree shall prohibit or threaten to prohibit the consummation of the Merger or the other transactions contemplated by this Agreement;

        (c) all material actions by or in respect of or filings with any governmental body, agency, official or authority required to permit the consummation of the Merger and the other transactions contemplated by this Agreement shall have been obtained;

        (d) there shall not be pending any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, domestic or foreign, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, or any other legal restraint,
     (i) preventing or seeking to prevent consummation of the Merger or the other transactions contemplated by this Agreement, (ii) prohibiting or seeking to prohibit or limiting or seeking to limit any party from exercising all material rights and privileges pertaining to its ownership of the Company or any of its Subsidiaries, or (iii) compelling or seeking to compel MergerCo, the Company or any of their Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), in each case as a result of the Merger or the other transactions contemplated by this Agreement, nor shall there be any threat of any matter of a type referred to in clauses (ii) or (iii) above which would reasonably be expected to have a Company Material Adverse Effect; and

        (e) no statute, rule, regulation or order shall be enacted, entered, proposed, enforced or deemed applicable to the Merger which makes the consummation of the transactions contemplated by this Agreement illegal.

     SECTION 7.2. Conditions to the Obligations of MergerCo. The obligations of MergerCo to consummate the Merger and the other transactions contemplated by this Agreement, are subject to the satisfaction of the following further conditions:

        (a) (i) the Company shall have performed in all material respects all of its obligations under this Agreement required to be performed by it at or prior to the Effective Time, and (ii) except for such inaccuracies or omissions the consequences of which do not singly or in the aggregate constitute a Company Material Adverse Effect, the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true in all respects at and as of the Effective Time as if made at and as of such time (except to the extent such representation and warranty is made as of an earlier date, in which case the representation and warranty shall be true in all respects as of such date) and MergerCo shall have received a certificate signed by the Chairman or the Chief Financial Officer of the Company to the foregoing effect;

        (b) all consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by the Company for the consummation by it of the transactions contemplated by this Agreement shall have been obtained and made by the Company, except where the failure to receive such consents, etc. would not reasonably be expected to have a Company Material Adverse Effect;

        (c) MergerCo shall have received all documents it may reasonably request relating to the Company and its authority to enter into this Agreement, all in form and substance satisfactory to MergerCo;

        (d) MergerCo shall have received the financing necessary to consummate the transactions contemplated by this Agreement and to fund the working capital needs of the Surviving Corporation, on terms and conditions reasonably acceptable to MergerCo; and

        (e) no more than 5% of the Company Common Shares shall be Dissenting Shares.

     SECTION 7.3. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

        (a) (i) MergerCo shall have performed in all material respects all of its obligations under this Agreement required to be performed by it at or prior to the Effective Time, and (ii) except for such inaccuracies or omissions the consequences of which would not singly or in the aggregate reasonably be expected to impede the receipt of the Merger Consideration by the Company's stockholders, the representations and warranties of MergerCo contained in this Agreement and in any certificate or other writing delivered by MergerCo pursuant hereto shall be true in all respects at and as of the Effective Time as if made at and as of such time (except to the extent such representation and warranty is made as of an earlier date, in which case the representation and warranty shall be true in all respects as of such date) and the Company shall have received a certificate signed by the President, any Vice President or the Treasurer of MergerCo to the foregoing effect;

        (b) all consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by MergerCo for the consummation by it of the transactions contemplated by this Agreement shall have been obtained and made by MergerCo, except where the failure to receive such consents, etc. would not reasonably be expected to impede the receipt of the Merger Consideration by the Company's stockholders; and

        (c) the Company shall have received all documents it may reasonably request relating to the authority of MergerCo for this Agreement, all in form and substance satisfactory to the Company.

                                   ARTICLE 8

                                  TERMINATION

     SECTION 8.1. Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

        (a) by mutual written consent of the Company and MergerCo;

        (b) by either the Company or MergerCo, if the Merger has not been consummated within six months of the date of this Agreement;

        (c) by either the Company or MergerCo, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining MergerCo or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable;

        (d) by MergerCo, if any Person, entity or Group other than MergerCo and its Affiliates shall have increased its beneficial ownership (calculated in accordance with Rule 13d-3 under the Exchange Act) of Company Common Shares by an amount equal to 15% or more of the outstanding Company Common Shares compared with its level of ownership on the date of this Agreement;

        (e) (i) by MergerCo if any representation and warranty of the Company set forth in this Agreement shall be untrue when made such that the condition set forth in Section 7.2(a) would not be satisfied; provided that, if such warranty is curable prior to the date 60 days after notice to the Company by MergerCo of such breach, through the exercise by the Company of its reasonable best efforts, so that the condition in Section 7.2(a) would be satisfied, and for so long as the Company continues to exercise such reasonable best efforts, MergerCo will not have the right to terminate this Agreement under this Section, or (ii) by the Company if any representation and warranty of MergerCo set forth in this Agreement shall be untrue when made such that the condition set forth in Section 7.3(a) would not be satisfied; provided that, if such warranty is curable prior to the date 60 days after notice to MergerCo by the Company of such breach, through the exercise by MergerCo of its reasonable best efforts, so that the condition in Section 7.2(a) would be satisfied, and so long as MergerCo continues to exercise such reasonable best efforts, the Company will not have the right to terminate this Agreement under this Section;

        (f) (i) by MergerCo upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement such that the condition set forth in Section 7.2(a) would not be satisfied; provided that, if such breach is curable prior to the date 60 days after notice to the Company by MergerCo of such breach, through the exercise by the Company of its reasonable best efforts, so that the condition in Section 7.2(a) would be satisfied, and for so long as the Company continues to exercise such reasonable best efforts, MergerCo will not have the right to terminate this Agreement under this Section, or (ii) by the Company upon a breach of any covenant or agreement on the part of MergerCo set forth in this Agreement such that the condition set forth in Section 7.3(a) would not be satisfied; provided that, if such breach is curable prior to the date 60 days after notice to MergerCo by the Company of such breach, through the exercise by MergerCo of its reasonable best efforts, so that the condition in Section 7.3(a) would be satisfied, and for so long as MergerCo continues to exercise such reasonable best efforts, the Company will not have the right to terminate this Agreement under this Section;

        (g) by MergerCo (i) if the Board of Directors of the Company shall have withdrawn or modified or amended, in a manner adverse in any material respect to MergerCo, its approval of this Agreement and the Merger or its recommendation set forth in Section 1.1(f), (ii) if the Board of Directors of the Company shall have approved, recommended or endorsed any Acquisition Proposal other than the Merger, or (iii) if the Company shall have failed to call the Company Stockholders Meeting within a reasonable time after completion of the SEC review process or shall have failed as promptly as reasonably practicable thereafter to mail the Proxy Statement to its stockholders or (iv) if the Company shall have failed to include in such Proxy Statement the recommendation referred to above;

        (h) by the Company if (i) its Board of Directors determines in good faith that an Acquisition Proposal is financially superior to the transactions contemplated by this Agreement and is reasonably capable of being financed, (ii) the Company has complied with the requirements of
     Section 5.3, (iii) concurrently with such termination, the Company makes all payments required by Section 8.3(b), and (iv) concurrently with such termination, the Company enters into a definitive agreement to effect the financially superior Acquisition Proposal; and

        (i) by MergerCo or the Company if, at a duly held stockholders meeting of the Company or any adjournment thereof at which this Agreement and the Merger is voted upon, the requisite stockholder adoption and approval shall not have been obtained.

The party desiring to terminate this Agreement pursuant to clauses 8.1(b) through 8.1(i) shall give written notice of such termination to the other parties in accordance with Section 9.1.

     SECTION 8.2. Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except for liability or damages resulting from a willful breach of this Agreement and except that the agreements contained in this Section 8.2 and in Sections 6.6 and 8.3 and Article 9 shall survive the termination hereof.

     SECTION 8.3. Certain Fees. (a) Except as provided in Section 8.3(b), all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

     (b) So long as MergerCo shall not have materially breached its warranties or obligations under this Agreement, the Company agrees to pay MergerCo a fee in immediately available funds equal to MergerCo's Expenses in the following circumstances and at the following times only:

        (i) promptly, but in no event later than two business days after the termination by MergerCo of this Agreement pursuant to Section 8.1(e), (f) or (g);

        (ii) concurrently with any termination of this Agreement by the Company pursuant to Section 8.1(h); and

        (iii) if (A) any Acquisition Proposal shall have been made prior to the termination of this Agreement, (B) either MergerCo or the Company subsequently terminates this Agreement pursuant to Section 8.1(a), (b) or
     (d), (C) MergerCo shall not have breached any representation and warranty, covenant or agreement set forth in this Agreement in any material respect,
     (D) within 12 months after the termination of this Agreement, the Company shall have entered into an agreement to consummate a transaction contemplated by an Acquisition Proposal, and (E) such transaction shall subsequently be consummated, then such payment to be made upon such acquisition of Company Common Shares or the consummation of such Acquisition Proposal.

                                   ARTICLE 9

                                 MISCELLANEOUS

     SECTION 9.1. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given:

        if to MergerCo, to:

        Philip W. Shires
        KE Acquisition Corp.
        2945 Wilderness Place
        Boulder, CO 80301
        Telecopy: (303) 440-9600

        with a copy to:

        Thomas R. Stephens
        Bartlit Beck Herman Palenchar & Scott
        The Kittredge Building
        511 Sixteenth Street, Suite 700
        Denver, CO 80202
        Telecopy: (303) 592-3140

        if to the Company, to:

        Chairman, Kentek Information
        Systems, Inc.
        2945 Wilderness Place
        Boulder, CO 80301
        Telecopy: (303) 440-9600

        with a copy to:

        James H. Carroll
        Cooley Godward LLP
        2595 Canyon Blvd, Suite 250
        Boulder, CO 80301
        Telecopy: (303) 546-4099

or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section.

     SECTION 9.2. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the Merger Consideration, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     SECTION 9.3. Rules of Construction. Unless the context otherwise requires, as used in this Agreement: (i) all defined terms used herein and not otherwise defined have the meanings assigned to such terms in Annex I hereto, (ii) an accounting term not otherwise defined has the meaning ascribed to it in accordance with generally accepted accounting principles; (iii) "or" is not exclusive; (iv) "including" means "including, without limitation," (v) words in the singular include the plural and words in the plural include the singular, and (vi) masculine pronouns shall be deemed to include the feminine counterpart and vice versa.

     SECTION 9.4. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

     SECTION 9.5. Governing Law; etc. (a) Governing Law. The terms of this Agreement shall be construed in accordance with and governed by the law of the State of Delaware (without regard to principles of conflict of laws).

     (b) Jurisdiction. Each of the parties hereto agrees that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement may be brought against any of the parties in the United States District Court for the District of Delaware or the District of Colorado or any state court sitting in the City of Wilmington, Delaware, and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such suit, action, or proceeding and waives any objection to venue laid therein. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the State of Delaware or the State of Colorado. Without limiting the foregoing, each of the parties hereto agrees that service of process upon such party at the address referred to in Section 9.1, together with written notice of such service to such party, shall be deemed effective service of process upon such party.

     (c) Specific Performance. Each of the parties acknowledges and agrees that the parties' respective remedies at law for a breach or threatened breach of any of the provisions of this agreement would be inadequate and, in recognition of that fact, each agrees that, in the event of a breach or threatened breach by any party of the provisions of this Agreement, in addition to any remedies at law, each party, respectively, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

     (d) Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of any of them in the negotiation, administration, performance and enforcement thereof.

     SECTION 9.6. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts (or signature pages) hereof signed by all of the other parties hereto.

     SECTION 9.7. Parties in Interest. Except as expressly provided in Article 1 and Section 2.4 in this Agreement, express or implied, is intended to or shall confer upon any other Person, other than the parties hereto and their respective permitted successors and assigns, any right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

     SECTION 9.8. Severability. If any provisions of this Agreement or the application thereof to either party or set of circumstances shall in any jurisdiction and to any extent, be finally held invalid or unenforceable, such term or provision shall only be ineffective as to such jurisdiction, and only to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable any other terms or provisions of this Agreement or under any other circumstances, and the parties shall negotiate in good faith a substitute provision which comes as close as possible to the invalidated or unenforceable term or provision, and which puts each party in a position as nearly comparable as possible to the position it would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

     SECTION 9.9. Entire Agreement. This Agreement constitutes the entire agreement among the parties to this Agreement with respect to the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter of this Agreement.

     SECTION 9.10. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or writing delivered pursuant hereto shall not survive the Effective Time or, if earlier, the termination of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                            KENTEK INFORMATION SYSTEMS, INC.

                                            By:    /s/ HOWARD L. MORGAN
                                              ----------------------------------
                                              Name: Howard L. Morgan
                                              Title: Chairman of the Board

                                            KE ACQUISITION CORP.

                                            By:    /s/ PHILIP W. SHIRES
                                              ----------------------------------
                                              Name: Philip W. Shires
                                              Title: President

                                 DEFINED TERMS

     The following terms when used in the Agreement shall have the meanings set forth below unless the context shall otherwise require:

     "ACQUISITION PROPOSAL" shall mean any proposal or offer with respect to (i) a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any of its Subsidiaries (including a merger of equals of the Company), or (ii) the acquisition of an equity interest in the Company representing in excess of 33% of the power to vote for the election of a majority of directors of the Company or (iii) the acquisition of assets of the Company or its Subsidiaries (including stock of one or more Subsidiaries of the Company) representing 33% or more of the consolidated assets of the Company, in each case by any Person other than MergerCo or its Affiliates.

     "AFFILIATE" shall, with respect to any Person, mean any other Person that controls, is controlled by or is under common control with the former. The term "CONTROL" and correlative terms shall have the meanings ascribed to them in Rule 405 under the Securities Act.

     "BLUE SKY LAWS" shall mean any applicable state securities laws.

     "CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

     "COMPANY 10-K" means the Company's annual report on Form 10-K for the fiscal year ended June 30, 1998.

     "COMPANY EMPLOYEE PLAN" means each "EMPLOYEE BENEFIT PLAN", as defined in
Section 3(3) of ERISA, which (i) is subject to any provision of ERISA and (ii) is maintained, administered or contributed to by the Company or any affiliate (as defined in Section 3.13) and covers any director, officer or employee or former director, officer or employee of the Company or of any affiliate, or under which the Company or any affiliate has any liability.

     "COMPANY INTELLECTUAL PROPERTY RIGHTS" means patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor and trade secrets owned by the Company or any of its Subsidiaries.

     "COMPANY MATERIAL ADVERSE EFFECT" shall mean a material adverse effect on the condition (financial or otherwise), business, assets or results of operations or prospects of the Company and its Subsidiaries, taken as a whole, other than changes in general economic conditions or in the economic conditions affecting the printer industry.

     "COMPANY PROPRIETARY INFORMATION" means documents containing operating, financial, technical or other information relating to the Company's evaluation of the transactions contemplated by this Agreement.

     "COMPANY REPRESENTATIVES" shall mean the officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, including environmental engineers, of the Company.

     "COURT" shall mean any court, federal, state or local, or arbitration tribunal.

     "ENVIRONMENTAL LAW OR LAWS" shall mean any and all laws, statutes, ordinances, rules, regulations, or orders of any Governmental Authority pertaining to the protection of the environment, as in effect at the applicable time and that are applicable to a specified Person and such Person's Subsidiaries, including the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980 ("CERCLA"), as amended, the Federal Water Pollution Control Act, as amended, the Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, and any state laws implementing the foregoing federal laws, and all other environmental conservation or protection laws. For purposes of the Agreement, "ENVIRONMENTAL LAWS" shall not include laws primarily related to the protection of human health and safety and the terms "hazardous substance" and "releases" have the meanings specified in CERCLA (but without regard to the exclusions set forth in the definition of hazardous substance); provided, however, that to the extent other federal laws or the laws of the state in which the property is located establish a meaning for "hazardous substance" or "release" that is broader than that specified in CERCLA, such broader meaning shall apply, and the term "hazardous substance" shall include all dehydration and treating wastes, and (to the extent in excess of background levels) radioactive material, even if such items are not classified as hazardous substances or wastes pursuant to CERCLA, or RCRA or the analogous statutes of any applicable jurisdiction.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "EXCHANGE AGENT" means a national bank or trust company or other financial institution or transfer agent designated by MergerCo prior to the Effective Time to act as exchange agent in exchanging Company Common Shares for the Merger Consideration.

     "EXPENSES" shall mean all of actual, documented and reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to MergerCo and its Affiliates) incurred by MergerCo or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, and all other matters related to the consummation of the transactions contemplated by this Agreement.

     "GOVERNMENTAL AUTHORITY" shall mean any federal, state or local governmental agency or authority (other than a Court).

     "GROUP" shall have the meaning set forth in Section 13(d)(3) of the Exchange Act.

     "IRS" shall mean the Internal Revenue Service.

     "KNOWLEDGE OF THE COMPANY" (and any other phrase to substantially similar effect) means the actual knowledge of either Howard L. Morgan or Philip W. Shires, in each case after reasonable inquiry with any person who is principally responsible for the subject matter of any representation and warranty given to the Knowledge of the Company.

     "LAW" shall mean all laws, statutes, ordinances, rules and regulations of the United States, any foreign country, or any domestic or foreign state, and any political subdivision or agency thereof, including all decisions of Courts having the effect of law in each such jurisdiction.

     "LIEN" shall mean, with respect to any asset, any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, any lease in the nature thereof or the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction, with respect to such an asset.

     "MATERIAL" shall mean material to the condition (financial and other), results of operations, prospects or business of a specified Person and its Subsidiaries, if any, taken as a whole.

     "MATERIAL CONTRACT" shall mean, as between any Person (the "DISCLOSING PERSON") or any of its Subsidiaries, on the one hand, and any other Person other than any other member of the group consisting of the Disclosing Person and its Subsidiaries, on the other hand:

        (1) Any collective bargaining agreement or other agreement with any labor union;

        (2) Any employment or consulting agreement, contract or commitment between the Disclosing Person or any of its Subsidiaries and any employee, officer or director thereof (i) having more than one year to run from the date hereof, (ii) providing for an obligation to pay or accrue compensation of $100,000 or more per annum or (iii) providing for the payment or accrual of any additional compensation upon a change in control of the Disclosing Person or any of its subsidiaries or upon any termination of such employment or consulting relationship following a change in control of the Disclosing Person or any of its Subsidiaries;

        (3) Any agency or representation agreement with any Person which is not terminable by the Disclosing Person or one of its Subsidiaries without penalty upon not more than ninety (90) days' notice providing for the payments to such person of $100,000 or more;

        (4) Any partnership, joint venture or profit sharing agreement between the Disclosing Person or its Subsidiaries with any Person involving aggregate payments in excess of $100,000;

        (5) Any agreement, contract, commitment, indenture or other instrument relating to the borrowing of money in a principal amount of $100,000 or more or any direct or indirect guarantee of any obligation of any other Person or Governmental Authority for, or agreement to service the repayment of, borrowed money in a principal amount of $100,000 or more, including any agreement or arrangement (i) relating to the maintenance of compensating money balances, (ii) with respect to lines of credit or letters of credit,
     (iii) relating to the purchase or repurchase obligations of any other Person or Governmental Authority, (iv) to advance or supply funds to or to invest in any other Person or Governmental Authority, (v) to pay for property, products or services of any other Person or Governmental Authority even if such property, products or services are not conveyed, delivered or rendered and (vi) to guarantee any lease or other similar periodic payments to be made by any other Person or Governmental Authority;

        (6) Any lease with annual rental payments aggregating $100,000 or more that is not terminable without premium or penalty on ninety (90) days' or less notice;

        (7) Any agreement, contract or commitment for the disposition or acquisition of any investment in any Person if such investment requires payment of $100,000 or more;

        (8) Any other agreement, contract or commitment which involves payment or potential payment, pursuant to the terms of such agreement, contract or commitment, by or to the Disclosing Person or any of its Subsidiaries of $100,000 or more within any twelve month period commencing after the date of the Agreement.

     "ORDER" shall mean any judgment, order or decree of any court, arbitration tribunal or Governmental Authority, federal, state or local.

     "PERMIT" shall mean any and all permits, licenses, authorizations, orders, certificates, registrations or other approvals granted by any federal, state, local or foreign Governmental Authority.

     "PERMITTED ENCUMBRANCES" shall mean the following:

        (1) Liens for taxes, assessments and other governmental charges not delinquent or which are currently being contested in good faith by appropriate proceedings; provided that, in the latter case, adequate reserves shall have been set aside with respect thereto;

        (2) all rights, if any, to consent by, required notices to, filings with, or other actions by any Governmental Authority in connection with the contribution or the operation of any assets;

        (3) mechanics', repairmen's, employees', contractors', materialmen's or other similar Liens not filed of record and similar charges not delinquent or which are filed of record but are being contested in good faith by appropriate proceedings; provided that, in the latter case, adequate reserves shall have been set aside with respect thereto;

        (4) Liens in respect of judgments or awards currently being prosecuted in good faith on an appeal or other proceeding for review and with respect to which a stay of execution pending such appeal or such proceeding for review shall have been secured; provided that adequate reserves shall have been set aside with respect thereto;

        (5) easements, leases, reservations or other rights of others in, or minor defects and irregularities in title to, property or assets; provided that such easements, leases, reservations, rights, defects or irregularities do not materially impair the use of such property or assets for the purposes for which they are held; and

        (6) any lien or privilege vested in any lessor, licensor or permittor for rent or other obligations, so long as the payment of such rent or the performance of such obligations is not delinquent.

     "PERSON" shall mean an individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, association or unincorporated organization, or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

     "REGULATION" shall mean any rule or regulation of any Governmental Authority having the effect of law.

     "SECURITIES ACT" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "SUBSIDIARY" shall mean any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by a Person.

     "TAX" or "TAXES" shall mean taxes, fees, levies, duties, tariffs, imposts, and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including (without limitation) (i) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers' compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, alternative or add-on minimum, estimated, environmental (including taxes under Code section
59A), unemployment, transfer and gains taxes, and (ii) interest, penalties, additional taxes, fines and other additions to tax imposed with respect thereto and any interest in respect of such penalties, additional taxes, fines and other additional amounts; and "TAX RETURNS" shall mean returns, reports, and information statements with respect to Taxes required to be filed with the IRS or any other taxing authority, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns (including returns required in connection with any Company Employee Plan).

     "THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS" means patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor and trade secrets owned by a Person other than the Company and its Subsidiaries.

     Each of the following terms is defined in the Section set forth opposite such term:

TERM                                                           SECTION
----                                                           --------
affiliate                                                      3.13(a)
Company                                                        Recitals
Company Balance Sheet                                          3.8
Company Balance Sheet Date                                     3.8
Company Employee Arrangements                                  3.13(b)
Company Common Shares                                          Recitals
Company SEC Reports                                            3.7(a)
Company 10-Q                                                   3.7(a)
Covered Employees                                              2.4
Delaware Law                                                   1.1(a)
Dissenting Shares                                              1.4
Effective Time                                                 1.1(c)
The Financial Advisor                                          1.1(f)
Merger                                                         1.1(a)
Merger Consideration                                           Recitals
MergerCo                                                       Recitals
MergerCo Representatives                                       5.6
Proxy Statement                                                3.9
Representatives                                                5.3
SEC                                                            3.7(a)
Special Committee                                              Recitals
Surviving Corporation                                          1.1(a)

                                                                         ANNEX B

May 14, 1999

Special Committee of the Board of Directors
Kentek Information Systems, Inc.
2945 Wilderness Place
Boulder, CO 80301

Board of Directors
Kentek Information Systems, Inc.
2945 Wilderness Place
Boulder, CO 80301

Gentlemen:

It is our understanding that on May 14, 1999, Kentek Information Systems, Inc. (the "Company") entered into a merger agreement (the "Agreement") with KE Acquisition Corp. ("MergerCo") to (i) have MergerCo merge with and into the Company, and (ii) have each share of the Company's par value $0.01 per share Common Stock ("Company Common Shares") (except for Company Common Shares owned by the Company, Company Common Shares owned by MergerCo, and Company Common Shares as to which appraisal rights have been perfected) convert, as set forth in the Agreement, into the right to receive, in exchange for each such Company Common Share, cash in an amount equal to $8.29, without interest ("Cash Merger Consideration").

The merger of the Company and MergerCo in exchange for the Cash Merger Consideration is hereinafter referred to as the "Transaction". You have requested our opinion with respect to the fairness of the Transaction, from a financial point of view, to the stockholders of the Company.

In arriving at our opinion, we undertook the following activities:

        1. Analyzed and reviewed the terms and conditions of the Agreement;

        2. Investigated the business, financial condition, results of operations and prospects of the Company;

        3. Investigated the financial terms of certain business combinations that we deemed relevant;

        4. Reviewed selected financial and stock market data for certain publicly traded companies that we deemed relevant; and

        5. Performed such other financial studies and analyses as we deemed necessary.

In connection with our review, we have relied upon the accuracy and completeness of all information provided to us by the Company and its representatives, and we have not attempted to independently verify any such information. We have also relied upon the assessment of the management of the Company regarding the Company's business and prospects, and also assumed that the budgets and financial projections of the Company were reasonably prepared by management on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company. We have not made an independent evaluation or appraisal of the Company's assets and liabilities. Our opinion is necessarily based on financial, market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

Janney Montgomery Scott Inc. ("Janney") is acting as the financial advisor to the Company in connection with the Transaction and will receive customary fees upon the completion of the Transaction. In addition, the Company has agreed to indemnify Janney against certain liabilities arising out of the rendering of this opinion. Janney is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate and other purposes. Janney co-managed the Company's initial public offering in April 1996 and, in the ordinary course of its trading and brokerage activities, Janney makes a market in the stock of the Company.

This opinion is for the use and benefit of the Board of Directors of the Company in evaluating the Transaction and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote their shares in the Transaction. This opinion may not be used for any other purpose, and may not be quoted or referred to, in whole or in part, without our prior written consent, except that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission in connection with the Transaction.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that the Transaction is fair from a financial point of view to the stockholders of the Company.

Very truly yours,

/s/ JANNEY MONTGOMERY SCOTT INC.

JANNEY MONTGOMERY SCOTT INC.

                                                                         ANNEX C

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

262. APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Sections 252, 254, 257, 258, 263 or 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs A. and B. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d) Appraisal rights shall be perfected as follows:

           (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as provided herein. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

           (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

        (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
     (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX D

                    MANAGEMENT OF KENTEK AND KE ACQUISITION

     Set forth below are the name, business address and age of each person or entity who is a director, executive officer or general partner of Kentek and KE Acquisition, as of the date of this proxy statement and (i) the present principal occupation or employment of each person and the name, principal business and address of the corporation or other organization in which the occupation or employment of each person is conducted and (ii) the material occupations, positions, offices and employment and the name, principal business and address of any corporation or other organization in which any material occupation, position, office or employment of each person was held during the last five years. Each person listed below is a citizen of the United States.

                              DIRECTORS OF KENTEK

NAME                       AGE            ADDRESS              OFFICE HELD           PRINCIPAL OCCUPATIONS
----                       ---            -------              -----------           ---------------------
Howard L. Morgan.........  53    c/o Kentek Information     Chairman of        Howard L. Morgan has served as a
                                 Systems, Inc.              the Board of       Director of Kentek since 1982.
                                 2945 Wilderness Place      Directors          Since 1989, Dr. Morgan has been
                                 Boulder, CO 80301                             President of Arca Group, Inc., a
                                                                               consulting and investment
                                                                               management company specializing
                                                                               in the areas of computer and
                                                                               communications technologies. Dr.
                                                                               Morgan also has served as General
                                                                               Partner of idealab! Corporation,
                                                                               an incubator of internet and
                                                                               e-commerce companies, since
                                                                               January 1999. Dr. Morgan was
                                                                               Professor of Decision Sciences at
                                                                               the Wharton School of the
                                                                               University of Pennsylvania from
                                                                               1972 through 1986. He serves a as
                                                                               a director for a number of public
                                                                               companies, including Cylink
                                                                               Corp., Franklin Electronic
                                                                               Publishers, Inc., Infonautics
                                                                               Corporation, MetaCreations
                                                                               Corporation, MyPoints.com, Inc.,
                                                                               Segue Software, Inc.,
                                                                               Tickets.com, Inc. and Unitronix
                                                                               Corp.
Philip W. Shires.........  58    c/o Kentek Information     President, Chief   Philip W. Shires has served as
                                 Systems, Inc.              Executive Officer  President since April 1989 and as
                                 2945 Wilderness Place      and Director       Chief Executive Officer since
                                 Boulder, CO 80301                             October 1991. Prior to joining
                                                                               Kentek, he served as President of
                                                                               the Data Products Division of
                                                                               Lear Siegler Corporation,
                                                                               President of the ITT Qume
                                                                               Division of International
                                                                               Telephone and Telegraph
                                                                               Corporation and President of
                                                                               Optotech, Inc., an optical disk
                                                                               drive manufacturer.

NAME                       AGE            ADDRESS              OFFICE HELD           PRINCIPAL OCCUPATIONS
----                       ---            -------              -----------           ---------------------
Justin J. Perreault......  36    c/o Kentek Information     Director           Justin J. Perreault has served as
                                 Systems, Inc.                                 a director since February 1994.
                                 2945 Wilderness Place                         Mr. Perreault presently serves as
                                 Boulder, CO 80301                             the Chief Executive Officer of
                                                                               Object Design, Inc., an object
                                                                               oriented database company.
                                                                               Previously, Mr. Perreault served
                                                                               as Executive Vice President and
                                                                               Chief Operating Officer of Object
                                                                               Design, Inc. From 1992 to
                                                                               November 1995, he was a Vice
                                                                               President at the Harvard Private
                                                                               Capital Group, Inc., an
                                                                               investment affiliate of Aeneas
                                                                               Venture Corp. and the Harvard
                                                                               Management Company. Prior to
                                                                               joining the Harvard Private
                                                                               Capital Group, Mr. Perreault was
                                                                               a consultant with McKinsey & Co.,
                                                                               Inc. from 1990 to 1992.
James H. Simons, Ph.D....  60    c/o Kentek Information     Director           James H. Simons, Ph.D. has served
                                 Systems, Inc.                                 as a director since 1982. Since
                                 2945 Wilderness Place                         1982, he has served as the
                                 Boulder, CO 80301                             President and Chairman of
                                                                               Renaissance Technologies Corp.
                                                                               Dr. Simons also serves as a
                                                                               director of Franklin Electronic
                                                                               Publishers, Inc., Cylink
                                                                               Corporation, Segue Software
                                                                               Corporation and Numar Corp.
Sheldon Weinig, Ph.D.....  70    c/o Kentek Information     Director           Sheldon Weinig, Ph.D. has served
                                 Systems, Inc.                                 as a director since June 1997.
                                 2945 Wilderness Place                         Dr. Weinig has been an Adjunct
                                 Boulder, CO 80301                             Professor at Columbia University
                                                                               since 1995 and at The State
                                                                               University of New York at Stony
                                                                               Brook since 1994. From 1989 to
                                                                               1996, Dr. Weinig was employed by
                                                                               the Sony Corporation as Vice
                                                                               Chairman of Sony Engineering and
                                                                               Manufacturing of America. Dr.
                                                                               Weinig founded Materials Research
                                                                               Corporation in 1957, and served
                                                                               as Chairman of that multinational
                                                                               company until it was purchased by
                                                                               Sony Corporation. He serves as a
                                                                               director for Aseco, Insituform
                                                                               Technologies Corporation and
                                                                               Intermagnetics General
                                                                               Corporation.

                          EXECUTIVE OFFICERS OF KENTEK

NAME                          AGE          ADDRESS               OFFICE HELD          PRINCIPAL OCCUPATIONS
----                          ---          -------               -----------          ---------------------
Philip W. Shires............  58    2945 Wilderness Place   President, Chief       See "Directors of Kentek."
                                    Boulder, CO 80301       Executive Officer,
                                                            Acting Chief
                                                            Financial Officer and
                                                            Director

                           DIRECTOR OF KE ACQUISITION

NAME                          AGE          ADDRESS               OFFICE HELD          PRINCIPAL OCCUPATIONS
----                          ---          -------               -----------          ---------------------
Philip W. Shires............  58    2945 Wilderness Place   President, Secretary   See "Directors of Kentek."
                                    Boulder, CO 80301       and Director

                      EXECUTIVE OFFICER OF KE ACQUISITION

NAME                          AGE          ADDRESS               OFFICE HELD          PRINCIPAL OCCUPATIONS
----                          ---          -------               -----------          ---------------------
Philip W. Shires............  58    2945 Wilderness Place   President, Secretary   See "Directors of Kentek."
                                    Boulder, CO 80301       and Director

                                                                         ANNEX E

         ANNUAL REPORT ON FORM 10-K FOR THE PERIOD ENDED JUNE 30, 1998

                                                                         ANNEX F


       [QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 1999]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   FORM 10-K
     [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

                    FOR THE FISCAL YEAR ENDED JUNE 30, 1998

                                       OR

     [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM           TO

                            COMMISSION FILE NUMBER:

                        KENTEK INFORMATION SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          3577                         22-2406249
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)       Identification Number)

                             2945 WILDERNESS PLACE,
                               BOULDER, CO 80301
              (Address of principal executive offices) (Zip code)

       Registrant's telephone number, including area code: (303) 440-5500

           Securities registered under Section 12(b) of the Act: NONE

  Securities registered under Section 12(g) of the Act: COMMON STOCK, $.01 PAR
                                     VALUE

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

        (1) Yes [X]  No [ ]

        (2) Yes [X]  No [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this
Form 10-K [     ].

     On September 20, 1998, the bid and ask prices of the Common Stock were $6.38 and $6.50, respectively. The aggregate market value of the voting stock of the Issuer held by non-affiliates based on the average bid and ask prices on September 20, 1998 was $37,562,150.

          ON SEPTEMBER 20, 1998, 7,181,197 SHARES OF THE REGISTRANT'S
                         COMMON STOCK WERE OUTSTANDING.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The information required by Item 10, Item 11, Item 12 and Item 13 of Part III of this Form 10-K are incorporated by reference from the Registrant's definitive proxy statement to be filed in accordance with Rule 142-101, Schedule 14A, in connection with the Registrant's November 20, 1998 Annual Meeting of Stockholders for fiscal year ended June 30, 1998.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        KENTEK INFORMATION SYSTEMS, INC.
                            FORM 10-K ANNUAL REPORT

                               TABLE OF CONTENTS

                                                                         PAGE NO
                                                                         -------
                                    PART I.

Item 1.    Business....................................................    E-3
Item 2.    Properties..................................................   E-10
Item 3.    Legal Proceedings...........................................   E-10
Item 4.    Submission of Matters to a Vote of Security Holders.........   E-10

                                    PART II.

Item 5.    Market for Registrant's Common Equity and Related
             Stockholder Matters.......................................   E-11
Item 6.    Selected Consolidated Financial Data........................   E-11
Item 7.    Management's Discussions and Analysis of Financial Condition
             and Results of Operations.................................   E-12
Item 7A.   Quantitative and Qualitative Disclosures about Market
             Risk......................................................   E-16
Item 8.    Financial Statements and Supplementary Data.................
Item 9.    Changes in and Disagreements with Accountants on Accounting
             and Financial Disclosure..................................   E-37

                                   PART III.

Item 10.   Directors and Executive Officers of the Registrant..........   E-38
Item 11.   Executive Compensation......................................   E-38
Item 12.   Security Ownership of Certain Beneficial Owners and
             Management................................................   E-38
Item 13.   Certain Relationships and Related Transactions..............   E-38

                                    PART IV.

Item 14.   Exhibits, Financial Statement Schedules, and Reports on Form
             8-K.......................................................   E-38
SIGNATURES.............................................................   E-41

     THE STATEMENTS CONTAINED IN THIS ANNUAL REPORT ON FORM 10-K WHICH ARE NOT HISTORICAL FACTS, INCLUDING, BUT NOT LIMITED TO, STATEMENTS FOUND IN ITEM
1 -- BUSINESS, ITEM-3 -- LEGAL PROCEEDINGS AND ITEM 7 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ARE FORWARD-LOOKING STATEMENTS OR DISCUSSIONS OF TRENDS WHICH BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES THAT COULD SIGNIFICANTLY IMPACT EXPECTED RESULTS. ACTUAL FUTURE RESULTS COULD DIFFER MATERIALLY FROM THOSE DESCRIBED IN SUCH FORWARD-LOOKING STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE THE RISKS AND UNCERTAINTIES DISCUSSED IN THIS ANNUAL REPORT, INCLUDING IN THE PORTIONS REFERENCED ABOVE AND THOSE DESCRIBED FROM TIME TO TIME IN THE COMPANY'S OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, SUCH AS SIGNIFICANT COMPETITION, INTERNATIONAL OPERATIONS AND CURRENCY FLUCTUATIONS, DEPENDENCE ON NEW PRODUCTS, RAPID TECHNOLOGICAL CHANGE, DEPENDENCE ON KEY CUSTOMERS AND AVAILABILITY OF ADEQUATE SOURCES OF SUPPLY.

                                    PART I.

ITEM 1. BUSINESS

     Kentek Information Systems, Inc. ("Kentek" or the "Company") is a leading supplier of heavy-duty, high reliability, mid-range, non-impact laser printers and related consumable supplies and spare parts. Printers that print 30 to 60 pages per minute ("ppm") and 30,000 to 400,000 pages per month characterize the mid-range market. The Company's printers are designed primarily for high-volume printing requirements, including (i) production printing applications which include printing invoices, forms, payroll, direct mail and check imaging, (ii) print-on-demand applications characterized by the use of a printer rather than a copy machine to generate multiple originals from digitally-stored data on an as-needed basis and (iii) computer network applications for connecting multiple users on a network in order to share a single heavy-duty printer. The Company was incorporated under the laws of the state of Delaware in 1981. Its principal offices are located at 2945 Wilderness Place, Boulder, CO 80301. On April 17, 1996, the Company completed its initial public offering ("IPO") of 2,200,000 shares of its common stock at $8 per share. The Company received $15,623,000 in proceeds net of offering costs of $1,977,000.

     The Company is the exclusive manufacturer of consumable supplies for its printers, with the exception of toner, which is manufactured exclusively for Kentek to its specifications. Kentek estimates that its printers have an average useful life of approximately seven years. Over the useful life of these printers, the consumable supplies must be replaced several times each year under normal use conditions and, consequently, sales of consumable supplies and spare parts typically generate revenues in excess of three times the original cost of the printer and represent approximately 85% of the total cost of ownership of the printer.

     Kentek currently sells its products to a broad base of OEMs, system integrators, and independent supplies resellers in the mid-range market. Kentek's customers include BancTec, IBM Global Services, Lexmark, NCR, Oce Printing Systems, Printer Systems International, Standard Register, Tally and Unisys. The Company believes its product offerings compete on the basis of its high printer reliability, the low total cost of ownership of its printers and consumable supplies, and the attractive pricing Kentek offers its customers.

INDUSTRY OVERVIEW

     The market for non-impact printers can be segmented based upon users' need for speed (ppm), duty cycle (capacity of pages per month), functionality (network connectivity, forms and fonts, and paper handling features) and cost of ownership (average cost per page over the life of a printer). The average cost per page takes into account the initial purchase price, the cost of consumable supplies and maintenance costs. At present, non-impact printers generally can be divided into the following market segments:

     Low-Range. This market segment, defined by printing speeds of less than 30 ppm, is appropriate for personal/desktop applications and small workgroup applications. Personal/desktop printing for small and home offices typically requires a relatively inexpensive dot matrix, ink-jet or non-impact printer that is connected to a single personal computer. Small workgroup printing environments generally serve several personal computers or a small local area network. The Company believes that the primary selection criteria for low-range printers are print speed and initial acquisition price.

     Mid-Range. This market segment has broadened over the last 24 months. Historically, it included printers with speeds of 30 to 60 ppm, that provided enhanced features such as continuous operation and higher duty cycle. The past two years has seen the introduction of light duty, higher speed machines from companies such as Hewlett Packard, Lexmark and Xerox. Targeted for the requirements of the average networked office environment, these printers typically have many features in common with copiers including stapling, collating and duty cycles of less than 100,000 pages per month. These printers are often referred to as digital copiers or "mopiers".

     The heavy-duty portion of the mid-range segment includes printers with speeds of 30-60 ppm with duty cycles of 200,000 to 750,000 pages per month. These printers typically demonstrate high reliability, high duty cycle, low cost per printed page and low maintenance. They can handle complex print jobs, run continuously, and often have advanced computer and network connectivity. Printers in this range are typically utilized in three distinct applications: production systems, print-on-demand applications and networks. Production systems serve specific, print intensive applications such as general accounting, invoicing, payroll, direct mail, check imaging and generation of mortgage or insurance forms and documents. These operations share a need for either long periods of continuous operation or heavy use spread over the month and low cost per page. The systems are typically connected to a mainframe, mini-computer, or high-end Windows NT network. Print-on-demand applications use a printer as a digital copier for users who need to generate multiple custom documents on demand from a template stored on disk. Network applications use a printer to serve the print needs of multiple users connected to a network.

     For many business applications, when aggregate usage exceeds 50,000 pages per month and/or, page coverage (the percentage of the page covered with toner) is higher than 4-5% (a standard office memo), a heavy-duty, mid-range printer can provide a more efficient and cost-effective solution than multiple low-range printers or multiple light duty mid-range printers. Additionally, a single, heavy duty mid-range printer can offer a lower cost of ownership than multiple low-range printers while providing the convenience of higher speed, high print quality and enhanced features such as duplex printing, advanced paper handling and larger memory capacity for storing fonts and customized forms. Heavy duty mid-range printers can run continuously and hold sufficient paper and consumables to require only infrequent operator attention.

     The consumable supply products for a mid-range printer are a significant cost to the end-user over the life of the printer and are roughly 85% of the total cost of operation over the printer's useful life. The consumable supply products include the photoconductor, toner, developer, fuser and cleaner. End-users typically purchase consumable supply products from the company that sold them the printer. As one moves from the low-range printer market to the mid-range and high-range markets, the revenues generated by sales of consumable supplies over the life of a printer increasingly exceed the revenues generated by the initial printer sale.

     High-Range. This market segment, defined by printing speeds of 60 ppm or greater, provides higher duty cycle than the other categories. High-range printer applications include very high volume applications such as direct mail, public utility invoices and credit card statements.

PRINCIPAL PRODUCTS

     The Company's objective is to provide a complete printer hardware, software and consumable supplies package that enables Kentek's customers to easily install Kentek printers within their systems and to meet the end-user's ongoing supplies needs. Kentek's printers are designed to provide high print quality, ease of use and reliable operation under the conditions of continuous use found in production system, print-on-demand and network environments. The Company's printers typically have a usable life of seven years.

     Kentek printers employ technologies that result in lower incidence of paper jams and better durability than many other printers in the industry. For example, the Company utilizes a simple printer engine design incorporating a straight paper path that permits the use of a wide variety of printable media with an incidence of paper jams of approximately 1-in-10,000 printed pages. This characteristic, in conjunction with high volume paper handling accessories, permits Kentek printers to operate continuously, unattended at full speed. Kentek pioneered the use of light emitting diode ("LED") technology in printhead design. This technology is used to generate the individual pixels on the photoconductor. The LED array technology uses no moving parts and provides simple, direct and precise beam alignment from the diode array to the photoconductor. In contrast, a laser beam printer utilizes a motor to drive a rotating polygon mirror at speeds of as high as 35,000 rpm and directs the scanning beam across the width of the photoconductor. As the beam moves from one side to the other, the spot size modulation and magnification must be managed. The Company believes that its simple printer engine design and LED array technology is more durable than laser beam technology, permitting higher duty cycles at lower costs.

     The following descriptions illustrate the principal features of Kentek's K30/K30D, K31/K31D, K40D and K40DX printers. All printers in the Company's current line have a rated duty cycle of at least 300,000 pages per month and interface with IBM, HP, DEC and UNIX platforms through serial, parallel or network interfaces.

     K30 Printer/K30D Printer. The K30/K30D incorporates the Company's standard design features, including a straight paper path and LED array printhead. The K30 is capable of full-page graphics printing at 300 dots per inch ("dpi"). The standard K30 configuration includes a Motorola 68020 microprocessor and 8 megabytes of RAM. An optional controller contains an Intel i860 microprocessor and up to 16 megabytes of RAM. The K30 includes two internal floppy disk drives and offers an optional 540-megabyte hard disk drive. The K30 includes standard dual cassette input trays containing a total of 800 sheets and an output tray. The K30D printer offers the duplex printing feature, printing on both sides of the paper. The K30 and K30D, 30-ppm printers, were introduced in July 1992.

     K31 Printer/K31D Printer. The K31/K31D offers the same standard features as the K30/K30D and incorporates the RIGS controller described below. Standard features of the K31 and K31D included a 25 MHz IDT 3081 RISC (MIPS R3000 compatible) microprocessor with an internal floating point co-processor and 12 megabytes to 64 megabytes of RAM, full graphics printing at 300 dpi, one floppy disk drive, a 540 megabyte or larger internal hard disk and dual cassette input trays containing a total of 800 sheets and an output tray. Available as an option is a 50 MHz IDT 3081 RISC microprocessor to accelerate complex graphics. The K31D printer also offers the duplex printing feature. The K31 and K31D, 30-ppm printers, were introduced in September 1995.

     K40D Printer. The K40D also incorporates the features of straight paper path, LED array printhead and dual component toner process. Standard features of the K40D model also include a 25 MHz IDT 3081 RISC (MIPS R3000 compatible) microprocessor with an internal floating point co-processor and 12 to 64 megabytes of RAM, full graphics printing at 300 dpi, 400,000 pages per month duty cycle, one floppy disk drive a 540 megabyte or larger internal hard disk, and dual cassette input trays containing a total of 800 sheets and an output tray. Available as an option is a 50 MHz IDT 3081 RISC microprocessor to accelerate complex graphics. The K40D, a 40-ppm duplex printer, was introduced in November 1994.

     K40DX Printer. An extension of the K40D, the K40DX includes the features of straight paper path, LED array printhead, dual component toner process and the SIGS controller described below. Standard features of the K40DX model also include a 133 MHz Pentium processor with an internal floating point co-processor and 16 to 128 megabytes of RAM, full graphics printing at 600 dpi, multi-active ports, 400,000 per month duty cycle, one floppy disk drive, a 1.2 gigabyte or larger internal hard disk, and dual cassette input trays containing a total of 800 sheets and an output tray. Available as an option is electronic collation. The K40DX duplex printer was introduced in May of 1998.

     Available as options on all of Kentek's printers are 1,200 and 2,500 sheet-input feeders; 1,400 and 3,500 sheet output stackers; and printer cabinets.

     Kentek also designs and develops proprietary printer controller hardware and software to manage the complex tasks associated with communicating with multiple host computers over a network and coordinating complex print jobs at high speed. Kentek's printers generally include a printer controller (image generation system or IGS controller) and a machine controller (printer control logic or PCL controller), each with its associated software. In 1994, Kentek invented a proprietary RISC-based Image Generation System ("RIGS") architecture that is used on the K31/K31D and K40D printers. The RIGS architecture uses higher speed microprocessors, expanded RAM and enhanced ASICs designed to speed complex text and graphics manipulation. Kentek controllers come standard with HP PCL5e, HPGL printer control language emulations and TIFF image decompression. Phoenix Page Postscript(TM) is available as a printer control language option.

     SIGS Controller. In May 1998, Kentek introduced its SIGS controller system, which is used on its K40DX printer. The SIGS controller uses an Intel Pentium(R) processor and an industry standard motherboard with 32 to 128 MB of RAM, permitting a quick and straightforward upgrade path as faster processors become available. In addition, the board incorporates a PCI BUS permitting the addition of industry standard connectivity add-on cards. The controller uses a Kentek developed PCI BUS compatible multi-function card to interface with the machine controller. Also, the SIGS controller is based on the Lynx operating system and Xionic's intelligent peripheral systems software, Postscript Level II, TIFF and PCL5e, all industry standards. The Company believes that the use of such standards lowers its cost and reduces the time to market when compared to products with a more proprietary design.

     Consumables. The Company is the exclusive manufacturer of consumable supplies for its printers, with the exception of toner, which is manufactured exclusively for Kentek to its specifications. The Company's consumable products are subject to re-manufacturing or recycling by others. Although the Company believes it has not historically lost a substantial amount of revenue to recycling or re-manufacturing competition, there is no assurance that the Company will not be materially and adversely effected by such competition in the future. Kentek has recently initiated work to develop its own line of remanufactured consumables.

PRODUCT DEVELOPMENT

     The Company believes that the development of new products and the enhancement of existing products are essential to its future success. Rapidly changing technology, evolving industry standards, and frequent new product introductions characterize the market for the Company's products. The Company intends to continue to devote a substantial portion of its resources to research and development of high-speed non-impact printers, printer controllers, paper handling devices and software and consumable supply products. The Company attempts to maintain its technological competitiveness and position its products attractively by working with its customers to plan products that meet end-users' needs.

     The Company's current product development efforts are focused on its KW printer line, as well as on developing higher speed controller and software enhancements for its existing printer line and introducing new features such as highlight color and improved paper handling and additional consumable supply products. The Company believes that its success depends in part on its ability to enhance existing products and to develop new products that maintain technological leadership, meet a wide range of changing customer needs and achieve market acceptance.

     K40DF Printer. The K40DF is anticipated to be introduced to customers in the first half of 1999. The K40DF is a 40-ppm printer designed to have superior print registration (image registration from top of page within 1 millimeter) and the ability handle a wide variety of paper stocks and weights. In conjunction with the K40DF, the Company plans to introduce a high capacity media feeder capable of feeding a similar variety of paper stocks and weights. The Company believes this product combination will help it penetrate the forms market.

     KW Product Line: The KW product line will offer a series of printers with speeds ranging from 60 to 90 ppm or more with an initial introduction of a 60 ppm printer and will incorporate new features specifically addressing concerns of the production systems, print-on-demand and network computing market segments. This will enable the Company to bring high-range performance to the mid-range market segment.

     The KW product line is a new design that will incorporate many of the fundamental characteristics of Kentek's existing products, including a straight paper path, high-speed and flexible controllers and software, and high reliability. Further, the standard KW printer will support wide format paper, increased paper handling capacity, 600 dpi resolution, duplex printing, and a full-speed highlight color option. The KW product line also will include the SIGS controller system, a scaleable Pentium-based controller motherboard, a PCI Bus that will increase data transfer rates and enable easy integration of co-processors, and a multiple-connectivity feature that will ease all types of network connectivity. The Company believes that the adoption of these industry-standard processors and communication protocols will decrease the development and engineering cycles associated with implementing future product enhancements. In addition, the Company is designing consumable supplies for its KW printer line that will extend the life span of each component and reduce per page printing costs.

     Development work on the KW60 has taken longer than the Company originally anticipated. Certain aspects of the technology development have proven to be very complex, requiring more time and resources than originally planned. The Company anticipates that it will continue to spend substantial resources over the next 12-15 months in its efforts to bring the development of the KW60 to completion and introduce it into the marketplace. The KW printers will be manufactured by Kentek in Boulder, Colorado. The Company believes that locating manufacturing in the United States rather than in Japan will reduce manufacturing costs and exposure to currency fluctuations.

     In addition to printers and controllers, Kentek is developing pre- and post-processing devices such as staplers, stackers and media feeders that are targeted for specialized needs of Kentek's customers. By focusing on the needs of specific vertical markets, the Company believes it can increase its competitive position in the mid-range market.

     The Company maintains product development centers in Boulder, Colorado for printer engine, controller and software development, and in Nagano, Japan, for printer engine and paper handling device design. As of June 30, 1998 the Boulder facility employed 77 full time and contract engineering staff and Nagano employed 32 full-time and contract engineering staff. The Company's R&D expenditures for fiscal years ended June 30, 1998, 1997, 1996 were $9,671,000, $8,601,000 and $6,175,000 respectively.

CUSTOMERS, MARKETING AND SUPPORT

     The Company distributes its printers exclusively through sales to OEM customers and system integrators. In fiscal 1998 net sales to each of Lexmark, Tally and Oce Printing Systems constituted greater than 10% of the Company's total net sales. Financial information regarding sales to principal customers is presented in Note 8 of the notes to consolidated financial statements, which appear elsewhere in this Form 10-K. The loss or decline of sales to Lexmark, Tally or Oce Printing Systems would have a material adverse affect on the Company's business, results of operations and financial condition.

     Customers typically begin purchasing a printer only after they have completed a lengthy evaluation process and integrated the printer into their product lines. This evaluation process includes participation in the early stages of the printer design process and qualification of production units as they become available. In addition, before volume purchases of a commercially available product can occur, customers must develop marketing programs, including sales and service training. This long sales cycle makes it difficult in the short term for the Company to recapture lost revenues through sales to new customers or through sales of new products to existing customers.

     Kentek supports its customers through an array of sales literature, technical support and joint sales calling on value added resellers or end-users. The Company identifies commercial niches where there is a strong need for the high reliability, high duty cycle and continuous operation features of Kentek printers, then identifies new or existing customers that can penetrate that marketplace. In this manner, Kentek is able to leverage the resources of its sales and marketing organization. The Company has identified six key market niches -- community banking, direct mail, healthcare, insurance, forms producers and MICR (magnetic ink character recognition) -- where it believes Kentek printers have a competitive price performance advantage. Over the last fiscal quarter, the Company has increased its sales force in an attempt to more fully exploit these opportunities. In fiscal 1999, the Company plans to hire additional sales representatives in a further effort to increase printer sales both in the above niches as well as internationally.

     Consumable supply products for Kentek's printers, excluding toner, are manufactured exclusively by Kentek and distributed principally through its customers. In addition, certain consumable supplies are distributed through third party resellers. Customers sell these consumable supply products and spare parts directly to their customers through resellers of their computer systems, or to independent supplies resellers for sale to such customers. The Company also sells its products directly to supplies distributors, where such sales do not adversely affect the Company's OEM customers. The Company purchases toner manufactured exclusively to Kentek's specifications by outside suppliers.

     Kentek's consumable supply products used in IBM-branded products manufactured by Kentek are sold through Lexmark pursuant to an exclusive relationship with the Company under which Lexmark is required to purchase its requirements of consumable supply products for IBM-branded printers only from Kentek. Under the terms of an agreement between IBM and Lexmark, IBM may begin selling consumable supply products for IBM-branded printers after March 2002. In order to do so, IBM would be required to purchase such consumable supplies from Lexmark for resale by IBM or to incur engineering, tooling and manufacturing costs to enter the business of supply consumables for its customers.

     As of June 30, 1998, the Company's sales and marketing organization consists of nineteen persons, of whom seventeen are based in three locations in the United States, and two are located at a single office in Europe. The Company complements its field sales support with in-house technical sales personnel and a product support department to provide technical training and product support to its customers. Financial information about foreign and domestic sales, operating income and assets is presented in Note 12 of the notes to consolidated financial statements, which appear elsewhere in this Form 10-K.

     The Company provides a two-year warranty against defects in the Company's printer products. The Company warrants its consumable supply products against manufacturing defects with an industry standard "out-of-box" warranty. Use of consumable supply products not manufactured or approved by Kentek voids the user's warranty for both the printer and the consumable supply products. The Company believes that its commitment to quality has resulted in low warranty expense. In the fiscal years ended June 30, 1998, 1997, and 1996, the Company processed warranty claims totaling $247,751, $300,883 and $358,634 respectively.

MANUFACTURING AND SOURCES OF SUPPLY

     The Company operates manufacturing facilities in Boulder, Colorado and in Nagano, Japan. The Boulder, Colorado facility manufactures the photoconductor, developer, fuser, and cleaner consumable supply products. The Company manufactures high capacity sheet feeders and output stackers in its facility in Nagano, Japan. The Company designs and engineers its printer engines and supervises their assembly under contract with the Nagano Japan Radio Corporation. The KW60 and future products in the KW printer line will be manufactured in Boulder, Colorado. The Company purchases toner manufactured exclusively to Kentek's specifications by outside suppliers.

     The Company procures all of its component parts from outside suppliers including proprietary components associated with the production of both the printer products and the consumable supply products. Although the Company generally purchases from multiple vendors, certain of the Company's parts and components are obtained entirely or substantially from a single source. The Company owns all of the unique tooling and mask work used for production of these parts. The tools for producing component parts of the printer engines reside with component suppliers in Japan, while tooling designed and produced for manufacturing the components of the consumable supply products are located mostly in the United States. The Company employs proprietary ASICs in its controller products and relies on contract manufacturers to assemble its printed circuit boards. In Management's opinion, adequate sources of supply exist to maintain current production levels. The Company currently sources over 70% of its piece-part volume and approximately 50% of the cost of the components for its consumable supplies in the United States. The Company believes that this has reduced its manufacturing costs and also reduced its exposure to currency fluctuation.

     The Company has significant operations in Japan, where certain components of its printers are sourced, designed and manufactured. Operating expenses and production costs related to Kentek's Japanese operations are subject to fluctuations in the dollar-yen exchange rate. The Company mitigates a portion of its currency fluctuation risk through a contractual risk sharing provision included in certain of its customer agreements that provides for adjustment of sales price in accordance with fluctuations in exchange rates as well as through the purchase of forwards in the foreign exchange market. See Item 7a.

     In November 1996, the Company completed the sale of its 16,000 square foot facility in Japan. The facility had most recently been used for the manufacture of consumable supplies and was put up for sale when Kentek transferred its manufacturing to the United States.

BACKLOG

     Aggregate backlog as of June 30, 1998 was approximately $6.4 million, compared to approximately $9.2 million as of June 30, 1997. In both fiscal 1998 and 1997, a major customer of the Company placed orders for delivery of product for a time horizon greater than three months If these excess orders were excluded from backlog calculations, total backlog would be approximately $5.1 million in fiscal 1998 and $6.8 million in fiscal 1997. The reduction in normalized backlog is primarily due to the reduction in consumable supplies orders from Lexmark resulting from the decline in the installed base of IBM branded 12 and 24-ppm printers.

     Backlog consists of customer orders, the majority of which are scheduled for shipment within three months following the order date. The Company also receives orders for immediate shipment, which may not be reflected in backlog at any given time. Purchasers of standard products may generally cancel or reschedule orders without significant penalty, and, accordingly, the Company's backlog at any time is not necessarily indicative of future sales. While the Company has operated historically with a 45 to 60 day backlog of orders, results of operations for a given quarter are significantly dependent on orders booked and shipped during that quarter, and increasingly becoming more dependent on orders received during the quarter.

COMPETITION

     The Company competes with many companies in the printer segment of its business, including Hewlett-Packard, Hitachi/Dataproducts, QMS, Konica, Ricoh Canon, Xerox and Fuji-Xerox, each of which sells non-impact printers and has substantially greater name recognition, engineering, manufacturing and marketing capabilities, and greater financial and personnel resources than the Company. For certain applications, the Company's products compete with similar speed impact printers manufactured by Genicom, Tally and Printronix. The Company expects increased competition from established and emerging printer manufacturers and resellers, including Fujitsu, Kodak and Minolta. As a result of the complexity of the printer and consumable supplies manufacturing and distribution businesses, many of the Company's principal customers are also current or potential competitors, including IBM, Oce Printing Systems, Printronix and Tally. In addition, the Company's consumable supplies products are increasingly being remanufactured by third parties; however, the majority of customers still purchase the Company's unique consumable supplies. The principal elements of competition in the Company's markets include total cost of ownership, product features, product quality and reliability, performance characteristics and responsiveness to customers.

PROPRIETARY RIGHTS

     The Company regards much of its hardware and software as proprietary and relies on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, and other methods to protect its products and technology. As of June 30, 1998, the Company had 25 U.S. patents, 12 German patents and 11 United Kingdom patents, all of which will expire in the period between July 2003 and September 2008. There can be no assurance, however, that the patents held by the

Company will protect the Company's technology or provide meaningful competitive advantage. In addition, there can be no assurance that measures taken by the Company to protect its products and technology will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies. In addition, the Company has not applied for patents in Japan. Moreover, the laws of some foreign countries may not protect the Company's proprietary rights to the same extent as the laws of the United States. Other companies may assert patent, copyright or other intellectual property rights against the Company. If such a claim were made against the Company, there can be no assurance that the Company would be able to obtain a license to use such technology if necessary or that such license could be obtained on terms that would not have a material adverse effect on the Company's business and financial statements. Should the Company's products be found to infringe a third party's protected technology, the Company could be required to pay damages to the infringed party or be enjoined from manufacturing and selling such products. The Company could also incur substantial costs to redesign its products or to defend any legal action taken against it.

EMPLOYEES

     As of June 30, 1998, the Company had a total of 257 employees including 197 full-time and 60 part-time or contract. There were 76 full-time and 25 part-time employees in manufacturing, 19 full-time employees in sales and marketing, and 24 full-time and four part-time employees in general and administrative functions. In addition, 78 full-time and 31 part-time employees were engaged in research and development. Of the 257 employees, 188 are located in the U.S., 67 in Japan and two in Europe. The Company's employees are not represented by any union, and the Company believes that its relationships with its employees are good.

ITEM 2. PROPERTIES

     Kentek leases its main facilities in Boulder, Colorado and Nagano, Japan. In Boulder, the Company leases five buildings: an approximately 30,000 square foot facility for sales, marketing, research and development, and general and administrative purposes; an approximately 42,000 square foot facility for consumables manufacturing and warehousing; an approximately 11,000 square foot facility for consumable supplies recycling; an approximately 7,200 square foot building for engineering design work; and an approximately 13,800 square foot facility for future manufacturing of the KW60 printer. In Nagano, the Company leases a total of approximately 23,500 square feet at four separate sites for manufacturing, warehousing, and research and development purposes. The Company also leases office space for sales offices in Allen Park, Michigan, Melbourne, Florida and in Gorinchem, The Netherlands. Management believes that the Company has adequate facilities for the conduct of current and future operations. Furthermore, future lease renewals and/or new locations are expected to approximate current rental payments.

ITEM 3. LEGAL PROCEEDINGS

     The Company is involved with certain claims and disputes incidental to its business. The Company currently believes the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

     On May 12, 1997, the Company settled the lawsuit brought by Printronix Corporation. The settlement included the dismissal of all charges against the Company. The completion of this lawsuit had no material impact on the Company's financial statements for the year ended June 30, 1997. On December 31, 1996, the Company settled the lawsuit with Rosetta Technologies Corporation. The settlement included the dismissal of all charges against the Company and significant payment of past due invoices by Rosetta. The completion of this lawsuit had no material impact on the Company's financial statements for the year ended June 30, 1997.

ITEM 4. SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of security holders during the fourth quarter of the Registrant's fiscal year ended June 30, 1998.

                                    PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY & RELATED STOCKHOLDER MATTERS

MARKET PRICE AND DIVIDEND INFORMATION

     The Company's Common Stock began trading publicly on the NASDAQ National Market under the ticker symbol KNTK on April 17, 1996. Prior to that date, there was no public market for the Common Stock. As of June 30, 1998, 7,137,235 shares of Common Stock were outstanding and the Company had approximately 120 holders of record of the Common Stock, which figure does not include those stockholders whose certificates are held by nominees. The table below sets forth the per share quarterly high and low closing prices of the Common Stock since the Company's initial public offering on April 17, 1996 as reported on the NASDAQ National Market. A cash dividend of $.02 per share for the fourth quarter was declared on August 26, 1998. It is anticipated that the Company will continue to declare quarterly dividends; however, any payment of future dividends will be at the discretion of the Board of Directors and will depend on, among other things, the Company's earnings, financial condition and capital requirements.

FISCAL YEAR ENDED 6/30/96                                      HIGH     LOW
-------------------------                                     ------   -----
4th Quarter.................................................  $15.50   $8.00
FISCAL YEAR ENDED 6/30/97
1st Quarter.................................................  $10.75   $4.25
2nd Quarter.................................................    6.50    4.38
3rd Quarter.................................................    7.38    5.63
4th Quarter.................................................    8.25    6.19
FISCAL YEAR ENDED 6/30/98
1st Quarter.................................................  $10.38   $6.75
2nd Quarter.................................................    9.38    6.25
3rd Quarter.................................................    8.88    6.75
4th Quarter.................................................    9.38    7.88

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

SUMMARY OF OPERATIONS

                                            1998      1997      1996        1995        1994
                                           -------   -------   -------     -------     -------
                                            (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Income Statement Data:
Net sales................................  $45,053   $56,460   $74,381     $70,192     $78,867
Operating income.........................    4,243     7,249    13,277       6,406      10,026
Net income...............................    4,977     4,761    13,102       5,035       9,647
Per Share Data:(a)
Net income per basic share...............  $  0.70   $  0.70   $  6.59     $  6.02     $ 11.54
Net income per diluted share.............     0.70      0.69      2.45        1.02        2.01
Weighted average shares:
  Basic..................................    7,068     6,849     1,987         836         836
  Diluted................................    7,143     6,924     5,344(b)    4,934(c)    4,791(c)
Cash dividends declared..................  $  0.08   $  0.08   $  0.00     $  0.00     $  0.00
Balance Sheet Data:
Working capital..........................  $53,128   $48,061   $42,860     $25,506     $17,870
          Total assets...................   61,472    57,652    60,245      39,711      45,450
Long-term debt...........................       --        --       115       6,651       5,864
          Total liabilities..............    5,755     6,991    14,078      17,027      29,692
          Total stockholders' equity.....   55,717    50,661    46,167      22,684      15,758

---------------

(a) Net income per share data have been retroactively restated to give effect for the adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

(b) Weighted average shares have been calculated based on the average market price per share from the date of the IPO to year-end.

(c) Weighted average shares have been calculated based on Management's estimate of the market value per share prior to the IPO.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Registrant's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 10-K.

OVERVIEW

     The Company sells mid-range, non-impact printers and related consumable supplies and spare parts. Since 1985, more than 80,000 printers have been sold and, as a result, the sale of consumable supplies and spare parts represents a majority of the Company's net sales. From 1985 to 1991, the Company sold its printers, consumable supplies and spare parts exclusively to IBM. Since 1991, the Company has sought to reduce its dependence on IBM by expanding its marketing efforts to other OEMs. In 1995, IBM formally announced its intention to buy a competitor's line of mid-range printers. Accordingly, sales of printers, consumable supplies and spare parts have continued to decrease as older printers are taken out of service thus reducing the installed base of customers who purchase consumable supplies and spare parts.

     The Company continues to manufacture its current printer models in Japan and is therefore subject to fluctuations in cost related to the dollar-yen exchange rate. The Company is developing the KW60 printer to meet the evolving needs of the mid-range printer market and is manufacturing this printer in the United States.

OPERATING RESULTS

 Comparison of Fiscal Year 1998 to Fiscal Year 1997

     Net Sales. Net sales decreased 20.2% from $56,460,000 in fiscal 1997 to $45,053,000 in fiscal 1998. Printer sales constituted 14.8% and 15.6%, respectively, of net sales in fiscal 1997 and 1998. Consumable supplies and spare parts constituted 85.2% and 84.4%, respectively, of net sales in fiscal 1997 and 1998. The Company derives the majority of its revenue from the ongoing sales of consumable supplies and spare parts to support its installed base. As the installed base continues to decline, due to end of life and replacement, the corresponding decrease in sales could have a material adverse effect on the Company's business, results of operations and financial condition.

     Printer Sales. Printer sales revenue decreased by 15.9% from $8,370,000 in fiscal 1997 to $7,041,000 in fiscal 1998. This decrease is due primarily to increased competition in the printer market.

     Consumable Supplies and Spare Parts Sales. Sales of consumable supplies and spare parts decreased by 20.9% from $48,090,000 in fiscal 1997 to $38,012,000 in fiscal 1998. This decrease was due to a declining IBM printer installed base, which resulted in lower consumable supply sales as well as an increase in market competition by third party remanufacturers of consumable supplies.

     Gross Profit. Gross profit decreased by 12.6% from $26,017,000 in fiscal 1997 to $22,729,000 in fiscal 1998. The gross margin percentage increased from 46.1% to 50.4% in the same period. The shift of sales from printers to consumable supplies and spare parts, which have a higher gross margin, contributed to the improved gross margin percentage. The decrease in the Company's reserves for obsolete inventories and the continued strengthening of the dollar in relation to the Japanese yen also contributed to the improved gross margin percentage. The Company continues to focus on inventory management and reduction of slow moving items.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased 13.3% from $10,167,000 in fiscal 1997 to $8,815,000 in fiscal 1998. The decrease was a result of the sale of the Company's property in Japan, a decrease in sales and marketing expense and lower legal expenses due to settlement of all pending litigation.

     Research and Development Expense. Research and development expenses increased by 12.4% from $8,601,000 in fiscal 1997 to $9,671,000 in fiscal 1998.
Fiscal 1998 includes a significantly higher level of expenses associated with the development of prototype KW60 printers and an increase in salary expense of approximately $575,000. The development staff has increased by more than 50 personnel and the Company plans to spend more than 21% of fiscal 1999 sales on research and development expenses.

     Other Income (Expense). Other income (expense) increased from $1,377,000 in fiscal 1997 to $3,314,000 in fiscal 1998. This increase reflects a one-time book loss of $568,000 related to the sale of the Company's property in Japan recorded in fiscal 1997. The remaining increase of approximately $1,000,000 reflects better performance of investments and marketable securities as well as more cash available to invest in 1998.

     Income Tax Expense. Income tax expense for fiscal 1997 was $3,865,000 compared to $2,580,000 for fiscal 1998. Income tax expense for fiscal 1997 included additional tax expense related to the sale of the Company's property in Japan. During fiscal 1998, the Company filed amended prior year tax returns, utilizing available research and development credits, which resulted in a substantial refund. The effective tax rate for fiscal 1997 was 44.8% compared to 34.1% in fiscal 1998. A reconciliation of the income tax rates to the federal statutory rate is presented in Note 7 of the notes to consolidated financial statements.

 Comparison of Fiscal Year 1997 to Fiscal Year 1996

     Net Sales. Net sales declined 24.1% from $74,381,000 in fiscal 1996 to $56,460,000 in fiscal 1997. Printer sales constituted 24.8% and 14.8%, respectively, of net sales in fiscal 1996 and fiscal 1997. Consumable supplies and spare parts sales constituted 75.2% and 85.2%, respectively, of net sales in fiscal 1996 and fiscal 1997.

     Printers. Printer sales decreased 54.6% from $18,436,000 in fiscal 1996 to $8,370,000 in fiscal 1997. The decrease in printer sales was due to two major factors: 1) the introduction by Hewlett-Packard of a competing 40 page per minute printer, and 2) the acquisition of Siemens Nixdorf (the Company's largest printer customer) by Oce. Although Oce is currently purchasing printers from Kentek, annual printer volumes sold to Oce declined by 63.5% from fiscal 1996 to fiscal 1997.

     Consumable Supplies and Spare Parts Sales. Consumable supplies and spare parts sales declined 14.0% from $55,945,000 in fiscal 1996 to $48,090,000 in fiscal 1997. This decrease was due in part to customers returning to normal inventory levels after a large build-up in the last six months of fiscal 1996. In addition, lower printer sales have an immediate impact of reducing related consumable supplies and spare parts sales. Finally, older models of installed printers are being removed from service, reducing the amount of consumable supplies sales.

     Gross Profit. Gross profit declined 13.2% from $29,973,000 in fiscal 1996 to $26,017,000 in fiscal 1997. The gross margin percentage increased from 40.3% to 46.1% in the same period. The decrease in gross profit is directly attributable to the reduction in net sales between the two years. The improved gross margin percentage was primarily caused by reduced manufacturing and material costs as the Company realizes the benefit of moving supplies manufacturing from Japan to the United States. Furthermore, the shift of sales from printers to consumable supplies and spare parts, which have a higher gross margin, contributed to improved gross margin percentage. The continued strengthening of the dollar in relation to the Japanese yen also assisted in improving the gross margin percentage.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased 3.4% from $10,521,000 in fiscal 1996 to $10,167,000 in fiscal 1997. The decrease is a result of reduced profit sharing bonuses and sales commissions.

     Research and Development Expenses. Research and development expenses increased 39.3% from $6,175,000 in fiscal 1996 to $8,601,000 in fiscal 1997. The increase is principally attributable to expenses associated with the continued development of the KW60 product line.

     Other Income (Expense). Other income (expense) increased from $188,000 of income in fiscal 1996 to $1,377,000 of income in fiscal 1997. This increase was realized as a result of greater cash available for investment, partially offset by an $568,000 loss recorded in November 1996 related to the sale of the Company's property in Japan.

     Income Tax Expense. Income tax expense for fiscal 1996 was $363,000, or an effective tax rate of 2.7% compared with income tax expense of $3,865,000, or an effective tax rate of 44.8% in fiscal 1997. During fiscal 1996, the Company recognized a deferred tax asset of $3,656,000 as a result of temporary timing differences and the elimination of a valuation allowance that was recorded in prior years. Recognition of a deferred tax asset reduced income tax expense for fiscal 1996. During fiscal 1997, the Company incurred additional tax expense related to the sale of the property in Japan. A reconciliation of the income tax rates to the federal statutory rate is presented in Note 7 of the Notes to Consolidated Financial Statements appearing elsewhere in this Form 10-K.

INTERNATIONAL SALES

     Direct sales to customers not located in the United States represented 7.2%, 6.0% and 11.8% of the Company's total sales in fiscal years 1998, 1997 and 1996, respectively. Substantially all of the sales made by the Company in international markets are priced in dollars to eliminate currency risk. The Company's international sales are concentrated in Europe, and for the year ended June 30, 1998, 29.5% and 41.4%, respectively, of such sales were to customers located in Germany and The Netherlands. The Company believes that its recent decline in international printer sales is primarily attributable to a change in practice by certain OEM customers to purchase more products in the United States for resale abroad.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations historically through internally generated cash, investing, subordinated debt and equity financing, and bank borrowings. In November 1996, the Company sold its manufacturing facility in Japan. The proceeds from the sale were used to pay off the Company's short-term debt and the remaining mortgage on the property.

     Changes in cash and cash equivalents during fiscal 1998 resulted in a net decrease of $1,869,000 as compared to a decrease of $7,776,000 during fiscal 1997. In fiscal 1997, principal payments of long-term debt and capital lease obligations were $5,150,000 compared to no debt payments and $7,000,000 used for investment in limited partnerships in fiscal 1998. The purchase of available-for-sale securities was $2,451,000 less in fiscal 1998. The proceeds from sales of available-for-sale securities were $6,886,000 more in fiscal 1998, most of which were invested in the limited partnerships. See Note 2 to the notes to consolidated financial statements for discussion on the Company's investment strategies.

     Changes in cash and cash equivalents during fiscal 1997 resulted in a net decrease of $7,776,000 as compared to an increase of $19,603,000 during fiscal 1996. The primary reasons for this decrease were net purchases of marketable securities of $8,000,000 and purchases of available-for-sale securities of $13,237,000, as well as the payoff of the long-term debt associated with the sale of the Company's property in Japan.

     The Company anticipates significant expenses related to research and development of the KW60 printer in fiscal 1999 that will result in lower cash flows from operations.

     The Company has a $5,000,000 unsecured line of credit with a bank that expires in October 1998. The Company intends to renew this line of credit in fiscal 1999. As of June 30, 1998, the Company had no outstanding borrowings under this credit facility. The Company does not actively draw on this line of credit, and does not anticipate drawing on this line over the next several months.

     The Company's Board of Directors has authorized a stock buy-back program with a maximum repurchase of 5% of the outstanding common shares. Management intends to evaluate its investments and the Company's current stock price in determining the timing and amount of the stock purchase.

     As of June 30, 1998, the Company has recorded a net deferred tax asset totaled $2,773,000, with $773,000 classified as non-current as a result of the nature of the temporary differences. The non-current portion is attributable to property and equipment. At June 30, 1997 the Company had recorded a $3,338,000 net deferred tax asset. The Company has determined that it is more likely than not that it will have sufficient taxable income in future periods to realize the corresponding tax benefit resulting from the deferred tax asset. This determination is based on several recurring periods of profitable operations, continuing efforts to enhance and develop existing and new customer relationships, the Company's movement of a substantial portion of its supplies manufacturing to the United States from Japan and the strengthening of the dollar against the yen. Management evaluates the positive and negative evidence related to the recoverability of its deferred tax assets on a quarterly basis and makes appropriate adjustments.

     Financial information about income taxes is presented in Note 7 of the notes to consolidated financial statements which appear elsewhere in this Form 10-K.

     The Company believes that cash flows provided by operating activities, together with its bank line, will be sufficient to meet the Company's cash requirements for at least twelve months from the date of this Form 10-K.

     Since the first quarter of fiscal 1997, the Company has paid a quarterly cash dividend to holders of its Common Stock equal to $.02 per share. The Company presently intends to continue this dividend policy.

YEAR 2000 COMPLIANCE

     The Company has completed and tested conversion from existing accounting and finance software to programs that are year 2000 compliant. Maintenance or modification costs associated with making all other internal computer systems year 2000 compliant will be expensed as incurred. As the Company implements solutions to the year 2000 issue, in some circumstances it may determine that replacing existing systems, hardware, or equipment may be more efficient and also provide additional functionality. Replacement of these systems would be capitalized and would reduce the estimated expenses associated with the year 2000 issue. The Company is also continuing its assessment of the readiness of external entities, such as vendors and suppliers, which interface with the Company and plans to have this assessment complete by June 30, 1999. The Company believes it has adequate alternative sources of supply for the majority of the raw materials used in the printer and consumable supplies production should any particular vendor fail to be year 2000 compliant. The Company continues to qualify new vendors, both in the U.S. and Japan, for alternative sources of supply. Alternative vendors will be qualified in fiscal year 1999.

     The Company's contingency plans, if year 2000 modifications do not work or are not ready by year 2000, relies significantly on manual procedures and record keeping. All files will be adequately backed up as of December 31, 1999 and will be available for downloading into any spreadsheet package to facilitate manual record keeping. Adequate hard copy reports of balances and transactions as of December 31, 1999 will also be available to provide a complete manual system of accounting, inventory control, shipping and receiving if required. Subsequent to year 2000, manual systems will continue to be in place to mitigate the risk of lost information due to any unforeseen interruptions that may occur as a result of year 2000 issues arising after January 1, 2000.

     The Company's past and present printer products incorporate software. The Company's printer products prior to the K40DX (K2, K2+, K3, K4, K30, K31 and
K40) do not contain any real-time clock functionality and are believed to be year 2000 compliant. The K40DX printer has a real-time clock and is believed to be year 2000 compliant. Based on management's assessment, no material product distribution or warranty claims are expected. Management believes that the Company will not incur any significant product expenses related to year 2000 compliance.

     Management believes that its efforts will result in year 2000 compliance. Kentek has incurred no incremental material costs associated with year 2000 compliance, as the majority of the costs have occurred as a result of normal upgrade procedures. The Company does not expect the future costs associated with these procedures to be material. However, the impact on business operations of failure by the Company to achieve compliance or failure by external entities which the Company cannot control, such as vendors, to achieve compliance, could be material to the Company's financial condition and results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" ("EPS"). SFAS No. 128, which supersedes APB Opinion No. 15, establishes new standards for computing and presenting EPS. The Company adopted this Statement in fiscal year 1998. All prior period EPS data have been restated. The adoption of this Statement had no material effect on the Company's reported EPS amounts.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company is required to adopt this Statement in fiscal year 1999. Reclassification of financial statements for earlier periods provided for comparative purposes are required. The Company has determined that the adoption of this Statement will not have a material impact on its financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which will be effective for the Company beginning July 1, 1998. SFAS No. 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company has determined that the adoption of this statement will not have a material impact on its financial statement disclosures.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The accounting provisions for qualifying hedges allow gains and losses recognized in the income statement related to a hedged item to be offset by a related derivative's gains and losses, and requires the Company to formally document, designate, and assess the effectiveness of transactions that qualify for hedge accounting. The Company is not required to adopt this Statement until July 1999. The Company has not determined the impact that adopting this Statement will have on its financial statements. However, when adopted this Statement could increase volatility in reported earnings and other comprehensive income of the Company.

     In January 1998, the American Institute of Certified Public Accountants ("AICAP") issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance on the accounting for computer software costs. In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-up Activities." This SOP provides guidance on the accounting for the cost of start-up activities. The Company is not required to adopt these statements until July 2000 and does not expect the adoption of these standards to result in material changes to previously reported amounts or disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

     The Company's exposure to market risk for changes in interest rates relate primarily to the Company's investment portfolio of cash equivalents and marketable securities. The stated objectives of the Company's investment guidelines are: safety of principal; liquidity; maximization of yield; and diversification of risk. The

Company places it's cash equivalent and marketable securities investments with U.S. Treasury and federal agency obligations, high credit quality commercial paper, obligations of corporations, banks and agencies including notes and bonds, taxable money market preferreds, certificates and/or time deposits of high quality commercial banks and tax exempt state and municipal obligations. The investment portfolio includes only those securities with active secondary resale markets to ensure portfolio liquidity.

     The Company has investments in equity securities in the amount of $11,982,000 as well as investments in two limited partnerships in the amount of $7,000,000 that are subject to market and interest rate risk.

     The table below presents principal amounts and related weighted average interest rates by date of maturity for the Company's investment portfolio of debt securities. The debt security investment portfolio has a weighted average maturity of 904 days or less. Management has historically and intends to continue selling such investments within one year of the purchase date.

                                                                        MATURITY
                                                     ----------------------------------------------
                                                                2015 AND              FAIR VALUE AT
                                                      1999     THEREAFTER    TOTAL    JUNE 30, 1998
                                                     -------   ----------   -------   -------------
                                                                 (AMOUNTS IN THOUSANDS)
Cash equivalents...................................  $ 3,941                $ 3,941      $ 3,941
  Average interest rate............................     5.62%                  4.81%
Commercial paper...................................   15,756     $1,050      16,806       16,806
  Average interest rate............................     5.77%      5.62%       5.76%
Tax-exempt investments.............................    1,100      1,300       2,400        2,400
  Average interest rate............................     3.74%      1.28%       2.41%
                                                     -------     ------     -------      -------
          Total investment portfolio...............  $20,797     $2,350     $23,147      $23,147
                                                     =======     ======     =======      =======
  Average interest rate............................     5.64%      3.22%       5.39%

     The above table is based upon contractual maturity dates in the Company's investment portfolio of debt securities. These investment securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels as of June 30, 1998, the fair value of the portfolio would decline by approximately $3,500,000. See Note 2 to the notes to consolidated financial statements for additional discussion regarding the Company's investment securities.

FOREIGN CURRENCY RISK

     The Company has operations in Japan, and as a result, operating expenses are dependent on dollar-yen exchange rates. The Company has purchased Japanese Yen forward contracts to minimize the effect of fluctuating foreign currencies on its reported income, generally over the ensuing three months. The forward contracts do not qualify as hedges for financial reporting purposes and are reported in the financial statements net of changes in forward rates that are reflected in income. Although the volatility of income over the period covered by such contracts is reduced, increased volatility may be reported during interim periods. The counterparties to the Company's forward contracts consist of two financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the Company. As of June 30, 1997, the Company did not have any foreign currency forward contracts outstanding. At June 30, 1998, outstanding Japanese yen contractual amounts were as follows:

                                                  NOTIONAL      GAINS
                                                   AMOUNT    (THOUSANDS)   LOSSES
                                                  --------   -----------   ------
Japanese yen forward contracts..................   $2,748        $67        $--

     Based on the Company's overall currency rate exposure at June 30, 1998, a 10% change in currency rates would not have a material effect on the financial position, results of operations or cash flows of the Company. See Note 13 of the notes to consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Independent Auditors' Reports...............................   E-19
Report of Independent Certified Public Accountants..........   E-20
Consolidated Balance Sheets as of June 30, 1998 and 1997....   E-21
Consolidated Statements of Income for the Years Ended June
  30, 1998, 1997 and 1996...................................   E-22
Consolidated Statements of Stockholders' Equity for the
  Years Ended June 30, 1998, 1997 and 1996..................   E-23
Consolidated Statements of Cash Flows for the Years Ended
  June 30, 1998, 1997 and 1996..............................   E-24
Notes to Consolidated Financial Statements..................   E-25
Financial Statement Schedule II -- Consolidated Valuation
  and Qualifying Accounts...................................   E-37

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Kentek Information Systems, Inc.
Boulder, Colorado

     We have audited the accompanying consolidated balance sheets of Kentek Information Systems, Inc. and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. The consolidated statements of operations, stockholders' equity, and cash flows and related financial statement schedule of the Company for the year ended June 30, 1996 were audited by other auditors whose report, dated August 9, 1996, expressed an unqualified opinion on those statements and financial statement schedule.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kentek Information Systems, Inc. and subsidiaries as of June 30, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. Also, in our opinion, the financial statement schedules for each of the two years in the period ended June 30, 1998, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                            DELOITTE & TOUCHE LLP

Denver, Colorado
August 15, 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Kentek Information Systems, Inc.
Boulder, Colorado

     We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of Kentek Information Systems, Inc. and subsidiaries for the year ended June 30, 1996. Our audit also included the consolidated financial statement schedule for the year ended June 30, 1996 listed in the Index at Item 8. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Kentek Information Systems, Inc. and subsidiaries for the year ended June 30, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the financial statement schedule for the year ended June 30, 1996, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                            BDO SEIDMAN, LLP

Los Angeles, California
August 9, 1996

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          AS OF JUNE 30, 1998 AND 1997
                                  (THOUSANDS)

                                     ASSETS

                                                                   JUNE 30
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
Current assets:
  Cash and cash equivalents.................................  $16,347   $18,216
  Marketable securities (Note 2)............................   19,308    16,374
  Investment in limited partnership (Note 2)................    7,000        --
  Accounts receivable, less allowance for doubtful accounts
     of $490 and $653.......................................    5,297     6,213
  Inventories (Note 3)......................................    7,725    10,074
  Deferred income taxes (Note 7)............................    2,000     2,628
  Other.....................................................      701     1,045
                                                              -------   -------
  Total current assets......................................   58,378    54,550
                                                              -------   -------
Property and equipment:
  Land and buildings........................................       96       117
  Tooling...................................................    9,749    11,189
  Furniture, fixtures and equipment.........................    5,927     5,975
  Leasehold improvements....................................      541       502
                                                              -------   -------
  Total property and equipment..............................   16,313    17,783
  Less accumulated depreciation and amortization............   14,519    16,062
                                                              -------   -------
          Property and equipment, net.......................    1,794     1,721
                                                              -------   -------
Deposits and other..........................................    1,300     1,381
                                                              -------   -------
          Total assets......................................  $61,472   $57,652
                                                              =======   =======

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable..........................................  $ 2,200   $ 3,324
  Accrued expenses:
     Income taxes...........................................      180        --
     Bonus..................................................      539       618
     Other..................................................    2,331     2,547
                                                              -------   -------
          Total current liabilities.........................    5,250     6,489
Other.......................................................      505       502
                                                              -------   -------
          Total liabilities.................................    5,755     6,991
Commitments and contingencies (Note 9)
Stockholders' equity (Note 5):
  Common stock, $.01 par -- shares authorized, 12,000;
     shares outstanding, 7,137 and 6,929....................       71        69
  Additional paid-in capital................................   44,821    43,945
  Foreign currency translation adjustment...................     (988)     (753)
  Retained earnings.........................................   11,813     7,400
                                                              -------   -------
  Total stockholders' equity................................   55,717    50,661
                                                              -------   -------
          Total liabilities and stockholders' equity........  $61,472   $57,652
                                                              =======   =======

          See accompanying notes to consolidated financial statements.

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996
                     (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED JUNE 30
                                                              -------------------------
                                                               1998     1997     1996
                                                              ------   ------   -------
Net sales (Note 8):
  Printers..................................................  $7,041   $8,370   $18,436
  Consumable supplies and spare parts.......................  38,012   48,090    55,945
                                                              ------   ------   -------
          Total.............................................  45,053   56,460    74,381
Cost of sales...............................................  22,324   30,443    44,408
                                                              ------   ------   -------
Gross profit................................................  22,729   26,017    29,973
                                                              ------   ------   -------
Operating expenses:
  Selling, general and administrative.......................   8,815   10,167    10,521
  Research and development..................................   9,671    8,601     6,175
                                                              ------   ------   -------
          Total operating expenses..........................  18,486   18,768    16,696
                                                              ------   ------   -------
Operating income............................................   4,243    7,249    13,277
Other income, net (Note 10).................................   3,314    1,377       188
                                                              ------   ------   -------
Income before income taxes..................................   7,557    8,626    13,465
Income tax expense (Note 7).................................   2,580    3,865       363
                                                              ------   ------   -------
Net income..................................................  $4,977   $4,761   $13,102
                                                              ======   ======   =======
Net income applicable to common stockholders (Note 5).......  $4,977   $4,761   $11,750
                                                              ======   ======   =======
Net income per share:
     Basic..................................................  $ 0.70   $ 0.70   $  6.59
                                                              ======   ======   =======
     Diluted................................................  $ 0.70   $ 0.69   $  2.45
                                                              ======   ======   =======
Weighted average shares:
     Basic..................................................   7,068    6,849     1,987
                                                              ======   ======   =======
     Diluted................................................   7,143    6,924     5,344
                                                              ======   ======   =======

          See accompanying notes to consolidated financial statements.

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996
                                  (THOUSANDS)

                                 SENIOR CONVERTIBLE     CONVERTIBLE                                      FOREIGN       RETAINED
                                  PREFERRED STOCK     PREFERRED STOCK    COMMON STOCK     ADDITIONAL    CURRENCY       EARNINGS
                                 ------------------   ---------------   ---------------    PAID-IN     TRANSLATION   (ACCUMULATED
                                  SHARES    AMOUNT    SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     ADJUSTMENT      DEFICIT)
                                 --------   -------   ------   ------   ------   ------   ----------   -----------   ------------
Balance June 30, 1995..........   11,005     $ 550    1,785     $ 18      836     $ 8      $31,484       $   541       $(9,917)
 Conversion of preferred stock
   to common (Note 5)..........  (11,005)     (550)   (1,785)    (18)   3,789      38          530            --            --
 Sale of common stock, net of
   offering costs (Note 5).....       --        --       --       --    2,200      22       15,601            --            --
 Payment of excess liquidation
   preference on preferred
   stock conversion (Note 5)...       --        --       --       --       --      --       (4,152)           --            --
 Foreign currency translation
   adjustment..................       --        --       --       --       --      --           --        (1,090)           --
 Net income....................       --        --       --       --       --      --           --            --        13,102
                                 -------     -----    ------    ----    -----     ---      -------       -------       -------
Balance June 30, 1996..........       --        --       --       --    6,825      68       43,463          (549)        3,185
 Exercise of stock options.....       --        --       --       --      104       1          482            --
 Dividends paid................       --        --       --       --       --      --           --            --          (546)
 Foreign currency translation
   adjustment..................       --        --       --       --       --      --           --          (204)           --
 Net income....................       --        --       --       --       --      --           --            --         4,761
                                 -------     -----    ------    ----    -----     ---      -------       -------       -------
Balance June 30, 1997..........       --        --       --       --    6,929      69       43,945          (753)        7,400
 Exercise of stock options.....       --        --       --       --      208       2          876            --            --
 Dividends paid................       --        --       --       --       --      --           --            --          (564)
 Foreign currency translation
   adjustment..................       --        --       --       --       --      --           --          (235)           --
 Net income....................       --        --       --       --       --      --           --            --         4,977
                                 -------     -----    ------    ----    -----     ---      -------       -------       -------
Balance June 30, 1998..........       --     $  --       --     $ --    7,137     $71      $44,821       $  (988)      $11,813
                                 =======     =====    ======    ====    =====     ===      =======       =======       =======

          See accompanying notes to consolidated financial statements.

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996
                                  (THOUSANDS)

                                                                   YEAR ENDED JUNE 30
                                                              -----------------------------
                                                                1998       1997      1996
                                                              --------   --------   -------
OPERATING ACTIVITIES:
    Net income..............................................  $  4,977   $  4,761   $13,102
    Adjustments to reconcile net income to net cash provided
      by operating activities:
         Depreciation and amortization......................     1,278      1,281     1,648
         Loss on disposal of property and equipment.........        38        777       191
         Deferred income tax expense (benefit)..............       565        318    (3,656)
         Unrealized gains on forward exchange contracts and
           trading securities...............................      (500)      (159)       --
         Realized and unrealized gains on available-for-sale
           securities.......................................    (1,558)    (1,345)       --
    Changes in operating assets and liabilities:
         Trading securities, net............................    (3,254)    (8,000)       --
         Accounts receivable................................       916        885       724
         Inventories........................................     2,008      3,794    (2,122)
         Other current assets...............................        28       (429)      129
         Other assets.......................................        (8)       758      (181)
         Accounts payable and accrued expenses..............      (351)    (1,937)     (118)
                                                              --------   --------   -------
Net cash provided by operating activities...................     4,139        704     9,717
                                                              --------   --------   -------
INVESTING ACTIVITIES:
    Purchases of available-for-sale securities..............   (10,786)   (13,237)       --
    Investments in limited partnerships.....................    (7,000)        --        --
    Purchase of equipment...................................    (1,226)    (1,062)     (832)
    Proceeds from sale of available-for-sale securities.....    13,233      6,367        --
    Proceeds from sale of equipment.........................         3      4,928        12
                                                              --------   --------   -------
Net cash used in investing activities.......................    (5,776)    (3,004)     (820)
                                                              --------   --------   -------
FINANCING ACTIVITIES:
    Principal payments of long-term debt and capital lease
      obligations...........................................        --     (5,150)      (85)
    Proceeds from issuance of common stock..................       878        483    17,600
    Dividends paid..........................................      (564)      (546)       --
    Payment of offering costs...............................        --         --    (1,977)
    Payment of excess liquidation preference on preferred
      stock.................................................        --         --    (4,152)
                                                              --------   --------   -------
Net cash provided by (used in) financing activities.........       314     (5,213)   11,386
                                                              --------   --------   -------
Effect of exchange rate changes on cash.....................      (546)      (263)     (680)
                                                              --------   --------   -------
Net increase (decrease) in cash and cash equivalents........    (1,869)    (7,776)   19,603
Cash and cash equivalents, beginning of year................    18,216     25,992     6,389
                                                              --------   --------   -------
Cash and cash equivalents, end of year......................  $ 16,347   $ 18,216   $25,992
                                                              ========   ========   =======
Supplemental cash flow information:
    Cash paid during the year for:
         Interest...........................................  $      7   $     25   $   233
         Income taxes.......................................     2,392      5,304     3,251

Non-cash activities: Preferred stock of $568,000 was converted into common stock during the year ended June 30, 1996.

          See accompanying notes to consolidated financial statements.

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Kentek Information Systems, Inc. (the "Company") is a supplier of mid-range, non-impact laser printers and related consumable supplies and spare parts. The Company was incorporated under the laws of the State of Delaware in 1981. The Company's operations in the United States ("U.S.") consist of manufacturing facilities in Boulder, Colorado, which are used to manufacture the consumable supply products. The Company's principal subsidiary, Nippon Kentek Kaisha Ltd., a Delaware corporation ("Nippon Kentek"), is engaged in research and development and manufacturing-related activities in Japan. The Company designs and engineers its printer engines and supervises their assembly under contract with a Japanese company. The Company distributes its printers, consumable supplies and spare parts exclusively through sales to OEM customers and systems integrators.

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Kentek Europe BV, Kentek GmbH and Nippon Kentek. All significant intercompany balances and transactions have been eliminated in consolidation.

     Foreign Currency Translation -- The functional currency for the Company's foreign operations is the applicable local currency. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Resulting translation adjustments are accumulated in the foreign currency translation adjustment component of stockholders' equity. Currency transaction gains and losses are recognized in net income currently.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     In addition, significant estimates are included in the accompanying financial statements related to reserves for inventory obsolescence, uncollectible accounts receivable and warranty reserves which are based upon historical and developing trends, aging of items, and other information deemed pertinent to estimate collectibility and realizability. It is possible that these reserves may change within a year, and the effect of the change could be material to the consolidated financial statements.

     Cash Equivalents -- The Company considers cash, money market accounts and all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     Marketable Securities -- Management has determined that the Company's marketable securities portfolio consists of both available-for-sale and trading securities.

     Marketable securities classified as available-for-sale are available to support current operations and to take advantage of other investment opportunities. These securities are stated at fair value based upon market quotations. Unrealized gains and losses on available-for-sale securities were not significant. Realized gains and losses are included in other income, net.

     Marketable securities classified as trading securities are carried at fair value based upon market quotations. Net realized and unrealized gains and losses on trading securities are included in other income, net.

     Concentrations of Credit Risk -- The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalent balances in excess of the insurance provided by federal insurance authorities, marketable securities and accounts receivable.

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

     The Company's cash equivalents are placed with a major financial institution and are primarily invested in investment grade commercial paper with an average original maturity of three months or less and money market accounts. The Company's marketable securities consist of commercial paper and various equity securities. The exposure to loss resulting from the concentrations of credit risk with respect to accounts receivable is limited due to generally short payment terms and the customers' dispersion across geographic areas. The Company performs ongoing credit evaluation of its customer's financial condition and generally requires no collateral from its customers.

     Inventories -- Inventories are valued at the lower of cost (determined primarily by the weighted moving average method) or market.

     Property, Equipment and Depreciation -- Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the following estimated useful lives:

                                                           YEARS
                                                           -----
Tooling..............................................        3
Furniture, fixtures and equipment....................       3-7
Leasehold improvements...............................  Term of Lease

     Impairment of Long-lived Assets -- The carrying value of long-lived assets and certain identified intangible assets held and used by the Company are evaluated for impairment whenever there is an event or change in circumstances that indicates that such assets have been impaired or that the carrying value of such assets might not be recoverable.

     Income Taxes -- The Company accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax computations are based on enacted tax laws and rates applicable to the years in which the differences are expected to affect taxable income.

     Stock Option Plans -- The Company accounts for stock-based compensation to employees and directors using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock Based Compensation".

     Net Income Per Share -- During 1998, the Company adopted SFAS No. 128, "Earnings Per Share". SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and supercedes APB Opinion No. 15 and its related interpretations. All prior periods presented have been restated in accordance with SFAS No. 128. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS, which excludes dilution, and requires dual presentation of basic and diluted EPS for all entities with complex capital structures. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. For the year ended June 30, 1996, net income has been reduced by the Excess Liquidation Preference ("ELP") (Note 5) attributable to the Senior Convertible Preferred Stock ("SCPS") totaling $1,352,000, in computing net income per share. Stock options were omitted from the

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES denominator because they were antidilutive and were not material. A reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share is presented below.

                                                             INCOME         SHARES       PER-SHARE
                                                           (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                           -----------   -------------   ---------
FOR THE YEAR ENDED JUNE 30, 1998
Net income...............................................    $ 4,977
                                                             =======
Basic net income per share...............................
Income available to Common stockholders..................    $ 4,977         7,068         $0.70
                                                             =======                       =====
Effect of stock options..................................                       75
                                                                             -----
Diluted net income per share.............................    $ 4,977         7,143         $0.70
                                                             =======         =====         =====
FOR THE YEAR ENDED JUNE 30, 1997
Net income...............................................    $ 4,761
                                                             =======
Basic net income per share...............................
Income available to Common stockholders..................    $ 4,761         6,849         $0.70
                                                             =======                       =====
Effect of stock options..................................                       75
                                                                             -----
Diluted net income per share.............................    $ 4,761         6,924         $0.69
                                                             =======         =====         =====
FOR THE YEAR ENDED JUNE 30, 1996
Net income...............................................    $13,102
                                                             =======
Basic net income per share...............................
Income available to common stockholders..................    $11,750         1,987         $6.59
                                                             =======                       =====
Effect of convertible preferred stock....................                    3,357
                                                                             -----
Diluted net income per share.............................    $11,750         5,344         $2.45
                                                             =======         =====         =====

     Revenue Recognition and Product Warranty -- Sales of printers, consumable supplies and spare parts are recorded upon shipment to customers. The Company warrants its printers against defects in design, materials and workmanship for two years. A provision for estimated future costs relating to warranty expense is recorded when products are shipped.

     Research and development -- Costs incurred in connection with research and development activities are expensed as incurred.

     New Accounting Pronouncements -- In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company is required to adopt this statement in fiscal year 1999. Reclassification of financial statements for earlier periods provided for comparative purposes are required. The Company has determined that the adoption of this Statement will have no material impact on its financial disclosures.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which will be effective for the Company beginning July 1, 1998. SFAS No. 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company has determined that the adoption of this statement will not have a material impact on its financial statement disclosures.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that all derivative

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The accounting provisions for qualifying hedges allow gains and losses recognized related to a hedged item in the income statement to be offset by related derivative's gains and losses, and requires the Company to formally document, designate, and assess the effectiveness of transactions that qualify for hedge accounting. The Company is not required to adopt this Statement until July 1999. The Company has not determined its method or timing of adopting this Statement or the impact on its financial statements. However, when adopted this Statement could increase volatility in reported earnings and other comprehensive income of the Company.

     In January 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance on the accounting for computer software costs. In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-up Activities." This SOP provides guidance on the accounting for the cost of start-up activities. The Company is not required to adopt these statements until July 2000 and does not expect the adoption of these standards to result in material changes to previously reported amounts or disclosures.

     Reclassifications -- Certain prior year amounts have been reclassified to conform with the current year presentation.

2. INVESTMENTS

     Marketable Securities -- The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires an entity to categorize its investments as held-to-maturity, available-for-sale, or trading securities, according to the use of investment, and to record unrealized gains and losses in net income or as separate component of stockholders' equity, depending on the investment's classification. Management determines the proper classifications of investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. As of June 30, 1998 and 1997, available-for-sale and trading securities consisted of the following:

                                                          GROSS        GROSS      ESTIMATED
                                                        UNREALIZED   UNREALIZED     FAIR
                                               COST       GAINS        LOSSES       VALUE
                                              -------   ----------   ----------   ---------
                                                              (THOUSANDS)
JUNE 30, 1998
Available-for-sale securities
  Bank and corporate debt...................  $ 7,326      $ --        $   --      $ 7,326
Trading securities
  Equity....................................   11,549       433            --       11,982
          Total.............................  $18,875      $433        $   --      $19,308
JUNE 30, 1997
Available-for-sale securities
  Bank and corporate debt...................  $ 8,215      $ --        $   --      $ 8,215
Trading securities
  Equity....................................    8,000       159            --        8,159
          Total.............................  $16,215      $159        $   --      $16,374

     As of June 30, 1998, securities classified as available-for-sale had contractual maturity dates ranging from July 1998 to April 2029, the cost for these securities approximated their fair value as of June 30, 1998 and 1997. During 1998 and 1997, proceeds from sales of available-for-sale securities approximated $13,233,000

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES and $6,367,000, respectively. The Company uses the specific identification method to determine cost for available-for-sale securities. Gross unrealized gains and losses on sales of available-for-sale securities were not material in 1998 and 1997. Net unrealized holding gains on trading securities of $433,000 and $159,000 have been included in net income for 1998 and 1997, respectively.

     Investments in Limited Partnerships -- As of June 30, 1998, the Company has investments in two limited partnerships. The first investment of $3,000,000 was made in June 1998 in the HCM High Yield Opportunity Fund, LP ("HCM"). The prospectus for HCM indicates that HCM's investment objective is to provide investors with risk-adjusted rates of return through a portfolio structured to generally have the following characteristics: low volatility; short duration (generally less than 2 years); and an overall high degree of liquidity in the underlying securities. The partnership will attempt to achieve these objectives through a two-pronged investment strategy: an emphasis on non-investment grade fixed income financial instruments (including bonds and bank loans) that, in HCM's judgement, are likely (i) to be repurchased by the issuer at a premium within twelve to eighteen months as a result of the occurrence of a corporate event such as an IPO, asset sale, merger or refinancing and (ii) active trading of the portfolio. Withdrawals from the partnership may be made quarterly with 30 days notice. The second investment of $4,000,000 was also made in June 1998 in Cerberus, LP ("CLP"). The prospectus for CLP indicates that CLP invests in publicly traded and private debt, trade claims, large and middle market bank loans, distressed real estate and public and private equity, including post bankruptcy equity. To control risk, assets are broadly diversified among 60 or more positions. Withdrawals from the fund may be made each June 30 and December 31 with 90 days notice. The Company accounts for the investments in limited partnerships at cost. Based on information provided by HCM's and CLP's General Partners, the Company's proportionate share in the fair value of each partnership as of June 30, 1998 approximated the Company's carrying value for each investment.

3. INVENTORIES

     Inventories consist of the following net of allowance:

                                                                  JUNE 30
                                                              ----------------
                                                               1998     1997
                                                              ------   -------
                                                                (THOUSANDS)
Finished printers, consumable supplies and spare parts......  $4,072   $ 6,064
Raw materials...............................................   3,653     4,010
                                                              ------   -------
                                                              $7,725   $10,074
                                                              ======   =======

4. REVOLVING CREDIT AGREEMENT

     The Company has an unsecured revolving line-of-credit agreement with a bank, which expires October 31, 1998. The available loan amount is $5,000,000. The line-of-credit agreement provides for interest at the bank's prime rate. The Company must meet certain financial ratio requirements under the terms of the agreement. At June 30, 1998 and 1997, no amounts were drawn on the line-of-credit.

5. CAPITAL STOCK

     The Company's Board of Directors have authorized a stock buy-back program with a maximum repurchase of 5% of the outstanding common shares. Management intends to evaluate its investments and the Company's current stock price in determining the timing and amount of stock repurchase. During 1998, 1997 and 1996, the Company declared and paid cash dividends per common share equal to $0.08, $0.08 and nil, respectively.

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

     On April 17, 1996, the Company completed its IPO of 2,200,000 shares of common stock in the offering at $8 per share. In addition, non-management stockholders sold an additional 675,000 shares. The Company received $15,623,000 in proceeds, net of offering costs of $1,977,000.

     Effective immediately prior to the IPO, the outstanding SCPS and Convertible Preferred Stock ("CPS") were converted into common stock and the SCPS and CPS authorized shares were canceled. The SCPS was voting and had a primary liquidation preference of $1 per share, plus the aggregate amount of the ELP. ELP accrued on the SCPS at an annual rate of 12%. On April 23, 1996, the ELP of approximately $4,152,000 was paid to SCPS holders, and the SCPS shares were converted into common stock at a conversion rate of 1.3869245 shares of common stock per SCPS share. (Note 1).

6. STOCK OPTION PLAN

     The Company currently has one stock option plan, the 1992 Stock Option Plan ("the Plan"). The Plan provides for the grant of incentive stock options to officers, directors, and employees of the Company. The Company has reserved 1,250,000 shares of its authorized common stock for stock options for issuance in connection with the plan. The Plan provides for the grant of stock options, including incentive stock options and non-statutory stock options. At June 30, 1998, there were 426,148 shares available for future stock option grants. The following table summarizes information on stock option activity for the Plan:

                                                        EXERCISE PRICE       WEIGHTED AVERAGE
                                     NUMBER OF SHARES     PER SHARE      EXERCISE PRICE PER SHARE
                                     ----------------   --------------   ------------------------
Outstanding at July 1, 1995........       344,112       $3.24 - $6.49             $4.13
  Granted..........................       378,575               $6.49             $6.49
  Expired..........................       (41,685)      $3.24 - $6.49             $4.43
                                         --------
Outstanding at June 30, 1996.......       681,002       $3.24 - $8.38             $5.43
  Granted..........................       117,000       $6.00 - $7.88             $6.48
  Exercised........................      (104,817)      $3.24 - $6.49             $4.61
  Canceled and expired.............       (45,772)      $3.24 - $8.38             $6.61
                                         --------
Outstanding at June 30, 1997.......       647,413       $3.24 - $7.88             $5.67
  Granted..........................       109,500       $7.94 - $9.50             $8.68
  Exercised........................      (207,890)      $3.24 - $6.49             $4.22
  Canceled and expired.............       (37,878)      $3.24 - $6.63             $5.72
                                         --------
Outstanding at June 30, 1998.......       511,145       $3.24 - $9.50             $6.90
                                         ========

     Options issued to officers and employees under the Plan vest proportionately over three years on each of the first, second, and third anniversary dates of the option grant date and expire in five years. Options granted subsequent to July 1, 1997 have a ten-year life. Options issued to directors under the Plan vest 100% six months after the grant date and expire in ten years.

     The Company accounts for stock options issued to officers, directors and employees using the intrinsic value method prescribed by APB No. 25 and has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation expense has been recognized for options issued under the Plan. Had compensation expense for the Plan been determined based on the fair value at the grant date of awards under

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES those plans consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                FISCAL YEAR ENDED   FISCAL YEAR ENDED   FISCAL YEAR ENDED
                                                     6/30/98             6/30/97             6/30/96
                                                -----------------   -----------------   -----------------
Net income -- as reported.....................     $4,977,000          $4,761,000          $13,102,000
Net income -- pro forma.......................      4,511,000           4,437,000           12,995,000
Net income per share -- as reported
  Basic.......................................     $     0.70          $     0.70          $      6.59
  Diluted.....................................           0.70                0.69                 2.45
Net income per share -- pro forma
  Basic.......................................     $     0.64          $     0.65          $      6.54
  Diluted.....................................           0.64                0.64                 2.43

     The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions used for grants in 1998, 1997 and 1996; risk-free interest rate of 5.20% in 1998, 6.00% in 1997 and 6.47% in 1996; annual dividend of $.08; expected life of five years; and expected volatility of 53.21% in 1998, 57.00% in 1997 and 51.50% in 1996. The outstanding stock options at June 30, 1998 have a weighted average remaining contractual life of four years. The weighted average fair value of options granted in 1998, 1997 and 1996 were $4.27, $3.16 and $3.09, respectively.

     The following table summarizes information about stock options outstanding under the Plan as of June 30, 1998:

                                                              WEIGHTED                     WEIGHTED
                               NUMBER      WEIGHTED AVERAGE   AVERAGE      NUMBER      AVERAGE EXERCISE
RANGE OF                     OUTSTANDING      REMAINING       EXERCISE   EXERCISABLE        PRICE
EXERCISE PRICES              AT 6/30/98    CONTRACTUAL LIFE    PRICE     AT 6/30/98      EXERCISABLE
---------------              -----------   ----------------   --------   -----------   ----------------
         $6.49  ...........     50,391           1 year        $6.49        50,391          $6.49
          6.49  ...........     53,679          2 years         6.49        53,679           6.49
          6.49  ...........    150,157          3 years         6.49       150,157           6.49
  3.24 to 6.63  ...........     21,837          4 years         5.05        15,170           6.49
          3.24  ...........      2,772          5 years         3.24         2,772           3.24
          3.24  ...........      1,848          6 years         3.24         1,848           3.24
          6.49  ...........      9,553          7 years         6.49         9,553           6.49
          6.49  ...........     57,408          8 years         6.49        57,408           6.49
  5.64 to 9.50  ...........    104,000          9 years         8.08        36,000           6.49
  7.94 to 8.81  ...........     59,500         10 years         8.00        27,000           5.64
                               -------                         -----       -------          -----
$3.24 to $9.50  ...........    511,145                         $6.90       403,978          $6.45
                               =======                         =====       =======          =====

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

7. TAXES ON INCOME

     Taxes on income consists of the following:

                                                               YEAR ENDED JUNE 30
                                                          -----------------------------
                                                           1998       1997        1996
                                                          ------   -----------   ------
                                                                   (THOUSANDS)
Current expense:
  Federal...............................................  $1,670     $3,072      $3,273
  State.................................................     345        475         746
  Foreign...............................................      --         --          --
                                                          ------     ------      ------
                                                           2,015      3,547       4,019
                                                          ------     ------      ------
Deferred expense (benefit):
  Federal...............................................     454        215       1,035
  State.................................................     111        103          55
                                                          ------     ------      ------
                                                             565        318       1,090
  Reduction in valuation allowance......................      --         --      (4,746)
                                                          ------     ------      ------
                                                             565        318      (3,656)
                                                          ------     ------      ------
Income tax expense......................................  $2,580     $3,865      $  363
                                                          ======     ======      ======

     The components of the net deferred tax asset are shown below:

                                                                  JUNE 30
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
                                                                (THOUSANDS)
Inventories.................................................  $1,426   $1,694
Accrued expenses and other..................................     397      730
Property and equipment......................................     773      710
Accounts receivable allowance...............................     177      204
                                                              ------   ------
Net deferred tax asset......................................   2,773    3,338
  Less current deferred tax asset...........................   2,000    2,628
                                                              ------   ------
Non-current deferred tax asset..............................  $  773   $  710
                                                              ======   ======

     The net deferred tax asset of $2,773,000 at June 30, 1998 is realizable as the Company has determined, based on several recurring periods of profitable operations, continuing efforts to enhance and develop existing and new customer relationships, its movement of a substantial portion of its supplies manufacturing to the United States from Japan and the strengthening of the dollar against the yen, that it is more likely than not that it will have sufficient taxable income in future periods to realize the corresponding tax benefit resulting from the deferred tax asset. Management plans to re-evaluate the positive and negative evidence to this effect on a quarterly basis and make appropriate adjustments to the deferred tax asset. Components of the net deferred tax asset, other than property and equipment, primarily reverse annually. As a result of the nature of these temporary differences, $773,000 of the net deferred tax asset at June 30, 1998 is classified as non-current. The non-current portion, which is included in deposits and other assets, is attributable to property and equipment.

     The net deferred tax asset at June 30, 1997 was $3,338,000. The current portion of $2,628,000 is a result of temporary differences that primarily reverse annually. The remaining non-current portion of $710,000 is attributable to property and equipment.

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

     A reconciliation of the Company's effective tax rates to the federal statutory rate is shown below:

                                                               YEAR ENDED JUNE 30
                                                            -------------------------
                                                             1998     1997     1996
                                                            ------   ------   -------
                                                                   (THOUSANDS)
Federal and state income tax computed at statutory
  rates...................................................  $2,887   $3,217   $ 4,578
Reduction of valuation allowance..........................      --       --    (4,746)
Research and development credits..........................    (366)      --        --
Other permanent differences...............................      59      648       531
                                                            ------   ------   -------
Tax expense...............................................  $2,580   $3,865   $   363
                                                            ======   ======   =======

8. SALES TO PRINCIPAL CUSTOMERS

 Transactions

     Sales to customers and their affiliates which were 10% or more of total net sales are shown below:

                                                              YEAR ENDED JUNE 30
                                                              ------------------
                                                              1998   1997   1996
                                                              ----   ----   ----
Customer A..................................................   28%    34%    32%
Customer B..................................................   18     14     16
Customer C..................................................   --      2     10
Customer D..................................................   18     15     10

9. COMMITMENTS AND RELATED PARTY TRANSACTIONS

 Operating Leases

     The Company leases office and warehouse space under operating leases expiring at various dates through the year 2001. Rent expense for the years ended June 30, 1998, 1997 and 1996 was $983,000, $928,000, and $980,000. Future
minimum lease payments under operating leases are as follows:

YEAR ENDING
JUNE 30
-----------                                                (THOUSANDS)
1999....................................................     $  801
2000....................................................        679
2001....................................................        447
                                                             ------
                                                             $1,927
                                                             ======

 Employment Agreement

     On April 1, 1989, the Company entered into an Employment Agreement with its President and Chief Executive Officer. The Employment Agreement, as amended, provides for an annual salary of $252,000, an annual bonus equal to 1.5% of the Company's pre-tax profits for each fiscal year and automobile allowance of $800 per month. The Employment Agreement can be terminated by the Company by written notice at any time and in such event, the President and Chief Executive Officer is entitled to a monthly severance payment equal to his then current monthly salary for a period of six months after such termination. In addition, the President and Chief Executive Officer is obligated not to solicit any employees to leave employment of the Company for a period of three years after termination of his employment. As of June 30, 1998, 1997 and 1996 bonuses of approximately $113,000, $129,000 and $202,000 have been recorded.

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

 Profit-Sharing Plan

     The Company has a savings and profit sharing plan, which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company matches 50% of employee contributions up to 6% of the employee's salary. The Company's contributions are vested 20% per year beginning with the second year of service. During the years ended June 30, 1998, 1997 and 1996 the Company's contributions to the plan were $118,000, $73,000 and $53,000.

 Related Party Transactions

     The Chairman of the Board of Directors provides consulting services to the Company. Consulting expense for these services for the years ended June 30, 1998, 1997 and 1996 were approximately $79,000, $81,000 and $78,000.

10. OTHER INCOME, NET

     Other income, net consists of the following:

                                                                YEAR ENDED JUNE 30
                                                              ----------------------
                                                               1998     1997    1996
                                                              ------   ------   ----
                                                                   (THOUSANDS)
Investment income...........................................  $3,189   $2,000   $520
Foreign currency exchange gain..............................      67       --     --
Interest expense............................................      (7)     (96)  (253)
Loss on sale of assets held for sale........................      --     (568)    --
Miscellaneous...............................................      65       41    (79)
                                                              ------   ------   ----
Other income, net...........................................  $3,314   $1,377   $188
                                                              ======   ======   ====

11. CONTINGENCIES

     The Company is involved with certain claims and disputes incidental to its business. The Company currently believes that the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

12. OPERATIONS BY GEOGRAPHIC AREA

     The Company's operations are conducted in one business segment, mid-range, non-impact laser printers and related consumable supplies and spare parts. The Company's production facilities are located in the U.S. and Japan. Export sales from U.S. based operations, primarily to Germany, approximated $3,254,000, $3,415,000 and $8,741,000 in 1998, 1997 and 1996, respectively. Intercompany sales are transacted at established transfer prices and the related profits are eliminated in consolidation. General corporate assets included in U.S. based operations primarily consist of cash and cash equivalents, marketable securities and other investments. These assets approximated $42,655,000, $34,590,000 and $25,992,000 in 1998, 1997 and 1996, respectively. During the years ended June 30, 1998, 1997 and 1996 the Company had foreign and domestic sales, operating income and identifiable assets as shown below:

                                                   U.S.      JAPAN    EUROPE    TOTAL
                                                  -------   -------   ------   -------
                                                              (THOUSANDS)
1998
  Net sales.....................................  $41,799   $    --   $3,254   $45,053
  Operating income (expense)....................    5,438    (1,080)    (115)    4,243
  Identifiable assets...........................   58,303     3,132       37    61,472
1997
  Net sales.....................................  $53,045   $    --   $3,415   $56,460
  Operating income (expense)....................    9,899    (2,683)      33     7,249
  Identifiable assets...........................   54,246     3,195      211    57,652
1996
  Net sales.....................................  $65,640   $    --   $8,741   $74,381
  Operating income (expense)....................   14,885    (1,638)      30    13,277
  Identifiable assets...........................   49,521    10,460      264    60,245

13. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

 Foreign Exchange Risk Management

     The Company has operations in Japan, and as a result, operating expenses are dependent on dollar-yen exchange rates. The Company has purchased Japanese yen forward contracts to minimize the effect of fluctuating foreign currencies on its reported income, generally over the ensuing three months. The forward contracts do not qualify as hedges for financial reporting purposes and are reported in the financial statements net of changes in forward rates that are reflected in income. Although the volatility of income over the period covered by such contracts is reduced, increased volatility may be reported during interim periods. The counterparties to the Company's forward contracts consist of two financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the Company. As of June 30, 1997, the Company did not have any foreign currency forward contracts outstanding. At June 30, 1998, outstanding Japanese yen contractual amounts were as follows:

                                                         NOTIONAL
                                                          AMOUNT       GAINS      LOSSES
                                                         --------   -----------   ------
                                                                    (THOUSANDS)
Japanese yen forward contracts.........................   $2,748        $67       $   --

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

 Fair Value of Financial Instruments

     The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturities of these instruments. The fair value of marketable securities was estimated based on quoted market prices as of year-end. The estimated fair values of the Company's financial instruments are as follows:

                                                        1998                 1997
                                                 ------------------   ------------------
                                                 CARRYING    FAIR     CARRYING    FAIR
                                                  AMOUNT     VALUE     AMOUNT     VALUE
                                                 --------   -------   --------   -------
                                                               (THOUSANDS)
Nonderivatives:
Cash and cash equivalents......................  $16,347    $16,347   $18,216    $18,216
Marketable securities..........................   19,308     19,308    16,374     16,374
Investments in limited partnerships............    7,000      7,000        --         --
Derivatives:
Japanese yen forward contracts.................       --         67        --         --

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
           FINANCIAL STATEMENT SCHEDULE II -- CONSOLIDATED VALUATION
                            AND QUALIFYING ACCOUNTS
                FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996
                                  (THOUSANDS)

                                                                  ADDITIONS
                                                    BALANCE AT    CHARGED TO                BALANCE AT
                                                   BEGINNING OF   COSTS AND                   END OF
                                                      PERIOD       EXPENSES    DEDUCTIONS     PERIOD
                                                   ------------   ----------   ----------   ----------
Year Ended June 30, 1998:
  Allowance for doubtful accounts................     $  653        $  165       $  328       $  490
  Allowance for inventory........................      4,145           279        1,186        3,238
  Deferred tax asset valuation allowance.........         --            --           --           --
                                                      ------        ------       ------       ------
                                                      $4,798        $  444       $1,514       $3,728
                                                      ======        ======       ======       ======
Year Ended June 30, 1997:
  Allowance for doubtful accounts................     $  627        $  138       $  112       $  653
  Allowance for inventory........................      3,548         1,023          426        4,145
  Deferred tax asset valuation allowance.........         --            --           --           --
                                                      ------        ------       ------       ------
                                                      $4,175        $1,161       $  538       $4,798
                                                      ======        ======       ======       ======
Year Ended June 30, 1996:
  Allowance for doubtful accounts................     $  686        $   --       $   59       $  627
  Allowance for inventory........................      2,336         1,725          513        3,548
  Deferred tax asset valuation allowance.........      4,746            --        4,746           --
                                                      ------        ------       ------       ------
                                                      $7,768        $1,725       $5,318       $4,175
                                                      ======        ======       ======       ======

ITEM 9.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     On May 9, 1997, the Company orally dismissed BDO Seidman LLP ("BDO") as its principal accountant. The Company confirmed the dismissal of its principal accountant in a letter to BDO dated May 12, 1997. The decision to dismiss BDO was approved by the Company's Audit Committee of the Board of Directors.

     The BDO reports on the Company's consolidated financial statements for each of the years ended June 30, 1996 and 1995 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to audit scope or accounting principles.

     During fiscal year 1996 and any subsequent interim period preceding the dismissal of BDO, the Company is not aware of any disagreements between the Company and BDO or reportable events as defined in Item 304 of Regulation S-K.

     On May 29, 1997, the Board of Directors of the Company authorized the engagement of the firm of Deloitte & Touche LLP as the Company's independent auditors for its fiscal year 1997 audit.

                                   PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The information concerning directors and executive officers is set forth in the Proxy Statement under the heading "Directors and Executive Officers", which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

     The information concerning executive compensation is set forth in the Proxy Statement under the heading "Executive Compensation", which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The information concerning security ownership of certain beneficial owners and management is set forth in the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management", which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The information concerning certain relationships and related transactions is set forth in the Proxy Statement under the heading "Certain Relationships and Related Transactions", which information is incorporated herein by reference.

                                    PART IV.

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

     (a) The following documents are filed as part of this Annual Report on Form 10-K.

        1. Financial Statements: The financial statements of the Company are included in Part II, Item 8 of this report. See Index to Financial Statements (F-1) on Page 13.

        2. Financial Statement Schedules: Financial statement schedules required under the related instructions are applicable for the period ended June 30, 1998, 1997 and 1996, and are therefore included in Item 8.

        3. Report of Other Auditors: Report of BDO Seidman, LLP for fiscal 1996.

        4. Exhibits: The exhibits which are filed with this Report or which are incorporated herein by reference are set forth in the Exhibit Index below.

     (b) Reports on Form 8-K filed during the fourth quarter of fiscal year 1998 -- None.

                                    EXHIBITS

     EXHIBIT NUMBER                        DESCRIPTION OF DOCUMENT
     --------------                        -----------------------
       3(i).1+           -- Amended and Restated Certificate of Incorporation of the
                            Registrant.
      3(ii).1+           -- Bylaws of the Registrant.
          4.1+           -- Reference is made to Exhibits 3(i).1 and 3(ii).1.
          4.2+           -- Specimen Stock Certificate.
         10.1+           -- Form of Indemnity Agreement entered into between the
                            Registrant and its directors and executive officers.
         10.2+           -- Common Stock Registration Rights Agreement, dated as of
                            October 5, 1984, as amended.
         10.3+           -- Series A Convertible Preferred Stock Purchase Agreement,
                            dated as of October 5, 1984, as amended.
         10.4+*          -- Amended and Restated 1992 Stock Option Plan of the
                            Registrant (the "Option Plan").
         10.5+           -- Form of Option granted to persons other than non-employee directors under the Option Plan.
         10.6+           -- Form of Option granted to non-employee directors under
                            the Option Plan.
         10.7+*          -- Employment Agreement between the Registrant and Philip W.
                            Shires, dated April 1, 1989.
         10.8+           -- Lease Agreement between the Registrant and Security
                            Connecticut Life Insurance Company, dated September 20,
                            1990, as amended.
         10.9+           -- Lease Agreement between the Registrant and Pine Property
                            Limited Partnership, dated July 15, 1992, as amended.
         10.10+          -- Lease Agreement between the Registrant and BFN Company, dated September 28, 1994.
         10.11+          -- Agreement on Bank Transactions and translation between
                            Nippon Kentek Kaisha, Ltd. and The Dai-Ichi Kangyo Bank,
                            Limited, dated as of July 2, 1984.
         10.12+          -- Agreement on Purchase or Negotiation of Bills and
                            translation between Nippon Kentek Kaisha, Limited and The
                            Dai-Ichi Kangyo Bank, Limited, dated as of July 2, 1984.
         10.12(a)+       -- Security Agreement between the Registrant and the
                            Dai-Ichi Kangyo Bank, Limited, dated as of July 2, 1992,
                            as amended.
         10.12(b)+       -- Guaranty between the Registrant and The Dai-Ichi Kangyo
                            Bank, Limited, dated as of July 2, 1992.
         10.13+          -- Credit and Security Agreement between the Registrant and
                            Colorado National Bank, dated as of November 2, 1994, as
                            amended.
         10.15+          -- Sales/Purchase Contract between Nippon Kentek Kaisha
                            Limited and Kao Corporation, dated October 1, 1991.
         10.16+          -- Letter Agreement between the Registrant and Lexmark
                            International, Inc., dated May 10, 1993, as amended.
         10.17+          -- Addendum Agreement between the Registrant and Lexmark
                            International, Inc., dated November 17, 1994.
         10.18+          -- Agreement between the Company and Hewlett-Packard
                            Company, dated March 22, 1994.
         10.19+          -- Purchase Agreement between the Company and Siemens
                            Nixdorf Printing Systems, LP, dated February 3, 1992, as
                            amended.

     EXHIBIT NUMBER                        DESCRIPTION OF DOCUMENT
     --------------                        -----------------------
         10.20+          -- Purchase Agreement between the Company and Standard
                            Register Corporation, dated February 4, 1997.
         10.21+          -- Lease Agreement between the Registrant and Avalon
                            Investment Company, dated March 31, 1997.
         21.1+           -- List of subsidiaries of the Registrant.
         27.1            -- Financial Data Schedules-Fiscal years ended 1996, 1997
                            and 1998

---------------

+ Previously filed with the Commission as an exhibit to the Registrant's
  Registration Statement on Form S-1 (File No. 333-1606) and incorporated herein by reference.

* Management contract or compensatory plan.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            KENTEK INFORMATION SYSTEMS, INC.

                                            By     /s/ PHILIP W. SHIRES

                                             -----------------------------------
                                                      Philip W. Shires
                                                President and Chief Executive
                                                            Officer
September 29, 1998

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                /s/ PHILIP W. SHIRES                   President, Chief Executive Officer  September 25, 1998
-----------------------------------------------------    and Director (Principal
                  Philip W. Shires                       Executive Officer)

                /s/ VICKY S. HAMMOND                   Chief Financial Officer (Principal  September 25, 1998
-----------------------------------------------------    Financial and Accounting
                  Vicky S. Hammond                       Officer)

                /s/ HOWARD L. MORGAN                   Chairman of the Board               September 25, 1998
-----------------------------------------------------
                  Howard L. Morgan

               /s/ JUSTIN J. PERREAULT                 Director                            September 25, 1998
-----------------------------------------------------
                 Justin J. Perreault

                 /s/ JAMES H. SIMONS                   Director                            September 25, 1998
-----------------------------------------------------
                   James H. Simons

                 /s/ SHELDON WEINIG                    Director                            September 25, 1998
-----------------------------------------------------
                   Sheldon Weinig

                                 EXHIBIT INDEX

     EXHIBIT NUMBER                        DESCRIPTION OF DOCUMENT
     --------------                        -----------------------
       3(i).1+           -- Amended and Restated Certificate of Incorporation of the
                            Registrant.
      3(ii).1+           -- Bylaws of the Registrant.
          4.1+           -- Reference is made to Exhibits 3(i).1 and 3(ii).1.
          4.2+           -- Specimen Stock Certificate.
         10.1+           -- Form of Indemnity Agreement entered into between the
                            Registrant and its directors and executive officers.
         10.2+           -- Common Stock Registration Rights Agreement, dated as of
                            October 5, 1984, as amended.
         10.3+           -- Series A Convertible Preferred Stock Purchase Agreement,
                            dated as of October 5, 1984, as amended.
         10.4+*          -- Amended and Restated 1992 Stock Option Plan of the
                            Registrant (the "Option Plan").
         10.5+           -- Form of Option granted to persons other than non-employee directors under the Option Plan.
         10.6+           -- Form of Option granted to non-employee directors under
                            the Option Plan.
         10.7+*          -- Employment Agreement between the Registrant and Philip W.
                            Shires, dated April 1, 1989.
         10.8+           -- Lease Agreement between the Registrant and Security
                            Connecticut Life Insurance Company, dated September 20,
                            1990, as amended.
         10.9+           -- Lease Agreement between the Registrant and Pine Property
                            Limited Partnership, dated July 15, 1992, as amended.
         10.10+          -- Lease Agreement between the Registrant and BFN Company, dated September 28, 1994.
         10.11+          -- Agreement on Bank Transactions and translation between
                            Nippon Kentek Kaisha, Ltd. and The Dai-Ichi Kangyo Bank,
                            Limited, dated as of July 2, 1984.
         10.12+          -- Agreement on Purchase or Negotiation of Bills and
                            translation between Nippon Kentek Kaisha, Limited and The
                            Dai-Ichi Kangyo Bank, Limited, dated as of July 2, 1984.
         10.12(a)+       -- Security Agreement between the Registrant and the
                            Dai-Ichi Kangyo Bank, Limited, dated as of July 2, 1992,
                            as amended.
         10.12(b)+       -- Guaranty between the Registrant and The Dai-Ichi Kangyo
                            Bank, Limited, dated as of July 2, 1992.
         10.13+          -- Credit and Security Agreement between the Registrant and
                            Colorado National Bank, dated as of November 2, 1994, as
                            amended.
         10.15+          -- Sales/Purchase Contract between Nippon Kentek Kaisha
                            Limited and Kao Corporation, dated October 1, 1991.
         10.16+          -- Letter Agreement between the Registrant and Lexmark
                            International, Inc., dated May 10, 1993, as amended.
         10.17+          -- Addendum Agreement between the Registrant and Lexmark
                            International, Inc., dated November 17, 1994.
         10.18+          -- Agreement between the Company and Hewlett-Packard
                            Company, dated March 22, 1994.
         10.19+          -- Purchase Agreement between the Company and Siemens
                            Nixdorf Printing Systems, LP, dated February 3, 1992, as
                            amended.
         10.20+          -- Purchase Agreement between the Company and Standard
                            Register Corporation, dated February 4, 1997.
         10.21+          -- Lease Agreement between the Registrant and Avalon
                            Investment Company, dated March 31, 1997.

     EXHIBIT NUMBER                        DESCRIPTION OF DOCUMENT
     --------------                        -----------------------
         21.1+           -- List of subsidiaries of the Registrant.
         27.1            -- Financial Data Schedules-Fiscal years ended 1996, 1997
                            and 1998

---------------

+ Previously filed with the Commission as an exhibit to the Registrant's
  Registration Statement on Form S-1 (File No. 333-1606) and incorporated herein by reference.

* Management contract or compensatory plan.

                                    ANNEX F
       QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-Q

     [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 1999

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM           TO

                       COMMISSION FILE NUMBER: 000-27814

                        KENTEK INFORMATION SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          3577                         22-2406249
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)       Identification Number)

      2945 WILDERNESS PLACE, BOULDER, CO                           80301
   (Address of principal executive offices)                      (Zip code)

       Registrant's telephone number, including area code: (303) 440-5500

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

        (1) Yes [X]  No [ ]

        (2) Yes [X]  No [ ]

Number of shares outstanding of the issuer's common stock, as of March 31, 1999:

           4,596,447 SHARES OF COMMON STOCK, $.01 PAR VALUE PER SHARE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                                     INDEX

                                                              PAGE NO.
                                                              --------
PART I. FINANCIAL INFORMATION
  Item 1. Consolidated Financial Statements
     Consolidated Balance Sheets -- March 31, 1999 and June
      30, 1998..............................................     F-3
     Consolidated Statements of Income -- for the three and
      nine months ended March 31, 1999 and 1998.............     F-4
     Consolidated Statements of Cash Flows -- for the nine
      months ended March 31, 1999 and 1998..................     F-5
     Notes to Consolidated Financial Statements.............     F-6
  Item 2. Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................     F-9
  Item 3. Quantitative and Qualitative Disclosures About
     Market Risk............................................    F-11
PART II. OTHER INFORMATION
  Item 1. Legal Proceedings.................................    F-13
  Item 2. Changes in Securities.............................    F-13
  Item 3. Defaults Upon Senior Securities...................    F-13
  Item 4. Submissions of Matters to a vote of Security
     Holders................................................    F-13
  Item 5. Other Information.................................    F-13
  Item 6. Exhibits and Reports on Form 8-K..................    F-13
SIGNATURES..................................................    F-14

                                    PART I.

                             FINANCIAL INFORMATION.

ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS.

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (THOUSANDS)

                                     ASSETS

                                                               MARCH 31,    JUNE 30,
                                                                 1999         1998
                                                              -----------   --------
                                                              (UNAUDITED)
Current Assets:
  Cash and cash equivalents.................................   $  9,070     $16,347
  Marketable securities.....................................     18,271      19,308
  Investment in limited partnerships........................      7,000       7,000
  Accounts receivable, less allowance.......................      4,426       5,297
  Inventories (Note 2)......................................      5,670       7,725
  Deferred income taxes.....................................      1,937       2,000
  Other.....................................................        934         701
                                                               --------     -------
          Total current assets..............................     47,308      58,378
Property and equipment, at cost, less accumulated
  depreciation and amortization.............................      1,648       1,794
Deposits and other..........................................      1,128       1,300
                                                               --------     -------
          Total assets......................................   $ 50,084     $61,472
                                                               ========     =======

                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable..........................................   $  2,352     $ 2,200
  Accrued expenses (Note 4).................................      2,869       3,050
                                                               --------     -------
          Total current liabilities.........................      5,221       5,250
Other.......................................................        472         505
                                                               --------     -------
          Total liabilities.................................      5,693       5,755
                                                               ========     =======
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par -- shares authorized, 12,000;
     shares issued, 7,186 and 7,137; shares outstanding,
     4,596 and 7,137........................................         72          71
  Treasury stock (Note 3)...................................    (15,179)         --
  Additional paid-in-capital................................     45,113      44,821
  Foreign currency translation adjustment...................       (460)       (988)
  Retained earnings.........................................     14,845      11,813
                                                               --------     -------
          Total stockholders' equity........................     44,391      55,717
                                                               --------     -------
          Total liabilities and stockholders' equity........   $ 50,084     $61,472
                                                               ========     =======

                 See Notes to Consolidated Financial Statements

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                 THREE MONTHS ENDED         NINE MONTHS ENDED
                                                      MARCH 31                  MARCH 31
                                                 -------------------       -------------------
                                                  1999        1998          1999        1998
                                                 -------     -------       -------     -------
Net sales:
  Printers.....................................  $ 1,368     $ 1,539       $ 3,470     $ 5,356
  Consumable supplies and spare parts..........    9,070      10,319        24,549      29,326
                                                 -------     -------       -------     -------
          Total net sales......................   10,438      11,858        28,019      34,682
Cost of sales..................................    4,894       5,602        12,959      17,784
                                                 -------     -------       -------     -------
Gross profit...................................    5,544       6,256        15,060      16,898
                                                 -------     -------       -------     -------
Operating Expenses:
  Selling, general and administrative..........    1,972       2,133         6,434       6,462
  Research and development.....................      673       2,381         6,157       6,770
  Restructuring charge (Note 4)................       --          --         1,142          --
                                                 -------     -------       -------     -------
          Total operating expenses.............    2,645       4,514        13,733      13,232
                                                 -------     -------       -------     -------
Operating (loss) income........................    2,899       1,742         1,327       3,666
Other income, net..............................      647         771         2,158       2,333
                                                 -------     -------       -------     -------
(Loss) income before income taxes..............    3,546       2,513         3,485       5,999
Income tax (benefit) expense...................       96         753            96       2,060
                                                 -------     -------       -------     -------
Net (loss) income..............................  $ 3,450     $ 1,760       $ 3,389     $ 3,939
                                                 =======     =======       =======     =======
Net (loss) income per share: (Note 5)
  Basic........................................  $  0.72     $  0.25       $  0.56     $  0.56
                                                 =======     =======       =======     =======
  Diluted......................................  $  0.71     $  0.24       $  0.56     $  0.55
                                                 =======     =======       =======     =======
Weighted average shares outstanding:
  Basic........................................    4,817       7,085         6,053       7,048
                                                 =======     =======       =======     =======
  Diluted......................................    4,827       7,196         6,064       7,160
                                                 =======     =======       =======     =======

                 See Notes to Consolidated Financial Statements

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (THOUSANDS)
                                  (UNAUDITED)

                                                               NINE MONTHS ENDED
                                                                    MARCH 31
                                                              --------------------
                                                                1999        1998
                                                              --------     -------
Operating activities:
  Net income................................................  $  3,389     $ 3,941
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................       975         925
     Loss on disposal of property and equipment.............       464          35
     Restructuring charge, net of cash payments.............       446           0
  Changes in operating assets and liabilities:
     Accounts receivable....................................       871         747
     Inventories............................................     2,340       1,457
     Other current assets...................................       (87)       (645)
     Other assets...........................................      (184)       (122)
     Accounts payable and accrued expenses..................    (1,017)        623
                                                              --------     -------
Net cash provided by operating activities...................     7,197       6,961
                                                              --------     -------
Investing activities:
  Purchase of marketable securities, net....................     1,037        (476)
  Purchase of equipment.....................................    (1,170)       (814)
  Proceeds from sale of equipment...........................        10           0
                                                              --------     -------
Net cash provided by (used in) investing activities.........      (123)     (1,290)
                                                              --------     -------
Financing activities:
  Proceeds from issuance of common stock....................       292         758
  Dividends paid............................................      (357)       (421)
  Purchase of treasury stock................................   (15,179)          0
                                                              --------     -------
Net cash provided by financing activities...................   (15,244)        337
                                                              --------     -------
Effect of exchange rate changes on cash.....................       893        (444)
                                                              --------     -------
Net decrease in cash and cash equivalents...................    (7,277)      5,564
Cash and cash equivalents, beginning of period..............    16,347      18,216
                                                              --------     -------
Cash and cash equivalents, end of period....................  $  9,070     $23,780
                                                              ========     =======

                 See Notes to Consolidated Financial Statements

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                             NOTES TO CONSOLIDATED
                        FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1. STATEMENT OF ACCOUNTING PRESENTATION

     The accompanying unaudited consolidated financial statements of Kentek Information Systems, Inc. (the "Company" or "Kentek") have been prepared in accordance with generally accepted accounting principles for interim financial statements and with the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management all adjustments (consisting only of normal recurring adjustments) considered necessary for fair presentation have been included. Results of operations for the three and nine months ended March 31, 1999 are not necessarily indicative of results for the full year. These financial statements and notes should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended June 30, 1998 filed with the Securities and Exchange Commission in the Company's Annual Report on Form 10-K.

NOTE 2. INVENTORIES

     Inventories consist of the following:

                                                              MARCH 31,   JUNE 30,
                                                                1999        1998
                                                              ---------   --------
                                                                  (THOUSANDS)
Finished printers, consumable supplies and spare parts......   $2,663      $4,072
Raw Materials...............................................    3,007       3,653
                                                               ------      ------
                                                               $5,670      $7,725
                                                               ======      ======

NOTE 3. TREASURY STOCK

     The board of directors has authorized the repurchase of shares of the Company's common stock. The Company's repurchases of shares of common stock are recorded as treasury stock and result in a reduction of stockholders' equity. No treasury shares have been reissued, however, in the event of future reissuance the Company will use a first-in, first-out method and the excess of repurchase cost over reissuance price will be treated as a reduction of retained earnings. As of March 31, 1999, the Company has repurchased 2,589,750 shares of its common stock at an aggregate cost of $15,179,084. Repurchases of stock have been suspended pending action by the Special Committee of the Board of Directors on the offer by Kentek Management to purchase the Company.

NOTE 4. RESTRUCTURING CHARGE

     In November 1998, the Company terminated its development effort on the KW60, a wide-format, 60 page-per-minute printer. The Company recorded a pre-tax restructuring charge of approximately $1,142,000 million for severance and other termination benefits and other related exit costs. This charge includes involuntary employee termination benefits for 75 employees, primarily within the Company's Research and Development Group. The following table summarizes the costs associated with the restructuring charge (thousands):

                                      SEVERANCE &
                                         OTHER      WRITE-OFF OF   NONCANCELLABLE       TOTAL
                                      TERMINATION    LONG-LIVED      OPERATING      RESTRUCTURING
                                       BENEFITS        ASSETS          LEASES          CHARGE
                                      -----------   ------------   --------------   -------------
Initial reserve.....................     $ 542         $ 446           $ 154           $ 1,142
Utilized through March 31, 1999.....      (542)         (446)           (123)           (1,111)
                                         -----         -----           -----           -------
Balance, March 31, 1999.............     $  --         $  --           $  31           $    31
                                         =====         =====           =====           =======

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

NOTE 5. EARNINGS PER SHARE

     At December 31, 1997 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." All amounts presented have been restated in accordance with SFAS No. 128. SFAS No. 128 requires companies to present basic earnings per share and diluted earnings per share, instead of the previously reported primary and fully diluted earnings per share. The following table is a reconciliation of basic to diluted earnings per share for the three and nine months ended March 31, 1999 and 1998:

                                                     INCOME         SHARES       PER-SHARE
                                                   (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                   -----------   -------------   ---------
THREE MONTHS ENDED MARCH 31, 1999
EARNINGS PER BASIC SHARE
Income attributable to common stockholders.......    $3,450          4,817         $0.72
                                                                                   -----
EFFECT OF DILUTIVE SECURITIES
Stock options....................................        --             10
                                                     ------          -----
EARNINGS PER DILUTED SHARE.......................    $3,450          4,827         $0.71
                                                     ======          =====         =====
NINE MONTHS ENDED MARCH 31, 1999
EARNINGS PER BASIC SHARE
Income attributable to common stockholders.......    $3,389          6,053         $0.56
                                                                                   -----
EFFECT OF DILUTIVE SECURITIES
Stock options....................................        --             11
                                                     ------          -----
EARNINGS PER DILUTED SHARE.......................    $3,389          6,064         $0.56
                                                     ======          =====         =====
THREE MONTHS ENDED MARCH 31, 1998
EARNINGS PER BASIC SHARE
Income available to common stockholders..........    $1,760          7,085         $0.25
                                                                                   -----
EFFECT OF DILUTIVE SECURITIES
Stock options....................................        --            112
                                                     ------          -----
EARNINGS PER DILUTED SHARE.......................    $1,760          7,197         $0.24
                                                     ======          =====         =====
NINE MONTHS ENDED MARCH 31, 1998
EARNINGS PER BASIC SHARE
Income available to common stockholders..........    $3,939          7,048         $0.56
                                                                                   -----
EFFECT OF DILUTIVE SECURITIES
Stock options....................................        --            112
                                                     ------          -----
EARNINGS PER DILUTED SHARE.......................    $3,939          7,160         $0.55
                                                     ======          =====         =====

     The Company declared dividends of $0.02 per share for the quarters ended June 30, 1998, September 30, 1998 and December 31, 1998 and paid such dividends on September 18, 1998, December 4, 1998 and March 31, 1999, respectively.

NOTE 6. OTHER COMPREHENSIVE INCOME

     Effective July 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This standard requires reporting of changes in stockholders' equity that

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES do not result directly from transactions with share owners. Components of other comprehensive income are as follows (thousands):

     Three Months Ended:

                                                              CURRENT
                               BALANCE, JANUARY 1          PERIOD CHANGE         BALANCE, MARCH 31
                               -------------------       -----------------       -----------------
                                1999        1998          1999       1998        1999       1998
                               ------     --------       ------     ------       -----     -------
Cumulative foreign currency
  translation adjustment.....  $(641)     $(1,233)       $  181     $  156       $(460)    $(1,077)
Net income...................                             3,450      1,760
                                                         ------     ------
Comprehensive income.........                            $3,631     $1,916
                                                         ======     ======

     Nine Months Ended:

                                                                  CURRENT
                                            BALANCE, JULY 1    PERIOD CHANGE    BALANCE, MARCH 31
                                            ---------------   ---------------   -----------------
                                             1998     1997     1999     1998    1999       1998
                                            ------   ------   ------   ------   -----     -------
Cumulative foreign currency translation
  adjustment..............................  $(988)   $(753)   $  528   $ (324)  $(460)    $(1,077)
Net income................................                     3,389    3,939
                                                              ------   ------
Comprehensive income......................                    $3,917   $3,615
                                                              ======   ======

NOTE 7. SUBSEQUENT EVENT

     On April 21, 1999, Kentek Information Systems, Inc. announced that it had received a proposal from the Company's President and Chief Executive Officer to acquire the remaining outstanding shares of the Company's common stock not already owned personally. The initial offer was a cash price of $7.50 per share at closing plus an additional consideration in the form of a contingent payment right.

     Kentek's Board of Directors formed a Special Committee of independent directors to review the advisability of this proposal. The Committee is chaired by Kentek's Chairman of the Board of Directors, and includes two outside directors. The Special Committee has retained Janney Montgomery Scott, Inc. to serve as independent financial advisor to the Special Committee and Cooley Godward LLP to serve as independent legal counsel to the Special Committee.

     On May 14, 1999, the Company announced that it had agreed to a definitive merger agreement with a newly formed corporation organized by Philip W. Shires, the President and Chief Executive Officer of Kentek. Under the terms of the merger agreement, each Kentek shareholder would receive, at closing, $8.29 in cash for each share of Kentek common stock.

     The Board of Directors of Kentek, acting on the unanimous recommendation of the Special Committee of independent directors, unanimously approved the transaction and recommended that the stockholders of Kentek approve and adopt the agreement and merger. The transaction is subject to the approval of Kentek's stockholders, financing, any applicable regulatory approvals and certain other conditions.

     Kentek expects to mail a proxy statement describing the transaction to all stockholders of Kentek upon completion of Securities and Exchange Commission review. The transaction is expected to close during the summer.

     The proposed acquisition may only be completed in accordance with applicable state and federal laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Except for the historical information contained herein, the following discussion contains forward looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those presented here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section and those discussed in the Company's Form 10-K for the year ended June 30, 1998, particularly those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     On May 14, 1999, the Company announced that it had agreed to a definitive merger agreement with a newly formed corporation organized by Philip W. Shires, the President and Chief Executive Officer of Kentek. Under the terms of the merger agreement, each Kentek shareholder would receive, at closing, $8.29 in cash for each share of Kentek common stock. For further discussion, See Note 7 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

 Comparison of Three Months Ended March 31, 1999 to Three Months Ended March 31, 1998

     Total Net Sales. Total net sales decreased 12.0% from $11,858,000 in the three months ended March 31, 1998 to $10,438,000 in the three months ended March 31, 1999. Printer sales revenue decreased 11.1% from $1,539,000 in the three months ended March 31, 1998 to $1,368,000 in the three months ended March 31, 1999. This decline was due to increased competition from lower priced, light duty printers offered by other manufacturers. Consumable supplies and spare parts sales decreased by 12.1% from $10,319,000 in the three months ended March 31, 1998 to $9,070,000 in the three months ended March 31, 1999. This decrease was due to a declining printer installed base which resulted in lower consumable supplies and spare parts sales.

     Gross Profit. Gross profit decreased by 11.4% from $6,256,000 in the three months ended March 31, 1998 to $5,544,000 in the three months ended March 31, 1999. The gross margin increased from 52.8% to 53.1% in the same period. The increase in gross margins was due to a decrease in manufacturing overhead and a shift to sales of higher margin consumable supplies. These benefits were offset by the strengthening of the yen against the dollar.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by 7.5% from $2,133,000 in the three months ended March 31, 1998 to $1,972,000 in the three months ended March 31, 1999. The decrease was a result of lower headcount due to the termination of the Company's KW60 project. See Note 4 to the Consolidated Financial Statements.

     Research and Development Expense. Research and development expenses decreased by 71.7% from $2,381,000 in the three months ended March 31, 1998 to $673,000 in the three months ended March 31, 1999. This decrease was due to the termination of the KW60 project which resulted in significant reduction in headcount and other development expenses. The Company terminated the KW60 because in its estimation the return on future sales of the printer no longer warranted the substantial investment in time and resources that would be required to finish development. The Company anticipates these expenses to continue at reduced levels in future periods.

     Other Income, net. Other income, net decreased from $771,000 of income in the three months ended March 31, 1998 to $647,000 in the three months ended March 31, 1999. This decrease was due primarily to recognition of losses associated with the disposition and sale of certain assets. These losses were offset by an increase in interest and investment income of $271,000.

     Income Tax Expense (Benefit). Income tax expense for the three months ended March 31, 1998 was $753,000 compared to $96,000 for the three months ended March 31, 1999. The Company's effective income tax rate for the quarter and nine months ended March 31, 1999 includes certain non-recurring adjustments, primarily related to research and development credits, that were included in its amended tax returns.

 Comparison of Nine Months Ended March 31, 1999 to Nine Months Ended March 31, 1998

     Total Net Sales. Total net sales decreased 19.2% from $34,682,000 in the nine months ended March 31, 1998 to $28,019,000 in the nine months ended March 31, 1999. Printer sales revenue decreased by 35.2% from $5,356,000 for the nine months ended March 31, 1998 to $3,470,000 for the nine months ended March 31, 1999. This decline was due to increased competition from lower priced, light duty printers offered by other manufacturers. Consumable supplies and spare parts sales decreased by 16.3% from $29,326,000 in the nine months ended March 31, 1998 to $24,549,000 in the nine months ended March 31, 1999. This decrease was due to a declining printer installed base which resulted in lower consumable supplies and spare parts sales.

     Gross Profit. Gross profit decreased by 10.9% from $16,898,000 in the nine months ended March 31, 1998 to $15,060,000 in the nine months ended December 31, 1998. The gross margin increased from 48.7% to 53.7% in the same period. The increase in gross margins was due to a significant decrease in manufacturing overhead, a shift to sales of higher margin consumable supplies and an increase in the strength of the dollar in relation to the Japanese yen.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by 0.4% from $6,462,000 in the nine months ended March 31, 1998 to $6,434,000 in the nine months March 31, 1999. The decrease was a result of a lower accrual for profit sharing offset by increased sales and marketing expense.

     Research and Development Expense. Research and development expenses decreased by 9.1% from $6,770,000 in the nine months ended March 31, 1998 to $6,157,000 in the nine months ended March 31, 1999. The nine months ended March 31, 1998 included a higher level of expenses associated with the development of the KW60 printer prior to its termination in November of 1998. The Company terminated the KW60 because in its estimation the return on future sales of the printer no longer warranted the substantial investment in time and resources that would be required to finish development.

     Restructuring Charge. In November 1998, the Company terminated its development effort on the KW60, a wide-format, 60 page-per-minute printer. The Company recorded a pre-tax restructuring charge of approximately $1,142,000 for severance and other termination benefits and other related exit costs. See Note 4 to the Consolidated Financial Statements.

     Other Income, net. Other income, net decreased from $2,333,000 in the nine months ended March 31, 1998 to $2,158,000 in the nine months ended March 31, 1999. This decrease was due primarily to recognition of losses on the disposition and sale of certain assets. These losses were offset by an increase in interest and investment income of $212,000.

     Income Tax Expense. Income tax expense for the nine months ended March 31, 1998 was $2,060,000 compared to $96,000 for the nine months ended March 31, 1999. The Company's effective income tax rate for the quarter and nine months ended March 31, 1999 includes certain non-recurring adjustments, primarily related to research and development credits, that were included in its amended tax returns.

LIQUIDITY AND CAPITAL RESOURCES

     Changes in cash and cash equivalents during the nine months ended March 31, 1999 resulted in a net decrease of $7,277,000 as compared to a net increase of $5,564,000 for the nine months ended March 31, 1998. The primary reason for this decrease is the Company's repurchase of 2,589,751 shares of the Company's common stock for approximately $15,179,000. This use of cash was offset by an increase in the sale of marketable securities of approximately $1,513,000 and an increase in the effect of exchange rates on cash of approximately $1,337,000. The Company does not believe that the negative sales trends will have a material impact on its liquidity and capital reserves due to the cost reduction initiatives already completed and in-process.

YEAR 2000 COMPLIANCE

     The Company has completed and tested conversion of its accounting and finance software operating on its IBM AS400-based computers to programs that are year 2000 compliant. These AS400-based programs are used to compile business transactions and information and have been tested and judged 100% compliant. The PC-based network software and business productivity applications such as Microsoft Office 97, email and internet have been tested for year 2000 compliance and have been determined to require software upgrades from Microsoft, scheduled to be released by late summer, in order to be fully year 2000 compliant. In addition, there are stand-alone, manufacturing tracking systems that will have to be replaced by year 2000 compliant systems. The Company estimates that the testing, conversion and/or replacement of these systems will be completed by June 30, 1999. All maintenance and modification costs associated with making all internal computer systems year 2000 compliant will be expensed as incurred. As the Company implements solutions to the year 2000 issue, in some circumstances it may determine that replacing existing systems, hardware or equipment may be more efficient and also provide additional functionality. Any replacement of these systems would be capitalized, and would further reduce the estimated expenses associated with the year 2000 issue. The Company is also continuing its assessment of the readiness of external entities, such as vendors and suppliers, which interface with the Company and plans to have this assessment complete by June 30, 1999.

     The Company's contingency plans, if year 2000 modifications do not work or are not ready by year 2000, rely significantly on manual procedures and record keeping. All files are presently backed up daily and will be adequately backed up as of June 30, 1999, which is the end of the Company's fiscal year, as well as of September 30, 1999, and December 31, 1999, and will be available for downloading into any spreadsheet package to facilitate manual record keeping. Adequate hard copy reports of balances and transactions as of June 30, 1999, September 30, 1999, and December 31, 1999 will also be available to provide a complete manual system of accounting, inventory control, shipping and receiving if required. Subsequent to year 2000, manual systems will continue to be in place to mitigate the risk of lost information due to any unforeseen interruptions that may occur as a result of year 2000 issues arising after January 1, 2000.

     The Company's past and present printer products incorporate software. The Company's printer products prior to the K40DX (K2, K2+, K3, K4, K30, K31 and
K40) do not contain any real-time clock functionality and are believed to be year 2000 compliant. The K40DX printer has a real-time clock and is believed to be year 2000 compliant. Based on management's assessment, no material product distribution or warranty claims are expected. Management believes that the Company will not incur any significant product expenses related to year 2000 compliance.

     Management believes that its efforts will result in year 2000 compliance. Kentek has incurred no incremental costs associated with year 2000 compliance, as the majority of the costs have been incurred as a result of normal business upgrade procedures. The Company does not expect the future costs associated with these procedures to be material. However, the impact on business operations of failure by the Company to achieve compliance or failure by external entities which the Company cannot control, such as vendors, to achieve compliance, could be material to the Company's financial condition and results of operations.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

     The Company's exposure to market risk for changes in interest rates relate primarily to the Company's investment portfolio of cash equivalents and marketable securities. The stated objectives of the Company's investment guidelines are: safety of principal; liquidity; maximization of yield; and diversification of risk. The Company places its cash equivalent and marketable securities investments with U.S. Treasury and federal agency obligations, high credit quality commercial paper, obligations of corporations, banks and agencies including notes and bonds, taxable money market preferreds, certificates and/or time deposits of high quality commercial banks and tax exempt state and municipal obligations. The investment portfolio includes only those securities with active secondary resale markets to ensure portfolio liquidity.

     The Company also invests in trading securities on a regular basis. The portfolio is managed by an outside professional and may include equity securities. Total funds devoted to trading securities are approximately $18,271,000. As of March 31, 1999, the portfolio did not contain any equities. The Company also has investments in two limited partnerships in the amount of $7,000,000 that are subject to market and interest rate risk.

     The table below presents principal amounts and related weighted average interest rates by date of maturity for the Company's investment portfolio of debt securities. The debt security investment portfolio has a weighted average maturity of 90 days or less.

                                                                         MATURITY
                                                       --------------------------------------------
                                                                                      FAIR VALUE AT
                                                                                        MARCH 31,
                                                        1999    THEREAFTER   TOTAL        1999
                                                       ------   ----------   ------   -------------
                                                                  (AMOUNTS IN THOUSANDS)
Cash equivalents.....................................  $5,749                $5,749      $5,749
  Average interest rate..............................    4.49%                 4.49%
Commercial paper.....................................   1,998       $0        1,998       1,998
  Average interest rate..............................    4.88%                 4.88%
                                                       ------       --       ------      ------
Total investment portfolio...........................  $7,747       $0       $7,747      $7,747
                                                       ======       ==       ======      ======
  Average interest rate..............................    4.59%                 4.59%

     The above table is based upon contractual maturity dates in the Company's investment portfolio of debt securities. These investment securities are subject to interest rate risk and will fall in value if market interest rates increase. Due to the short term maturities of the portfolio, no material change in value is expected if interest rates change.

FOREIGN CURRENCY RISK

     The Company has operations in Japan, and as a result, cost of sales and operating expenses are dependent on dollar-yen exchange rates. On occasion the Company has purchased Japanese yen forward exchange contracts to minimize the effect of fluctuating foreign currencies on its reported income, generally over the ensuing four to five months. The forward exchange contracts do not qualify as hedges for financial reporting purposes and are reported in the financial statements net of changes in forward rates that are reflected in income. Although the volatility of income over the period covered by such contracts is reduced, increased volatility may be reported during interim periods. At March 31, 1999, the Company did not have any forward exchange contracts outstanding

     Based on the Company's overall currency rate exposure at March 31, 1999, a 10% change in currency rates would not have a significant material effect on the financial position, results of operations or cash flows of the Company.

                                    PART II.

                               OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     The Company is currently not involved in any material legal proceedings.

ITEM 2. CHANGES IN SECURITIES

     Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

ITEM 4. SUBMISSIONS OF MATTERS TO A VOTE OF SECURITY HOLDERS

     Not applicable.

ITEM 5. OTHER INFORMATION

     Not applicable

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits

       Exhibit 27        -- Financial Data Schedule

     (b) Form 8-K

        Filed on November 16, 1998.

               KENTEK INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              KENTEK INFORMATION SYSTEMS, INC.

                                                  /s/ HOWARD L. MORGAN
                                            ------------------------------------
                                                      Howard L. Morgan
                                                   Chairman of the Board

                                                  /s/ PHILIP W. SHIRES
                                            ------------------------------------
                                                      Philip W. Shires
                                               President and Chief Executive
                                                        Officer and
                                              Interim Chief Accounting Officer
                                               (Principal Executive Officer)

Date: May 14, 1999

                     PROXY-KENTEK INFORMATION SYSTEMS, INC.
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


     The undersigned stockholder of Kentek Information System, Inc. ("Kentek") hereby appoints Philip W. Shires, Dr. Howard L. Morgan and James C.T. Linfield, and each of them acting singly, with full power of substitution, to be its proxy and to vote for the undersigned on all matters arising at the Special Meeting of Stockholders of Kentek (or any adjournments or postponements thereof) to be held on [________], 1999, at the offices of Cooley Godward llp, 2595 Canyon Boulevard, Suite 250, Boulder, Colorado 80302 and to represent the undersigned at such meeting.


     The shares represented hereby will be voted with the instructions contained herein. If no instruction is given, the shares will be voted FOR proposal 1 on the reverse hereof. Proposal 1 is fully described in the notice of the special meeting and the accompanying proxy statement, receipt of which is hereby acknowledged. The undersigned ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.



       (Continued, and to be marked, dated and signed, on the other side)
                                SEE REVERSE SIDE

 Please mark your vote as

            [X]

indicated in this example.

     This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted FOR proposal 1.


                         [ ] FOR        [ ] AGAINST

1. To approve and adopt the proposed Merger Agreement, dated as of May 14, 1999, between Kentek and KE Acquisition Corp., pursuant to which KE Acquisition Corp. will be merged with and into Kentek, and to approve the transactions contemplated thereby.


                              The undersigned hereby authorizes the proxies to vote in their discretion on any other business which may properly be brought before the meeting or any adjournments or postponements thereof.

                              (Name of stockholder)

                              Dated:____________________________________, 1999

                              By:
                                 ---------------------------------------------




   PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED ENVELOPE.